
08001519

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Azure Dynamics Corporation

*CURRENT ADDRESS 14925 Eleven Mile Road
Oak Park, MI 48237

PROCESSED
APR 01 2008
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35762 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: MAC

DAT : 3/28/08


AZURE
DYNAMICS



News Release

STARTRANS DEALERS SIGN WITH AZURE DYNAMICS

Toronto, Ontario – January 11, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company"), a leading developer of hybrid electric and electric powertrains for commercial vehicles, today announced with its shuttle bus partner StarTrans, a business division of Supreme Corporation (AMEX: STS), that it has signed nine bus distributors across North America for the marketing and sales of the CitiBus Hybrid Senator HD ("CitiBus") hybrid electric shuttle buses.

Azure estimates that approximately 70% of the targeted shuttle bus market in the US and Canada is covered by this distributor network. The distributors are:

- Arcola Bus Sales – New York City Region, New Jersey, Eastern Pennsylvania
- Colonial Equipment Co. - Maryland, Delaware, Washington D.C.
- EK Coaches - Washington, Oregon, Idaho
- First Bus Centre - British Columbia, Alberta, Yukon, Saskatchewan, Manitoba
- Florida Bus Unlimited - Florida
- Matthews Buses - Upstate New York, Connecticut, Rhode Island, Massachusetts, Maine, New Hampshire, Vermont
- Mid South Bus Center, Inc. – Tennessee
- Sonny Merryman, Inc. – Virginia
- Transportation South, Inc. – Alabama, Georgia, Louisiana, Mississippi

Azure's CitiBus cab-chassis utilizes the same G1 Series hybrid chassis currently in production and operation with delivery van fleets such as Purolator Courier Ltd. The CitiBus cab-chassis integrates an International 3200 cab with Azure's newly developed front nose and a Workhorse chassis. Azure's hybrid systems offer significant fuel and maintenance savings for shuttle bus operators. In testing, Azure's hybrid delivery vans have demonstrated nearly a 50% reduction in fuel consumption on a mile per gallon basis in city driving compared to conventionally powered delivery vans.

StarTrans's Senator HD "Heavy-Duty" body utilizes a strong fibreglass-reinforced panel (FRP) skin which encases a rugged steel cage for optimal safety. StarTrans is known for their smooth styling, passenger comfort and convenience, spacious interior and windows, engineering excellence and quality construction.

About StarTrans

Supreme Corporation's StarTrans Bus Division came into existence in 1983. Since then, StarTrans has grown to be one of the leaders in commercial bus manufacturing. StarTrans markets 32 models of transit and tour buses, with passenger capacities ranging from seven up to 42 and offers various wheelchair placements. StarTrans has two manufacturing facilities, one in Goshen, Indiana and the newest in Moreno Valley, California. The company is strongly committed to building quality products, having successfully completed commercial testing for 17 buses at the Federal Transit Administration's Altoona Bus Testing Center. StarTrans is an ISO 9001:2000 certified manufacturer. For more information, please visit www.startransbus.com.

About Azure Dynamics

Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus and is currently working internationally with various partners and customers including: Purolator Courier Ltd., United States Postal Service, Canada Post, Ford Motor Company, Smith Electric Vehicles, Workhorse Custom Chassis, Productive Concepts Inc., StarTrans and AM General LLC. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions. Azure Dynamics' operations are based in North America and Europe.

For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

NOTE: The foregoing information may contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, but are not limited to: the ability to raise the capital required for product development and operations, product development delays, changing environmental regulations, the ability to attract and retain business partners, competition from other developers of hybrid electric vehicle control systems, competition from other advanced or existing power technologies, evolving markets for power for transportation vehicles. These factors should be considered carefully and readers should not place undue reliance on Azure's forward-looking statements. Investors are encouraged to review the risks detailed from time to time in the company's filings with regulatory authorities.

FOR MORE INFORMATION, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220 ext 105
Email: sglaser@azuredynamics.com



News Release



AZURE DYNAMICS AGREES DRS CONTRACT FOR $5.7 MILLION

Toronto, Ontario – February 22, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles, today announced that it has agreed its contract with DRS Sustainment Systems, Inc. ("DRS") in respect of Azure's portion of the cancelled program for the Chemical Biological Protective Shelter ("CBPS-M2").

The agreement of CDN$5.7 million (US$4.9 million) represents the value of Azure's contribution to the CBPS-M2 program in 2006 as well as related contract closure matters. Azure has already received CDN$2.5 million in cash through contract progress billings in 2006 and the balance of the cash (CDN$3.2 million) is expected to be received in early 2007 upon the execution of contract modification. Azure developed the advanced power electronics for the CBPS-M2 contract, including such components as inverters, converters and under-the-hood export power, which DRS has integrated into the CBPS-M2.

The Company has already redeployed all engineering resources from this program to its core production programs with Ford and StarTrans.

Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions. Azure Dynamics' operations are based in North America and Europe.

For more information please visit www.azuredynamics.com.

-30-

NOTE: The foregoing information may contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, but are not limited to: the ability to raise the capital required for product development and operations, product development delays, changing environmental regulations, the ability to attract and retain business partners, competition from other developers of hybrid electric vehicle control systems, competition from other advanced or existing power technologies, evolving markets for power for transportation vehicles. These factors should be considered carefully and readers should not place undue reliance on Azure's forward-looking statements. Investors are encouraged to review the risks detailed from time to time in the company's filings with regulatory authorities.

FOR MORE INFORMATION, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220 ext 105
Email: sglaser@azuredynamics.com



BDO Dunwoody LLP
Chartered Accountants
and Advisors

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada M5J 2J8
Telephone (416) 865 0200
Telefax (416) 865 0887

www.bdo.ca

Auditors' Report

To the Shareholders of
Azure Dynamics Corporation

We have audited the consolidated balance sheets of Azure Dynamics Corporation (a development stage enterprise) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit, and cash flows for the years then ended and for the period from inception to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended and for the period from inception to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
March 6, 2007

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Stated in Thousands)

As at	December 31 2006	December 31 2005
	$	$
ASSETS		
Current		
Cash and cash equivalents (Note 6)	**27,192**	20,721
Accounts receivable	**3,394**	1,004
Contributions receivable (Note 14)	**1,274**	597
Inventory and related prepayments (Note 7)	**3,821**	2,696
Prepaid expenses	**831**	980
	36,512	25,998
Restricted cash (Note 6)	**699**	698
Property and equipment (Note 8)	**5,614**	5,573
Other assets	**-**	61
Intangible assets, net of amortization (Note 9)	**10,542**	12,133
Goodwill (Note 3)	**2,932**	2,932
	56,299	47,395
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**2,814**	3,403
Customer deposits & deferred revenue	**1,046**	1,574
Current portion of notes payable (Note 4)	**212**	2,558
	4,072	7,535
Long-term		
Deferred revenue	**943**	1,038
Notes payable (Note 4)	**2,294**	-
	3,237	1,038
Shareholders' equity		
Share capital (Note 12)	**112,803**	80,701
Contributed surplus (Note 12)	**3,816**	2,316
Deficit	**(67,629)**	(44,195)
	48,990	38,822
	56,299	47,395

Approved on behalf of the Board:

"signed D. Campbell Deacon" Director

D. Campbell Deacon

"signed Dennis A. Sharp" Director

Dennis A. Sharp

The accompanying notes are an integral part of these consolidated financial statements.

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statements of Operations and Deficit
(Stated in Thousands)

	For the years ended December 31		Cumulative Since Inception
	2006	2005	
	$	$	$
Revenues	**5,771**	4,608	10,379
Cost of sales	**4,590**	3,835	8,425
Gross Margin	**1,181**	773	1,954
Expenses			
Engineering, research, development and related costs, net	**13,466**	11,443	34,033
Selling and marketing	**3,171**	3,360	10,262
General and administrative	**8,376**	8,178	26,515
Total expenses	**25,013**	22,981	70,810
Loss from operations	**(23,832)**	(22,208)	(68,856)
Interest and other income, net	**487**	290	1,328
Foreign currency gains/(losses)	**(89)**	22	(101)
Net loss for the period	**(23,434)**	(21,896)	(67,629)
Deficit, beginning of period	**(44,195)**	(22,299)	-
Deficit, end of period	**(67,629)**	(44,195)	(67,629)
Loss per share - basic	**(0.14)**	(0.15)	
Weighted average number of shares - basic *	**164,130**	142,224	

* *No fully diluted earnings per share have been disclosed, as these would be anti dilutive.*

The accompanying notes are an integral part of these consolidated financial statements.

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Stated in Thousands)

	For the years ended December 31		Cumulative Since Inception
	2006	2005	
	$	$	$
Cash flows from operating activities			
Net loss for the period	(23,434)	(21,896)	(67,629)
Adjustments for:			
Amortization of property and equipment and other assets	780	661	2,275
Amortization of intangible assets	1,749	1,591	3,340
Unrealized foreign currency gains/(losses)	(245)	170	(75)
Accretion expense on convertible debentures	-	-	74
Amortizaton of deferred financing costs	-	-	88
Lease termination	-	-	458
Common shares issued in exchange for services	-	-	78
Stock option compensation expense	1,696	1,618	3,943
	(19,454)	(17,856)	(57,448)
Changes in non-cash working capital items (note 16)	(5,232)	(362)	(6,761)
Movement due to exchange impact	(24)	(76)	(100)
Total Cash flows from operating activities	(24,710)	(18,294)	(57,448)
Cash flows from financing activities			
Issuance of common shares (net of costs)	31,905	26,287	92,349
Alternative Investment Market listing costs	-	-	(1,000)
Capital Assurance Agreement costs	-	-	(965)
Convertible debentures funds received (net of costs)	-	-	2,009
Issuance of special warrants	-	-	3,500
Repayment of obligations under capital lease	-	-	(27)
Repayment of long term debt	-	-	(50)
Principle payments on notes payable	(54)	(42)	(96)
Movement due to exchange impact	4	(374)	(370)
Total Cash flows from financing activities	31,855	25,871	95,350
Cash flows from investing activities			
Acquisition of property and equipment	(820)	(864)	(3,087)
Acquisition of other assets	(97)	(71)	(863)
Changes in Restricted Cash	-	(698)	(698)
Cash acquired from acquisition of subsidiary, net of costs	-	365	365
Changes in loans to employees	-	-	92
Movement due to exchange impact	238	-	238
Total Cash flows from investing activities	(679)	(1,268)	(3,953)
Increase in cash and cash equivalents	6,466	6,309	33,948
Exchange impact on cash held in foreign currency	5	99	104
Cash and cash equivalents, beginning of period	20,721	14,313	-
Cash and cash equivalents, end of period	27,192	20,721	34,052

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations and Basis of Presentation

Azure Dynamics Corporation (the "Company") or ("ADC") is incorporated under the laws of Alberta. The Company is a development stage enterprise, involved in the development and supply of electric and hybrid electric powertrains and vehicle control systems for commercial vehicle and military applications.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There are additional development stages to be completed before the marketability, if any, of the Company's technology can be determined. While the Company has derived limited revenue from the performance of development projects and from the sale of components to third parties, its ability to continue operations is uncertain and dependent upon the successful completion of technical development of the technology, obtaining additional financing and achieving profitable operations. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and liabilities that might be necessary should the Company be unable to continue in business.

2. Significant Accounting Policies

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Consolidation
The consolidated financial statements include the accounts of the Company and of its wholly owned subsidiaries since the date of acquisition. The Company has four wholly owned subsidiaries; Azure Dynamics Inc., which is incorporated under the Canada Business Corporations Act ("CBCA"); Azure Dynamics Corporation of America (inactive) and Azure Dynamics Incorporated, both of which are incorporated under the laws of the state of Delaware, U.S.A.; and Azure Dynamics Limited, which is incorporated under the laws of England and Wales. Business acquisitions are accounted for using the purchase method. Investments in joint ventures are accounted for using the proportional consolidation method. All transactions within the subsidiaries have been eliminated upon consolidation.

(b) Revenue recognition
Certain product lines within Solectria (acquired in January 2005 - see note 3) are no longer considered development stage. Therefore the Company now recognizes revenues on the sales of those products at the point of shipment, provided that the Company has evidence of an arrangement, the fee is fixed and determinable, delivery has occurred, title and risk of loss have passed to the customer, and collectibility is reasonably assured.

In addition, the Company recognizes revenues on long term engineering contracts within these product lines using the percentage of completion method. The revenue recognized is determined based on the total contract value and the percentage of the contract estimated completed at the end of the reporting period. Because of inherent uncertainties in estimating the costs to complete contracts in progress, it is possible that the estimates used will change within the near term. Changes in estimated job profitability are accounted for as changes in estimates in the current period. Where applicable, the entire amount of future estimated losses on contracts in progress are recognized when they become known.

2. Significant Accounting Policies (b) (cont'd.)

The Company also recognizes revenues related to a technology and software licensing agreement (see note 10). The agreement provided for non-refundable payments which are being recognized in revenue on a straight-line basis over the period of the license agreement.

Revenues earned from product lines that are considered in the development stage are reflected as a reduction of the related research and development costs.

Customer deposits and deferred revenue primarily represent fees paid by customers in advance of products being shipped, contract revenue recognized, and the license agreement referred to in note 10.

(c) Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization. No development costs have been deferred to date.

Reimbursements of eligible costs pursuant to government assistance programs are recorded as a reduction of research and development costs when the related costs have been incurred. Claims not settled by the balance sheet date are recorded as "Contributions receivable" on the consolidated balance sheets. The determination of the amount of the claim, and hence the receivable amount, requires management to make calculations based on its interpretation of eligible expenditures in accordance with the terms of the programs. The reimbursement claims submitted by the Company are subject to review by the relevant government agencies. Although the Company has used its best judgment and understanding of the related program agreements in determining the receivable amount, it is possible that the amounts could increase or decrease by a material amount in the near term dependent on the review and audit by the government agency.

The government assistance programs typically incorporate repayment provisions that are contingent upon future trigger-events. In these cases, a repayment liability is recorded when the event occurs or it is considered more likely than not that the event will occur. With respect to repayments in the form of future royalty payments based on sales levels achieved, the liability will be recorded as related revenues are recognized by the Company.

(d) Investment tax credits

The benefits of investment tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditure is made provided there is reasonable assurance of recoverability. The investment tax credit reduces the carrying cost of expenditures for capital assets and research and development expense. Since becoming a public company, the Company is no longer eligible to receive cash refunds from the investment tax credit program – all past investment tax credits receivable in cash have been collected. Since becoming a public company, investment tax credits earned are being carried forward to reduce future federal taxes payable. These investment tax credits have not been recorded as their ultimate utilization is uncertain.

(e) Cash and cash equivalents

The Company considers bank balances (including temporary bank overdrafts) and all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

(f) Inventory and related prepayments

Inventory is comprised of product, spare parts, product components and materials held for resale or use in the Company's product development activities or customer projects and include prepayments made for components on order. Work in progress inventory is comprised of material, labour and a portion of overhead costs relating to in-progress customer and internal orders. Inventory is valued at the lower of cost or net realisable value.

2. Significant Accounting Policies (cont'd.)

(g) Accrued warranty liabilities

The Company generally warranties its products against defects and workmanship for a period of one to three years from the date of shipment, subject to certain guidelines and exclusions. A provision has been established for this warranty obligation. In establishing the accrued warranty liability, management has estimated the likelihood that products sold will experience warranty claims and the estimated costs to resolve the claims received, taking into account the nature of the product and the past and projected claims experience with the products.

(h) Property and equipment

Property and equipment assets are recorded at cost, less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Workshop equipment	5 years	Office furniture and equipment	5 years
Computer software	2 to 3 years	Automotive	3 to 5 years
Computer hardware	3 years	Leasehold improvements	1 to 12 years
Tooling	3 to 5 years		

The building (see note 4) is amortized on a 3% declining balance methodology..

The Company tests long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; the accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and a current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its previously estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset or asset group. An impairment loss is recognized when the carrying amount is not recoverable and exceeds the fair value of the asset or asset group. The impairment loss is measured as the amount by which the carrying amount exceeds fair value.

(i) Other assets

Other assets of $61,000 at December 31, 2005 are related to a note receivable. The note was repaid in full during the current year.

(j) Intangible assets

Intangible assets include the fair value of identifiable intangible assets acquired in a purchase business combination. The customer order backlog asset is amortized as the underlying orders are executed. Amortization of the product technology asset is provided on a straight-line basis over the estimated useful life of ten years. The costs of acquiring and applying for patents, trademarks and licensed technology are capitalized and amortized on a straight-line basis over their estimated useful lives of five years. The costs of acquiring and applying for patents, trademarks and licensed technology costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these intellectual properties. Management reviews the intellectual properties for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Management measures any potential impairment by comparing the carrying value to the undiscounted amounts of expected future cash flows

(k) Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a

2. Significant Accounting Policies (k) (cont'd.)

purchase business combination. Goodwill is not amortized but is subject to annual fair value impairment tests or is adjusted if changes in circumstances indicate that the carrying value may not be recoverable.

(l) Variable interest entities
Effective January 1, 2005, the Company adopted Accounting Guideline 15 – Consolidation of Variable Interest Entities ("AcG 15"). This guideline requires the consolidation of certain variable interest entities ("VIE") for annual or interim periods beginning on or after November 1, 2004. The Real Estate Joint Venture that is described in note 4 is by definition a VIE. The Company has assessed the impact of AcG 15 and determined that the Company is not the primary beneficiary of the variable interest entity and accordingly, the implementation of AcG 15 has not had any impact on the consolidated audited financial statements.

(m) Financial instruments
The Company carries a number of financial instruments. Unless otherwise indicated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(n) Foreign currency translation
Monetary assets and liabilities of integrated operations that are not denominated in Canadian Dollars are translated at the rate of exchange prevailing at the period end, while revenues and expenses are translated at average rates of exchange during the period. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary items are translated at historical exchange rates. All of the Company's foreign subsidiaries' operations are considered to be integrated.

For the year ended December 31, 2006, a foreign exchange loss of $89,000 was recognized in the consolidated earnings (2005 - foreign exchange gain of $22,000).

(o) Future income taxes
Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

(p) Stock based compensation
The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan described in Note 12(c). The Company accounts for the stock-based compensation using the fair-value method as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated earnings over the vesting period of the options. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options issued include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

(q) Earnings per share
Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to

2. Significant Accounting Policies (q) (cont'd.)

common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments, in accordance with standards approved by the Canadian Institute of Chartered Accountants.

(r) Use of estimates
The preparation of consolidated financial statements requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

(s) Comparative figures
Certain comparative figures have been restated to be consistent with current year financial statement and footnote presentation.

3. Acquisition of Solectria

On January 31, 2005, the Company completed the acquisition of Solectria Corporation ("Solectria"), a U.S. based hybrid electric powertrain and components supplier. The Company acquired all of the outstanding shares of Solectria in exchange for 25,297,655 of its common shares, resulting in Solectria's former shareholders owning approximately 19.8% of the Company's issued and outstanding common shares at that time. Singapore Technologies Kinetics Ltd. ("STK"), a major Solectria shareholder, held approximately 11% of the Company's common shares immediately post-closing. Solectria now operates as Azure Dynamics Incorporated.

The Company's common shares traded at a weighted average price of approximately $0.88 prior to, and immediately after, the acquisition was announced on December 17, 2004. After considering trading discounts for block share trades and typical issue costs the fair market value of the shares was deemed to be $0.66. The Company issued 25,297,655 common shares, with a deemed value of $16.7 million, and paid cash of $0.4 million in settlement of the purchase price. Total consideration, including acquisition expenses of $0.7 million, is $17.8 million.

The Company has accounted for the acquisition using the purchase method and the results of operations of Solectria have been consolidated into the Company's earnings with effect from February 1, 2005. The aggregate purchase price of $17.8 million was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

(Stated in thousands of dollars)		
Current assets (including cash of $625)	$	3,074
Restricted cash		745
Property and equipment		4,678
Other assets		53
Intangible assets		13,400
Goodwill		2,932
Current liabilities		(4,428)
Notes payable		(2,700)
	$	17,754

3. Acquisition of Solectria (cont'd.)

Assets and liabilities are recorded based on their estimated fair values at January 31, 2005. Intangible assets are comprised of:

(Stated in thousands of dollars)		
Customer order backlog	$	900
Product technology		12,500
	$	13,400

The intangible assets associated with this acquisition included on the Consolidated Balance Sheet of $10.2 million at December 31, 2006, $11.9 million at December 30, 2005 are net of amortization of $3.2 million and $1.5 million respectively

4. Investment in Real Estate Joint Venture

The Company's US subsidiary (formerly Solectria) owns a 50% interest in ND Solectria LLC, a joint venture partnership with NDNE Real Estate, Inc., a real estate development corporation. The investment in the real estate joint venture, which is accounted for using the proportional consolidation method, was formed for the purpose of holding property located in Woburn, Massachusetts. On October 1, 2001, the Company entered into a lease agreement for the Woburn property. The Company provided a security deposit of US$400,000 (Cdn$466,000) and made guarantees of an additional US$600,000 (Cdn$699,000) that is in the form of a letter of credit, which is collateralized by certain cash equivalents. NDNE Real Estate, Inc. maintains the unilateral right to sell the property during the lease term and manages the property. The Company is entitled to 50% of earnings of ND Solectria LLC. During the year ended December 31, 2006 the Company's interest in earnings from the real estate joint venture amounted to $163,000 (2005 - $154,000).

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated balance sheets as follows:

(Stated in thousands of dollars)		**December 31, 2006**		December 31, 2005
Cash and equivalents	**$**	**316**	$	310
Accounts receivable		**13**		15
Property and equipment		**3,117**		3,225
Total assets	**$**	**3,446**	$	3,550
Accounts payable and accrued liabilities	**$**	**300**	$	296
Note payable – current		**212**		2,558
Note payable – long term		**2,294**		-
Shareholders' equity		**640**		696
Total liabilities and shareholders' equity	**$**	**3,446**	$	3,550

The note payable is the Company's proportionate share of a mortgage on the Boston property owned by ND Solectria LLC. The note is repayable on November 20, 2011, bears interest at a floating rate of the applicable Treasury rate plus 200 basis points and is secured by the mortgaged premises. As both parties are jointly and severally liable for repayment of the note payable, the maximum exposure to loss as a result of its involvement with this entity is $5.0 million. The principle repayments over the next five years payable by the joint venture are approximately as follows. 2007 -$67,000, 2008 -$71,000, 2009- $77,000, 2010-$83,000, 2011-$89,000.

4. Investment in Real Estate Joint Venture (cont'd).

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated statements of operations and deficit as follows:

(Stated in thousands of dollars)		**For the year ended December 31, 2006**		For the year ended December 31, 2005
General and administrative	**$**	**(327)**	$	(338)
Other Expense		**164**		184
Net income	**$**	**163**	$	154

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated cash flow statement as follows:

(Stated in thousands of dollars)		**For the year ended December 31, 2006**		For the year ended December 31, 2005
Net Income	**$**	**163**	$	154
Amortization		**90**		65
Principle payments on note payable		**(54)**		(48)
Changes in short term assets and liabilities		**(193)**		139
		6		310
Cash and cash equivalents beginning of period		**310**		-
Cash and cash equivalents end of period	**$**	**316**	$	310

5. Financial Instruments

At December 31, 2006, substantially all of the Company's cash was held at a recognized Canadian national financial institution. As a result, the Company was exposed to all of the risks associated with that institution.

The Company holds monetary assets and liabilities that are denominated in foreign currencies and is therefore exposed to foreign currency exchange risk. The most significant of those balances are held in US dollars, where total assets and total liabilities at December 31, 2006 were USD$8.4 million and USD$5.3 million respectively.

6. Cash and Cash Equivalents

Restricted cash consists of short term U.S. treasury bills pledged as security with a bank as the collateral for a letter of credit which forms part of the security deposit for the facility in Woburn, Massachusetts (note 4).

(Stated in thousands of dollars)	**December 31 2006**	December 31 2005
Cash in bank	**27,192**	20,721
Restricted cash	**699**	698
	27,891	21,419

7. Inventory and Related Prepayments

(Stated in thousands of dollars)	December 31 2006	December 31 2005
Components and finished goods	$ 1,918	$ 1,524
Work in progress	1,864	1,029
Prepayments - components on order	39	143
	$ 3,821	$ 2,696

8. Property and Equipment

	December 31, 2006		
(Stated in thousands)	Cost	Accumulated Amortization	Net book Value
Workshop equipment	$ 964	$ 568	$ 396
Computer software	976	801	175
Computer hardware	1,017	762	255
Tooling	236	47	189
Office furniture and equipment	325	197	128
Automotive	213	172	41
Building	4,255	572	3,683
Leasehold improvements	1,085	338	747
	$ 9,071	$ 3,457	$ 5,614

	December 31, 2005		
(Stated in thousands)	Cost	Accumulated Amortization	Net book Value
Workshop equipment	$ 850	$ 451	$ 399
Computer software	766	646	120
Computer hardware	871	666	205
Tooling	92	17	75
Office furniture and equipment	273	145	128
Automotive	215	108	107
Building	4,287	426	3,861
Leasehold improvements	915	237	678
	$ 8,269	$ 2,696	$ 5,573

9. Intangible Assets

	December 31, 2006		
(Stated in thousands)	Cost	Accumulated Amortization	Net book Value
Patents	$ 493	$ 198	$ 295
Trademarks	61	32	29
Customer order backlog	900	786	114
Product technology	12,500	2,396	10,104
	$ 13,954	$ 3,412	$ 10,542

9. Intangible Assets (cont'd,)

	December 31, 2005		
	Cost	Accumulated Amortization	Net book Value
Patents	$ 340	$ 126	$ 214
Trademarks	56	20	36
Customer order backlog	900	371	529
Product technology	12,500	1,146	11,354
	$ 13,796	$ 1,663	$ 12,133

The costs of acquiring and applying for patents, trademarks and licenses are capitalized and amortized on a straight-line basis over their estimated useful lives of five years. The customer order backlog and product technology assets were a result of the Solectria acquisition (see note 3). The value of the customer order backlog asset of $900,000 was derived based upon the expected free cash flow contribution of the Solectria backlog at the time of the acquisition. The free cash flow was discounted at 25% to present value. The backlog asset is amortized as revenues from the backlog as the underlying orders are executed. It is expected that the majority of the backlog revenues will be recognized within three years of the acquisition date of January 31, 2005. The value of the product technology asset of $12.5 million was derived based upon the expected free cash flow attributable to future revenues that are based upon the acquired technology. The cash flows were discounted at 25% to present value. The product technology asset is amortized on a straight-line basis over a 10 year period.

10. Related Party Transactions

a) During the year ended December 31, 2005 the Company paid $315,000 to a private company controlled by the Chief Executive Officer for remuneration in respect of an employment contract. Payments related to the employment contract were paid directly to the employee during the year ended December 31, 2006.

b) In November 2003, Solectria entered into a Transfer of Technology and Software Licensing Agreement ("TTA Agreement") with STK. Under the terms of the agreement, STK is granted a non exclusive license to use and manufacture certain on the Company's technology in specified territories. The Company also provided STK with the training necessary for the transfer of the technology. The license expires in November 2020, and is subject to automatic one-year renewals thereafter. The Company received cash consideration for the license and transfer of technology, and for the training in the aggregate amount of US$1.0 million (Cdn$1.2 million). As discussed in note 2(b), revenues from the TTA Agreement are being recognized on a straight-line basis over the period of the license agreement. As of December 31, 2006, the Company has deferred revenue associated with the TTA Agreement in the amount of $0.9 million (2005 - $1.0 million). During the twelve months ended December 31, 2006, revenues recognized by the Company from the sale of products to STK and its related companies and from certain other contractual arrangements totalled approximately $68,000 (2005 - $137,000). As of December 31, 2006, accounts receivable includes $11,000 (2005 - $11,000) due from STK and customer deposits includes $42,000 (2005 - $41,000) received from STK.

11. Pension Contributions

After an executive officer or employee has completed one year of service, the Company may contribute up to 5% of the officer's or employee's base salary to a self-directed registered retirement plan. The resultant pension contribution expense is recorded in the period that the services are rendered by the officer or employee. The Company incurred pension contribution expenses of $222,000 for the twelve months ended December 31, 2006 (2005 - $137,000).

12. Share Capital, Special Warrants and Stock Options

(a) Authorized
Unlimited common shares without par value
Unlimited preferred shares without par value, non cumulative, redeemable, and non voting

(b) Issued and outstanding common shares (amounts stated in thousands of dollars)

	Number of shares		
	Pre RTO	Post RTO	Amount
Balance, June 30, 1999	2	2	$ -
Issued to acquire certain intellectual properties	5,199,998	7,279,998	-
Private placement	1,794,500	2,512,300	2
Private placement	2,600,000	3,640,000	650
Issued for services	100,000	140,000	25
Balance, June 30, 2000	9,694,500	13,572,300	677
Private placement	6,574,600	9,204,440	2,298
Issued for services	120,000	168,000	-
Balance before RTO (i)	16,389,100	22,944,740	2,975
		1,526,269	(275)
Share issue costs on RTO transaction		-	(248)
Issued on exercise of options		178,000	45
Balance, June 30, 2001		24,649,009	2,497
Private placement (ii)(iv)		8,000,000	3,511
Private placement (iii)(iv)		10,400,000	5,000
Issued on exercise of options		266,700	67
Private placement (v)		240,000	120
Balance, June 30, 2002		43,555,709	11,195
Issued on exercise of options		125,333	34
Private placement (vi)		1,300,000	560
Balance, December 31, 2002		44,981,042	11,789
Issued in lieu of non-executive director fees		50,000	25
Issued on exercise of options		164,000	42
Equity issue cost recovery		-	16
Special warrants converted to shares (vi)		200,000	90
Private placement (viii)		25,382,126	9,858
Debenture conversion (vii)		7,386,668	2,172
Balance, December 31, 2003		78,163,836	23,992
March 2004 private placement (ix)		4,861,110	3,892
Issued on exercise of agent compensation options (viii)		2,325,508	1,178
Issued on exercise of stock options		896,665	298
Issued in lieu of non-executive directors fees		42,307	28
Issued on exercise of warrants (viii)		12,623,185	7,836
TSX listing costs (x)		-	(145)
July 2004 public offering (xi)		3,811,250	2,557
Capital Assurance Agreement costs (xi)		-	(983)
AIM listing costs (xii)		-	(1,000)
Issued pursuant to the Capital Assurance Agreement (xi)		67,875	40
Balance, December 31, 2004		102,791,736	37,693
Issued on acquisition of Solectria Corporation (xiii)		25,297,655	16,697
February 2005 private placement (xiv)		12,805,000	11,630
Issued on exercise of warrants (xv)		3,605,625	3,391
September 2005 private placement (xvi)		11,050,000	11,009
Issued on exercise of options		584,256	281
Balance, December 31, 2005		156,134,272	80,701
Issued on exercise of options		3,417,513	1,685
Issued on payment of 2005 bonus		97,198	104
November 2006 equity financings (xvii)		38,604,118	30,313
Balance, December 31, 2006		198,253,101	$ 112,803

12. Share Capital, Special Warrants and Stock Options 13(b) (cont'd).

(i) 14,288,200 common shares were subject to escrow restrictions pursuant to an RTO. There are no common shares subject to escrow restrictions as at December 31, 2006 (December 31, 2005 – nil).

(ii) On June 28, 2001, the Company completed a non-brokered placement of 8,000,000 Special A Warrants at a price of $0.45 each for net proceeds of $3.5 million, after deducting issue costs of $89,000. Each Special A Warrant entitled the holder to receive, at no additional cost, one common share.

(iii) On January 29, 2002, the Company completed a non-brokered placement of 10,400,000 Special B Warrants at a price of $0.50 each for net proceeds of $5.0 million, after deducting issue costs of $200,000. Each Special B Warrant entitled the holder to receive, at no additional cost, one common share.

(iv) On February 5, 2002, the Company received a receipt for its final prospectus (dated January 31, 2002) from the British Columbia, Alberta, and Ontario Securities Commissions relating to the qualification of 8,000,000 Common Shares issuable upon the exercise of 8,000,000 Special A Warrants and 10,400,000 Common Shares issuable upon the exercise of 10,400,000 Special B Warrants, whereupon the Special A and B Warrants were exercised and converted into common shares.

(v) Effective June 30, 2002, the Company entered into a private placement subscription agreement for 240,000 common shares of the Company, at a price of $0.50 per share, for gross proceeds of $120,000 in conjunction with a lease termination.

(vi) On November 21, 2002, the Company completed a private placement of 1,300,000 units of the Company (the "Unit Financing"), at a price of $0.50 per unit, for net proceeds of $560,000 after deducting issue costs estimated at $90,000. Under the Unit Financing, each unit was comprised of one common share of the Company and one quarter warrant, each whole warrant exercisable into one common share at $0.55, until November 30, 2003. These warrants expired unexercised on December 1, 2003.

The Company also completed a private placement of 200,000 Special Warrants of the Company (the "Special Warrant Financing"), at a price of $0.50 per Special Warrant, for net proceeds of $90,000 after deducting issue costs estimated at $10k. Under the Special Warrant Financing, each Special Warrant was exercisable into one common share of the Company and one Warrant, each Warrant exercisable into one common share at $0.55, until November 30, 2003. On November 30, 2003, the Special Warrants were exercised into 200,000 common shares of the Company and 200,000 Warrants; the Warrants, exercisable into common shares at $0.55, expired unexercised on December 1, 2003.

(vii) Effective July 31, 2003, the Company completed a $2.2 million secured convertible debenture financing. On December 19, 2003 the Company redeemed the Debentures. All the Debenture holders elected to be redeemed by way of conversion and, in accordance with the terms of the Debentures, such conversion took place at a conversion price equal to $0.30 per share thereby giving the holders 7,386,668 common shares of the Company.

As these debentures were considered to be compound financial instruments, the liability component and the equity component, as determined at initial recognition, were presented separately. The Company valued the equity component of these debentures using the 'residual value of equity component' method, whereby the liability component was valued first using the current market rates for comparable instruments, at the time of issuance, and the difference between the proceeds of the debentures issued and the fair value of the liability was assigned to the equity component.

12. Share Capital, Special Warrants and Stock Options (b) (vii) (cont'd).

The resulting liability and equity values determined using this method, based on an 8% interest rate, was as follows:

Convertible debentures issued July 31, 2003	$ 2,216
Less: equity component	(178)
	2,038
Accretion on conversion feature for the period	75
	2,113
Converted to equity during the period	(2,113)
Balance, December 31, 2003	$ -

The Company accreted the equity component of the debentures on a pro rata basis over their term such that the debt would equal the original face value of the debentures upon maturity; an accretion charge to operations of $74,000 was recorded in 2003.

Debenture issue costs, amounting to $207,000, were recorded as deferred costs on the balance sheet; an amortization charge to operations of $88,000 was recorded in 2003. On conversion of the debentures on December 19, 2003, the carrying value of the convertible debenture liability of $2.1 million was credited to share capital and the unamortized balance of deferred debenture issue costs of $119,000 was charged to share issue costs. Upon conversion, the debenture balance outstanding plus the original value of the equity component less the deferred issue costs with a combined total of $2.2 million was credited to share capital.

(viii) On December 1, 2003, the Company completed a private placement of 25,382,126 common shares of the Company ("Units"), at a price of $0.42 per unit, for net proceeds of $9.9 million after deducting issue costs of $802,000. In conjunction with the financing, the Company issued 12,691,060 warrants, each warrant being exercisable into one common share of the Company at $0.62 until December 1, 2004. The Company also issued 2,325,508 compensation options to agents, each option being exercisable into one common share of the Company at $0.495 up until December 1, 2004. The Company recorded a charge of $36,000 to share capital and a corresponding credit to contributed surplus in respect of the deemed issue costs of the warrants and options, based on their estimated fair values as of the date of grant calculated using the Black-Scholes model. All of the agent compensation options and 12,623,185 of the warrants were exercised by December 1, 2004. The remaining 67,875 warrants expired on December 1, 2004. In accordance with the terms in the Capital Assurance Agreement, described in Note 12(b) (xi), the Obligors subscribed for 67,875 common shares at $0.62 per share in respect of the 67,875 unexercised warrants. Upon exercise of the warrants and agent compensation options, $36,000 was released from contributed surplus and added to share capital.

(ix) On March 10, 2004, the Company completed a private placement of 4,861,110 common shares of the Company at a price of £0.36 per share (approximately $0.86 per share), for net proceeds of $3.9 million after deducting share issue costs of $0.3 million.

(x) On June 4, 2004, the common shares of the Company commenced trading on the main board of the TSX and were de-listed from trading on the TSX Venture Exchange. The costs of listing the common shares on the TSX, totalling $145,000, have been charged to the share capital account. The TSX listing was required to facilitate the July 2004 financing (Note 12(b) (xi)) and the AIM listing (Note 12(b) (xii)), as well as future financings.

12. Share Capital, Special Warrants and Stock Options (b) (cont'd).

(xi) On July 27, 2004, the Company completed a public offering of 3,811,250 common shares of the Company at a price of $0.80 per share. In addition, the Company issued 1,905,625 warrants entitling the holders to purchase one common share of the Company at a price of $1.00 until July 27, 2005. Senior management subscribed for 118,750 of the total number of common shares issued. Net proceeds of the financing were $2.6 million after deducting share issue costs of $454,000 and deemed warrant issue costs of $38,000, based on the estimated fair value of the warrants as of the date of grant calculated using the Black-Scholes model.

Simultaneously, the Company entered into a Capital Assurance Agreement pursuant to which it was ensured to receive by December 15, 2004 approximately $8.5 million which the Company could otherwise receive upon the exercise of the Company's outstanding common share purchase warrants and agent compensation options. The Company had issued and outstanding 11,966,060 common share purchase warrants, each purchase warrant being exercisable at a price of $0.62 until December 1, 2004 for one common share, and 2,245,508 common share agent compensation options, each agent option being exercisable at a price of $0.495 until December 1, 2004 for one common share (collectively the "Old Warrants"). The Company entered into a binding agreement with a number of parties (the "Obligors") which provided that, to the extent any Old Warrants were not exercised for any reason by their expiry time on December 1, 2004, the Obligors would, on a pro rata basis, subscribe for common shares of the Company.

In consideration for entering into the Capital Assurance Agreement, the Obligors received a cash fee of $765,000. In addition, the Obligors received 1,700,000 warrants (the "Obligor Warrants") of the Company. Each Obligor Warrant will permit the holder to acquire one Common Share of the Company at an exercise price of $1.00 up until July 27, 2005. A director of the Company undertook an Obligor obligation of $600,000 and in connection with this undertaking received a cash fee of $54,000 and 120,000 Obligor Warrants. Total costs of the Capital Assurance Agreement of $983,000 are comprised of the cash fee of $765,000, an agents' fee of $200,000 and the deemed warrant issue costs of $18,000, based on an estimated fair value of the warrants as of the date of grant calculated using the Black-Scholes model.

On December 15, 2004, the Company issued 67,875 common shares to the Obligors, at $0.62 per share, in respect of unexercised old warrants. A director of the Company subscribed for 4,791 common shares in respect of his Obligor commitment.

(xii) On August 12, 2004, the Company obtained a secondary listing of its shares and certain warrants on the Alternative Investment Market ("AIM") of the London Stock Exchange. The costs of listing the common shares and warrants on the AIM, totalling $1.0 million, have been charged to the share capital account. The listing was required to facilitate the Capital Assurance Agreement referred to in Note 12(b) (xi) above, as well as future financings.

(xiii) On January 31, 2005, the Company acquired all of the outstanding shares of Solectria in exchange for 25,297,655 of its common shares at a deemed price of $0.66 per common share.

12. Share Capital, Special Warrants and Stock Options (b) (cont'd).

(xiv) On February 21, 2005, the Company completed a private placement financing of 12,805,000 common shares of the Company, at a price of £0.41 per share (approximately $0.96), for net proceeds of $11.6 million after deducting issue costs of $0.6 million.

(xv) Pursuant to a Capital Assurance Agreement, dated July 27, 2005, all of the 3,605,625 issued and outstanding July 2004 warrants were exercised into common shares by either the warrant holders or a syndicate of underwriters at a price of $1.00 per common share. Net proceeds amounted to $3.4 million after deducting costs and fees of $0.2 million.

(xvi) On September 8, 2005, the Company completed a private placement financing of 11,050,000 common shares of the Company, at a price of $1.00 per share for gross proceeds of $11.1 million. Net proceeds amounted to $11.0 million after deducting issue costs of $31,000.

(xvii) On November 7, 2006, the Company completed a Canadian common share offering of 31,176,471 shares at a price of $0.85 per share for gross proceeds of $26.5 million. Net proceeds amounted to $24.5 million after deducting share issue costs of $2.0 million. Also on November 7, 2006, the Company completed a UK common share offering of 4,310,000 shares at a price of $0.85 per share for gross proceeds of $3.7 million. Net proceeds amounted to $3.3 million after deducting share issue costs of $0.4 million. On November 15, 2006, 3,117,647 over allotment options associated with the November 7, 2006 Canadian share offering were exercised by the option holders. Net proceeds amounted to $2.5 million after deducting share issuance costs of.

(c) Stock Options

The Company has a stock option plan (the "Plan") which authorizes the Board to issue options to insiders, employees and service providers of the Corporation and its subsidiaries. The maximum number of common shares issuable under stock options, together with common shares as may be subject to options pursuant to other share compensation arrangements, shall not exceed 10% of the outstanding common shares. The exercise price shall not be lower than the closing trading price of the common shares on the TSX, on the last trading day prior to the date on which the option is granted. The options have terms ranging from one to seven years and generally vest over periods of up to twenty-four months. As at December 31, 2006, the Company had 16,685,003 stock options outstanding under the Plan. The stock options are exercisable at a weighted average exercise price of $0.92 per common share. The stock options expire on various dates between January 22, 2007 and December 19, 2013.

12. Share Capital, Special Warrants and Stock Options (c) (cont'd).

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	Number of Optioned Common Shares	Weighted Average Exercise Price
Executive Officers, Directors, Employees and Consultant Options:		
Balance, June 30, 2000	-	$ -
Options attributable to pre RTO	12,000	2.50
Options expired	(12,000)	2.50
Options granted	5,141,000	0.25
Options cancelled	(1,945,000)	0.25
Balance, June 30, 2001	3,196,000	0.25
Options granted	2,526,000	0.63
Options exercised	(266,700)	0.25
Options cancelled	(126,500)	0.28
Options expired	(9,200)	0.25
Balance, June 30, 2002	5,319,600	0.43
Options granted	20,000	0.53
Options exercised	(53,333)	0.30
Options expired	(281,267)	0.36
Balance, December 31, 2002	5,005,000	0.44
Options granted	1,990,000	0.44
Options exercised	(164,000)	0.26
Option cancelled	(75,000)	0.48
Options expired	(583,000)	0.50
Balance, December 31, 2003	6,173,000	0.44
Options granted	3,170,765	0.69
Options exercised	(896,665)	0.31
Options cancelled/expired	(268,335)	0.50
Balance, December 31, 2004	8,178,765	0.54
Options granted	6,648,137	0.97
Options exercised	(584,256)	0.44
Options cancelled/expired	(211,732)	0.84
Balance, December 31, 2005	14,030,914	0.81
Options granted	6,332,500	0.90
Options exercised	(3,417,513)	0.44
Options cancelled/expired	(260,898)	0.87
Balance, December 31, 2006	**16,685,003**	**$ 0.92**

12. Share Capital, Special Warrants and Stock Options (c) (cont'd).

As at December 31, 2006, the numbers of optioned common shares outstanding and exercisable are as follows:

Expiry Date	Number Outstanding	Number Exercisable	Exercise Price
January 22, 2007	50,000	50,000	0.61
February 12, 2007	20,000	20,000	0.61
March 11, 2007	1,000,000	1,000,000	0.73
April 12, 2007	30,000	30,000	0.94
May 1, 2007	65,000	65,000	0.80
January 1, 2008	225,000	225,000	0.50
February 1, 2008	77,000	77,000	0.50
August 25, 2008	275,000	275,000	0.30
September 26, 2008	235,000	235,000	0.48
January 1, 2009	1,349,575	1,349,575	0.65
May 3, 2009	312,000	312,000	0.90
May 18, 2009	130,000	130,000	0.90
August 12, 2009	279,871	279,871	0.68
October 4, 2009	33,333	33,333	0.60
September 9, 2011	240,000	240,000	0.53
January 18, 2012	2,150,854	1,510,902	0.86
February 17, 2012	44,870	29,083	0.95
February 24, 2012	1,285,000	856,682	0.99
April 6, 2012	70,000	46,667	1.06
April 18, 2012	25,000	16,667	1.08
May 2, 2012	60,000	40,001	1.05
June 6, 2012	5,000	3,334	1.00
June 21, 2012	30,000	20,001	0.95
July 4, 2012	50,000	33,334	0.93
July 4, 2012	20,000	13,334	0.94
July 18, 2012	50,000	33,334	0.95
November 16, 2012	10,000	6,667	1.10
December 23, 2012	2,275,000	1,516,670	1.07
January 17, 2013	1,285,000	428,362	1.11
February 13, 2013	50,000	16,667	1.15
March 23, 2013	90,000	30,003	1.04
May 11, 2013	5,000	1,667	1.30
July 29, 2013	10,000	3,334	0.88
November 22, 2013	75,000	25,000	0.85
December 10, 2013	2,525,000	1,191,667	0.87
December 19, 2013	2,247,500	749,167	0.83
Grand Total	**16,685,003**	**10,894,321**	

(d) Stock Option Compensation

Effective January 1, 2003, the Company adopted the revised recommendations in CICA Handbook Section 3870 whereby it measures compensation costs associated with stock-based compensation using the fair value method and the cost is recognized over the vesting period of the stock option. The fair value of each performance share and stock option is determined at each issue or grant date using the Black-Scholes model with the following assumptions: risk free interest rate - 5% (2005 - 5%), expected life - 4 years (2005 - 4 Years), expected dividend yield – nil (2005 - nil), and expected volatility – ranging from 35% - 37% (2005- 33% to 35%). The Company recorded a compensation expense charge of $1.7 million to consolidated earnings for the year ended December 31, 2006 (2005 - $1.6 million) with a corresponding credit to contributed surplus. Approximately $196,000 was released from contributed surplus and added to share capital in respect of options exercised in 2006 (2005 - $24,000).

The weighted average fair value per option granted in 2006 was 32.60 cents (2005 – 32.78 cents).

12. Share Capital, Special Warrants and Stock Options (cont'd).

(e) Contributed Surplus

(Stated in thousands)

Balance, December 31, 2004	$ 722
Stock option compensation expense	1,618
Release to share capital on exercise of stock options	(24)
Balance, December 31, 2005	2,316
Stock option compensation expense (Note 12(d))	1,696
Release to share capital on exercise of stock options (Note 12(d))	(196)
Balance, December 31, 2006	**$ 3,816**

13. Income Taxes

As at December 31, 2006, the Company has unclaimed consolidated research and experimental development expenditures of $11.2 million that are available to offset future taxable income. The Company also has $79.3 million of consolidated non-capital tax losses that are available for carry forward to offset future taxable income, and $6.7 million of consolidated investment tax credits that are available to offset future income taxes payable, that expire as follows:

(Stated in thousands)

	Non-Capital Losses	Investment Tax Credits	R&D Tax Credits
2007	3,344	30	5
2008	5,251	24	18
2009	5,299	214	17
2010	5,264	109	37
2011	4,455	720	31
2012	-	365	44
2013	-	198	-
2014	6,539	1,201	-
2015	12,049	1,486	-
2016	-	-	6
2017	303	-	18
2018	1,856	-	104
2019	45	-	41
2020	1,652	-	18
2021	4,692	-	61
2022	2,722	-	16
2023	1,661	-	-
2024	2,694	-	-
2025	3,469	-	32
2026	15,304	2,294	21
Infinite	2,673	14	10,705
Totals	**79,272**	**6,655**	**11,176**

The Company also has consolidated net deductible temporary tax differences of $4.5 million which may be used to offset future taxable income. Future income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, net of recorded valuation allowances. The temporary differences, which give rise to a significant portion of the future tax assets as of December 31, 2006, relate primarily to property and equipment, share issue costs, net operating loss and research and development tax credit carry forwards and reserves on inventories and accounts receivable.

13. Income Taxes (cont'd).

The ability of the Company to utilize the losses and other tax balances carried forward in the future is not reasonably assured and therefore has not been recognized in the financial statements. The effective tax rate for the Corporation is approximately 36%. The difference between the effective rate and the actual rate of nil% is attributable primarily to the fact that no future tax asset has been recorded for available loss carry forwards as their ultimate utilization is not reasonably assured.

Section 382 of the US Tax Reform Act of 1986 contains provisions that may limit the amount of net operating loss and tax credit carryforwards that the Company may use in any one year in the event of certain cumulative changes in ownership over a three-year period in excess of 50%, as defined. The Company believes it has experienced a change in ownership in excess of 50%; however, the amount of the limitation has not yet been determined.

14. Projects Under Development

Azure's strategy is to closely align product development and sales efforts with industry partners (Original Equipment Manufacturer's, component suppliers, and customers). By aligning with industry leaders, Azure can gain access to product development support and established distribution networks thereby accelerating the penetration of its hybrid-electric products into the commercial vehicle markets. During 2006, the Company concluded arrangements with Ford Motor Company ("Ford") and StarTrans (a business division of Supreme Corporation) that provide industry alignment and have therefore facilitated a concentration of the Company's efforts around its core programs for series (G1) and parallel (P1) delivery vans and shuttle busses. The primary activities and associated revenues and costs during the year can be summarized within these categories as follows:

(a) Series Hybrid 7,500 to 14,000 lbs GVW ("G1") Production

The G1 product is essentially through the development process and is now commercially available in delivery van and shuttle bus form. This product is specifically designed for inner-city use and is highly suitable for urban delivery vans and shuttle busses which both have a demanding drive-cycle. Azure's current focus is on sales growth and the infrastructure required to support the execution of sales orders.

During the year, a total of 40 production G1 series hybrid electric powered chassis were built. Thirty of these units were fitted with delivery van bodies under the terms of the agreement with Purolator. These units are being placed into delivery service in March and April 2007 bringing the total fleet of Azure vehicles in operation by Purolator to 49 units. The remaining 10 hybrid chassis are being used to build hybrid shuttle busses.

The Company considers the Shuttle bus application to be ideal for the adoption of its G1 technology as they typically operate in high-usage, high-mileage drive cycles and can be eligible for capital subsidies. On August 17, 2006 the Company announced it had signed a supply agreement for the production of hybrid shuttle buses with StarTrans. Under the terms of the agreement, Azure will provide StarTrans with G1 hybrid chassis' on which StarTrans will assemble their shuttle bus body at its manufacturing facilities in Goshen, Indiana. The first StarTrans G1 shuttle bus (the CitiBus Hybrid Senator HD "CitiBus") was completed in October 2006 and unveiled at the North American Buscon trade show in Chicago. The CitiBus product line will be compliant with the United States' Buy-America program and after testing will also be eligible for the Federal Transit Administrations funding for bus purchases. The first nine customer units are scheduled for delivery in the first half of 2007 which is also when on-line production capacity is anticipated to be established at StarTrans. Azure has signed up nine StarTrans bus distributors across

14. Projects Under Development (a) (cont'd).

North America and therefore has access to a distributor network covering approximately 70% of the targeted shuttle bus market in the US and Canada.

The Company incurred $8.0 million in gross research and development expenses for the year ended December 31, 2006 (2005 – $4.9 million) related to these projects. Approximately $1.5 million of inventory costs have been deferred or capitalized at December 31, 2006. This inventory is related to shuttle buses expected to ship in the first half of 2007. No revenue has been earned from these projects as any customer and government contributions received to date have been credited against development costs in accordance with development stage enterprise accounting.

(b) Parallel Hybrid and Electric Vehicle 10,000 to 19,000 lbs GVW ("P1") Development Project

During 2006, the Company completed a number of concept P1 parallel hybrid vehicles for commercial and military applications. As a result of the Ford agreement, Azure's commercial P1 development program is now focused on the Ford E-350 and E-450 commercial vehicle chassis. Ford is providing technical support to the program and therefore the Company expects that the process to integrate the hybrid system with the engine and transmission will be facilitated. All applicable design and testing experience from Azure's existing P1 program, including the practical experience gained from the prototypes built over the past year, has been carried over to the Ford platform. The Company is currently evaluating and testing next-generation prototypes. Demonstration prototypes will be scheduled for customer in-service trials in mid-2007. Thereafter, a quantity of pre-production units for lead customers is anticipated to be built commencing in late-2007 with full production commencing in 2008. It is intended, subject to formal agreement, to distribute the hybridized chassis through Ford's distribution channels.

During the year, the Company substantially completed two funded military programs, the AM General High Mobility Multipurpose Wheeled Vehicle ("HMMWV") integrated with a third generation Auxiliary Power Distribution System ("APDS") and a ground-support aviation APDS developed for the US Air Force. Both of these programs will require minimal future support from Azure.

The company recorded $0.2 million (2005 - $0.9 million) in revenues in the year related to funded P1 development projects (recognised on a percentage of completion basis).

The Company incurred $1.4 million in research and development expenses for the year ended December 31, 2006 (2005 – $0.5 million) related to internally funded P1 projects. No costs have been deferred or capitalized.

(c) Other Product Development

Azure had limited activity in the G2 product area as the focus of the Company was on the P1 and G1 platforms as detailed above. Azure and GKN, a tier 1 supplier to the automotive industry with operations worldwide, built a proof-of-concept hybrid Ford Transit Van in 2006 which is being used as a research and marketing tool in the United Kingdom.

The Company incurred $45,000 in research and development expenses for the year ended December 31, 2006 (2005 – $0.4 million) related to this project. No costs have been deferred or capitalized and no sales revenue has been earned from this project.

The P2 parallel hybrid system is suitable for larger delivery vans and busses (Class 7 and 8). The Company updated its existing design and built second-generation prototypes. Two delivery trucks were delivered to the Charmer-Sunbelt Group ("Charmer-Sunbelt") in October 2006 and are being evaluated in - service. The Company will only actively pursue the development of the P2 system when development

14. Projects Under Development (c) (cont'd).

program partners and engineering resources are identified and available.

The company recorded $0.3 million in revenues in the year (2005 - $0.14 million) related to this funded development project (recognised on a percentage of completion basis).

The Company incurred $0.1 million in research and development expenses for the year ended December 31, 2006 (2005 – $0.1 million) related to internally funded P2 projects. No costs have been deferred or capitalized and no sales revenue has been earned from these projects.

During the year the Company continued the development work on the contract to supply power electronics and drive systems to DRS Sustainment Systems, Inc. ("DRS") for integration into a HMMWV Chemical Biological Protective Shelter ("CBPS-M2") system. Azure developed advanced power electronics for the CBPS-M2 contract, such as inverters, converters and under-the-hood export power components which DRS integrated into the CBPS-M2. Work on this program was halted late in the year upon notice from DRS that their contract with the U.S. Government had been terminated for convenience. Azure was advised that the termination of the contract is the result of the U.S. Government's decision to abandon the HMMWV in favour of more heavily armoured vehicle platforms. The Company agreed its contract with DRS in respect of Azure's portion of the cancelled program for the CBPS-M2. The agreement of CDN$5.7 million (US$4.9 million) represents the value of Azure's contribution to the program in 2006 as well as related contract closure matters. Azure has already received CDN$2.5 million in cash through contract progress billings in 2006 and the balance of the cash (CDN$3.2 million) is expected to be received in early 2007 upon the execution of contract modification.

The company recorded $4.0 million (2005 - $1.3 million) in revenues during the year related to the funded development phase of this contract (recognised on a percentage of completion basis). Included in the revenues for the year was $2.7 million recorded upon finalizing the agreement with DRS described above.

The Company incurred $nil in research and development expenses for the year ended December 31, 2006 (2005 – $0.3 million) related to internally funded component projects. No costs have been deferred or capitalized and no revenue has been earned from these projects.

The LEEP product (formerly referred to as Under-The-Hood) was developed as a result of Azure's participation in several military programs. Essentially the term LEEP covers all systems whereby clean electric power is generated off the vehicles power sources to be used in auxiliary and export power applications. Azure signed a Memorandum of Understanding with Kidron, a division of VT Specialized Vehicles Corporation, on September 12, 2006 for the branding, marketing and sale of Azure's LEEP systems throughout the North American refrigerated truck body segment. Kidron has committed to provide a base vehicle to Azure by mid-March 2007. After a short conceptual evaluation of the base vehicle and proposed LEEP system, it is expected that formal contracts will be concluded and the application program will commence. As the development cycle is expected to be relatively short, the LEEP system could be in production by the second-half of 2007.

The Company incurred $35,000 in research and development expenses for the year ended December 31, 2006 (2005 – $nil) related to internally funded component projects. No costs have been deferred or capitalized and no revenue has been earned from these projects.

(d) Development Cost Contribution Agreements

On March 31, 2002 the Company entered into a $9.0 million Research and Development agreement with the Government of Canada, through its Technology Partnerships Canada ("TPC") program. The

14. Projects Under Development (d) (cont'd).

agreement provides for a 26.6% contribution by TPC towards specified expenditures in respect of the research and development of the G1 and G2 hybrid electric and electric powertrains, up to a maximum reimbursement of $9.0 million. The Company has claimed reimbursable costs amounting to $1.2 million in the year ended December 31, 2006 (2005 – $1.3 million). Reimbursable costs are recorded as a credit to research and development expenses on the income statement; claims not settled by the balance sheet date are recorded as assets (contributions receivable) on the balance sheet. As at December 31, 2006 contributions receivable related to TPC of $0.6 million (2005 – $0.6 million) was recorded on the balance sheet. Cost reimbursement claims are subject to review by TPC. On March 23, 2005 the Company entered into a contract amendment with TPC whereby the project statement of work was updated and the project completion date was extended to March 31, 2007.

The Company has also recorded customer contributions amounting to $3.0 million in the year ended December 31, 2006 (2005 – $0.4 million) which are applied as a credit to research and development expenses on the income statement. Customer contributions that have been invoiced but not recieved by the balance sheet date are also recorded as assets (contributions receivable) on the balance sheet Contributions receivable related to customer contributions of $0.7 million (2005 – $nil) was recorded on the balance sheet. In total, contributions from all sources were $4.2 million in the year ended December 31, 2006 (2005 – $1.7 million).

15. Commitments

As of December 31, 2006, the Company has contractually committed to lease payments for premises and equipment requiring minimum payments in future periods as follows:

(Stated in thousands)	
2007	$ 2,535
2008	1,310
2009	1,128
2010	1,028
2011	1,029
2012	1,002
	$ 8,032

Approximately $6.0 million (USD$5.2) of this total is attributable to the US operation and is US dollar denominated, and thus, is subject to currency risk.

(a) Azure Dynamics Incorporated leases its operating facility in Woburn, Massachusetts under a non-cancellable lease agreement. Through a joint venture agreement, the Company has a 50% interest in the lessor, ND Solectria LLC (Note 4). The lease agreement provides for a minimum monthly rental payment plus certain operating costs. The Company's lease agreement contains escalation clauses and expires in September 2016.

In May, 2004 Azure Dynamics Inc. entered into a lease for a facility in Burnaby, British Columbia, which supports engineering and operations activities. The lease is for a 5 year term, concluding on April 20, 2009.

In June 2005, Azure Dynamics UK Ltd leased a workshop and test facility in Kenilworth, England to support its European operations. The lease agreement expires in July 2011.

15. Commitments (cont'd)

(c) Pursuant to a contractual agreement with the National Research Council Canada, the Company is required to make royalty payments in the event that the Company successfully commercializes its intellectual properties specified in this agreement. The royalty payments, if any, are calculated at a rate of

1% of yearly gross sales earned from its intellectual properties. The obligation to make royalty payments expires at the earlier of January 2011 or when aggregate royalty payments reach $296,000.

(d) Pursuant to a contractual agreement with Technology Partnerships Canada ("TPC"), the Company is required to make royalty payments equal to the greater of 0.28% of yearly gross business revenues or in accordance with a fixed repayment schedule, with repayment amounts ranging from $0.7 million to $1.0 million per year starting in 2008 and totalling $1.3 million, provided that certain minimum sales levels are achieved. The obligation to make royalty payments commences when the minimum sales levels are achieved and continues until the earlier of 2015 or when a cumulative payment ceiling of $20.5 million is reached. On March 23, 2005, the Company entered into a contract amendment with TPC whereby the royalty payment period was extended to December 31, 2020.

(e) Pursuant to an agreement with EnCana Corporation, whereby EnCana sponsored the development of power train product, the Company is required to make royalty payments equal to 1% of gross revenue from sales of the power train product up to a maximum payment of $1.0 million.

(f) The Company has entered into employment agreements with certain executive directors and officers. In addition to defining the terms of employment, the agreements entitle the executives to termination payments, ranging from one to two years compensation, and the immediate vesting of all options previously granted, in the event of termination without cause and in some cases in the event of termination due to a change in the control of the Company.

16. Changes in Non-Cash Working Capital Items

(Stated in thousands)	**Year ended December 31 2006**	Year ended December 31 2005	Cumulative Since Inception
Accounts receivable	**$ (2,542)**	$ (251)	$ (3,197)
Contributions Receivable	**(525)**	400	(1,046)
Inventory and related prepayments	**(1,125)**	(348)	(2,672)
Prepaid expenses	**149**	(122)	(257)
Accounts payable and accrued liabilities	**(589)**	(1,037)	14
Customer deposits and deferred revenue	**(624)**	996	373
Movement due to exchange impact	**24**	-	24
	$ (5,232)	$ (362)	$ (6,761)

17. Segmented financial information

Management currently organizes and views the Company's activities as one operating segment. A geographic analysis of revenues by customer locations and of assets employed is as follows:

(Stated in thousands)	Revenues	Total Assets	Property, Plant, Equipment and Goodwill
	2006	**December 31 2006**	**December 31 2006**
Canada	**$ nil**	**$ 38,199**	**$ 704**
United Kingdom	**191**	**465**	**192**
United States	**5,511**	**17,635**	**7,650**
Asia	**69**	**nil**	**nil**
Total	**$ 5,771**	**$ 56,299**	**$ 8,546**

	2005	December 31 2005	December 31 2005
Canada	$ 18	$ 23,744	$ 664
United Kingdom	13	270	164
United States	4,440	23,381	7,677
Asia	137	nil	nil
Total	$ 4,608	$ 47,395	$ 8,505

The percentage of revenues derived from the Company's largest customers is as follows:

	Twelve months ended December 31, 2006 Percentage	Twelve months ended December 31, 2005 Percentage
First	**67%**	29%
Second	**5%**	20%
Third	**4%**	6%
Others	**24%**	45%
Total	**100%**	100%

18. Subsequent Events

(a) During the period from December 31, 2006 to March 06, 2007, the Company issued 23,076 common shares upon the exercises of stock options.

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

Auditors' Report	2
Consolidated Financial Statements	
Consolidated Balance Sheets	3
Consolidated Statements of Operations and Deficit	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6-28



AZURE DYNAMICS CORPORATION

Annual Information Form

For the Year Ended December 31, 2006

Dated: March 21, 2007


AZURE
DYNAMICS

`TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS 2
CORPORATE STRUCTURE 3
GENERAL DEVELOPMENT OF THE BUSINESS 3
DESCRIPTION OF THE BUSINESS 7
General 7
Products and Distribution Methods 8
Markets 11
Suppliers and Components 11
Competition 12
Patents and Proprietary Rights 12
Operations 14
Personnel 14
Specialized Skill and Knowledge 14
RISK FACTORS 14
DIVIDENDS 19
DESCRIPTION OF CAPITAL STRUCTURE 19
DIRECTORS AND OFFICERS 20
AUDIT COMMITTEE 23
Auditors' Fees 24
LEGAL PROCEEDINGS AND REGULATORY ACTIONS 24
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 24
TRANSFER AGENT AND REGISTRAR 25
MATERIAL CONTRACTS 25
INTERESTS OF EXPERTS 25
ADDITIONAL INFORMATION 25
SCHEDULE "A" 1

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information form ("AIF") and in certain documents incorporated by reference into this AIF, constitute forward-looking statements. The use of any of the words "anticipate", "intend", "continue", "estimate", "may", "will", "should", "believe" and similar expressions are intended to identify forward-looking statements although not all forward-looking statements contain such words. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Azure believes the expectations reflected in those forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be.

In particular, this AIF, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- Azure's financial and other projections;
- expected future plans and events;
- anticipated financial and operating results;
- corporate objectives and performance;
- supply and demand for Azure's products;
- expectations regarding the ability to raise capital; and
- assumptions underlying the above matters.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this AIF and the documents incorporated by reference herein:

- Azure's early stage of development;
- lack of product revenues and a history of losses;
- requirements for additional financing;
- uncertainty as to commercial viability;
- uncertainty as to product development and commercialization milestones being met;
- uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology;
- competition for, among other things, capital, product market and personnel;
- uncertainty as to target markets;
- dependence upon third parties;
- changes in environmental laws, regulations or policies;
- uncertainty as to patent and proprietary rights;
- availability of management and key personnel;
- acquisition integration risk and failure to realize the anticipated benefits of acquisitions; and
- the other factors discussed under "Risk Factors".

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this AIF and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Azure does not undertake any obligation to publicly update or revise any forward-looking statements, except as required by law.

CORPORATE STRUCTURE

Name, Address and Incorporation

Azure Dynamics Corporation ("Azure" or the "Company") is organized under the *Business Corporations* Act (Alberta) ("ABCA").

Azure is a reporting issuer or the equivalent thereof in the provinces of British Columbia, Alberta, Ontario and Quebec and its Common Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "AZD" and on the Alternative Investment Market of the London Stock Exchange under the ticker symbol "ADC".

The registered office of the Company is located at Suite 1200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8. The head office of the Company is located at Suite 400, 350 Bay Street, Toronto, Ontario, M5H 2S6.

Intercorporate Relationships

The Company has four wholly owned subsidiaries:

- Azure Dynamics Inc., incorporated under the *Canada Business Corporations Act* ("CBCA");
- Azure Dynamics Corporation of America (inactive), incorporated under the laws of the state of Delaware, U.S.A.;
- Azure Dynamics Incorporated, incorporated under the laws of the state of Delaware, U.S.A.; and
- Azure Dynamics Limited, incorporated under the laws of England and Wales.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Azure has developed proprietary hybrid vehicle technology for the light to heavy duty commercial vehicle category (the "Technology"). Azure has expertise in the areas of vehicle controls software, power electronics, electric machine design, vehicle systems engineering and vehicle integration. The principal business of Azure is the supply of hybrid electric vehicle ("HEV") and electric vehicle ("EV") control and powertrain systems for commercial and military vehicles. The Company also has an established portfolio of proprietary component products that compliment its core technical skills and makes use of an extensive industry supplier base to offer complete powertrain solutions to its target market.

Target markets include urban delivery, postal, courier, taxi and shuttle bus applications. Over the past three years, the Company has primarily been engaged in the development and testing of its Technology. Certain of the Company's products are now generating commercial revenues while other products are in the development stage. In production, Azure does not intend to be the ultimate manufacturer of components or assembler of powertrain systems. Rather, the Company uses the supply capacity that exists within the commercial vehicle industries to assemble products to its specifications which are then distributed via existing industry channels to the customer.

Azure's strategy is to closely align product development and sales efforts with industry partners (Original Equipment Manufacturer's, component suppliers, and customers). By aligning with industry leaders, Azure can gain access to product development support and established distribution networks thereby accelerating the penetration of its hybrid-electric products into the commercial vehicle markets. The Company has a balanced technical and operational team with industry experience, and has a seasoned management team and Board of Directors. The Company is focussing its efforts on building its customer order book for available product as well as the development and testing of new products that are expected to launch in 2007 and 2008. Azure's current product focus is in two categories:

- G1 series hybrid powertrains for vehicles in the medium-duty weight range 9,000 to 16,000 lbs. gross vehicle weight ("GVW"). This product is available in production form;

- P1 parallel hybrid powertrains for the medium-heavy weight category of 10,000 – 19,000 lbs. GVW. This product is in development.

In addition, Azure is evaluating additional product lines that have the potential to develop into major revenue sources including a larger parallel hybrid system ("P2") and a Low Emission Electric Power system ("LEEP").

Major events in Azure's development over the last three completed financial years are described below:

Corporate Developments

Since January 1, 2004, the Company has expanded its operations by way of internal growth and by acquisition. The Company now employs 112 people operating out of facilities in Canada, the USA and England.

A major contributor to the growth was the acquisition of Solectria Corporation ("Solectria") on January 31, 2005. The Company acquired all of the outstanding shares of Solectria, a Boston, Massachusetts based hybrid electric powertrain and components supplier to the US military and builder of parallel hybrid electric systems for commercial vehicles. The acquisition was made in exchange for 25,297,655 common shares resulting in Solectria's shareholders owning approximately 19.8% of Azure's issued and outstanding common shares post-closing.

The growth in operations has been supported by fund raising initiatives whereby the Company has raised $73.9 million in new equity funds (net of costs) over the three year period. Major fund raising events are summarised in the following table (stated in millions of dollars):

Date	Form of transaction	Amount
Mar 2004	Private placement	$ 3.9
Jul 2004	Public offering	2.6
Nov 2004	Warrant exercise	7.8
Feb 2005	Private placement	11.6
Jul 2005	Warrant exercise	3.4
Sep 2005	Private placement	11.0
Nov 2006	Public offering	24.5
Nov 2006	Private placement	3.7
Nov 2006	Over allotment options exercise	2.5

Customer Relationships

In September 2003, Azure signed a supply agreement with Purolator to deliver pre-production hybrid vehicles and thereafter, subject to achievement of certain performance standards and other contract provisions, up to 400 hybrid electric powered chassis per annum over a five-year period. Starting in May 2005, Purolator introduced the G1 pre-production diesel series hybrid electric delivery vehicles into service (19 in total). Azure has since developed and tested a gasoline-powered version of the powertrain and in September, 2005, Purolator executed an order to purchase 115 hybrid electric vehicles under the supply agreement. The first 30 G1 production vehicles were built in 2006 and are being placed in-service in March and April 2007.

On August 17, 2006 the Company announced it had signed a supply agreement for the production of hybrid shuttle buses with StarTrans. The shuttle bus is built on the same chassis platform as the Purolator vans. The Company considers the shuttle bus application to be ideal for the adoption of its G1 technology as they typically operate in high-usage, high-mileage drive cycles and can be eligible for capital subsidies. Under the terms of the agreement, Azure will provide StarTrans with G1 hybrid chassis on which StarTrans will assemble their shuttle bus body at its manufacturing facilities in Goshen, Indiana. The first StarTrans G1 shuttle bus (the CitiBus Hybrid Senator HD "CitiBus") was completed in October 2006 and unveiled at the North American Buscon trade show in Chicago. The CitiBus product line will be compliant with the United States' Buy-America program and after testing will also be eligible for the Federal Transit Administrations funding for bus purchases. The first nine customer units are scheduled for delivery in the first half of 2007 which is also when on-line production capacity is anticipated to be established at StarTrans. Azure has entered into distribution agreements with twelve StarTrans bus distributors across North America and therefore has access to a distributor network covering approximately 70% of the targeted shuttle bus market in the US and Canada. Sales are expected to start to increase in the second half of 2007 after Altoona testing is completed and the buses then qualify for Federal funding.

The agreement to develop a parallel hybrid powertrain on the Ford chassis platform, announced on October 5, 2006, is significant for the Company in that it provides Azure with an avenue to achieve rapid penetration of the volume market for commercial vehicles in North America. The P1 product is expected to have wider application than the G1 series product and is intended to address the broader, higher-volume markets. It is intended, subject to formal agreement, to distribute the hybridized chassis through Ford's distribution channels.

As a result of the Ford agreement, Azure's commercial P1 development program is now focused on the Ford E-350 and E-450 commercial vehicle chassis. Other P1 concept work for customers has essentially been concluded and the development experience is being applied to the Ford program.

During 2006, the Company advanced the development of two product lines that have the potential to develop into major revenue sources – the P2 parallel hybrid system and the LEEP system.

Two P2 Class 7 delivery trucks were delivered to the Charmer-Sunbelt Group ("Charmer-Sunbelt") in October 2006 and are being evaluated in-service.

The LEEP product (formerly referred to as Under-The-Hood) was developed as a result of Azure's participation in several military programs. Essentially the term LEEP covers all systems whereby clean electric power is generated off the vehicles power sources to be used in auxiliary and export power applications. Azure signed a Memorandum of Understanding with Kidron, a division of VT Specialized Vehicles Corporation, on September 12, 2006 for the branding, marketing and sale of Azure's LEEP systems throughout the North American refrigerated truck body segment. Kidron has committed to provide a base vehicle to Azure by mid-March 2007. After a short conceptual evaluation of the base vehicle and proposed LEEP system, it is

expected that formal contracts will be concluded and the application program will commence. As the development cycle is expected to be relatively short, the LEEP system could be in production by the second-half of 2007.

During the year the Company continued the development work on the contract to supply power electronics and drive systems to DRS Sustainment Systems, Inc. ("DRS") for integration into a HMMWV Chemical Biological Protective Shelter ("CBPS-M2") system. Azure developed advanced power electronics for the CBPS-M2 contract, such as inverters, converters and under-the-hood export power components which DRS integrated into the CBPS-M2. Work on this program was halted late in the year upon notice from DRS that their contract with the U.S. Government had been terminated for convenience. Azure was advised that the termination of the contract is the result of the U.S. Government's decision to abandon the HMMWV for the CBPS application in favour of more heavily armoured vehicle platforms. Prior to the year end, the Company reached an agreement on its contract claim with DRS. The claim was settled at CDN$5.7 million (US$4.9 million) which represents the value of Azure's contribution to the CBPS-M2 program in 2006 as well as related contract closure matters. Azure has already received CDN$2.5 million in cash through contract progress billings in 2006 and the balance of the cash ($3.2 million) is expected to be received in early 2007 upon execution of contracts. The Company has no additional obligations under this contract.

In February 2005, the Company commenced work with Smith Electric Vehicles ("Smith"), part of the Tanfield Group of companies in England to integrate Azure's powertrain technology into an existing Smith electric vehicle and a newly designed next-generation vehicle with higher performance parameters. In June 2005, Azure signed a supply agreement with Smith for one thousand complete electric powertrains to be delivered within a twenty-four month period from the date of the first purchase order. Smith subsequently launched the electric delivery vehicle (using Azure's G1 powertrain system and components) for demonstration purposes in October 2005 and also commissioned an all-electric tug demonstrator for use in airports and other applications. In 2006, Azure continued its collaboration with Smith and made initial deliveries of product under the terms of the supply agreement. Volume levels have not reached the contemplated levels and Smith has shifted its market focus to new products outside the scope of the supply agreement with Azure.

Technology Development

During 2006, the Company concluded arrangements with Ford Motor Company ("Ford") and StarTrans (a business division of Supreme Corporation) that provide industry alignment and have therefore facilitated a concentration of the Company's efforts around its core programs for series (G1) and parallel (P1) delivery vans and shuttle busses.

In 2006 the Company implemented design improvements to the pre-production G1 diesel series hybrid vehicles. Nineteen of the vehicles continue to be operated by Purolator in Toronto with some of the vehicles passing 18 months of service by year-end. The G1 product achieved a major milestone with its production launch in Union City, Indiana in June 2006. The production product was launched with technology advancements including: the incorporation of an Arvin Meritor gasoline engine; a fully capable gasoline-electric mode (capable of operating without the energy storage system or battery pack); and an increase in Gross Vehicle Weight (GVW) to 16,000 lbs driven by the demand for shuttle bus passenger capacity.

With respect to the shuttle bus, the Company has developed a chassis cab integration that has facilitated the conversion of the Workhorse stripped chassis to the shuttle bus application. In addition, full electric auxiliaries including heating and air-conditioning systems were developed for shuttle bus within the year. The Company also successfully tested a super-capacitor based version of the G1 energy storage system to provide a life of powertrain solution for the bus operators whose typical vehicle usage exceeds the mileage usage of delivery vans.

In 2006 the Company continued its P1 development projects releasing concept vehicles to the United States Postal Service and AM General (HMMWV). With the Ford agreement in October 2006, the Company rapidly kicked off the development of the Ford based parallel hybrid. The Company developed three parallel hybrid architecture concepts for the Ford platform that are being bench marked through simulation and run either in a vehicle or on a powertrain dynamometer. Ford is providing technical support to the program and therefore the Company expects that the process to integrate the hybrid system with the engine and transmission will be facilitated. All applicable design and testing experience from Azure's existing P1 program, including the practical experience gained from the prototypes built over the past year, has been carried over to the Ford platform. The Company is currently evaluating and testing next-generation prototypes. Demonstration prototypes will be scheduled for customer in-service trials in mid-2007. Thereafter, a quantity of pre-production units for lead customers is anticipated to be built commencing in late-2007 with full production commencing in 2008.

The Company has developed and released a P2 Class 6 to 7 parallel hybrid system. The design integrated one of the Company's proprietary electric machines in-line with an Allison automatic transmission and an automated clutch which is controlled by the hybrid vehicle control unit.

Based on demands from the Company's military customers, technology advancements have been made in some of its inverters and auxiliary power distribution systems. The intellectual property developed has led to additional patent applications and will benefit the Company's ongoing development of LEEP products.

DESCRIPTION OF THE BUSINESS

General

Azure's business is the development and sale of proprietary EV and HEV systems and components. HEV systems include an electric motor, an energy storage system (batteries or ultracapacitors), and an additional power source, such as an internal combustion engine/generator. An EV does not include the additional power source. In support of this business, Azure has developed intellectual property and key technical capabilities in the areas of *Controls Software Development; Power Electronics and Electric Machine Design; and Systems Engineering and Vehicle Integration.* The technical capabilities, described in detail below, along with key supply relationships allow Azure to supply turnkey vehicle or powertrain solutions to the marketplace.

Controls Software Development

Supported by patents, Azure's controls technology offers real-time energy management that optimizes the performance of the propulsion system components and adapts the control system to actual operating conditions. The technology is designed to enable "right sizing" of vehicle components (battery, engine and/or fuel cell) thereby lowering production costs versus other hybrid or electric technologies. In addition, the technology has the potential to reduce operating costs when compared to competitive technologies and also lower fuel consumption and reduce tailpipe emissions generally associated with combustion engines.

Azure has developed a flexible embedded software structure with the objective of making the software as reusable as possible. This approach allows the sharing of modules between different applications; and also allows applications to run on different platforms. Azure is one of the first companies to utilize model based embedded software development at the application level for its powertrains. This process allows for the rapid development of new vehicle applications and decreases the time between prototype and production level software.

Azure has expertise and experience in engine controls; transmission controls; motor and generator controls (of both induction and permanent magnet machines), as well as many other power conversion devices.

Power Electronics, Electronics and Electric Machine Design

Azure maintains and continues to grow its technical capability in the design of power electronics and electric machines. Core skills include the development of power electronics products that meet stringent automotive and military environmental requirements. Power electronics and electric machines are an integral part of the future of hybrid and electric vehicles technology, and accordingly, Azure has established a proven family of products, including inverters, DC/DC converters and electric machines that have operated millions of in-vehicle service miles.

Azure's team utilizes its electric machine design and controls capability to work with industry leading electric machine motor manufacturers to modify designs to meet the Company's specific program requirements.

Systems Engineering & Vehicle Integration

Over the past fifteen years, Azure has completed over forty vehicle and product integrations. Azure has developed the capability to design full vehicle powertrain and electrical systems and uses this capability to adapt its power train offering to many different vehicle applications. In addition, Azure has also developed a full range of auxiliary devices including DC/DC converters, hi-voltage auxiliary motors, driver's displays, and coolant circulating pumps.

Azure has extensive experience in designing and integrating energy storage solutions including ultracapacitors, nickel cadmium, nickel medal hydride ("NiMH") and lead-acid batteries. Current products incorporate either NiMH batteries; sodium nickel chloride batteries or ultracapacitors. In each case, Azure has worked with the supply partners to secure fully validated and warranted solutions.

Technology Application Strategy

Azure's strategy is to deploy its technologies into viable powertrain products for the light to heavy duty commercial vehicle markets, focusing initially on urban delivery, postal, courier, taxi and shuttle-bus applications. Azure has selected these markets in part based on the urban stop and go drive cycle, which is the least efficient application of conventional combustion engine technologies due to the disproportionate amount of energy per mile used when compared to the more typical drive-cycles driven by passenger vehicles. The electric and hybrid technology benefits from some of the inherent inefficiencies in the nature of the drive-cycle of these applications and eliminates other inefficiencies thereby achieving fuel and maintenance cost reductions, as well as reductions in the harmful emissions that contribute towards health and environmental issues. For example, the short trip, stop-start nature of these applications enable the EV and HEV system to regenerate power by capturing braking energy that is then used to recharge the battery thereby extending the operational range of the vehicle. Azure's HEV system allows the combustion engine to operate at those times and at those levels where it is most efficient, and it operates with an electric-assist or full-electric mode at times when it is not efficient, thereby reducing fuel consumption, emission outputs and noise levels.

Products and Distribution Methods

Azure has developed numerous powertrain platforms and components for hybrid applications:

- G1 series hybrid for vehicles in the medium-duty weight range of 7,500 to 16,000 lbs GVW

- G2 series hybrid for vehicles in the light-duty weight range of 5,000 to 7,500 lbs GVW;
- P1 parallel hybrid for the weight category of 10,000 to 19,000 GVW;
- P2 parallel hybrid for the weight category over 19,000 GVW.

The G1/P1 platforms will be for vehicles in a class which typically deliver urban mail, packages and goods and can also be used in small shuttle bus applications. The G2 platforms will be for vehicles in a class that typically deliver smaller parcels and residential mail and can also be modified for use as taxis. The P2 product is for the larger Class 6/7 trucks typically used for delivery of larger/heavier loads.

The Company does not intend to manufacture its components but rather to procure component hardware from its supplier base. These components will include Azure's patented software design installed in its own vehicle control unit which manages and controls the hybrid system. The components will then be assembled by third party upfitters. Azure works closely with designated vehicle upfitters and fleet operators to assure that the final product is commercially viable and producible.

The following is a summary of Azure's products, their principal markets, distribution methods, revenues and/or expenses, the stage of research and development and plans for developing the products to commercial production

Series Hybrid and Electric Vehicle 9,000 to 16,000 lbs gross vehicle weight (G1)

The G1 product is now commercially available in delivery van and shuttle bus form. This product is specifically designed for inner-city use and is highly suitable for urban delivery vans and shuttle buses which both have a demanding drive-cycle. As the product is essentially through the development stage, Azure's focus is on sales growth and the infrastructure required to support the execution of sales orders. Key participants include Workhorse Custom Chassis (part of the International Group) which provides the chassis platform, Product Concepts Inc. ("PCI") of Union City Indiana which provides the hybrid chassis modification, StarTrans which provides the shuttle bus modification and distribution channels, and Purolator Courier Ltd. which is the lead customer for commercial delivery vans.

The Company considers the shuttle bus application to be ideal for the adoption of its G1 technology as they typically operate in high-usage, high-mileage drive cycles and can be eligible for capital subsidies. The G1 vehicle platform is being used to launch the Company's shuttle bus by fitting a conventional 20-passenger shuttle bus body to the hybrid chassis. By expanding the application of the G1 platform, economies of scale in component and production costs are facilitated. The first StarTrans G1 shuttle bus (the CitiBus Hybrid Senator HD "CitiBus") was completed in October 2006 and unveiled at the North American Buscon trade show in Chicago. The CitiBus product line will be compliant with the United States' Buy-America program and after testing will also be eligible for the Federal Transit Administrations funding for bus purchases. The first nine customer units are scheduled for delivery in the first half of 2007 which is also when on-line production capacity is anticipated to be established at StarTrans.

During 2006, a total of 40 production G1 series hybrid electric powered chassis were built. Thirty of these units were fitted with delivery van bodies under the terms of the agreement with Purolator. These units are being placed into delivery service in March and April 2007 bringing the total fleet of Azure vehicles in operation by Purolator to 49 units. The remaining 10 hybrid chassis are being used to build hybrid shuttle buses for delivery in 2007.

Azure has electric powertrain products to offer in the G1 category. The Company has 42 delivery vans operating in courier and postal service. During 2005 and 2006, Smith built electric delivery vans and an airport tug using Azure's electric powertrains. Also in respect of G1 product, the Canada Post evaluation of in-service Azure trucks has concluded (a 9,000 lb GVW

vehicle). The electric and smaller series products will only be considered for production if industry partner alignment is achieved.

The Company incurred $8.0 million in gross research and development expenses for the year ended December 31, 2006 related to these projects. No revenue has been earned from these projects as any customer and government contributions received to date have been credited against development costs in accordance with development stage enterprise accounting.

Series Hybrid and Electric Vehicle 5,000 to 7,500 lbs gross vehicle weight (G2)

The smaller G2 series and electric powertrain has been successfully demonstrated in a taxi application and as an electric vehicle. G2 is currently not considered for further development as the program is not yet associated with industry partners.

The Company incurred $45,000 in research and development expenses for the year ended December 31, 2006 related to this project. No costs have been deferred or capitalized and no sales revenue has been earned from this project.

Parallel Hybrid and Electric Vehicle 10,000 to 19,000 lbs gross vehicle weight (P1)

The P1 product is expected to have wider application than the G1 series product and is intended to address the broader, higher-volume markets. Parallel hybrid technology is more conducive to urban vehicles that also need to operate on highways for extended periods of time. The systems generally use less components than series hybrids and therefore can have a lower capital cost. As a result of the Ford agreement, Azure's commercial P1 development program is now focused on the Ford E-350 and E-450 commercial vehicle chassis.

During the year, the Company substantially completed two funded military programs, the AM General High Mobility Multipurpose Wheeled Vehicle ("HMMWV") integrated with a third generation Auxiliary Power Distribution System ("APDS") and a ground-support aviation APDS developed for the US Air Force. Both of these programs will require minimal future support from Azure.

The Company recorded $0.2 million in revenues in the year related to funded P1 development projects (recognised on a percentage of completion basis).

The Company incurred $1.4 million in research and development expenses for the year ended December 31, 2006 related to internally funded P1 projects. No costs have been deferred or capitalized.

Parallel Hybrid and Electric Vehicle over 19,000 lbs gross vehicle weight (P2)

The P2 parallel hybrid system is suitable for larger delivery vans and busses (Class 6 and 7). The Company updated its existing design and built second-generation prototypes. The Company will only actively pursue the development of the P2 system when development program partners and engineering resources are identified and available.

The Company recorded $0.3 million in revenues in the year related to this funded development project (recognised on a percentage of completion basis).

The Company incurred $0.1 million in research and development expenses for the year ended December 31, 2006 related to internally funded P2 projects. No costs have been deferred or capitalized and no sales revenue has been earned from these projects.

Other products

During the year the Company continued the development work on the contract to supply power electronics and drive systems to DRS as detailed above. The Company agreed its contract with DRS in respect of Azure's portion of the cancelled program for the CBPS-M2. The agreement of CDN$5.7 million (US$4.9 million) represents the value of Azure's contribution to the program in 2006 as well as related contract closure matters. Azure has already received CDN$2.5 million in cash through contract progress billings in 2006 and the balance of the cash (CDN$3.2 million) is expected to be received in early 2007 upon the execution of contract modification.

The Company recorded $4.0 million (2005 - $1.3 million) in revenues during the year related to the funded development phase of this contract (recognised on a percentage of completion basis). Included in the revenues for the year was $2.7 million recorded upon finalizing the agreement with DRS described above.

The Company incurred $nil in research and development expenses for the year ended December 31, 2006 (2005 – $0.3 million) related to internally funded component projects. No costs have been deferred or capitalized and no revenue has been earned from these projects.

Markets

Azure's focus has been to introduce its product into the new and retrofit medium to heavy duty commercial vehicle market with the development of a hybrid electric propulsion system for postal, courier, delivery and shuttle bus applications. While Azure's technology has broad application, the Company has taken the view that focus on this sector presents the best viable commercial opportunity to Azure because of the market's large size (an estimated 900,000 vehicles per year in North America and Europe), regulatory and legislative pressure on end users of vehicles in these class sizes, fuel cost pressures on large fleet operators and duty cycle characteristics. The low speed, stop-start nature of the urban duty cycle is well suited to the EV and HEV concept due to the regenerative energy captured from frequent breaking and the inefficiency of conventional internal combustion engines at low speed. Vehicles that comprise this segment can also realize much greater emission reductions than more conventional over-the-road passenger cars and trucks. Azure's technology is designed to enable fleet operators to reduce emission levels and also reduce operating costs over the life cycle of a vehicle.

In addressing these markets, Azure adds value in its patented systems and software as well as in the design, component specification, integration, and marketing of powertrain applications. The initial plan was also that the manufacturing and assembly functions will be performed by existing businesses in the industry, so customers could be assured that their traditional sources of supply were uninterrupted.

In implementing these plans, it became clear that the fleet buyers were very interested in having an established OEM involved in this process. As a result, Azure developed an agreement with the Ford Motor Company to develop powertrains for their E350 and E450 chassis. Azure has identified customers that it believes are most likely to be the early adopters of its technology and now with the cooperation agreement with Ford, the customers have confidence in the supply chain. Initial penetration is targeted in North America and Europe after which Azure has plans to broaden its coverage to other major commercial vehicle markets.

Suppliers and Components

In the execution of its strategy, Azure can be considered as a design, engineering and customer support operation. Azure's designed products are assembled using components manufactured, and where necessary, adapted to the specific powertrain application, by recognized industry

suppliers. The assembly process itself will be performed by specialist automotive assembly and manufacturing operations that currently serve the OEMs Azure is working with.

It is an important part of Azure's strategy to be aligned with partners who are recognized suppliers to the industry in order to achieve its goals. Azure is now working with major industry players such as Ford, Siemens, StarTrans and Workhorse Custom Chassis (a division of International Trucks).

Competition

There are several companies in the market with hybrid electric product offerings. In management's assessment, most of these competitors fall on either side of Azure's chosen market, i.e. in the light duty passenger market (large OEM's such as Toyota) or the heavy duty market (component manufacturers and system integrators such as ISE Research Corporation). A brief review of some of these companies follows:

BAE Systems has a hybrid electric propulsion system for large vehicles in city transit buses, military and commercial trucks. ISE Research Corporation is a supplier of electric and hybrid-electric drive systems for heavy-duty bus and truck applications. Eaton is developing hybrid electric and hybrid hydraulic powertrains for commercial vehicles in both the medium and heavy duty markets. Enova is developing electric powertrain components with the Hyundai Heavy Industries Division with a focus on medium and heavy duty markets. Allison Transmissions, a major manufacturer of automatic transmissions and powertrain components for the truck and bus industries, is currently developing an electric engine-assist module that would replace the automatic transmission in a bus or heavy truck. There are also companies, such as DRS, that are focused exclusively on military vehicle applications.

Several major automotive OEM's, including Toyota, Honda, and Ford currently have hybrid passenger vehicles available in the market and several others, including, Daimler Chrysler, Nissan and General Motors, have announced their intention to market HEV passenger cars and light trucks over the next few years. However, Azure does not consider such efforts to be in direct competition as evidence by the agreement with Ford. Azure is concentrating on specific powertrain applications for commercial and military vehicle fleets whereas generally the automotive retail market develops standard passenger vehicle platforms for the broader consumer market.

The Company has effectively protected much of its intellectual property through the filing for and the award of patents in all areas of its expertise including controls software, hardware design and system integration expertise. Azure's system design also enables the Company to employ smaller powertrain components than would typically be required thereby containing the hybrid cost premium. The intent is to provide customers with an effective environmental solution without sacrificing sound economic principles. Azure's sales approach is to demonstrate these factors through in-service performance tests with its customers.

Azure's data acquisition and modeling approach is based on early and repetitive customer interface thereby customizing a solution that best fits end-user needs. Azure has identified potential fleet customers that understand the benefits of hybrid technology and have already indicated a strong interest in purchasing hybrid vehicles. With vehicle performance specifications jointly agreed at the initial stages, such customers essentially become partners in the development process.

Patents and Proprietary Rights

Azure has developed significant knowledge associated with its technologies and particularly its inventions in the development of control systems for hybrid vehicles. Azure relies on a

combination of patent, industrial design, copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish maintain and protect its proprietary rights. Initially, such knowledge is protected as confidential information and Azure takes steps to ensure that such information is kept confidential by employees and strategic partners through appropriate non-disclosure and confidentiality agreements and, where applicable, through inventors' assignments of patent and other intellectual property rights to Azure.

If a particular development seems appropriate for patent protection, Azure proceeds with patent filing and prosecution. Azure or its subsidiaries have obtained patents or have made patent applications for key elements of its hybrid vehicle control and battery management technologies. By the end of 2006, Azure had 19 patents issued, pending or in process, the details of which are as follows:

Internal Control No	Patent Number	Title of Invention
PAT001	US 5,898,282 Canada 2,182,630	A Control System for a Hybrid Vehicle
PAT002	US 6,242,873	Method and Apparatus for Adaptive Hybrid Vehicle Control
PAT003	US 6,555,991	Battery Operating Condition Dependent Method and Apparatus for Controlling Energy Transfer between and Energy Bus and a System of Batteries
PAT004	US 6,909,200	Methods of Supplying Energy to an Energy Bus in a Hybrid Electric Vehicle, and Apparatuses, Media and Signals for the Same
PAT005	US 6,879,054	Process, Apparatus, Media and Signals for Controlling Operating Conditions of a Hybrid Electric Vehicle to Optimize Operating Characteristics of the Vehicle
PAT006	US 5,562,178	Rear Drive Electric Vehicle
PAT007	US 5,637,971	Suppression of Multiple Noise Related Signals in Pulse Width Modulated Signals
PAT008	US 5,808,427	Vehicle Drive Control System
PAT009	US 6,643,149	Switching System
PAT012	US 6,768,621	Contactor Feedback and Pre-Charge /Discharge Circuit
PAT013	Patent pending *	Transmission control for parallel hybrid
PAT014	Patent pending	Emissions control for diesel and gasoline hybrid
PAT015	Patent pending *	Export power management 1
PAT016	Patent pending	Energy management –series hybrid---and parallel in neutral
PAT017	Patent pending	Mild hybrid
PAT018	Patent pending *	Energy management –parallel hybrid
PAT019	Patent pending *	Export power management 2
PAT020 PAT021	Patent pending * Patent pending	EFI Filter 1 (Compact Filter Package) EFI Filter 2 (Four Winding Choke)

* Full application

Certain of the Technology is subject to a Transfer of Technology and Software Licensing Agreement between Azure Dynamics Incorporated and Singapore Technologies Kinetics Ltd. ("STK") dated as of November 3, 2003. STK has a non-exclusive, transferable license to utilize certain Solectria technology concerning vehicle drive systems and associated components in specified markets in Asia. The term of the license is 17 years.

Operations

Azure has a corporate and marketing presence at 350 Bay Street, 4th Floor, Toronto, Ontario, M5H 2S6 and 46 Cannon Street, London, England, EC4N 6JJ, and in Woburn Massachusetts.

In 2004, Azure's Vancouver engineering and testing facilities were moved into an automotive-designed facility (18,000 square feet) located at 3900 North Fraser Way, Burnaby, British Columbia, V5J 5H6. This facility can adequately accommodate its Canadian requirements for design and integration for the foreseeable future. The acquisition of Solectria added a similar sales and engineering facility (77,000 square feet) in Boston, Massachusetts at 9 Forbes Road, Woburn, Massachusetts, U.S.A., 01801. A smaller UK sales and engineering facility was added in Kenilworth, England (5,000 square feet) in 2005. In addition, the Company has established a service and support center in Mississauga, Canada.

Personnel

The Company employed 112 people at December 31, 2006.

Specialized Skill and Knowledge

The Company has recruited an experienced commercialization team, including executive, administrative, technical, engineering, operational, sales and marketing personnel. New hires in 2005 included senior management positions in engineering, operations and marketing, engineers/technicians and operational support personnel. Of the 112 employees of the Company as at December 31, 2006, 86 were employed in an engineering or technical capacity.

The Board is comprised of 2 executives and 6 independent directors all of whom have extensive business experience at this level.

RISK FACTORS

An investment in Azure should be considered highly speculative due to the nature of Azure's activities and the present stage of its development. Investors should carefully consider the following risk factors:

Early Stage Development

Azure is in the development stage. Since its inception, Azure has engaged primarily in research and product development, testing, the establishment of strategic alliances and marketing. The Company's products are at various stages in the development cycle. Azure has earned limited revenues to date and has supported its operations through cash flow from product sales, engineering services and various debt and equity financings. Azure's operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of success of Azure must be considered in light of the problems, expenses and delays frequently encountered in connection with a new business and the development of new products and new technology.

Lack of Product Revenues/History of Losses

Azure has incurred losses since its inception. Azure's operations have not generated sufficient earnings and cash flows to date to result in profitability. Consequently, Azure's continued existence is dependent upon its ability to generate profitable operations by establishing and expanding its customer base and/or raising adequate long term financing. Azure has relied primarily on equity financing, debt financing and government funding to carry on its business to date. The ability of Azure to achieve profitable sustainable operations in the future is uncertain.

Additional Financing/ Dilution

Azure has relied on equity financing, debt financing and governmental funding to carry on its business to date, which has consisted primarily of internal and customer-related product development, the negotiation of strategic alliances and marketing activities.

Any future financings may result in substantial dilution of the holdings of shareholders of the Company and could have a negative impact on the market price of the common shares. Furthermore, there can be no assurances that such future financings will be possible.

Uncertainty as to Commercial Viability

There can be no assurances as to when or whether Azure will successfully complete the development of commercially viable products for HEVs for any of its target and prospective markets. The market for HEV light to medium-duty vehicles, Azure's primary target market, is not yet proven. There is potential for delay in entry to this market, due to the complex manufacturing chain for delivery and shuttle bus vehicles (cab and chassis manufacturer/OE engine manufacturer/body builder). Customers in this market may not be willing to adopt the HEV technology.

Newly developed battery technology, and in particular the issue of battery life, is unproven. To be successful, Azure needs to demonstrate that EVs and HEVs perform and operate reliably, efficiently and economically and that the long battery life times obtained in the light vehicle and bus businesses can also be obtained in the delivery vehicle market.

To date, Azure has focused primarily on research and development of its technology and the forging of strategic and customer alliances and has minimal experience in distributing its control systems technology on a commercial basis. There can be no guarantees that Azure will develop the capability and processes to meet the quality, price, engineering, design and standards of production volumes required to successfully market Azure's technology. Even if Azure is successful in developing its commercial viability capabilities, there are no assurances that it will do so in time to meet the requirements of its targeted markets. Failure to develop such commercial viability could have an adverse effect on Azure's business and financial results.

Uncertainty as to Product Development and Commercialization Milestones

Azure has established product development and commercialization milestones that it uses to assess its progress towards developing commercially viable products for EVs and HEVs. These milestones relate to technology and design improvements as well as to dates for achieving development goals. To assess progress, Azure tests and evaluates its technology under actual conditions. If such evaluations indicate technical defects or failure to meet cost or performance goals, Azure's commercialization schedule could be delayed and potential purchasers of its

initial commercial systems may decline to purchase them or choose to purchase alternative technologies.

Uncertain Market/Unproved Acceptance of Azure's Technology/Target Markets

Azure's technology targets new and still developing markets. A market may never develop for Azure's technology for EVs and HEVs, or may develop more slowly than it anticipates, in which case Azure may be unable to recover the losses it has incurred in the development of its technology and may never achieve profitability. Azure has targeted postal, courier, urban delivery, taxi, shuttle bus, military and export power applications as its target markets. Azure cannot guarantee that these markets will develop as planned.

Competition

There are other companies in the hybrid electric area developing technologies. The major automotive manufacturers are targeting passenger vehicles and light duty vehicles and their technology could potentially be applied to medium duty commercial vehicles as well. There can be no assurances that Azure's competitors will not be able to duplicate Azure's technology or provide services and products similar to Azure more efficiently. Many of the potential competitors in the market are also organizations with access to significant resources that may be applied to research and development of EV and HEV technologies.

Other clean vehicle technologies are also progressing and their arrival may change the relative economics of the technology solutions. Although hybrid technology can potentially improve the efficiency of all options, there is no assurance that Azure will have a role in new technologies that emerge.

Dependence Upon Third Parties

To be commercially useful, Azure's technology for EVs and HEVs must, to a certain extent, be integrated into products manufactured by third parties. There are no guarantees that third parties will manufacture appropriate products or, if they do manufacture such products, that they will choose to use Azure's technology. Any integration, design, manufacturing or marketing problems encountered by third parties could adversely affect the market for Azure's control systems technology and Azure's financial results.

Azure's strategy is to effectively utilize the resources that exist in the automotive sector, and accordingly, its internal resources are focussed on core product development and related activities. Azure substantially depends upon third parties for several critical elements of its business plan, including, but not limited to, product and component manufacturing and assembly, technological development and testing. There can be no assurances that such third parties resources will be suitable, available, and affordable or in a position to assist Azure in achieving its objectives.

Changes in Environmental Policies

To date, the markets targeted by Azure have been influenced by environmental laws, regulations and policies emerging in various parts of the world. There can be no guarantee that these laws, regulations and policies will not change. Changes in these laws, regulations and policies could result in decreased interest and demand by Azure's targeted markets in Azure's technology for EVs and HEVs. In addition, there can be no assurance that changes in environmental laws, regulations and policies or their application will not require further expenditures by Azure to further develop its technology.

Patents and Proprietary Rights

Azure's success may depend, in part, upon its proprietary technology. The Company relies on a combination of patent, industrial design, copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish, maintain and protect its proprietary rights, all of which afford only limited protection.

The process of seeking patent, industrial design and trademark protection can be time consuming and expensive. There can be no assurance that patents, industrial design registrations or trademark registrations will issue from currently pending or future applications or that Azure's existing patents, industrial designs or trademark registrations or any new patents, industrial design registrations or trademark registrations that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to Azure. There can be no assurance that any pending or future patent, industrial design or trademark applications will be granted in respect of Azure's technology and business or that any existing, pending or future patents, industrial design registrations or trademark registrations will not be challenged, invalidated, ignored, circumvented or otherwise rendered unenforceable, or that the rights granted under such patents, industrial design registrations or trademark registrations will provide meaningful protection or competitive advantages to Azure.

Similarly, there can be no assurance that common law trademark rights (if any), copyright, trade secret and non-disclosure agreements and other contractual provisions will provide meaningful protection or any commercial advantage to Azure, or that Azure's existing or future common law trademark rights (if any), copyrights, trade secrets and non-disclosure agreements and other contractual provisions will not be challenged, invalidated, ignored, circumvented or otherwise rendered unenforceable, or that the rights arising under Azure's existing or future common law trademark rights (if any), copyrights, trade secrets and non-disclosure agreements and other contractual provisions will provide meaningful protection or any commercial advantage to Azure.

Despite Azure's efforts to protect its proprietary rights, unauthorized parties may copy aspects of Azure's products, technology or proprietary rights or obtain and use information that Azure regards as proprietary. Moreover, effective intellectual property protection by way of patents, industrial designs, trademarks, copyrights, trade secrets, or the like may be unavailable or limited in Canada or certain foreign countries, making the possibility of misappropriation of Azure's products, technology or proprietary rights more likely. There can be no assurance that the steps taken by Azure to protect its products, technology or proprietary rights will prevent misappropriation of such products, technology or proprietary rights and such protections may not preclude competitors or others from developing proprietary rights, products or technology with functionality or features similar to Azure's products, technology or proprietary rights. In addition, there can be no assurance that other persons will not apply for patent, industrial design or trademark protection for similar aspects of Azure's business. Litigation may be necessary to protect Azure's proprietary technology. Any claims or litigation can be time-consuming and expensive, with no assurance of success. The possibility that Azure may not be able to adequately protect its products, technology and proprietary rights through patent and trademark registrations could have a material adverse effect on Azure's business, results of operations and financial condition.

Although Azure does not believe that it is infringing the intellectual property rights of others, others may claim that Azure is infringing their intellectual property rights. There can be no assurance that third parties will not assert that Azure's products or any other aspects of Azure's business infringe, or may infringe, their proprietary rights. Azure may in the future receive letters and other communications from third parties asserting patent rights, industrial design rights, trademark rights, copyrights, trade secret rights or other intellectual property rights covering, in whole or in part, certain of Azure's products, designs or business. Any such claims,

with or without merit, could be time consuming and expensive, could result in costly litigation and diversion of technical and management personnel, cause product shipment delays or require Azure to develop or discontinue certain products or processes or the use of certain technology or require Azure to develop non-infringing products, processes or technology or to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Azure or at all. In the event of a successful claim of infringement against Azure and damages are awarded or Azure is unable to develop non-infringing technology or to license the infringed or similar technology, Azure's business, operating results and financial condition could be materially adversely affected.

Azure has licensed, in limited circumstances, from third parties technology for incorporation into or use with Azure's products or business and Azure may in the future license technology for incorporation into Azure's products. Furthermore, as Azure expands into the design and supply of existing or future products, Azure may be required to negotiate licenses with certain third parties. Should Azure be unable to obtain necessary licenses, the future development or use, in whole or in part, of Azure's products, processes or technology could be adversely affected.

Foreign Currency Exchange

The Company holds substantially all of its cash at a recognized Canadian national financial institution, and as such is exposed to all of the risks associated with that institution. The Company operates in foreign markets and has foreign subsidiaries and is therefore exposed to foreign currency exchange risk.

Management and Key Personnel

Azure is a small company dependent upon a small pool of key individuals. The loss of any of these key management or technical individuals could have a significant adverse effect on Azure. Azure does not maintain key man insurance. In addition, the future success of Azure will depend in large part on its ability to attract and retain qualified personnel and there can be no assurances that such personnel will be attracted and maintained.

Regulatory Approvals

Azure's technology for EVs and HEVs may require regulatory approvals in a number of jurisdictions and Azure may have to re-qualify for approvals in jurisdictions from time to time due to changing regulatory standards. Azure may also have to obtain separate regulatory approval for various applications of its technology or reapply for approval after making modifications to its existing technology. Failure to obtain such approval may have a significant adverse effect on the marketing potential and development of Azure.

Conflicts of Interest

Certain of Azure's directors and officers are directors and officers of other reporting companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which Azure may participate, the directors of Azure may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of Azure, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, Azure will establish a special committee of independent directors to review a matter in which several directors or management have a conflict.

Acquisition Integration

Azure may not realize the anticipated benefits of the Solectria acquisition. Achieving any benefits will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Azure's ability to realize the anticipated growth opportunities and synergies from the acquisition of Solectria.

DIVIDENDS

The payment of dividends on the shares of the Company will be within the discretion of the board of directors and will depend upon the Company's future earnings, its capital requirements, its financial condition and other relevant factors. It is not currently anticipated that any dividends will be declared in the foreseeable future. Azure has never paid a dividend on its common shares.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The holders of common shares are entitled to dividends as may be declared by the Company, to vote at any meeting of shareholders of the Company, and to receive the remaining property of the Company on dissolution. As at the date of this AIF, a total of 198,276,177 common shares were issued and outstanding.

The preferred shares, none of which are outstanding, are non-cumulative redeemable shares which may be issued for such consideration and bearing such rights, privileges, restrictions and conditions, as determined by the directors of the Company prior to issuance.

Market for Securities

The common shares of the Company commenced trading on the Toronto Stock Exchange ("TSX") under the symbol "AZD" on June 4, 2004. Prior to this date, they traded on the TSX Venture Exchange ("TSXV") under the trading symbol "AZD". The following table sets out the high, low and closing price for board lot trades and total of monthly volumes of trading for the Common Shares as reported by the TSX and the TSXV for the appropriate periods.

Period	High	Low	Close	Trading Volume
January, 2006	1.24	1.02	1.22	4,802,514
February, 2006	1.32	1.08	1.3	9,508,111
March, 2006	1.3	1.0	1.2	5,812,669
April, 2006	1.24	1.04	1.18	9,682,207
May, 2006	1.36	1.05	1.06	3,677,946
June, 2006	1.18	0.9	0.9	1,729,836
July, 2006	0.94	0.71	0.9	3,086,272
August, 2006	0.93	0.76	0.8	1,341,448
September, 2006	0.82	0.62	0.73	2,388,118
October, 2006	1.02	0.7	0.89	4,162,171
November, 2006	0.9	0.81	0.87	2,333,444
December, 2006	0.88	0.76	0.79	1,959,423
January, 2007	0.85	0.51	0.56	4,702,196
February, 2007	0.61	0.43	0.455	4,933,468

On August 12, 2004, the Company obtained a secondary listing of its shares on the Alternative Investment Market ("AIM") of the London Stock Exchange under the symbol "ADC". The following table sets out the high, low and closing price for board lot trades and total of monthly volumes of trading for the Common Shares as reported by the AIM for the appropriate periods.

Period	High (GBp)	Low (GBp)	Close (GBp)	Trading Volume
January, 2006	60.5	52.5	60.5	3,774,614
February, 2006	66.5	56.0	66.0	3,373,762
March, 2006	66.5	51.0	60.5	1,715,221
April, 2006	60.5	53.5	58.5	2,900,173
May, 2006	65.5	52.5	52.5	1,170,668
June, 2006	57.5	46.5	47.0	549,765
July, 2006	47.0	37.5	41.5	468,196
August, 2006	43.0	38.5	38.5	97,734
September, 2006	39.0	33.0	33.5	447,520
October, 2006	47.5	32.5	43.5	5,547,872
November, 2006	43.5	39.0	39.0	1,665,729
December, 2006	39.0	37.5	38.0	279,072
January, 2007	38.0	23.5	25.5	3,055,263
February, 2007	25.5	19.5	20.25	2,555,995

DIRECTORS AND OFFICERS

The name and municipality of residence, position with the Company and the present principal occupation of each of the directors and executive officers of the Company are as follows. Directors serve their term until the expiry thereof at the next annual general meeting of shareholders of the Company:

Name and Municipality of Residence	Office and Periods Held	Present Principal Occupation and Principal Occupation over previous Five years	Shares Beneficially Owned or Controlled as at the date of this AIF	Percentage of Outstanding Shares
NICHOLAS O. BRIGSTOCKE[1][2] London, United Kingdom	Director since October 2001	Independent businessman. Formerly Chairman, UK Equity Capital Markets at Credit Suisse First Boston Ltd. from 1998 to 2001	414,568	0.2%
THOMAS N. DAVIDSON, SR.[2] Key Largo, Florida	Chairman of the Board since December 2003 and Director since October 2001	Chairman of the Board of the Company since December 2003. Chairman of Quarry Hill Group, a private investment holding partnership since 1989. Chairman of NuTech Precision Metals, a private company, since 1990	312,000	0.1%

Name and Municipality of Residence	Office and Periods Held	Present Principal Occupation and Principal Occupation over previous Five years	Shares Beneficially Owned or Controlled as at the date of this AIF	Percentage of Outstanding Shares
D. CAMPBELL DEACON Toronto, Ontario	Chief Executive Officer and Director since April, 2001; Deputy Chairman since December 2003	Chief Executive Officer of the Company since April 2001; Deputy Chairman of the Board since December 2003; Chairman of the Board from April 2001 to December 2003	1,053,243	0.5%
DAVID E. DEACON Toronto, Ontario	Deputy Chairman since April 2005; Executive Vice President since February 2005; Director since May 2004	Executive Vice President of the Company since February 2005; Deputy Chairman since April 2005; President and Chief Operating Officer of the Company from April 2001 to February 2005	558,603	0.3%
ROBERT A. DONALDSON Q.C[(1)(2)] Toronto, Ontario	Director since July 2003	Independent businessman, lawyer and consultant.	765,611	0.4%
ROBERTO QUARTA London, United Kingdom	Director since May 2004	Partner, Clayton Dubilier & Rice, Non-executive Chairman of BBA Group plc, Chairman and CEO of Italtel Holdings SpA	100,000	0.1%
DENNIS A. SHARP[(1)] Calgary, Alberta	Director since April 2001	Executive Chairman of UTS Energy Corporation (UTS:TSX) (oil and gas)	762,410	0.4%
WU TZU CHIEN Singapore	Director since February 17, 2005	President, Singapore Technologies Kinetics and Director of ST Kinetics and its major subsidiaries	Nil	0.0%

Name and Municipality of Residence	Office and Periods Held	Present Principal Occupation and Principal Occupation over previous Five years	Shares Beneficially Owned or Controlled as at the date of this AIF	Percentage of Outstanding Shares
GREGORY P. FRANCIS Oakville, Ontario	President and Chief Operating Officer since September 2005	Chief Financial Officer of the Company from September 2001 until September 2005; Vice President, Finance from September 2001 until January 2004; Senior Vice President, Finance from January 2004 until September 2005	45,865	0.0%
STEVEN K. GLASER Toronto, Ontario	Vice President, Corporate Affairs since February 2002	Vice President, Corporate Affairs of the Company	121,250	0.1%
RONALD V. IACOBELLI Vancouver, British Columbia	Chief Technology Officer since September 2005	Chief Technology Officer since September 2005; Senior Vice President, Development & Operations of the Company from January 2004 to September 2005; Vice President, Strategic Development from February 2002 until January 2004	194,019	0.1%
DANIEL P. RENZELLA Boston, Massachusetts	Senior Vice President, Finance and Chief Financial Officer since September 2005.	Senior Vice President, Finance & Chief Financial Officer of the Company since September 2005; Vice President, Finance of the Company since February 2005; Vice President, Finance & Operations of Solectria Corporation from July 2002 to February 2005	290,853	0.1%
FELICIA B. BORTOLUSSI Calgary, Alberta	Corporate Secretary since April 2002	Lawyer	6,957	0.0%

NOTES:

(1) Member of the Audit Committee.

(2) Member of the Compensation, Human Resource, Corporate Governance and Nominating Committee

The Board of Directors of Azure has an audit committee, and a compensation, human resources, corporate governance and nominating committee. As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 4,625,379 common shares of the Company representing 2.3% of the issued and outstanding common shares of the Company.

The directors and officers of Azure are engaged in and will continue to engage in other activities in the technology industry and may be directors and officers of other reporting companies or have significant shareholdings in other companies, and, to the extent that such other companies may participate in ventures in which Azure may participate, the directors and officers of Azure may become subject to conflicts of interest. The ABCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As of the date hereof Azure is not aware of any existing or potential material conflicts of interest between Azure and a director or officer of Azure.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the board of directors of the Company operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this AIF as Schedule "A".

Composition of the Audit Committee

As at the date hereof, the members of the Audit Committee were: Dennis A. Sharp (Chair), Nicholas O. Brigstocke and Robert A. Donaldson Q.C. All members of the Audit Committee are independent and financially literate (as those terms are defined in Multilateral Instrument 52-110 – Audit Committees). The following sets out the education and experience of each director, relevant to the performance of his duties as a member of the Audit Committee.

Dennis A. Sharp (Chair)

Mr. Sharp is the Executive Chairman of UTS Energy Corporation. He is a director of several companies including EnCana Corporation. He has served as a Governor of the Canadian Association of Petroleum Producers ("CAPP") from March 1994 to July 1997, Vice Chairman of CAPP from 1995 to 1996 and Chairman from 1996 to 1997. He is a geological engineer and he founded CS Resources Ltd. in 1984, which he led until its acquisition in July 1997 by Pan Canadian Petroleum Ltd. In 1993, CS Resources received the Alberta Science and Technology award for outstanding commercial achievement. In 1997, Mr. Sharp was honoured as one of Canada's Master Entrepreneurs.

Nicholas O. Brigstocke

Mr. Brigstocke retired in 2001 as Chairman of UK Equity Capital Markets at Credit Suisse First Boston ("CSFB"). He joined CSFB when it purchased Barclays de Zoete Wedd ("BZW") in 1998, at which time he was Chairman and Managing Director of BZW's United Kingdom corporate broking business and a member of the Equity Management Committee. He is currently chairman of Sentry Select (UK) Ltd., a non-executive director of Bridgewell Group PLC, Inter Pipeline Fund, Dynamic Digital Depth Group PLC, Healthcare Enterprise Group PLC, Turbo Power Systems PLC and serves as a member of the audit committee on four of these companies.

Robert A. Donaldson Q.C.

Mr Donaldson formed a business and law consulting company in 1998 which presently serves two publicly listed Canadian companies. He is a member of the board of directors of several Canadian companies, public and private, and is a member of the audit committee for two publicly listed companies. In 1966 he was called to the bar of Ontario and was appointed Queen's Counsel in January of 1985. Mr. Donaldson has over 30 years experience practicing law as a senior partner with two major Canadian law firms. Mr. Donaldson has considerable experience and expertise in the areas of acquisitions and mergers, the raising of capital by way of private placement or prospectus, foreign investment review, the regulation of Canadian financial institutions, and directors' and officers' liability and corporate governance. Mr. Donaldson has chaired or participated in many securities and corporate law conferences, written numerous articles on securities and corporate law topics and has taught corporate finance, securities regulation and corporate governance as a special lecturer at Osgoode Hall Law School (Toronto, Ontario) and the University of Western Ontario Law School (London, Ontario).

The Audit Committee charter requires all members to be financially literate and independent within the meaning of applicable securities laws. All members of the audit committee meet these requirements. The audit committee has in place a policy to restrict the provision of non-audit services by the auditors. Any such services must be permitted services and must be pre-approved by the Audit Committee. The Audit Committee also pre-approves the audit services and the fees to be paid.

Auditors' Fees

BDO Dunwoody LLP has served as the Company's auditors since April 2001. Fees paid to BDO Dunwoody LLP are detailed below:

	Year ended December 31, 2006	Year ended December 31, 2005
Audit fees	$ 85,000	$ 33,000
Audit-related fees	67,894	57,600
Tax fees	-	12,400
All other fees	46,138	8,800
	$ 199,032	$ 111,800

In addition, the Company paid US$62,878 to Grant Thornton, LLP and Moody Famiglietti, and Andronico, LLP in respect of audit and tax fees relating to the Boston operations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no outstanding legal proceedings material to the Company to which the Company is or was a party or in respect of which any of its properties are or were such during the most recently completed financial year, nor are there any such proceedings known to the Company to be contemplated.

There were no penalties or sanctions imposed against the Company by, or settlement agreements with, a court or a securities regulatory authority relating to securities legislation during the most recently completed financial year and there were no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as may be disclosed elsewhere in this Annual Information Form or in the documents incorporated by reference herein, no director, officer or principal shareholder of the Company,

nor any affiliate or associate of that person, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company in connection with its TSX listing is Equity Transfer Services Inc., at their offices in Toronto, at 200 University Avenue, Suite 400, Toronto Ontario M5H 4H1. The transfer agent and registrar of the Company in connection with its AIM listing is Computershare Investor Services PLC, at their offices in Bristol, England, at PO Box 82, The Pavilions, Bridgewater Road, Bristol, BS99 7NH, England.

MATERIAL CONTRACTS

Pursuant to a contractual agreement with Technology Partnerships Canada ("TPC"), the Company is required to make royalty payments equal to the greater of 0.28% of yearly gross business revenues or in accordance with a fixed repayment schedule, with repayment amounts ranging from $0.7 million to $1.0 million per year starting in 2008 and totalling $1.3 million, provided that certain minimum sales levels are achieved. The obligation to make royalty payments commences when the minimum sales levels are achieved and continues until the earlier of 2015 or when a cumulative payment ceiling of $20.5 million is reached. On March 23, 2005, the Company entered into a contract amendment with TPC whereby the royalty payment period was extended to December 31, 2020.

Pursuant to a contractual agreement with EnCana Corporation, whereby EnCana sponsored the development of powertrain product, the Company is required to make royalty payments equal to 1% of gross revenue from sales of the powertrain product up to a maximum payment of $1.0 million.

No other contracts material to Azure, other than contracts entered into in the ordinary course of business, were entered into within the most recently completed financial year, or before the most recently completed financial year that are still in effect.

INTERESTS OF EXPERTS

The auditors of the Company are BDO Dunwoody LLP, Chartered Accountants. BDO Dunwoody LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants.

ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of securities of the Company, securities authorized for issuance under equity compensation plans, and interests of insiders in material transactions, where applicable, is contained in the most recent information circular of the Company dated May 11, 2006 in respect of its last annual meeting of the holders of Common Shares held on July 24, 2006. Additional financial information is provided in the Company's audited annual consolidated financial statements and management's discussion and analysis for the year ended December 31, 2006. Additional information relating to the Company can also be found under Azure's profile on SEDAR at www.sedar.com or at the Company's website, www.azuredynamics.com, or by contacting the Vice President Corporate Affairs of the Company at the Company's head office, Suite 400, 350 Bay Street, Toronto, Ontario, M5H 2S6.

SCHEDULE "A"

AZURE DYNAMICS CORPORATION
(the "Company")

AUDIT COMMITTEE

TERMS OF REFERENCE

1. COMPOSITION

(a) Applicable Canadian corporate and provincial securities legislation, regulation and policies (including Multilateral Instrument 52-110) and the Toronto Stock Exchange rules, regulation and policies ("Applicable Legislation") require that an audit committee (the "Committee") be comprised of a minimum of three directors, none of whom (other than a non-executive Chair), may be officers or employees of the Company or any of its affiliates and each of whom shall not have any material relationship with Company, ie., a relationship that could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgment. Applicable Legislation also requires that all members of the Committee must be "independent" and "financially literate".

(b) The Board of Directors of the Company (the "Board"), will appoint the members of the Committee annually at the first meeting of the Board after the annual general meeting of shareholders and shall ensure that the members thereof meet the qualifications and other requirements outlined in (a) above.

(c) Committee members will be appointed for a one year term and may be reappointed subject to the discretion of the Board having regard to; (i) the desire for continuity and for periodic rotation of Committee members and (ii) Applicable Legislation.

(d) One of the members who is not an executive officer or full-time employee (other than a non-executive Chair) and who is otherwise qualified under Applicable Legislation shall be appointed Committee Chair by the Board.

2. AUTHORITY

(a) The Board may authorize the Committee to investigate any activity of the Company or any affiliate thereof for which the Committee has responsibility or with respect to those responsibilities imposed on audit committees herein and by Applicable Legislation. All employees are to co-operate as requested by the Committee.

(b) The Committee may retain persons having special expertise to assist the Committee in fulfilling its responsibilities, including outside counsel or financial experts and provide for their remuneration.

(c) The external auditor shall report to the Committee.

3. MEETINGS

(a) The Committee is to meet at least four times per year. The meetings will be scheduled to permit the review of the scope of the audit as presented by the Company's external auditor before commencement of the audit and timely review of the quarterly and annual financial statements and such other annual filings containing financial information about the Company including the AIF, MD&A (quarterly and annual), quarterly press releases, the management proxy circular and such other disclosure documents applicable to the Company which contain financial data based upon, derived from or to form part of the financial statements of the Company and contemplated by Applicable Legislation.

(b) Meetings of the Committee shall be validly constituted if a majority of members of the Committee are present in person or by telephone conference. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member or the external auditors or any director of the Company not a member of the Committee.

(c) Any member of the external auditors of the Company is entitled to receive notice of every meeting of the Committee and at the Company's expense, to attend and be heard thereat and, if requested by a member of the Committee, to attend any meeting of the Committee.

(d) The Committee should require the attendance of the Company's external auditors at least once each year, and at such other times as the Committee deems appropriate in the context of its responsibilities as outlined below. The Company's external auditor shall be requested to review and comment on all disclosure documents issued by the Company containing financial statements or information derived therefrom and which are intended for dissemination to the public including shareholders of the Company.

4. REPORTING

(a) The minutes of all meetings of the Committee are to be provided to the Board and the Company's external auditor. Oral reports by the Chair on recent matters not yet minuted will be provided to the Board at its next meeting. Minutes of all Committee meetings will be subsequently reviewed and approved by the Committee.

(b) Supporting schedules and information reviewed by the Committee will be available for examination by any director or the Company's external auditor upon request to the Secretary of the Committee.

5. RESPONSIBILITIES

The responsibilities of the Committee shall be as follows:

(a) to review the Company's quarterly and annual financial statements and any other financial statements of the Company and its affiliates required to be prepared by Applicable Legislation or otherwise for dissemination to the public so as to be satisfied they are fairly presented and in accordance with generally accepted account principles and in accordance with Applicable Legislation and to recommend to the Board whether the quarterly and the annual financial

statements and any such other financial statements should be approved by the Board;

(b) to review the financial information and financial data contained in the Company's quarterly financial statements, Annual Report to Shareholders and other financial publications of the Company (including the Company's interim and year end management discussions and analysis of financial condition and results of operation, annual information form, proxy information circular, quarterly press releases and material and timely disclosure reports containing any financial data) and the financial information contained in a prospectus of the Company or other document filed with any regulatory authority so as to be satisfied that the financial information and financial data is not significantly erroneous, misleading or incomplete and contains full, true and plain disclosure of all material facts or as otherwise required by Applicable Legislation;

(c) to be satisfied that the Company has implemented appropriate systems of internal control over financial reporting and that these are operating effectively;

(d) to be satisfied that management of the Company has implemented appropriate systems of internal control to ensure compliance with Applicable Legislation and ethical requirements and particularly to be satisfied that internal controls over financial reporting and disclosure controls and procedures are in place and that internal controls have been designed and implemented to provide reasonable assurance that the Company's financial statements and other documents required to be mailed to shareholders or filed with regulatory authorities are fairly presented so as to enable the CFO and CEO (and any other officer or director of the Company as may be required by Applicable Legislation) to personally certify the Company's financial statements as required by Applicable Legislation;

(e) to be satisfied that management of the Company and each affiliate thereof have implemented effective systems to identify significant financial and other risks of the business and changes to these risks. The Committee will review reports from management related to these risks.

(f) to recommend to Board the appointment of external auditors nominated at each annual meeting of shareholders and provide oversight with respect to the external audit engagement. The Committee will also recommend to the Board the re-appointment or appointment of the external auditors and the compensation payable to them. The Committee will pre approve all non audit services to be provided to the Company and its subsidiaries by the Company's external auditors, providing that where necessary, this function may be delegated to the Chair of the Committee for approval on the basis that the Chair reports all such approvals to the Committee at its next regularly scheduled meeting.

(g) to be satisfied that any significant or material matters brought to the attention of the Committee by the Company's external auditors or matters where there is significant disagreement between the Company's external auditors and Company officers (including the resolution or proposed resolution thereof), are communicated to the Board;

(h) to be satisfied that all significant matters raised in any report to management by the external auditors are being addressed and dealt with by management in a satisfactory manner and, to the extent they are not, to make a report to the Board;

(i) to be satisfied that the declaration and payment of dividends by the Company, if any, meet applicable legal requirements and Applicable Legislation;

(j) as and when required by Applicable Legislation, to establish procedures (A) for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (B) for the confidential communication anonymous submission to the Company and a member of the Committee of concerns regarding questionable accounting or auditing matters from employees;

(k) as and when required by Applicable Legislation to be satisfied that disclosure controls and procedures are in place to ensure that material information required to be disclosed by Applicable Legislation is recorded, processed and summarized and reported within the time periods specified in Applicable Legislation;

(l) to ensure that the external auditors report annually on matters of independence;

(m) to ensure that the external auditors prepare an external audit plan which, with any changes thereto, is reviewed by and acceptable to the Committee; and

(n) to review and approve the hiring policies of the Company regarding partners, employees (past or current) of the present and former external auditor of the Company.

The Chair of the Nominating and Corporate Governance Committee, in consultation with the Chair of the Committee, will periodically review the effectiveness of the Committee and the performance of each Committee member and report to the Board on their conclusions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended December 31, 2006 ("2006") compared to the Year Ended December 31, 2005 ("2005")

This "Management's Discussion and Analysis" has been prepared as of March 21, 2007 and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2006 (the "Financial Statements").

Forward-Looking Statements

This MD&A contains forward-looking statements related to Azure's financial and other projections, expected future plans, events, financial and operating results, objectives and performance, as well as underlying assumptions, all of which involve risks and uncertainties. When used in this MD&A, the words "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These statements reflect management's current belief and are based on information currently available to Azure's management and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons and no assurances can be given as to actual future results, performance or prospects. Factors that may cause such differences include, but are not limited to, the early stage of development of the Company; a lack of product revenues and a history of losses; the need for additional financing; uncertainty as to commercial viability; uncertainty as to product development and commercialization milestones being met; uncertainty as to the market for the Company's products and unproved acceptance of the Company's technology; competition; uncertainty as to target markets; dependence upon third parties; changes in environmental policies; uncertainty as to patent and proprietary rights; availability of management and key personnel; available regulatory approvals and conflicts of interest by directors and officers of the Company. More detailed information about these and other factors that could affect Azure's operations or financial results are included in Azure's filings with Canadian securities regulatory authorities. Azure does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Because of these risks, uncertainties and assumptions, readers should not place undue emphasis on Azure's forward-looking statements.

Business Strategy of the Company and Overall Performance

Azure Dynamics Corporation ("Azure" or the "Company") has developed proprietary hybrid vehicle technology for the light to heavy duty commercial vehicle category (the "Technology"). Azure has expertise in the areas of vehicle controls software, power electronics, electric machine design, vehicle systems engineering and vehicle integration. The principal business of Azure is the supply of hybrid electric vehicle ("HEV") and electric vehicle ("EV") control and powertrain systems. The Company also has an established portfolio of proprietary component products that compliment its core technical skills and makes use of an extensive industry supplier base to offer complete powertrain solutions to its target market.

Target markets include urban delivery, postal, courier, taxi and shuttle-bus applications. Over the past five years, the Company has primarily been engaged in the development and testing of its Technology. Certain of the Company's products are now generating commercial revenues while other products are in the development stage. In production, Azure does not intend to be the ultimate manufacturer of components or assembler of powertrain systems. Rather, the Company uses the supply capacity that exists within the commercial and military vehicle industries to assemble products to its specifications which are then distributed via existing industry channels to the customer.

Azure's strategy is to closely align product development and sales efforts with industry partners (Original Equipment Manufacturer's, component suppliers, and customers). By aligning with industry leaders, Azure can gain access to product development support and established distribution networks thereby accelerating the penetration of its hybrid-electric products into the commercial vehicle markets. During 2006, the Company

concluded arrangements with Ford Motor Company ("Ford") and StarTrans (a business division of Supreme Corporation) that provide industry alignment and have therefore facilitated a concentration of the Company's efforts around its core programs for series (G1) and parallel (P1) delivery vans and shuttle busses.

G1 (series hybrid) production:

The G1 product is now commercially available in delivery van and shuttle bus form. This product is specifically designed for inner-city use and is highly suitable for urban delivery vans and shuttle busses which both have a demanding drive-cycle. As the product is essentially through the development stage, Azure's focus is on sales growth and the infrastructure required to support the execution of sales orders. Key partners in the G1 series production include Workhorse Custom Chassis (part of the International Group) for the chassis platform, Product Concepts Inc. ("PCI") of Union City, Indiana for the hybrid chassis modification, StarTrans for the shuttle bus modification and distribution channels, and Purolator Courier Ltd. as the lead customer for commercial delivery vans.

During the year, a total of 40 production G1 series hybrid electric powered chassis were built. Thirty of these units were fitted with delivery van bodies under the terms of the agreement with Purolator. These units are being placed into delivery service in March and April 2007 bringing the total fleet of Azure vehicles in operation by Purolator to 49 units. The remaining 10 hybrid chassis are being used to build hybrid shuttle busses.

The Company considers the Shuttle bus application to be ideal for the adoption of its G1 technology as they typically operate in high-usage, high-mileage drive cycles and can be eligible for capital subsidies. On August 17, 2006 the Company announced it had signed a supply agreement for the production of hybrid shuttle buses with StarTrans. Under the terms of the agreement, Azure will provide StarTrans with G1 hybrid chassis' on which StarTrans will assemble their shuttle bus body at its manufacturing facilities in Goshen, Indiana. The first StarTrans G1 shuttle bus (the CitiBus Hybrid Senator HD "CitiBus") was completed in October 2006 and unveiled at the North American Buscon trade show in Chicago. The CitiBus product line will be compliant with the United States' Buy-America program and, after testing, will also be eligible for the Federal Transit Administrations funding for bus purchases. The first nine customer units are scheduled for delivery in the first half of 2007 which is also when on-line production capacity is anticipated to be established at StarTrans. Azure has signed up twelve StarTrans bus distributors across North America and therefore has access to a distributor network covering approximately 70% of the targeted shuttle bus market in the US and Canada.

P1 (parallel hybrid) development:

The agreement to develop a parallel hybrid powertrain on the Ford chassis platform, announced on October 5, 2006, is significant for the Company in that it provides Azure with an avenue to achieve rapid penetration of the volume market for commercial vehicles in North America. The P1 product is expected to have wider application than the G1 series product and is intended to address the broader, higher-volume markets.

During 2006, the Company completed a number of concept P1 parallel hybrid vehicles for commercial and military applications. As a result of the Ford agreement, Azure's commercial P1 development program is now focused on the Ford E-350 and E-450 commercial vehicle chassis. Ford is providing technical support to the program and therefore the Company expects that the process to integrate the hybrid system with the engine and transmission will be facilitated. All applicable design and testing experience from Azure's existing P1 program, including the practical experience gained from the prototypes built over the past year, has been carried over to the Ford platform. The Company is currently evaluating and testing next-generation prototypes. Demonstration prototypes will be scheduled for customer in-service trials in mid-2007. Thereafter, a quantity of pre-production units for lead customers is anticipated to be built commencing in late-2007 with full production commencing in 2008. It is intended, subject to formal agreement, to distribute the hybridized chassis through Ford's distribution channels.

During the year, the Company substantially completed two funded military programs, the AM General High Mobility Multipurpose Wheeled Vehicle ("HMMWV") integrated with a third generation Auxiliary Power

Distribution System ("APDS") and a ground-support aviation APDS developed for the US Air Force. Both of these programs will require minimal future support from Azure.

With the G1 and P1 products/programs, it is Management's view that the Company can make significant inroads into its addressable market thereby building a sustainable business. As the effort required to successfully commercialize these products will likely absorb Azure's engineering and operational resources for the foreseeable future, the Company is curtailing all other activities that are not associated with production programs. The discussion of other product development provided below therefore provides historical context of other activities that occurred in 2006 as well as highlights some development activities that have the potential to become production programs in the future.

Other product development:

During 2006, the Company advanced the development of two product lines that have the potential to develop into major revenue sources – the P2 parallel hybrid system and the Low Emission Electric Power system ("LEEP").

The P2 parallel hybrid system is suitable for larger delivery vans and busses (Class 7 and 8). The Company updated its existing design and built second-generation prototypes. Two delivery trucks were delivered to the Charmer-Sunbelt Group ("Charmer-Sunbelt") in October 2006 and are being evaluated in-service. The Company will only actively pursue the development of the P2 system when development program partners and engineering resources are identified and available.

The LEEP product (formerly referred to as Under-The-Hood) was developed as a result of Azure's participation in several military programs. Essentially the term LEEP covers all systems whereby clean electric power is generated off the vehicles power sources to be used in auxiliary and export power applications. Azure signed a Memorandum of Understanding with Kidron, a division of VT Specialized Vehicles Corporation, on September 12, 2006 for the branding, marketing and sale of Azure's LEEP systems throughout the North American refrigerated truck body segment. Kidron has committed to provide a base vehicle to Azure by mid-March 2007. After a short conceptual evaluation of the base vehicle and proposed LEEP system, it is expected that formal contracts will be concluded and the application program will commence. As the development cycle is expected to be relatively short, the LEEP system could be in production by the second-half of 2007.

During the year the Company continued the development work on the contract to supply power electronics and drive systems to DRS Sustainment Systems, Inc. ("DRS") for integration into a HMMWV Chemical Biological Protective Shelter ("CBPS-M2") system. Azure developed advanced power electronics for the CBPS-M2 contract, such as inverters, converters and under-the-hood export power components which DRS integrated into the CBPS-M2. Work on this program was halted late in the year upon receiving a stop work notice from DRS. Azure was subsequently advised that their portion of the contract was terminated as a result of the U.S. Government's decision to abandon the HMMWV in favour of more heavily armoured vehicle platforms. Prior to the year end, the Company reached an agreement on its contract claim with DRS. The claim was settled at CDN$5.7 million (US$4.9 million) which represents the value of Azure's contribution to the CBPS-M2 program in 2006 as well as related contract closure matters. Azure has already received CDN$2.5 million in cash through contract progress billings in 2006 and the balance of the cash ($3.2 million) is expected to be received in early 2007 upon execution of contracts. The Company has no additional obligations under this contract.

Azure continued its collaboration with Smith Electric Vehicles ("Smith"), part of the Tanfield Group of companies in England, to update Smith's electric vehicle offering based on powertrain technology supplied by Azure. Initial deliveries of product have been made under the terms of the supply agreement entered into in 2005 but volume levels have been disappointing and Smith has shifted its market focus to new products outside the scope of the supply agreement with Azure. The Company has a number of products to serve the electric vehicle market and will continue to pursue market opportunities in conjunction with suitable industry

partners.
Azure and GKN, a tier 1 supplier to the automotive industry with operations worldwide, built a proof-of-concept hybrid Ford Transit Van in 2006 which is being used as a research and marketing tool in the United Kingdom.

In the execution of its strategy, the Company is actively seeking to establish strategic industry relationships. It is the Company's intent to have recognised industry OEM partners and lead customers for each of its production or development programs (as is the case for G1 and P1). By aligning itself with organisations like Ford or StarTrans the Company gains a higher profile for its products in the respective market categories and access to established distribution networks within those markets. It is also Management's view that gaining access to a Corporate-level industry partner can help accelerate the commercialization of its Technology and also enhance the execution of the commercialization process. Therefore, a strategic committee of the Board of Directors was formed during the year and is tasked with finding suitable strategic partners and with leveraging the strategic value of the Company's asset base. By gaining access to one or more industry partners the Company believes it can:

- accelerate and/or expand market penetration of the Company's Technology and products, not only within its target markets but also in the markets served by potential partners;
- provide procurement, logistics and production-related expertise and infrastructure; these skills are not inherent in the Company's core competencies but are essential to achieve rapid and reliable delivery of quality products to customers;
- provide an after-market service network that can help assure customer satisfaction, mitigate warranty expenses, and effectively capture value from the service business.

Evaluation of the Company's options is ongoing, and the committee and its advisors are engaged in discussions with various parties.

The 2006 financing initiatives, resulting in net $31.9 million in new financings, combined with monies raised in 2005 have enabled the Company to move forward with its development and commercialization activities. The total number of employees increased from 109 at the end of fiscal 2005 to 112 at December 31, 2006. The Company occupies facilities in Vancouver (18,000 square feet), Boston (77,000 square feet) and Kenilworth, England (5,000 square feet). The Company has also established a service and support center in Mississauga, Canada. The Company considers that its various facilities are suitable to meet the foreseeable requirements for engineering, workshop, test, and administrative accommodations. Additional test and workshop equipment has been acquired to enable the execution of program development and customer deliverables and the Company has implemented an enterprise resource planning ("ERP") system to support all its operations.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements are prepared in accordance with Canadian GAAP, which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. The Company has identified the policies below as critical to the business operations and an understanding of the results of the business operations. The application of these and other accounting policies are described in note 2 to the consolidated financial statements. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Certain product lines within Solectria (acquired in January 2005 - see note 3 to the Financial Statements) are no longer considered development stage. Therefore the Company recognizes revenues on the sales of those products at the point of shipment, provided that the Company has evidence of an arrangement, the fee is fixed and determinable, delivery has occurred, title and risk of loss have passed to the customer, and collect-ability is reasonably assured.

In addition, the Company recognizes revenues on long term engineering contracts using the percentage of completion method. The revenue recognized is determined based on the total contract value and the percentage of the contract estimated completed at the end of the reporting period. Because of inherent uncertainties in estimating the costs to complete contracts in progress, it is possible that the estimates used will change within the near term. Changes in estimated job profitability are accounted for as changes in estimates in the current period. Where applicable, the entire amount of future estimated losses on contracts in progress are recognized when they become known.

Warranty Provision

The Company generally warranties its products against defects and workmanship for a period of one to three years from the date of shipment, subject to certain guidelines and exclusions. A provision has been established for this warranty obligation. In establishing the accrued warranty liability, management has estimated the likelihood that products sold will experience warranty claims and the estimated costs to resolve the claims received, taking into account the nature of the product and the past and projected claims experience with the products. Should these estimates prove to be incorrect, the Company may incur costs different from those provided for in the warranty provisions.

Inventory Provision

In establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market demand for the Company's products and by changes in technology, which could make inventory on hand obsolete. The Company performs regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required.

Intangible Assets and Goodwill

As a result of the Solectria acquisition (see note 3 to the Financial Statements), the Company recorded intangible assets and goodwill on the balance sheet. In accordance with Canadian GAAP, the Company does not amortize goodwill. Intangible assets are amortized over periods ranging from 2 to 10 years. At least annually, management reviews the carrying value of intangible assets and goodwill by segment for potential impairment. If circumstances indicate that impairment in the value of these assets has occurred, the impairment is recorded in the earnings of the current period.

Operating Results, Cash Flows and Financial Condition

Selected Annual information (Stated in thousands, except per share amounts)

Years ended	**December 31, 2006**	December 31, 2005	December 31, 2004
Revenue	**$ 5,771**	$ 4,608	$ -
Net loss	**$ (23,434)**	$ (21,896)	$ (8,198)
Net loss per share	**$ (0.14)**	$ (0.15)	$ (0.10)
Total assets	**$ 56,299**	$ 47,395	$ 17,813

Selected Quarterly information (Stated in thousands, except per share amounts)

	Q4, 2006 (Oct – Dec)	Q3, 2006 (Jul – Sep)	Q2, 2006 (Apr – Jun)	Q1, 2006 (Jan – Mar)
Revenue	$ 3,008	$ 411	$ 1,205	$ 1,147
Gross margin	$ 967	$ (166)	$ 76	$ 304
Expenses, net	$ (5,974)	$ (8,849)	$ (4,922)	$ (4,870)
Net loss for the period	$ (5,007)	$ (9,015)	$ (4,846)	$ (4,566)
Net loss per share	$ (0.03)	$ (0.05)	$ (0.03)	$ (0.03)
Weighted average number of Shares	166,913	159,206	158,638	156,631

	Q4, 2005 (Oct – Dec)	Q3, 2005 (Jul – Sep)	Q2, 2005 (Apr – Jun)	Q1, 2005 (Jan – Mar)
Revenue	$ 965	$ 1,134	$ 1,525	$ 984
Gross margin	$ 56	$ 154	$ 272	$ 291
Expenses, net	$ (6,796)	$ (4,788)	$ (5,872)	$ (5,213)
Net loss for the period	$ (6,740)	$ (4,634)	$ (5,600)	$ (4,922)
Net loss per share	$ (0.04)	$ (0.03)	$ (0.04)	$ (0.04)
Weighted average number of Shares	156,116	146,291	141,203	124,892

Results of Operations

For the year ended December 31, 2006, the Company incurred a net loss of $23.4 million ($0.14 per share) compared to a net loss of $21.9 million ($0.15 per share) in the prior year. The Company has continued to invest in the commercialization of its technology. As a result, the overall investment in development costs, and the level of support and infrastructure costs are higher. The primary increase in development expenses in the current year is attributable to the G1 program, which absorbed substantial resources during the year as the delivery van and shuttle bus were readied for commercial production. Increases in engineering, development, and operations expense were partially offset by the settlement of the DRS claim. The impact of the DRS claim on net income in the current year totalled $1.4 million (revenue of $2.7 million net of cost of sales of $1.3 million). For the quarter ended December 31, 2006, the Company incurred a net loss of $5.0 million compared to a net loss of $6.7 million in the prior year. The decrease in the loss in the quarter is primarily attributable to the settlement of the termination claim with DRS which was agreed at the end of December.

The Company employed a total of 112 employees at December 31, 2006 (2005 – 109) in operations in North America and Europe.

Revenue: Revenue for the year ended December 31, 2006 was $5.8 million, compared to $4.6 million in 2005. The revenue in both 2006 and 2005 is attributable to the US operation and is mainly comprised of sales of components, customer engineering contracts (recognised on a percentage of completion basis), and after-sales service support. Early revenues from Canadian and UK operations have been set off against development costs in accordance with Canadian accounting standards. The increase in revenues compared to the prior year is primarily related to the increase in activities on the CPBS program with DRS, including the impact to revenue of the claim detailed above. The increase in DRS revenue was partially offset by lower revenues from other funded engineering as these programs tapered off in 2006 as the Company concluded

these projects and turned its focus to its core production programs. After considering direct and applicable indirect costs of sales, the gross margin contribution from revenue in the current year was $1.2 million compared to $0.8 million in the prior year (gross margin as percentage of sales was 20 % in 2006 versus 17% in 2005). The increase in gross margin contribution in the current year is primarily a result of the increase in revenues and the DRS settlement. Revenue for the quarter ended December 31, 2006 was $3.0 million (gross margin of $1.0 million), compared to $1.0 million (gross margin of $0.1 million) in 2005. The increase in revenue and gross margin in the current quarter is primarily attributable to the DRS settlement.

Engineering, research, development and related costs, net: Before customer and government contributions, the Company expended $17.6 million on engineering, research and development operations in the year, compared to $13.2 million in 2005, including $10.8 million which is directly attributable to product development (2005 - $6.4 million). The most significant product development expenditure has been in respect of the Company's G1 platform, which totalled $8.0 million in the year (2005 - $4.9 million). The G1 series hybrid platform was launched commercially in the year with the build of 40 hybrid chassis for use in delivery van and shuttle bus applications. Engineering and development costs were reduced by $4.2 million (2005 – $1.7 million) in respect of government and customer contributions in the year. The level of contributions is comparatively higher in 2006 as the Company recognised $3.0 million of customer contributions related to G1 product compared to $0.4 million in the prior year. Contributions from government agencies were lower compared to the prior year as less of the work undertaken was eligible for support under the terms of the programs. The Company expended $5.1 million before contributions in the fourth quarter of 2006 (2005 - $3.4 million), of which $2.7 million was directly attributable to product development (2005 - $1.5 million). Customer and government contributions were $2.8 million in the quarter (2005 - $0.2 million) primarily due to the G1 program as noted above.

At December 31, 2006, Azure employed 86 research, engineering, operations and technical employees (2005 - 82).

The Company is required to make royalty payments to Technology Partnerships Canada ("TPC"), EnCana and the National Research Council based on future revenues in respect of specified products.

Selling and marketing: Selling and marketing costs were $3.2 million in the year compared to $3.4 million in 2005. The headcount at December 31, 2006 was eight employees (2005 – nine). Selling and marketing costs in the fourth quarter were $0.9 million, compared to $1.1 million in the fourth quarter of 2005. The decrease in the fourth quarter and in the year is headcount related (salaries and other compensation costs).

General and administrative: General and administrative costs were $8.4 million in the year compared to $8.2 million in 2005. The increase is primarily attributable to the amortization of intangible assets which were expensed for a full twelve months in 2006, but for only eleven months in the prior year as the intangible assets were attributable to the Solectria acquisition, effective on January 31, 2005. Headcount at December 31, 2006 was 18 (2005 – 18). General and administrative costs in the fourth quarter were $2.8 million, compared to $2.6 million in the fourth quarter of 2005. The increase in the current quarter is primarily attributable to advisory fees related to strategic initiatives and an increase in audit and tax related fees.

Amortization: Amortization of property and equipment and other assets was $0.8 million in the year compared to $0.7 million in 2005. The Company purchased assets with a value of $0.8 million in the year ($0.9 million - 2005) mainly in respect of leasehold improvements, tooling, work-shop equipment and computer hardware/software. Intangible assets acquired as a result of the US acquisition have been amortized by $1.8 million in the year (2005 - $1.6 million). The increase in the intangible asset amortization is as noted above.

Foreign currency gains and losses: Foreign currency losses in the year and in the fourth quarter totalled $89,000 and $82,000 respectively compared to a gain of $22,000 for the prior year and a loss of $17,000 for the fourth quarter of 2005. The currency gains and losses are mainly un-realised gains or losses in respect of foreign currency cash balances held at the financial period end.

Balance Sheet Discussion

Cash and cash equivalents: Cash and cash equivalents at December 31, 2006 were $27.2 million compared to $20.7 million at December 31, 2005, an increase of $6.5 million (2005 – increased by $7.0 million). The increase in the year is primarily derived from net cash inflows from equity financings totalling $31.9 million (2005 - $26.3 million), partially offset by $24.7 million of cash outflows to fund operations (2005 – $18.3 million). The equity financings included a November 2006 public offering ($24.5 million in net proceeds), a November 2006 private placement ($3.3 million in net proceeds), and the November 2006 exercise of over-allotment options associated with the November 2006 public offering ($2.5 million in net proceeds). The balance of the equity financings in the year are related to the exercise of stock options ($1.6 million in net proceeds). The $6.4 million increase in operating cash outflows in 2006 is due to the larger loss from operating activities (by $1.5 million) and an increase in non-cash working capital (by $4.9 million). Operating losses are higher in 2006 as the Company advanced its production programs, including the G1 hybrid chassis which launched into production. The increase in non-cash working capital is primarily attributable to the increase in work-in-process inventory for products expected to be delivered in the first half of 2007, and an increase in accounts receivable in respect of the DRS claim which was outstanding at December 31, 2006. Approximately $0.7 million of the available cash balance is restricted as security for the operating lease in respect of the Boston facility. In the fourth quarter, the Company's cash and cash equivalents increased by $23.4 million compared to a decrease of $3.3 million in the fourth quarter of 2005. The increase in the quarter is primarily derived from the November equity financings described above and the lower net loss in the quarter (lower by $1.7 million), partially offset by the higher non cash working capital related to the DRS settlement.

Accounts receivable: Accounts receivable at December 31, 2006 were $3.4 million compared to $1.0 million at December 31, 2005. The increase in the current year is mainly attributable to the receivable associated with the DRS settlement as noted above.

Contributions receivable: Contributions receivable were $1.3 million at December 31, 2006 ($0.6 million at December 31, 2005). The higher balance is attributable to customer contributions receivable of $0.6 million at December 31, 2006 (2005 – $nil).

Inventory and related prepayments: Inventory and related prepayments was $3.8 million at December 31, 2006 compared to $2.7 million at December 31, 2005. The increase of approximately $1.1 million is primarily attributable to work-in-process inventory in respect of G1 products expected to be delivered in the first half of 2007.

Prepaid expenses: Prepaid expenses at December 31, 2006 were $0.8 million compared to $1.0 million at December 31, 2005.

Property and equipment: Net property and equipment was $5.6 million at December 31, 2006 compared to $5.6 million at December 31, 2005. The impact of property and equipment additions of $0.8 million in the year was offset by $0.8 million of amortization. The premises occupied in Boston are leased from a joint venture ("ND Solectria LLC") established with a Boston real estate development company, in which Azure is a 50% owner. The Company's proportionate share (50%) of the fair market value of the joint venture property and equipment is included within this account and was approximately $3.1 million at December 31, 2006.

Other assets: Other assets were $nil at December 31, 2006 (2005 - $61,000). The balance in the prior year related to a note receivable which was repaid in full in the current year.

Goodwill and other intangibles: The Company accounted for the acquisition of Azure US using the purchase method, and in accordance with Canadian accounting standards, allocated the purchase price to identifiable assets, including intangible assets. The excess of the purchase price consideration over identifiable assets is recorded as goodwill on the balance sheet ($2.9 million). The Company identified the order book ($0.9 million) and product technology ($12.5 million) as at-acquisition intangible assets and has recorded $2.9

million of amortization against these assets to December 31, 2006.

Accounts payable and accrued liabilities: Accounts payable and accrued liabilities were $2.8 million at December 31, 2006 compared to $3.4 million at December 31, 2005. The comparatively higher balance in 2005 was primarily attributable to several high dollar value invoices for materials that remained unpaid at the 2005 year end.

Customer deposits and deferred revenues: Current and long-term deferred revenue and customer deposits total $2.0 million at December 31, 2006 (2005 - $2.6 million). The amount is attributable to the US operation and is comprised of customer deposits in respect of work-in-progress ($1.3 million) and $1.0 million in respect of deferred revenue, partially offset by $0.3 million in unbilled revenues. Approximately $0.9 million of the deferred revenue is in respect of a payment received from Singapore Technologies Kinetics Ltd. ("STK") for a license agreement for certain technology that expires in 2020. The license agreement fee is being recognised in revenue over the 17-year duration of the agreement. The decrease in the current year is primarily attributable to the completion of programs in the year where revenue had previously been deferred or deposits had previously been received.

Notes payable: The note payable is attributable to the US operation and is the Company's proportionate share of a mortgage on the Boston property owned by ND Solectria LLC, in which the Company has a 50% interest. The note was refinanced in November 2006, is repayable on November 20, 2011, bears interest at a floating rate of the applicable Treasury rate plus 200 basis points and is secured by the mortgaged premises. The lower balance in the year ($2.5 million at December 31, 2006 compared to $2.6 million at December 31, 2005) is attributable to principle repayments made in the year.

Share capital: Share capital at December 31, 2006 was $112.8 million compared to $80.7 million at December 31, 2005.

The number of common shares, warrants, and options issued and outstanding are presented in the following table:

	March 21, 2007	December 31, 2006	December 31, 2005
Common shares	198,276,177	198,253,101	156,134,272
Stock options issued under the Stock Option Plan, with expiry dates ranging up until December 18, 2013 at a weighted average exercise price of $0.92	16,661,927	16,685,003	14,030,914

During the period from December 31, 2006 to March 21, 2007, 23,076 options were exercised into common shares.

Related Party Transactions

During the prior year, the Company paid $315,000 to a private company controlled by the Chief Executive Officer for remuneration in respect of an employment contract. In 2006, the Company paid the remuneration directly to the Chief Executive Officer.

In November 2003, Solectria entered into a Transfer of Technology and Software Licensing Agreement ("TTA Agreement") with STK. Under the terms of the agreement, STK has a non exclusive license to use and manufacture specified technology in specified Asian countries. The Company also provided STK with the training necessary for the transfer of the technology. The license expires in November 2020, and is subject to automatic one-year renewals thereafter. The Company received cash consideration for the license and transfer of technology, and for the training in the aggregate amount of US$1.0 million (Cdn$1.2 million). As discussed in note 2 to the Financial Statements, revenues resulting from the TTA Agreement are being recognized on a straight-line basis over the period of the agreement. As of December 31, 2006, the

Company has deferred revenue associated with the TTA Agreement in the amount of $0.9 million. During the year ended December 31, 2006 revenues recognized by the Company from the sale of products to STK and its related companies and from certain other contractual arrangements amounted to approximately $68,000 (2005 -$137,000). As at December 31, 2006 accounts receivable includes $11,000 due from STK (2005 - $11,000) and customer deposits includes $42,000 received from STK (2005 - $41,000).

Changes in Accounting Policies

Due to the acquisition of Solectria in January 2005, the Company has reviewed its accounting policy notes and either expanded existing policies or adopted new policies in respect of consolidation, foreign currency translation, revenue recognition, inventory, property and equipment, intangibles, goodwill and variable interest entities. None of the resultant changes have impacted transactions previously recorded by the Company. The impacts of changes in policies on the financial statements arising from the review are explained above in this Management's Discussion and Analysis and in the notes to the Financial Statements.

Liquidity, Capital Resources, and Risk Factors

At December 31, 2006 the Company had $27.9 million (December 31, 2005 – $21.4 million) in net cash reserves. The Company invests its cash, in accordance with its investments policy, in highly-liquid, highly-rated financial instruments such as banker's acceptances and term deposits. At December 31, 2006 approximately $0.7 million of cash was restricted as security in respect of the Boston joint venture property and lease arrangements. Working capital was $32.5 million at December 31, 2006 compared to $18.5 million at December 31, 2005. The increase in working capital compared to the prior periods is primarily due to higher cash balances (higher by $6.5 million) and higher non cash working capital balances. Non-cash working capital has increased by approximately $7.5 million since December 2005. The increase is primarily due to the increases in accounts receivable (due to the DRS claim), contributions receivable (due to the customer receivable from Purolator), inventories (due to the work in process associated with buses to be delivered in early 2007), and decreases in accounts payable (due to the high dollar invoices remaining unpaid at the 2005 year end), deposits and deferred revenue (due to delivery of product in the current year where deposits received had been applied or revenue had already been taken on a percentage of completion basis). The increase was also partially attributable to the refinancing of the note payable related to the Joint Venture owning the Boston facility, in which the Company holds a 50% interest. The entire note payable was classified as short term in the prior year as the note was repayable in November 2006, whereas after the refinancing, only the payments that are due in the next year are classified as short term.

The Company has incurred losses since its inception as it has invested in the development of its Technology. With the acquisition of Solectria, combined with its existing customer base, the Company is now active in a number of revenue generating programs. The Company continues to incur development costs and has relied on its financing activities to fund its operations. For the year ended December 31, 2006 the Company raised approximately $31.9 million in equity financing, net of issue costs. In addition, Azure is eligible, subject to TPC conditions, to access the maximum grant of up to $9.0 million available under the terms of the TPC contribution agreement. As at December 31, 2006 the Company had claimed approximately $5.9 million in accordance with the terms of the TPC agreement and is therefore eligible for further contributions totalling approximately $3.1 million.

The Company intends to use its cash resources and available financing arrangements to fund ongoing product development and commercialization activities in 2007. The Company is generating revenue and expects the volumes to grow as additional products are brought into production. Additional financing may be required in the future, to allow for the uninterrupted development of its various products through the commercialization stage. The raising of financing to fund operations remains subject to uncertainty and there is no assurance that such financing will be available on commercially reasonable terms.

The Company holds substantially all of its cash at a recognized Canadian national financial institution, and as such is exposed to all of the risks associated with that institution. The Company operates in foreign markets and has foreign subsidiaries and is therefore exposed to foreign currency exchange risk. Azure's operations

are subject to all of the risks inherent in the establishment of a new business enterprise – please see Risk Factors – Annual Information Form, dated March 21, 2007 (this document and additional information relating to the Company is available for inspection at www.sedar.com). These risks include the practical risks of implementation and execution of its commercialization strategy (for example, the risk that Azure is delayed in the development of customer product requirements specified in development agreements, or is delayed in the process of establishing the infrastructure required to support its commercialization plans). The addition of Solectria Corporation in January 2005 introduced the risks associated with acquisition integration. Management is of the view that the acquisition integration plan has been satisfactorily implemented. To better manage all risk factors, the Company has a system of reporting and measuring progress towards milestones on a regular basis. The Company has an organization structure commensurate with its growth plans and is implementing an internal control and process system supported by an appropriate ERP system that will encompass all existing engineering/support operations. Management accepts the responsibility of ensuring that control systems and procedures are established and are effective and monitored and is required to report to the Board and its sub-committees on a regular basis on such matters.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual obligations:

As at December 31, 2006 the Company had the following contractual obligations and operating lease commitments:

(Stated in thousands)

		Payments due by period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases[1]	6,946	1,449	3,465	2,032	0
Purchase obligations[2]	1,086	1,086	0	0	0
Total contractual obligations	8,032	2,535	3,465	2,032	0

[1] See note 15 to the Financial Statements for details of facility operating leases.

[2] Purchase obligations are agreements to purchase goods or services that are enforceable and legal

Off-balance sheet arrangements:

Pursuant to a contractual agreement with National Research Council Canada, the Company is required to make royalty payments in the event that the Company successfully commercializes its intellectual properties specified in this agreement. The royalty payments, if any, are calculated at a rate of 1% of yearly gross sales earned from its intellectual properties. The obligation to make royalty payments expires at the earlier of January 2011 or when aggregate royalty payments reach $296,000.

Pursuant to a contractual agreement with Technology Partnerships Canada ("TPC"), the Company is required to make royalty payments equal to the greater of 0.28% of yearly gross business revenues or in accordance with a fixed repayment schedule, with repayment amounts ranging from $0.7 million to $1.0 million per year starting in 2008 and totalling $1.3 million, provided that certain minimum sales levels are achieved. The obligation to make royalty payments commences when the minimum sales levels are achieved and continues until the earlier of 2015 or when a cumulative payment ceiling of $20.5 million is reached. On March 23, 2005, the Company entered into a contract amendment with TPC whereby the royalty payment period was extended to December 31, 2020.

Pursuant to a contractual agreement with EnCana Corporation, whereby EnCana sponsored the development of power train product, the Company is required to make royalty payments equal to 1% of gross revenue from sales of the power train product up to a maximum payment of $1.0 million.

The Company has entered into employment agreements with certain executive directors and officers. In

addition to defining the terms of employment, the agreements entitle the executives to termination payments, ranging from one to two year's compensation, and the immediate vesting of all options previously granted, in the event of termination without cause and in some cases in the event of termination due to a change in the control of the Company.

Other MD&A Requirements

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the annual filings of the Company are being prepared, in an accurate and timely manner in order for the Company to comply with its continuous disclosure and financial reporting obligations and in order to safeguard assets. Management has concluded that the Company's disclosure controls and procedures, as of the end of the period covered by the annual filings, are effective in providing reasonable assurance that material information is accumulated and disclosed accurately. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls and procedures should not exceed their expected benefits. As such, the Company's disclosure controls and procedures can only provide reasonable assurance, and not absolute assurance, that the objectives of such controls and procedures are met.

The Corporation's financial reporting procedures and practices have enabled the certification of Azure Dynamics' annual filings in compliance with Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". Management has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements and other annual filings in accordance with Canadian Generally Accepted Accounting Principles, except as noted below.

Given the size of the Company, the evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of the following weaknesses:

> Management is aware that due to its relatively small scale of operations there is a lack of segregation of duties due to a limited number of employees dealing with accounting and financial matters. However, management has concluded that considering the employees involved and the control procedures in place, including management and Audit Committee oversight, risks associated with such lack of segregation are not significant enough to justify the expense associated with adding employees to clearly segregate duties.
>
> Management is aware that in-house expertise to deal with complex taxation, accounting and reporting issues may not be sufficient. The Company requires outside assistance and advice on new accounting pronouncements and complex accounting and reporting issues, which is common with companies of a similar size.

There have been no significant changes to the Company's internal control over financial reporting that occurred during the most recent interim period that have materially.affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Additional Information

Additional information regarding Azure, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Form 52-109F1

Certification of Annual Filings

I, **D. CAMPBELL DEACON, Deputy Chairman and Chief Executive Officer of AZURE DYNAMICS CORPORATION**, certify that:

1. I have reviewed the annual filings (as this term is defined in the Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Azure Dynamics Corporation (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 21, 2007

Signed

D. Campbell Deacon

D. Campbell Deacon
Deputy Chairman and Chief Executive Officer

Form 52-109F1

Certification of Annual Filings

I, DANEIL P. RENZELLA, Senior Vice President Finance and Chief Financial Officer of AZURE DYNAMICS CORPORATION, certify that:

1. I have reviewed the annual filings (as this term is defined in the Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Azure Dynamics Corporation (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 21, 2007

Signed

Daniel P. Renzella
Senior Vice President Finance and Chief Financial Officer





News Release

AZURE DYNAMICS REPORTS FISCAL 2006 YEAR END RESULTS

Toronto, Ontario – March 21, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles, today announced its financial results for the three and twelve-month periods ended December 31, 2006. The Company also provided an update on corporate and product development activities in the year.

2006 Highlights

- Revenue totalled $5.8 million for 2006 compared to $4.6 million in 2005
- Completed equity financings raising net proceeds of $31.9 million
- Established joint development agreement with Ford Motor Company to develop a hybrid electric powertrain for Ford's E-series commercial platform
- Signed agreement with StarTrans for the production of hybrid shuttle buses
- Signed sales and distribution agreements with twelve StarTrans bus distributors
- Signed MOU with Kidron for the branding, marketing and sale of LEEP (Low Emission Electric Power) system
- Launched the production of the G1 series hybrid shuttle bus and delivery van
- Built a total of 40 production G1 series hybrid electric powered chassis

"In 2006, we made strong progress in building strategic relationships with key industry leaders, as noted above, to advance our product development programs and enhance our penetration into our target markets. In line with these advancements we have focused our development efforts on our core product lines, including our series G1 and P1 delivery vans and shuttle buses," said D. Campbell Deacon, CEO of Azure Dynamics. "By focusing on the commercialization of these core products we are confident we will secure additional fleets as customers in the current year. Strategically we continue to carefully examine opportunities to utilize our technology developments to maximize the growth of our Company".

Financial Results

Revenue for the fourth quarter of 2006 totalled $3.0 million compared to $1.0 million in the fourth quarter of 2005. For the year ended December 31, 2006 revenue increased to $5.8 million compared to $4.6 million in 2005. Net loss for the fourth quarter of 2006 totalled $5.0 million, or $(0.03) per share compared to a loss of $6.7 million or $(0.04) per share in the fourth quarter of 2005. For the year ended December 31, 2006, the Company's net loss was $23.4 million, or $(0.14) per share, compared to a net loss of $21.9 million, or $(0.15) per share in 2005.

Before contributions, the Company's engineering, research and development ("R&D") expenses in the quarter totalled $5.1 million (including $2.7 million in product development costs), compared to $3.4 million for the same period in 2005 (including $1.5 million in product development costs). For the year ended December 31, 2006, the Company's engineering and

R&D expenses totalled $17.6 million (including $10.8 million in product development costs) compared to $13.2 million during the same period in 2005 (including $6.4 million in product development costs).

As at December 31, 2006, the Company's cash and cash equivalents totalled $27.2 million and working capital totalled $32.5 million, compared to cash and cash equivalents of $20.7 million and working capital of $18.5 million as at December 31, 2005. During the year, the Company completed equity financings, raising net proceeds of $31.9 million to fund ongoing product development, operations and working capital.

Corporate

In the execution of its business development strategy, the Company has been actively seeking a strategic industry partner. The process has turned up several options, but management and the board have not felt that any of the options to date provide the Company or its shareholders significant value over its current plan. Evaluation of these and other alternatives to maximize both value and resources is ongoing. Azure's strategic committee is continuing to engage in discussions with various parties as well as consider other ways to achieve value creation.

Product Developments

Azure has formed significant relationships with industry leaders to increase penetration into its target markets and advance its product development programs. The agreements with Ford and StarTrans provide access to product development support and established distribution networks throughout North America. During the year, Azure launched commercial production of its G1 series hybrid product, on the Workhorse Custom Chassis platform, and expects to increasingly generate commercial revenues from applications of this product. In order to fully capitalize on these recent developments, Azure is now focusing its growth strategy on the four main programs outlined below. Significant product developments in each of these four core product lines for fiscal 2006 included:

G1 Series (7,500 to 16,000 lbs. gross vehicle weight, "GVW")

- Launched the commercial production of the G1 series hybrid shuttle bus and delivery van on the Workhorse Custom Chassis platform.

- Built a total of 40 production G1 series hybrid electric powered chassis. Thirty of these units were fitted with delivery van bodies and are being placed into delivery service in March and April, bringing the total fleet of Azure vehicles in operation by Purolator to 49 units. The remaining 10 hybrid chassis are being used to build hybrid shuttle buses.

- Signed supply agreement for the production of hybrid shuttle buses with StarTrans. The first StarTrans G1 shuttle bus (the CitiBus Hybrid Senator HD or "CitiBus") was completed in October 2006. The first nine customer units are scheduled for delivery in the first half of 2007 which is also when on-line production capacity is anticipated to be established at StarTrans.

- Signed on twelve bus distributors across North America for the marketing and sales of the CitiBus. Azure now has access to a distributor network covering approximately 70% of the targeted shuttle bus market in the US and Canada.

P1 Parallel (10,000 – 19,000 lbs. GVW)

- Completed agreement with Ford Motor Company to enable Azure to develop a hybrid electric powertrain for Ford's E-series commercial platform. This agreement will provide Azure with an avenue to achieve rapid penetration of the volume market for commercial vehicles in North America. The P1 product is expected to have wider application than the G1 series product and is intended to address the broader, higher-volume markets.

- Completed a number of concept P1 parallel hybrid vehicles for commercial and military applications.

- The Company is currently evaluating and testing next-generation prototypes. Demonstration prototypes will be scheduled for customer in-service trials in mid-2007. Thereafter, a quantity of pre-production units for lead customers is anticipated to be built, commencing in late-2007 with full production commencing in 2008. It is intended, subject to formal agreement, to distribute the hybridized chassis through Ford's distribution channels.

- Completed two funded military programs, the AM General High Mobility Multipurpose Wheeled Vehicle integrated with a third generation Auxiliary Power Distribution System ("APDS") and a ground-support aviation APDS developed for the US Air Force. Both of these programs will require minimal future support from Azure.

P2 Parallel (over 19,000 lbs. GVW)

- Updated existing design and built second-generation prototypes.

- Two delivery trucks were delivered to the Charmer-Sunbelt Group in October 2006 and are being evaluated in-service.

LEEP product (formerly referred to as Under-The-Hood)

- Signed a MOU with Kidron, a division of VT Specialized Vehicles Corporation, for the branding, marketing and sale of Azure's LEEP systems throughout the North American refrigerated truck body segment. Kidron has committed to provide a base vehicle to Azure by mid-March 2007. The LEEP system is expected to be in production by the second-half of 2007.

The Company's complete fiscal 2006 audited year end financial statements and MD&A are available at www.sedar.com or on the Company's website at www.azuredynamics.com.

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions. Azure Dynamics' operations are based in North America and Europe.

For more information please visit www.azuredynamics.com.

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labor and expertise, and evolving markets for power for transportation vehicles. Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Daniel Renzella, Senior Vice-President, Finance and CFO (781) 932-9009 ext 229
Email: drenzella@azuredynamics.com

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220 ext 105
Email: sglaser@azuredynamics.com

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Stated in Thousands)

As at	December 31 2006	December 31 2005
	$	$
ASSETS		
Current		
Cash and cash equivalents (Note 6)	27,192	20,721
Accounts receivable	3,394	1,004
Contributions receivable (Note 14)	1,274	597
Inventory and related prepayments (Note 7)	3,821	2,696
Prepaid expenses	831	980
	36,512	25,998
Restricted cash (Note 6)	699	698
Property and equipment (Note 8)	5,614	5,573
Other assets	-	61
Intangible assets, net of amortization (Note 9)	10,542	12,133
Goodwill (Note 3)	2,932	2,932
	56,299	47,395
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	2,814	3,403
Customer deposits & deferred revenue	1,046	1,574
Current portion of notes payable (Note 4)	212	2,558
	4,072	7,535
Long-term		
Deferred revenue	943	1,038
Notes payable (Note 4)	2,294	-
	3,237	1,038
Shareholders' equity		
Share capital (Note 12)	112,803	80,701
Contributed surplus (Note 12)	3,816	2,316
Deficit	(67,629)	(44,195)
	48,990	38,822
	56,299	47,395

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statements of Operations and Deficit
(Stated in Thousands)

	For the years ended December 31 2006	2005	Cumulative Since Inception
	$	$	$
Revenues	**5,771**	4,608	10,379
Cost of sales	**4,590**	3,835	8,425
Gross Margin	**1,181**	773	1,954
Expenses			
Engineering, research, development and related costs, net	**13,466**	11,443	34,033
Selling and marketing	**3,171**	3,360	10,262
General and administrative	**8,376**	8,178	26,515
Total expenses	**25,013**	22,981	70,810
Loss from operations	**(23,832)**	(22,208)	(68,856)
Interest and other income, net	**487**	290	1,328
Foreign currency gains/(losses)	**(89)**	22	(101)
Net loss for the period	**(23,434)**	(21,896)	(67,629)
Deficit, beginning of period	**(44,195)**	(22,299)	-
Deficit, end of period	**(67,629)**	(44,195)	(67,629)
Loss per share - basic	**(0.14)**	(0.15)	
Weighted average number of shares - basic *	**164,130**	142,224	

* *No fully diluted earnings per share have been disclosed, as these would be anti dilutive.*

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Stated in Thousands)

	For the years ended December 31 2006	2005	Cumulative Since Inception
	$	$	$
Cash flows from operating activities			
Net loss for the period	**(23,434)**	(21,896)	(67,629)
Adjustments for:			
Amortization of property and equipment and other assets	**780**	661	2,275
Amortization of intangible assets	**1,749**	1,591	3,340
Unrealized foreign currency gains/(losses)	**(245)**	170	(75)
Accretion expense on convertible debentures	-	-	74
Amortizaton of deferred financing costs	-	-	88
Lease termination	-	-	458
Common shares issued in exchange for services	-	-	78
Stock option compensation expense	**1,696**	1,618	3,943
	(19,454)	(17,856)	(57,448)
Changes in non-cash working capital items (note 16)	**(5,232)**	(362)	(6,761)
Movement due to exchange impact	**(24)**	(76)	(100)
Total Cash flows from operating activities	**(24,710)**	(18,294)	(57,448)
Cash flows from financing activities			
Issuance of common shares (net of costs)	**31,905**	26,287	92,349
Alternative Investment Market listing costs	-	-	(1,000)
Capital Assurance Agreement costs	-	-	(965)
Convertible debentures funds received (net of costs)	-	-	2,009
Issuance of special warrants	-	-	3,500
Repayment of obligations under capital lease	-	-	(27)
Repayment of long term debt	-	-	(50)
Principle payments on notes payable	**(54)**	(42)	(96)
Movement due to exchange impact	**4**	(374)	(370)
Total Cash flows from financing activities	**31,855**	25,871	95,350
Cash flows from investing activities			
Acquisition of property and equipment	**(820)**	(864)	(3,087)
Acquisition of other assets	**(97)**	(71)	(863)
Changes in Restricted Cash	-	(698)	(698)
Cash acquired from acquisition of subsidiary, net of costs	-	365	365
Changes in loans to employees	-	-	92
Movement due to exchange impact	**238**	-	238
Total Cash flows from investing activities	**(679)**	(1,268)	(3,953)
Increase in cash and cash equivalents	**6,466**	6,309	33,948
Exchange impact on cash held in foreign currency	**5**	99	104
Cash and cash equivalents, beginning of period	**20,721**	14,313	-
Cash and cash equivalents, end of period	**27,192**	20,721	34,052

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Azure Dynamics Corporation**

Financial Year Ending, used in calculating the participation fee: **December 31, 2006**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year — 198,253,101
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) — $0.987
X

Market value of class or series = $195,675,811

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = $195,675,811

Total fee payable in accordance with Appendix A of the Rule $6,700

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit

Contributed surplus

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months <u>remaining in the issuer's financial year</u> 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

<u>Market value of securities</u>:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

<u>Financial Statement Values</u> (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X

____

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.


AZURE
DYNAMICS



News Release

AZURE DYNAMICS SIGNS SUPPLY AGREEMENT WITH ELECTRO AUTOS OF MEXICO FOR 1,000 ELECTRIC VEHICLE SYSTEMS

Toronto, Ontario – April 09, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles, today announced it has signed a supply agreement with Electro Autos Eficaces of Mexico ("EAE").

The initial order is for 1,000 drive systems for integration into the Nissan Tsuru platform, which is commonly used in the municipal fleet of Mexico City. The Tsurus are being converted from gasoline powered vehicles to electric vehicles as part of Mexico City Mayor Marcelo Ebrard's initiative to improve air quality and general health and quality of life in the city. Mayor Ebrard will drive the first converted vehicle to the International Electric Vehicle Forum on May 8, 2007 in Mexico City. The balance of the 1,000 vehicles will be converted over the following 18 months. Azure's scope of supply for the 1,000 drive systems includes the motor, controller, gearbox and DC-DC converters and is valued at more than CDN$7.0 million.

Campbell Deacon, Azure's CEO said, "We are very pleased to have our product chosen for this program. EAE's business has been established to deliver electric vehicle transportation to both the public and private sectors in Mexico City with a goal of expansion throughout all of Mexico. We believe our technology, cost competitiveness and reliability have factored into EAE's selection of Azure Dynamics for this program."

EAE's Luis Pérez Quintana stated, "Mexico City currently operates over 25,000 Nissan Tsurus to conduct government business throughout the city. Converting the first 1,000 Tsurus of the existing fleet into electric vehicles, shows the City's commitment to providing an immediate response to the Climate Change challenge. Mexico City is the third largest city in the world with a population of approximately 25 million people. The newly elected mayor, Marcelo Ebrard, has set a Sustainable City criteria for his tenure, making the environment and clean transportation a major part of his governing platform."

The agreement also includes the potential for Azure to supply a broad range of electric and hybrid electric drive systems and components for various other vehicle applications in Mexico.

About Electro Autos Eficaces S.A. de C.V.
Electro Autos Eficaces is a Mexican corporation whose goal is the integration of the world's best technologies into zero emission transportation solutions for Mexico, with a clear focus on creating job opportunities with the application of such technologies. Based in Mexico City, EAE provides both EV solutions and the specialized training to make them available to the general public in the short term.

About Azure Dynamics

Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions. Azure Dynamics' operations are based in North America and Europe.

For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

NOTE: The foregoing information may contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, but are not limited to: the ability to raise the capital required for product development and operations, product development delays, changing environmental regulations, the ability to attract and retain business partners, competition from other developers of hybrid electric vehicle control systems, competition from other advanced or existing power technologies, evolving markets for power for transportation vehicles. These factors should be considered carefully and readers should not place undue reliance on Azure's forward-looking statements. Investors are encouraged to review the risks detailed from time to time in the company's filings with regulatory authorities.

FOR MORE INFORMATION, CONTACT:

Mark Federle, Senior Vice-President, Sales (781) 932-9009
Email: mfederle@azuredynamics.com

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220 ext 105
Email: sglaser@azuredynamics.com



RECEIVED

2008 FEB 28 A 11:47

Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 10, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Azure Dynamics Corporation
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual and Special* Meeting of Shareholders for Azure Dynamics Corporation.

1. CUSIP – 05500N103
2. Date Fixed for the Meeting – June 12, 2007
3. Record Date For Notice – May 10, 2007
4. Record Date For Voting – May 10, 2007
5. Beneficial Ownership Determination Date – May 10, 2007
6. Classes or Series of Securities that entitle the holder to receive Notice of the Meeting - Common Shares
7. Classes of Series of Securities that entitle the holder to vote at the meeting - Common Shares
8. Business to be conducted at the meeting – Annual Special

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

R. Vieira





News Release

AZURE DYNAMICS ANNOUNCES THE APPOINTMENT OF SCOTT HARRISON AS CHIEF EXECUTIVE OFFICER

Toronto, Ontario – April 17, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") announces the retirement of Thomas N. Davidson as Chairman of the Board and the appointment of Mr. Scott T. Harrison, P. Eng, as Chief Executive Officer, effective April 16, 2007. D. Campbell Deacon becomes Chairman of the Board, also effective April 16, 2007.

In announcing the appointment of Mr. Harrison as his successor, Mr. Deacon emphasised, "The Board and Executive Management of Azure Dynamics are determined to ensure the Company has the appropriate skills to successfully manage the transition from development stage to commercial production. Scott Harrison has extensive production and supply chain experience with both new and established products and he represents an ideal fit to advance our product commercialization. What is critical to our Company today is the ability to deliver the best quality product at economic prices. We believe Scott has the skills required to ensure Azure achieves all of its goals and realizes its significant potential."

Mr. Harrison stated, "I am very pleased to be joining the Azure Dynamics organization and to bring to it my years of experience in the automotive supply sector. It is now clear the world will be spending billions of dollars over the next decade on environmental solutions to global warming. It is very exciting to lead a company that, through its innovative hybrid technology, is well positioned to be part of the solution for the future."

Deacon went on to express his and the Board's gratitude to retiring Chairman Tom Davidson who provided valuable guidance for almost three and a half years as Azure concluded supply agreements, developed its customer base and raised the funds required to achieve commercialization.

About Scott Harrison

Scott Harrison comes to Azure Dynamics from Hayes Lemmerz, a two billion US dollar per annum Tier 1 auto supplier, where he was Group President responsible for two global businesses. Scott began his automotive career with General Motors where he spent seven years in various positions of increasing responsibility at the Delco Chassis Division. During this time he participated in GM's Supervisor Exchange Program with Toyota Motor Corporation.

Before joining Hayes Lemmerz in 2001 from Fisher Scientific Inc., where Scott was Vice President and General Manager of the Lab Equipment Group, he spent several years at Arvin Industries and at Allied Signal. At Allied Signal, Scott directed the Six Sigma program in the Filters and Spark Plugs SBU and was later responsible for global spark plug (Autolite) manufacturing. He was also trained in Allied Signal's venerable strategic planning process.

Scott's General Management experience is in successfully introducing innovative products, expanding markets, and landing new customers. With 17 years of direct experience in the automotive industry, Azure considers that Scott has a strong record of sales growth, lean implementation, new product introduction, and team building. In addition, his background in operations and supply chain give him unique qualifications to lead Azure Dynamics.

He holds a Bachelor of Science degree in Electrical Engineering from Ohio State University and a Master of Science degree in Electrical Engineering from the University of Dayton, Ohio.

About Azure Dynamics

Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions. Azure Dynamics' operations are based in North America and Europe.

For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles. Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220 ext 105

Email: sglaser@azuredynamics.com

David Poutney, Numis Securities Ltd (Nominated Adviser & Broker) +44 (0) 20 7260 1300

FORM 51-102F3
MATERIAL CHANGE REPORT



Item 1. **Address and Name of Company:**

Azure Dynamics Corporation
Suite 400, 350 Bay Street
Toronto, Ontario
M5H 2S6

Item 2. **Date of Material Change:**

April 17, 2007

Item 3. **News Release:**

A Press Release was issued by Azure Dynamics Corporation on April 17, 2007 by CNW Group in Toronto, Ontario.

Item 4. **Summary of Material Change:**

Toronto, Ontario – April 17, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") announces the retirement of Thomas N. Davidson as Chairman of the Board and the appointment of Mr. Scott T. Harrison, P. Eng, as Chief Executive Officer, effective April 16, 2007. D. Campbell Deacon becomes Chairman of the Board, also effective April 16, 2007.

Item 5. **Full Description of Material Change:**

Toronto, Ontario – April 17, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") announces the retirement of Thomas N. Davidson as Chairman of the Board and the appointment of Mr. Scott T. Harrison, P. Eng, as Chief Executive Officer, effective April 16, 2007. D. Campbell Deacon becomes Chairman of the Board, also effective April 16, 2007.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

Not applicable

Item 7. **Omitted Information:**

Not applicable

Item 8. **Executive Officer:**

Steven K. Glaser
Vice President, Corporate Affairs
Telephone: (416) 367-0220 ext 105

Item 9. **Date of Report:**

April 17, 2007


AZURE
DYNAMICS



News Release

AZURE DYNAMICS ANNOUNCES FACILITY AND OFFICE CONSOLIDATION

Toronto, Ontario – May 07, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles today announced that the Head Office in Toronto as well as the UK Kenilworth office and service centre will be closed. A new corporate head office will be opened in the heartland of the North American automotive industry.

Scott Harrison, Azure's Chief Executive Officer said, "The scope of our work with Ford as well as other leaders in the automotive sector makes the establishment of the head office in the Detroit/Windsor area, or possibly Ohio, a natural next step for Azure. In addition, these practical moves are expected to provide cost savings in excess of $1.6 million annually. The cost savings are related to both fixed costs for facilities and people, as well as in variable costs, such as travel. We will be resolving very quickly, what financial incentives might be available to Azure before finalizing our location, as many jurisdictions view the high-tech nature of the hybrid business as the key to the future of the automotive business."

Mr. Harrison went on to say, "It has become clear that North America is leading the world in hybrid electric vehicle adoption. While there is great future promise in Europe and Asia, for efficiencies sake, we want to develop those markets on the back of our North American sales volumes. By concentrating on a successful launch of our Ford E 350 and E 450 hybrid business and on specific large supply agreements, such as the electric powertrains to Mexico, we can start to build the economies of scale that will ensure we are in a very competitive position for the rest of the world markets."

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions.

For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements
This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labor and expertise, and evolving markets for power for transportation vehicles. Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220 ext 105
Email: sglaser@azuredynamics.com



News Release



AZURE DYNAMICS REPORTS FIRST QUARTER 2007 RESULTS

Toronto, Ontario – May 08, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles, today announced its financial results for the first quarter ended March 31, 2007. The Company also provided an update on corporate and product development activities in the quarter.

"During 2006, we successfully developed strategic relationships with industry leaders such as Ford in our commercial vehicle segment, StarTrans in our shuttle bus segment and Kidron in our Low Emission Electric Power ("LEEP") or components segment, to drive market penetration in these product areas," said D. Campbell Deacon, Chairman of the Company's Board of Directors. "We are now seeing positive market traction resulting from these relationships. In the first quarter, we signed on twelve StarTrans distributors that will give us access to a distributor network covering approximately 70% of the targeted shuttle bus market in the U.S. and Canada. There was also a significant development subsequent to the end of the quarter as we signed a supply agreement with a value in excess of $7.0 million with Electro Autos Eficaces of Mexico for 1,000 electric vehicle systems for Mexico City's municipal automobile fleet."

Corporate

On April 17, 2007 the Company announced the appointment of Scott T. Harrison as Chief Executive Officer. D. Campbell Deacon, retiring Chief Executive Officer, became Chairman of the Board of Directors and Thomas N. Davidson, outgoing Chairman, will retire from the Board of Directors in June 2007. These changes were made to ensure that the Company has the appropriate skills to successfully transition from the development stage to commercial production. Mr. Harrison has extensive production and supply chain experience with both new and established products in the automotive industry.

In an effort to reduce costs as well as ease interaction with major suppliers and strategic partners, Azure will establish a new corporate head office and development center in the heartland of the North American automotive industry. The new location will be selected to ensure the Company can leverage its relationship with Ford and capitalize on the significant opportunities in the mid-sized truck market. The office in Toronto as well as the Kenilworth facility in the UK will be closed. The scope of work with Ford as well as other OEM's makes the establishment of this new facility a compelling action at this stage of the Company's development. In addition these practical moves are expected to provide cost savings in excess of $1.6 million annually. The cost savings are related to both fixed costs for facilities and people as well as in variable costs, such as travel.

During the quarter under review, Management continued to consider strategic proposals from potential industry partners. Although the calibre of the potential partners has been very impressive, it is Management's assessment (supported by the Board) that the proposals to date do not adequately recognise the value of the Company. This view has been reinforced by recent new customer developments and by the heightened level of interest in the industry in general. The Company will continue to evaluate all alternatives as it progresses.

Financial Results
Revenue for the first quarter of 2007 totalled $0.2 million compared to $1.1 million in the first quarter of 2006. The revenue was lower in the first quarter of 2007 due to decreased activities in funded engineering contracts in the Boston operation as the Company is now focused on its core production programs. Net loss for the first quarter of 2007 was $6.5 million, or $(0.03) per share, compared to a loss of $4.6 million or $(0.03) per share in the first quarter of 2006. The net loss is higher in the 2007 quarter primarily due to lower margin contribution due to lower revenues and higher levels of engineering and operational activities as the development of the Ford P1 parallel hybrid vehicle and ramp-up of the G1 series production progresses.

Before contributions, the Company's engineering, research and development ("R&D") expenses in the quarter totalled $4.2 million (including $2.7 million in product development costs), compared to $2.7 million for the same period in 2006 (including $1.6 million in product development costs). During the quarter, the Company progressed its P1 development and continued the final engineering and production activities associated with the G1 delivery vans and shuttle bus.

As of March 31, 2007, the Company's net cash and cash equivalents totalled $21.5 million, and working capital totalled $26.1 million, compared to cash and cash equivalents of $27.2 million, and working capital of $32.5 million, as at December 31, 2006.

Product Developments
The main developments in core product lines for the first quarter of 2007 included the following:

G1 Series (7,500 to 16,000 lbs. gross vehicle weight, "GVW")

- Purolator has completed the introduction of the 30 new hybrid delivery vans into their fleet operations in the first part of 2007; their combined fleet of Azure hybrid vehicles now totals 49;

- Delivered nine hybrid cab-chassis to StarTrans where they are in-progress to produce G1 hybrid shuttle buses (the CitiBus Hybrid Senator HD or "CitiBus").

P1 Parallel (10,000 – 19,000 lbs. GVW)

- Advanced the P1 parallel hybrid vehicle through the initial concept phase, including the build and testing of alternative design prototypes. The selected concept is now undergoing detailed design work which will include building, testing and optimizing further design prototypes. Demonstration prototypes will be scheduled for customer in-service trials in mid-2007. Thereafter, a quantity of pre-production units for lead customers is anticipated to be built, commencing in late-2007 with full production commencing in 2008. It is intended, subject to formal agreement, to distribute the hybridized chassis through Ford's distribution channels.

Other product developments

- In the process of designing and building the initial prototype of the LEEP system with a refrigerated truck body supplied by Kidron. The LEEP system is expected to be in production by the second-half of 2007.

- On April 9, 2007, the Company entered into a supply agreement with Electro Autos Eficaces of Mexico ("EAE") for 1,000 electric drive systems for integration into the Nissan Tsuru sedan for use in Mexico City's municipal fleet. The first converted vehicle was completed in April 2007 and was unveiled at the International Electric Vehicle Forum on May 8, 2007 in Mexico City.

The Company's fiscal 2007 first quarter financial statements and MD&A are available at www.sedar.com or on the Company's website at www.azuredynamics.com.

Annual General Meeting

All interested parties are invited to attend the Annual Shareholder Meeting on June 12, 2007 at 4:30 p.m. (local time) at The National Club, 303 Bay Street, Toronto, Ontario. In addition to the formal business described in the Management Information Circular, there will be a management presentation on business activities and the Company's 2006 financial results.

About Azure Dynamics

Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions. For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles. Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information,

whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Daniel Renzella, Senior Vice-President, Finance and CFO (781) 932-9009 ext 229
Email: mailto:drenzella@azuredynamics.com

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220 ext 105
Email: sglaser@azuredynamics.com

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Stated in Thousands)

As at	March 31 2007 (unaudited)	December 31 2006 (audited)	March 31 2006 (unaudited)
	$	$	$
ASSETS			
Current			
Cash and cash equivalents	**20,592**	27,192	15,775
Accounts receivable	**3,553**	3,394	583
Contributions receivable	**557**	1,274	782
Inventory and related prepayments	**4,561**	3,821	3,043
Prepaid expenses	**953**	831	1,067
	30,216	36,512	21,250
Restricted cash	**914**	699	701
Property and equipment	**5,733**	5,614	5,615
Other assets	**-**	-	54
Intangible assets, net of amortization (Note 3)	**10,217**	10,542	11,754
Goodwill (Note 3)	**2,932**	2,932	2,932
	50,012	56,299	42,306
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities	**2,715**	2,814	2,397
Customer deposits & deferred revenue	**1,164**	1,046	1,042
Current portion of notes payable (Note 4)	**210**	212	2,554
	4,089	4,072	5,993
Long-term			
Deferred revenue	**926**	943	1,015
Notes payable (note 4)	**2,263**	2,294	-
	3,189	3,237	1,015
Shareholders' equity			
Share capital (Note 5)	**112,822**	112,803	81,387
Contributed surplus (Note 5)	**4,048**	3,816	2,672
Deficit	**(74,136)**	(67,629)	(48,761)
	42,734	48,990	35,298
	50,012	56,299	42,306

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statements of Operations and Deficit
(Stated in Thousands)

	For the three months ended March 31 (unaudited)	
	2007	2006
	$	$
Revenues	**156**	1,147
Cost of sales	**67**	843
Gross Margin	**89**	304
Expenses		
Engineering, research, development and related costs, net	**3,947**	2,416
Selling and marketing	**831**	725
General and administrative	**1,964**	1,817
Total expenses	**6,742**	4,958
Loss from operations	**(6,653)**	(4,654)
Interest and other income, net	**197**	137
Foreign currency losses	**(51)**	(49)
Net loss for the period	**(6,507)**	(4,566)
Deficit, beginning of period	**(67,629)**	(44,195)
Deficit, end of period	**(74,136)**	(48,761)
Loss per share - basic	**(0.03)**	(0.03)
Weighted average number of shares - basic *	**198,275**	156,631

* *No fully diluted earnings per share have been disclosed, as these would be anti dilutive.*

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Stated in Thousands)

	For the three months ended March 31 (unaudited)	
	2007	2006
	$	$
Cash flows from operating activities		
Net loss for the period	**(6,507)**	(4,566)
Adjustments for:		
Amortization of property and equipment and other assets	**214**	193
Amortization of intangible assets	**337**	401
Unrealized foreign currency gains/(losses)	**8**	25
Stock option compensation expense	**236**	424
	(5,712)	(3,524)
Changes in non-cash working capital items	**(319)**	(1,764)
Movement due to exchange impact	**17**	5
Total Cash flows from operating activities	**(6,014)**	(5,283)
Cash flows from financing activities		
Issuance of common shares (net of costs)	**15**	617
Principle payments on notes payable	**(10)**	(15)
Movement due to exchange impact	**(23)**	11
Total Cash flows from financing activities	**(18)**	613
Cash flows from investing activities		
Acquisition of property and equipment	**(334)**	(235)
Acquisition of other assets	**(12)**	(15)
Changes in restricted cash	**(225)**	-
Total Cash flows from investing activities	**(571)**	(250)
Decrease in cash and cash equivalents	**(6,603)**	(4,919)
Exchange impact on cash held in foreign currency	**3**	(27)
Cash and cash equivalents, beginning of period	**27,192**	20,721
Cash and cash equivalents, end of period	**20,592**	15,775

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, **SCOTT T. HARRISON, Chief Executive Officer of AZURE DYNAMICS CORPORATION,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **AZURE DYNAMICS CORPORATION,** (the "Issuer") for the period ended **MARCH 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Dated: May 08, 2007

Signed

"Scott T. Harrison"

Scott T. Harrison
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, **DANIEL P. RENZELLA, Senior Vice President Finance and Chief Financial Officer of AZURE DYNAMICS CORPORATION,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **AZURE DYNAMICS CORPORATION,** (the "Issuer") for the period ended **MARCH 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Dated: May 08, 2007

Signed

"Daniel P. Renzella"

Daniel P. Renzella
Senior Vice President Finance and Chief Financial Officer

CONTENTS

Consolidated Balance Sheets	2
Consolidated Statements of Operations and Deficit	3
Consolidated Statements of Cash Flows	4
Notes to Consolidated Financial Statements	5 - 18

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Stated in Thousands)

As at	March 31 2007 (unaudited)	December 31 2006 (audited)	March 31 2006 (unaudited)
	$	$	$
ASSETS			
Current			
Cash and cash equivalents	**20,592**	27,192	15,775
Accounts receivable	**3,553**	3,394	583
Contributions receivable	**557**	1,274	782
Inventory and related prepayments	**4,561**	3,821	3,043
Prepaid expenses	**953**	831	1,067
	30,216	36,512	21,250
Restricted cash	**914**	699	701
Property and equipment	**5,733**	5,614	5,615
Other assets	**-**	-	54
Intangible assets, net of amortization (Note 3)	**10,217**	10,542	11,754
Goodwill (Note 3)	**2,932**	2,932	2,932
	50,012	56,299	42,306
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities	**2,715**	2,814	2,397
Customer deposits & deferred revenue	**1,164**	1,046	1,042
Current portion of notes payable (Note 4)	**210**	212	2,554
	4,089	4,072	5,993
Long-term			
Deferred revenue	**926**	943	1,015
Notes payable (note 4)	**2,263**	2,294	-
	3,189	3,237	1,015
Shareholders' equity			
Share capital (Note 5)	**112,822**	112,803	81,387
Contributed surplus (Note 5)	**4,048**	3,816	2,672
Deficit	**(74,136)**	(67,629)	(48,761)
	42,734	48,990	35,298
	50,012	56,299	42,306

Approved on behalf of the Board:

" signed D. Campbell Deacon" Director
D. Campbell Deacon
"signed Dennis A. Sharp" Director
Dennis A. Sharp

The accompanying notes are an integral part of these consolidated financial statements.

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statements of Operations and Deficit
(Stated in Thousands)

	For the three months ended March 31 (unaudited)	
	2007	2006
	$	$
Revenues	**156**	1,147
Cost of sales	**67**	843
Gross Margin	**89**	304
Expenses		
Engineering, research, development and related costs, net	**3,947**	2,416
Selling and marketing	**831**	725
General and administrative	**1,964**	1,817
Total expenses	**6,742**	4,958
Loss from operations	**(6,653)**	(4,654)
Interest and other income, net	**197**	137
Foreign currency losses	**(51)**	(49)
Net loss for the period	**(6,507)**	(4,566)
Deficit, beginning of period	**(67,629)**	(44,195)
Deficit, end of period	**(74,136)**	(48,761)
Loss per share - basic	**(0.03)**	(0.03)
Weighted average number of shares - basic *	**198,275**	156,631

* *No fully diluted earnings per share have been disclosed, as these would be anti dilutive.*

The accompanying notes are an integral part of these consolidated financial statements.

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Stated in Thousands)

	For the three months ended March 31 (unaudited)	
	2007	2006
	$	$
Cash flows from operating activities		
Net loss for the period	**(6,507)**	(4,566)
Adjustments for:		
Amortization of property and equipment and other assets	**214**	193
Amortization of intangible assets	**337**	401
Unrealized foreign currency gains/(losses)	**8**	25
Stock option compensation expense	**236**	424
	(5,712)	(3,524)
Changes in non-cash working capital items	**(319)**	(1,764)
Movement due to exchange impact	**17**	5
Total Cash flows from operating activities	**(6,014)**	(5,283)
Cash flows from financing activities		
Issuance of common shares (net of costs)	**15**	617
Principle payments on notes payable	**(10)**	(15)
Movement due to exchange impact	**(23)**	11
Total Cash flows from financing activities	**(18)**	613
Cash flows from investing activities		
Acquisition of property and equipment	**(334)**	(235)
Acquisition of other assets	**(12)**	(15)
Changes in restricted cash	**(225)**	-
Total Cash flows from investing activities	**(571)**	(250)
Decrease in cash and cash equivalents	**(6,603)**	(4,919)
Exchange impact on cash held in foreign currency	**3**	(27)
Cash and cash equivalents, beginning of period	**27,192**	20,721
Cash and cash equivalents, end of period	**20,592**	15,775

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations and Basis of Presentation

Azure Dynamics Corporation (the "Company") or ("ADC") is incorporated under the laws of Alberta. The Company is a development stage enterprise, involved in the development and supply of electric and hybrid electric powertrains and vehicle control systems for commercial vehicle and military applications.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There are additional development stages to be completed before the marketability, if any, of the Company's technology can be determined. While the Company has derived limited revenue from the performance of development projects and from the sale of components to third parties, its ability to continue operations is uncertain and dependent upon the successful completion of technical development of the technology, obtaining additional financing and achieving profitable operations. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and liabilities that might be necessary should the Company be unable to continue in business.

2. Significant Accounting Policies

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Consolidation
The consolidated financial statements include the accounts of the Company and of its wholly owned subsidiaries since the date of acquisition. The Company has four wholly owned subsidiaries; Azure Dynamics Inc., which is incorporated under the Canada Business Corporations Act ("CBCA"); Azure Dynamics Corporation of America (inactive) and Azure Dynamics Incorporated, both of which are incorporated under the laws of the state of Delaware, U.S.A.; and Azure Dynamics Limited, which is incorporated under the laws of England and Wales. Business acquisitions are accounted for using the purchase method. Investments in joint ventures are accounted for using the proportional consolidation method. All transactions within the subsidiaries have been eliminated upon consolidation.

(b) Revenue recognition
Certain product lines within Solectria (acquired in January 2005 - see note 3) are no longer considered development stage. Therefore the Company now recognizes revenues on the sales of those products at the point of shipment, provided that the Company has evidence of an

2. Significant Accounting Policies (b) (cont'd.)

arrangement, the fee is fixed and determinable, delivery has occurred, title and risk of loss have passed to the customer, and collectibility is reasonably assured.

In addition, the Company recognizes revenues on long term engineering contracts within these product lines using the percentage of completion method. The revenue recognized is determined based on the total contract value and the percentage of the contract estimated completed at the end of the reporting period. Because of inherent uncertainties in estimating the costs to complete contracts in progress, it is possible that the estimates used will change within the near term. Changes in estimated job profitability are accounted for as changes in estimates in the current period. Where applicable, the entire amount of future estimated losses on contracts in progress are recognized when they become known.

The Company also recognizes revenues related to a technology and software licensing agreement (see note 6). The agreement provided for non-refundable payments which are being recognized in revenue on a straight-line basis over the period of the license agreement.

Revenues earned from product lines that are considered in the development stage are reflected as a reduction of the related research and development costs.

Customer deposits and deferred revenue primarily represent fees paid by customers in advance of products being shipped, contract revenue recognized, and the license agreement referred to in note 6.

(c) Research and development costs
Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization. No development costs have been deferred to date.

Reimbursements of eligible costs pursuant to government assistance programs are recorded as a reduction of research and development costs when the related costs have been incurred. Claims not settled by the balance sheet date are recorded as "Contributions receivable" on the consolidated balance sheets. The determination of the amount of the claim, and hence the receivable amount, requires management to make calculations based on its interpretation of eligible expenditures in accordance with the terms of the programs. The reimbursement claims submitted by the Company are subject to review by the relevant government agencies. Although the Company has used its best judgment and understanding of the related program agreements in determining the receivable amount, it is possible that the amounts could increase or decrease by a material amount in the near term dependent on the review and audit by the government agency.

The government assistance programs typically incorporate repayment provisions that are contingent upon future trigger-events. In these cases, a repayment liability is recorded when the event occurs or it is considered more likely than not that the event will occur. With respect to repayments in the form of future royalty payments based on sales levels achieved, the liability will be recorded as related revenues are recognized by the Company.

(d) Investment tax credits
The benefits of investment tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditure is made provided there is reasonable assurance

2. Significant Accounting Policies (d) (cont'd.)

of recoverability. The investment tax credit reduces the carrying cost of expenditures for capital assets and research and development expense. Since becoming a public company, the Company is no longer eligible to receive cash refunds from the investment tax credit program – all past investment tax credits receivable in cash have been collected. Since becoming a public company, investment tax credits earned are being carried forward to reduce future federal taxes payable. These investment tax credits have not been recorded as their ultimate utilization is uncertain.

(e) Cash and cash equivalents

The Company considers bank balances (including temporary bank overdrafts) and all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

(f) Inventory and related prepayments

Inventory is comprised of product, spare parts, product components and materials held for resale or use in the Company's product development activities or customer projects and include prepayments made for components on order. Work in progress inventory is comprised of material, labour and a portion of overhead costs relating to in-progress customer and internal orders. Inventory is valued at the lower of cost or net realisable value.

(g) Accrued warranty liabilities

The Company generally warranties its products against defects and workmanship for a period of one to three years from the date of shipment, subject to certain guidelines and exclusions. A provision has been established for this warranty obligation. In establishing the accrued warranty liability, management has estimated the likelihood that products sold will experience warranty claims and the estimated costs to resolve the claims received, taking into account the nature of the product and the past and projected claims experience with the products.

(h) Property and equipment

Property and equipment assets are recorded at cost, less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Workshop equipment	5 years	Office furniture and equipment	5 years
Computer software	2 to 3 years	Automotive	3 to 5 years
Computer hardware	3 years	Leasehold improvements	1 to 12 years
Tooling	3 to 5 years		

The building (see note 4) is amortized on a 3% declining balance methodology.

The Company tests long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; the accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and a current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its previously estimated useful life.

2. Significant Accounting Policies (h) (cont'd.)

Recoverability is assessed based on the carrying amount of the asset and the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset or asset group. An impairment loss is recognized when the carrying amount is not recoverable and exceeds the fair value of the asset or asset group. The impairment loss is measured as the amount by which the carrying amount exceeds fair value.

(i) Other assets
Other asset of $54,000 in the prior year quarter is related to a note receivable. The note has since been paid in full.

(j) Intangible assets

Intangible assets include the fair value of identifiable intangible assets acquired in a purchase business combination. The customer order backlog asset is amortized as the underlying orders are executed. Amortization of the product technology asset is provided on a straight-line basis over the estimated useful life of ten years. The costs of acquiring and applying for patents, trademarks and licensed technology are capitalized and amortized on a straight-line basis over their estimated useful lives of five years. The costs of acquiring and applying for patents, trademarks and licensed technology costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these intellectual properties. Management reviews the intellectual properties for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Management measures any potential impairment by comparing the carrying value to the undiscounted amounts of expected future cash flows.

(k) Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Goodwill is not amortized but is subject to annual fair value impairment tests or is adjusted if changes in circumstances indicate that the carrying value may not be recoverable.

(l) Variable interest entities
The Real Estate Joint Venture that is described in note 4 is by definition a VIE. The Company has assessed the impact of AcG 15 and determined that the Company is not the primary beneficiary of the variable interest entity and accordingly, the implementation of AcG 15 has not had any impact on the consolidated financial statements.

(m) Financial instruments
The Company carries a number of financial instruments. Unless otherwise indicated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted. As of January 1, 2007 the Company adopted Section 1530 – Comprehensive Income, Section 3855 – Financial Instrument Recognition and Measurement, Section 3861 – Financial Instruments Disclosure and Presentation, and Section 3865 – Hedges, in accordance with the transitional provisions in each respective Section. As a result of the adoption of these Sections, the Company has determined that currently, there is no current material impact on the consolidated financial statements.

2. Significant Accounting Policies (cont'd.)

(n) Foreign currency translation
Monetary assets and liabilities of integrated operations that are not denominated in Canadian Dollars are translated at the rate of exchange prevailing at the period end, while revenues and expenses are translated at average rates of exchange during the period. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary items are translated at historical exchange rates. All of the Company's foreign subsidiaries' operations are considered to be integrated.

For the quarter ended March 31, 2007, a foreign exchange loss of $51,000 was recognized in the consolidated earnings (2006 - foreign exchange loss of $49,000).

(o) Future income taxes
Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

(p) Stock based compensation
The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan described in Note 5(d). The Company accounts for the stock-based compensation using the fair-value method as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated earnings over the vesting period of the options. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options issued include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

(q) Earnings per share
Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments, in accordance with standards approved by the Canadian Institute of Chartered Accountants.

(r) Use of estimates
The preparation of consolidated financial statements requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

2. Significant Accounting Policies (cont'd.)

(s) Comparative figures
Certain comparative figures have been restated to be consistent with current year financial statement presentation.

3. Acquisition of Solectria

On January 31, 2005, the Company completed the acquisition of Solectria Corporation ("Solectria"), a U.S. based hybrid electric powertrain and components supplier. The Company acquired all of the outstanding shares of Solectria in exchange for 25,297,655 of its common shares, resulting in Solectria's former shareholders owning approximately 19.8% of the Company's issued and outstanding common shares at that time. Singapore Technologies Kinetics Ltd. ("STK"), a major Solectria shareholder, held approximately 11% of the Company's common shares immediately post-closing. Solectria now operates as Azure Dynamics Incorporated.

The Company's common shares traded at a weighted average price of approximately $0.88 prior to, and immediately after, the acquisition was announced on December 17, 2004. After considering trading discounts for block share trades and typical issue costs the fair market value of the shares was deemed to be $0.66. The Company issued 25,297,655 common shares, with a deemed value of $16.7 million, and paid cash of $0.4 million in settlement of the purchase price. Total consideration, including acquisition expenses of $0.7 million, is $17.8 million.

The Company has accounted for the acquisition using the purchase method and the results of operations of Solectria have been consolidated into the Company's earnings with effect from February 1, 2005. The aggregate purchase price of $17.8 million was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

(Stated in thousands of dollars)		
Current assets (including cash of $625)	$	3,074
Restricted cash		745
Property and equipment		4,678
Other assets		53
Intangible assets		13,400
Goodwill		2,932
Current liabilities		(4,428)
Notes payable		(2,700)
	$	17,754

Assets and liabilities are recorded based on their estimated fair values at January 31, 2005. Intangible assets are comprised of:

(Stated in thousands of dollars)		
Customer order backlog	$	900
Product technology		12,500
	$	13,400

3. Acquisition of Solectria (cont'd)

The intangible assets associated with this acquisition included on the Consolidated Balance Sheet of $9.9 million at March 31, 2007, $10.2 million at December 31, 2006 and $11.8 million at March 31, 2006 are net of amortization of $3.5 million, $2.2 million and $1.6 million respectively

4. Investment in Real Estate Joint Venture

The Company's US subsidiary, Azure Dynamics Incorporated (formerly Solectria) owns a 50% interest in ND Solectria LLC, a joint venture partnership with NDNE Real Estate, Inc., a real estate development corporation. The investment in the real estate joint venture, which is accounted for using the proportional consolidation method, was formed for the purpose of holding property located in Woburn, Massachusetts. On October 1, 2001, the Company entered into a lease agreement for the Woburn property. The Company provided a security deposit of US$400,000 (Cdn$464,000) and made guarantees of an additional US$600,000 (Cdn$696,000) that is in the form of a letter of credit, which is collateralized by certain cash equivalents. NDNE Real Estate, Inc. maintains the unilateral right to sell the property during the lease term and manages the property. The Company is entitled to 50% of earnings of ND Solectria LLC. During the quarter ended March 31, 2007 the Company's interest in earnings from the real estate joint venture amounted to $57,000 (2006-$38,000).

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated balance sheets as follows:

(Stated in thousands of dollars)

		March 31, 2007		March 31, 2006
Cash and equivalents	**$**	**330**	$	308
Accounts receivable		**13**		13
Property and equipment		**3,090**		3,193
Total assets	**$**	**3,433**	$	3,514
Accounts payable and accrued liabilities	**$**	**292**	$	296
Note payable – current		**210**		2,554
Note payable – long term		**2,263**		-
Shareholders' equity		**668**		664
Total liabilities and shareholders' equity	**$**	**3,433**	$	3,514

The note payable is the Company's proportionate share of a mortgage on the Boston property owned by ND Solectria LLC. The note is repayable on November 20, 2011, bears interest at a floating rate of the applicable Treasury rate plus 200 basis points and is secured by the mortgaged premises. As both parties are jointly and severally liable for repayment of the note payable, the maximum exposure to loss as a result of its involvement with this entity is $5.0 million. The principle repayments over the next five years payable by the joint venture are approximately as follows. 2007 -$50,000, 2008 - $71,000, 2009- $77,000, 2010-$83,000, 2011-$89,000.

4. Investment in Real Estate Joint Venture (cont'd)

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated statements of operations and deficit as follows:

(Stated in thousands of dollars)	**For the quarter ended March 31, 2007**	For the quarter ended March 31, 2006
General and administrative	**$ (100)**	$ (79)
Other Expense	**43**	41
Net income	**$ 57**	$ 38

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated cash flow statement as follows:

(Stated in thousands of dollars)	**For the quarter ended March 31, 2007**	For the quarter ended March 31, 2006
Net Income	**$ 57**	$ 38
Amortization	**20**	19
Principle payments on note payable	**(10)**	(15)
Changes in short term assets and liabilities	**(53)**	(44)
Net change in cash	**14**	(2)
Cash and cash equivalents beginning of period	**316**	310
Cash and cash equivalents end of period	**$ 330**	$ 308

5. Share Capital, Warrants and Stock Options

a) Authorized

Unlimited common shares without par value
Unlimited preferred shares without par value, non cumulative, redeemable, and non voting

b) Issued and outstanding common shares

(amount stated in thousands of dollars)	**Number of Common Shares**	**Amount**
Balance, December 31, 2006	198,253,101	$ 112,803
Issued on exercise of stock options	23,076	15
Release of costs from contributed surplus on options exercised	-	4
Balance, March 31, 2007	**198,276,177**	**$ 112,822**

5. Share Capital, Warrants and Stock Options (cont'd)

c) Contributed surplus

(amount stated in thousands of dollars)

		Amount
Balance, December 31, 2006	$	3,816
Stock option compensation expense		236
Release to share capital on exercise of stock options		(4)
Balance, March 31, 2007	**$**	**4,048**

d) Stock options

The Company has a stock option plan (the "Plan") which authorizes the Board to issue options to insiders, employees and service providers of the Corporation and its subsidiaries. The maximum number of common shares issuable under stock options, together with common shares as may be subject to options pursuant to other share compensation arrangements, shall not exceed 10% of the outstanding common shares. The exercise price shall not be lower than the closing trading price of the common shares on the TSX, on the last trading day prior to the date on which the option is granted. The options have terms ranging from one to seven years and generally vest over periods of up to twenty-four months. As at March 31, 2007 the Company had 15,283,023 stock options outstanding under the Plan. The stock options are exercisable at a weighted average exercise price of $0.93 per common share. The stock options expire on various dates between April 12, 2007 and March 21, 2014.

Stock option transactions for the three months ended March 31, 2007, and the number of stock options outstanding are summarized as follows:

	Number of Optioned Common Shares	Weighted Average Exercise Price $
Executive Officer, Director, Employee and Consultant Options:		
Balance, December 31, 2006	16,685,003	0.92
Options granted	45,000	0.38
Options exercised	(23,076)	0.65
Options expired/cancelled	(1,423,904)	0.77
Balance, March 31, 2007	**15,283,023**	0.93

5. Share Capital, Warrants and Stock Options (d) (cont'd)

As at March 31, 2007 the numbers of optioned common shares outstanding and exercisable are as follows:

Expiry Date	Number Outstanding	Number Exercisable	Exercise Price $
April 12, 2007	30,000	30,000	0.94
May 1, 2007	45,000	45,000	0.80
January 1, 2008	225,000	225,000	0.50
February 1, 2008	77,000	77,000	0.50
August 25, 2008	275,000	275,000	0.30
September 26, 2008	235,000	235,000	0.48
January 1, 2009	1,314,923	1,314,923	0.65
May 3, 2009	312,000	312,000	0.90
August 12, 2009	260,000	260,000	0.68
October 4, 2009	33,333	33,333	0.60
September 9, 2011	240,000	240,000	0.53
January 18, 2012	2,069,187	2,069,187	0.86
February 17, 2012	31,580	31,580	0.95
February 24, 2012	1,285,000	1,285,000	0.99
April 6, 2012	70,000	46,667	1.06
April 18, 2012	25,000	16,667	1.08
May 2, 2012	60,000	40,001	1.05
June 21, 2012	30,000	20,001	0.95
July 4, 2012	50,000	33,334	0.93
July 4, 2012	20,000	13,334	0.94
July 18, 2012	50,000	33,334	0.95
November 16, 2012	10,000	6,667	1.10
December 23, 2012	2,275,000	1,516,670	1.07
January 17, 2013	1,212,500	808,371	1.11
February 13, 2013	50,000	33,333	1.15
March 23, 2013	90,000	60,000	1.04
May 11, 2013	5,000	1,667	1.30
July 29, 2013	10,000	3,334	0.88
November 22, 2013	75,000	25,000	0.85
December 10, 2013	2,525,000	1,191,669	0.87
December 19, 2013	2,247,500	749,204	0.83
March 21, 2014	45,000	15,000	0.38
Grand Total	**15,283,023**	**11,047,276**	

5. Share Capital, Warrants and Stock Options (cont'd)

e) Stock compensation expense

The fair value of each performance share and stock option is determined at each issue or grant date using the Black-Scholes model with the following assumptions: risk free interest rate - 5% (2006 – 5%), expected life – 4 years (2006 - 4 Years), expected dividend yield – nil (2006 - nil), and expected volatility – 40% (2006 - 35%). The Company recorded a compensation expense charge of $0.2 million to consolidated earnings for the three months ended March 31, 2007 (2006 - $0.4 million) with a corresponding credit to contributed surplus. Approximately $4,000 was released from contributed surplus and added to share capital in respect of options exercised in the quarter (2006 - $68,000).

6. Related Party Transactions

In November 2003, Solectria entered into a Transfer of Technology and Software Licensing Agreement ("TTA Agreement") with STK. Under the terms of the agreement, the Company transferred specified technology to STK and granted an exclusive license to use and manufacture the technology. The Company also provided STK with the training necessary for the transfer of the technology. The license expires in November 2020, and is subject to automatic one-year renewals thereafter. The Company received cash consideration for the license and transfer of technology, and for the training in the aggregate amount of US$1.0 million (Cdn$1.2 million). As discussed in note 2(b), revenues from the TTA Agreement are being recognized on a straight-line basis over the period of the license agreement. As of March 31, 2007, the Company has deferred revenue associated with the TTA Agreement in the amount of $0.9 million. During the three months ended March 31, 2007, revenues recognized by the Company from the sale of products to STK and its related companies and from certain other contractual arrangements totalled approximately $17,000 (2006 - $17,000). As of March 31, 2007, accounts receivable includes $11,000 (2006 - $11,000) due from STK and customer deposits includes $43,000 received from STK (2006 - $43,000).

7. Commitments

As of March 31, 2007, the Company has contractually committed to lease payments for premises and equipment requiring minimum payments in future periods as follows:

(Stated in thousands of dollars)		
2007	$	2,567
2008		1,310
2009		1,128
2010		1,028
2011		1,029
2012		1,003
	$	8,065

7. Commitments (cont'd)

(a) Azure Dynamics Incorporated leases its operating facility in Woburn, Massachusetts under a non-cancellable lease agreement. Through a joint venture agreement, the Company has a 50% interest in the lessor, ND Solectria LLC (Note 4). The lease agreement provides for a minimum monthly rental payment plus certain operating costs. The Company's lease agreement contains escalation clauses and expires in September 2016. In May, 2004 Azure Dynamics Inc. entered into a lease for a facility in Burnaby, British Columbia, which supports engineering and operations activities. The lease is for a 5 year term, concluding on April 20, 2009. In June 2005, Azure Limited leased a workshop and test facility in Kenilworth, England to support its European operations. The lease agreement expires in July 2011.

(b) Pursuant to a contractual agreement with the National Research Council Canada, the Company is required to make royalty payments in the event that the Company successfully commercializes its intellectual properties specified in this agreement. The royalty payments, if any, are calculated at a rate of 1% of yearly gross sales earned from its intellectual properties. The obligation to make royalty payments expires at the earlier of January 2011 or when aggregate royalty payments reach $296,000.

(c) Pursuant to a contractual agreement with Technology Partnerships Canada ("TPC"), the Company is required to make royalty payments equal to the greater of 0.28% of yearly gross business revenues or in accordance with a fixed repayment schedule, with repayment amounts ranging from $0.7 million to $1.0 million per year starting in 2008 and totalling $1.3 million, provided that certain minimum sales levels are achieved. The obligation to make royalty payments commences when the minimum sales levels are achieved and continues until the earliest of 2015 or when a cumulative payment ceiling of $20.5 million is reached. On March 23, 2005, the Company entered into a contract amendment with TPC whereby the royalty payment period was extended to December 31, 2020.

(d) Pursuant to an agreement with EnCana Corporation, whereby EnCana sponsored the development of power train product, the Company is required to make royalty payments equal to 1% of gross revenue from sales of the power train product up to a maximum payment of $1.0 million.

(e) The Company has entered into employment agreements with certain executive directors and officers. In addition to defining the terms of employment, the agreements entitle the executives to termination payments, ranging from one to two years compensation and the immediate vesting of all options previously granted, in the event of termination without cause and in some cases in the event of termination due to a change in the control of the Company.

All other commitments have been disclosed in note 15 to the Company's audited consolidated annual financial statements.

8. Segmented financial information

Management currently organizes and views the Company's activities as one operating segment. A geographic analysis of revenues by customer locations and of assets employed is as follows:

Stated in thousands	Revenues	Total Assets	Property, Plant, Equipment and Goodwill
	Three months ended March 31, 2007	March 31, 2007	March 31, 2007
Canada	**$ nil**	**$ 25,890**	**$ 774**
Europe	**nil**	**386**	**172**
United States	**139**	**23,736**	**7,719**
Asia	**17**	**Nil**	**Nil**
Total	**$ 156**	**$ 50,012**	**$ 8,665**

	Three months ended March 31, 2006	March 31, 2006	March 31, 2006
Canada	$ nil	$ 18,525	$ 622
Europe	3	374	159
United States	1,127	23,407	7,766
Asia	17	nil	Nil
Total	**$ 1,147**	$ **42,306**	$ **8,547**

The percentage of revenues derived from the Company's largest customers is as follows:

	Three months ended March 31, 2007	Three months ended March 31, 2006
First	**24%**	45%
Second	**16%**	16%
Third	**13%**	15%
Others	**47%**	24%
Total	**100%**	100%

9. Subsequent Events

a) On April 9, 2007 the Company announced it has signed a supply agreement with Electro Autos Eficaces of Mexico ("EAE"). The initial order is for 1,000 drive systems for integration into the Nissan Tsuru platform, which is commonly used in the municipal fleet of Mexico City.

b) On April 17, 2007 the Company announced the appointment of Scott T. Harrison as Chief Executive Officer. Campbell Deacon, retiring Chief Executive Officer, will become Chairman of the Board. Thomas N. Davidson, outgoing Chairman, will retire from the Board at the Annual Meeting of the company in June.

9. Subsequent Events (cont'd)

c) On April 17. 2007, the Company issued 500,000 employee stock options, exercisable at $0.67 per share, subject to applicable shareholder and regulatory approvals. The options vest over a twenty-four month period and expire on April 17, 2014.

d) On May 7, 2007, the Company announced a new corporate head office and development center will be opened and that the Canadian Toronto office as well as the Kenilworth office and service center in the UK will be closed.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three months ended March 31, 2007 compared to the three months ended March 31, 2006

This "Management's Discussion and Analysis" has been prepared as of May 8, 2007 and should be read in conjunction with the unaudited consolidated financial statements of Azure Dynamics Corporation ("Azure" or the "Company") for the three months ended March 31, 2007 and the audited consolidated financial statements of the Company for the year ended December 31, 2006.

Forward-Looking Statements

This MD&A contains forward-looking statements related to Azure's financial and other projections, expected future plans, events, financial and operating results, objectives and performance, as well as underlying assumptions, all of which involve risks and uncertainties. When used in this MD&A, the words "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These statements reflect management's current belief and are based on information currently available to Azure's management and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons and no assurances can be given as to actual future results, performance or prospects. Factors that may cause such differences include, but are not limited to, the early stage of development of the Company; a lack of product revenues and a history of losses; the need for additional financing; uncertainty as to commercial viability; uncertainty as to product development and commercialization milestones being met; uncertainty as to the market for the Company's products and unproved acceptance of the Company's technology; competition; uncertainty as to target markets; dependence upon third parties; changes in environmental policies; uncertainty as to patent and proprietary rights; availability of management and key personnel; available regulatory approvals and conflicts of interest by directors and officers of the Company. More detailed information about these and other factors that could affect Azure's operations or financial results are included in Azure's filings with Canadian securities regulatory authorities. Azure does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Because of these risks, uncertainties and assumptions, readers should not place undue emphasis on Azure's forward-looking statements.

Business Strategy of the Company and Overall Performance

The Company has developed proprietary hybrid vehicle technology for the light to heavy duty commercial vehicle category (the "Technology"). Azure has expertise in the areas of vehicle controls software, power electronics, electric machine design, vehicle systems engineering and vehicle integration. The principal business of Azure is the supply of hybrid electric vehicle ("HEV") and electric vehicle ("EV") control and powertrain systems. The Company also has an established portfolio of proprietary component products that compliment its core technical skills and makes use of an extensive industry supplier base to offer complete powertrain solutions to its target market.

Target markets include urban delivery, postal, courier, taxi and shuttle-bus applications. Over the past five years, the Company has primarily been engaged in the development and testing of its Technology. Certain of the Company's products are now generating commercial revenues while other products are in the development stage. In production, Azure does not intend to be the ultimate manufacturer of components or assembler of powertrain systems. Rather, the Company uses the supply capacity that exists within the commercial vehicle industries to assemble products to its specifications which are then distributed via existing industry channels to the customer.

In the execution of it's strategy, Azure seeks to closely align product development and sales efforts with

recognised industry partners (Original Equipment Manufacturer's, component suppliers, and customers). By aligning each of its production or development programs with industry leaders, Azure can gain access to product development support and established distribution networks thereby accelerating the penetration of its hybrid-electric products into the commercial vehicle markets. In 2006, the Company concluded arrangements with Ford Motor Company ("Ford") and StarTrans (a business division of Supreme Corporation) which have facilitated a concentration of the Company's efforts around its core programs for series (G1) and parallel (P1) delivery vans and shuttle buses.

As a result, Management and the Board, after consideration of customer, industry, and market trends and other relevant factors, have implemented organizational and infrastructure changes to take full advantage of the opportunities now available to it in its core programs. On April 17, 2007 Scott T. Harrison was appointed Chief Executive Officer and joined the Azure Board. D. Campbell Deacon, retiring Chief Executive Officer, became Chairman of the Board and Thomas N. Davidson, outgoing Chairman, will retire from the Board at the Annual Meeting of the company in June 2007. The changes were made to ensure that the Company has the appropriate skills to successfully manage the transition from research and development to commercial production. Scott Harrison has extensive production and supply chain experience with both new and established products in the automotive industry.

Further, on May 7, 2007 the Company announced that it will establish a new corporate head office and development center in the heartland of the North American automotive industry. The new location will be selected to ensure the Company can leverage its relationship with Ford and capitalize on the significant opportunities in the mid-sized truck market. The office in Toronto as well as the Kenilworth facility in the UK will be closed. The scope of work with Ford as well as other OEM's makes the establishment of this new facility a compelling action at this stage of the Company's development. In addition these practical moves are expected to provide cost savings in excess of $1.6 million annually. The cost savings are related to both fixed costs for facilities and people as well as in variable costs, such as travel.

During the quarter under review, Management continued to consider strategic proposals from potential industry partners. Although the calibre of the potential partners has been very impressive, it is Managements' assessment (supported by the Board) that the proposals to date do not adequately recognise the value of the Company. This view has been reinforced by recent new customer developments and by the heightened level of interest in the industry in general. The Company will continue to evaluate all alternatives.

G1 (series hybrid) production:

During 2006, 40 production G1 series hybrid electric powered chassis were built. Thirty of these units were fitted with delivery van bodies under the terms of the agreement with Purolator Courier Ltd and the remaining ten hybrid chassis are being used to build shuttle buses.

Purolator has completed the introduction of the 30 new hybrid vans into their fleet operations in the first part of 2007 and their combined fleet of Azure hybrid vehicles now totals 49. The pacing of units into service has been a function of availability of battery packs due to a supplier-related design change which has slowed their production release.

Much of the Company activity in the quarter has been in the development of the final shuttle bus design as well as the build of the initial shuttle buses (nine of which are expected to be used for customer deliveries commencing in Q2, 2007). The Company considers the Shuttle bus application to be ideal for the adoption of its G1 technology as they typically operate in high-usage, high-mileage drive cycles and can be eligible for capital subsidies. During the quarter, all nine of the initial customer units were completed to the cab-chassis stage. These units have been delivered to StarTrans, the manufacturer of the shuttle bus body, for integration of the body to the hybrid cab-chassis. The shuttle bus that will be used to undergo Altoona testing (thereby qualifying for federal capital subsidies in public transit applications) is also being built. The Altoona test is expected to start in May 2007.

Azure has signed agreements with twelve StarTrans bus distributors across North America and therefore has access to a distributor network covering approximately 70% of the targeted shuttle bus market in the US and Canada.

P1 (parallel hybrid) development:

As a result of the Ford agreement, Azure's commercial P1 development program is now focused on the Ford E-350 and E-450 commercial vehicle chassis. During the quarter, the Company advanced through the initial concept phase whereby final production concepts were evaluated in detail to ensure that the most fuel efficient and robust design is utilized. The selected concept is now undergoing detailed design work which will include the building, testing and optimizing of more prototypes. These internal prototypes will lead to the demonstration prototypes which are scheduled for customer in-service trials in the latter half of 2007. Thereafter, a quantity of pre-production units for lead customers is anticipated to be built commencing in early 2008 with full production commencing in mid 2008. It is intended, subject to formal agreement, to distribute the hybridized chassis through Ford's distribution channels.

Other production and product development:

In 2006, Azure entered into a Memorandum of Understanding with Kidron, a division of VT Specialized Vehicles Corporation, for the branding, marketing and sale of Azure's LEEP (Low Emission Electric Power) systems throughout the North American refrigerated truck body segment. The term LEEP refers to all systems whereby clean electric power is generated off the vehicles power train to be used in auxiliary and export power applications. During the current quarter, a refrigerated truck body was provided by Kidron and the Company is currently in the process of designing and building an initial prototype for evaluation purposes. After a short evaluation of the base platform and proposed LEEP system, it is expected that formal contracts will be concluded and the application program will commence. As the development cycle is expected to be relatively short, the LEEP system is anticipated to be in production by the second-half of 2007.

On April 9, 2007 the Company announced it had signed a supply agreement with Electro Autos Eficaces of Mexico ("EAE"). The initial order is for 1,000 drive systems for integration into the Nissan Tsuru platform, which is commonly used in the municipal fleet of Mexico City. The Tsurus are being converted from gasoline powered vehicles to electric vehicles. The Company has commenced the initial vehicle integration and the first converted vehicle was unveiled at the International Electric Vehicle Forum on May 8, 2007 in Mexico City. The balance of the 1,000 vehicles is expected to be converted over the following 18 months. Azure's scope of supply for the 1,000 drive systems includes the motor, controller, gearbox and DC-DC converters. The agreement also includes the potential for Azure to supply a broad range of electric and hybrid electric drive systems and components for various other vehicle applications in Mexico.

The P2 parallel hybrid system, delivered to the Charmer-Sunbelt Group ("Charmer-Sunbelt") in October 2006, continues to be evaluated in-service. Azure will only actively pursue the development of the P2 system when development program partners and engineering resources are available.

The total number of employees increased from 112 at the end of fiscal 2006 to 118 at March 31, 2007. The Company occupies facilities in Vancouver (18,000 square feet) and Boston (77,000 square feet). The Company has also established a service and support center in Mississauga, Canada. The Company considers that its various facilities are suitable to meet the foreseeable requirements for engineering, workshop, test, and administrative accommodations. Additional test and workshop equipment has been acquired to enable the execution of program development and customer deliverables and the Company has implemented an enterprise resource planning ("ERP") system to support all its operations.

Critical Accounting Estimates

The consolidated financial statements are prepared in accordance with Canadian GAAP, which require

management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. The Company has identified the policies below as critical to the business operations and an understanding of the results of the business operations. The application of these and other accounting policies are described in note 2 to the consolidated financial statements. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Certain product lines within Solectria (acquired in January 2005 - see note 3 to the Financial Statements) are no longer considered development stage. Therefore the Company recognizes revenues on the sales of those products at the point of shipment, provided that the Company has evidence of an arrangement, the fee is fixed and determinable, delivery has occurred, title and risk of loss have passed to the customer, and collect-ability is reasonably assured.

In addition, the Company recognizes revenues on long term engineering contracts using the percentage of completion method. The revenue recognized is determined based on the total contract value and the percentage of the contract estimated completed at the end of the reporting period. Because of inherent uncertainties in estimating the costs to complete contracts in progress, it is possible that the estimates used will change within the near term. Changes in estimated job profitability are accounted for as changes in estimates in the current period. Where applicable, the entire amount of future estimated losses on contracts in progress are recognized when they become known.

Warranty Provision

The Company generally warranties its products against defects and workmanship for a period of one to three years from the date of shipment, subject to certain guidelines and exclusions. A provision has been established for this warranty obligation. In establishing the accrued warranty liability, management has estimated the likelihood that products sold will experience warranty claims and the estimated costs to resolve the claims received, taking into account the nature of the product and the past and projected claims experience with the products. Should these estimates prove to be incorrect, the Company may incur costs different from those provided for in the warranty provisions.

Inventory Provision

In establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market demand for the Company's products and by changes in technology, which could make inventory on hand obsolete. The Company performs regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required.

Intangible Assets and Goodwill

As a result of the Solectria acquisition (see note 3 to the Financial Statements), the Company recorded intangible assets and goodwill on the balance sheet. In accordance with Canadian GAAP, the Company does not amortize goodwill. Intangible assets are amortized over periods ranging from 2 to 10 years. At least annually, management reviews the carrying value of intangible assets and goodwill by segment for potential impairment. If circumstances indicate that impairment in the value of these assets has occurred, the impairment is recorded in the earnings of the current period.

Operating Results, Cash Flows and Financial Condition

Statement of Operations Discussion

Selected Quarterly information: (stated in thousands except loss per share amounts)

	Q1, 2007 (Jan – Mar)	Q4, 2006 (Oct – Dec)	Q3, 2006 (Jul – Sep)	Q2, 2006 (Apr – Jun)
Revenue	$ 156	$ 3,008	$ 411	$ 1,205
Gross margin	$ 89	$ 967	$ (166)	$ 76
Expenses, net	$ (6,596)	$ (5,974)	$ (8,849)	$ (4,922)
Net loss for the period	$ (6,507)	$ (5,007)	$ (9,015)	$ (4,846)
Net loss per share	$ (0.03)	$ (0.03)	$ (0.06)	$ (0.03)
Weighted average number of Shares	198,275	166,913	159,206	158,638

	Q1, 2006 (Jan – Mar)	Q4, 2005 (Oct – Dec)	Q3, 2005 (Jul – Sep)	Q2, 2005 (Apr – Jun)
Revenue	$ 1,147	$ 965	$ 1,134	$ 1,525
Gross margin	$ 304	$ 56	$ 154	$ 272
Expenses, net	$ (4,870)	$ (6,796)	$ (4,788)	$ (5,872)
Net loss for the period	$ (4,566)	$ (6,740)	$ (4,634)	$ (5,600)
Net loss per share	$ (0.03)	$ (0.04)	$ (0.03)	$ (0.04)
Weighted average number of Shares	156,631	156,116	146,291	141,203

For the quarter ended March 31, 2007, the Company incurred a net loss of $6.5 million ($0.03 per share) compared to a net loss of $4.6 million ($0.03 per share) in the comparable 2006 quarter. The higher loss in the current quarter is primarily attributable to the lower margins associated with lower volume and the higher level of activities in engineering and operations as the Company progresses the P1 Ford development and incurs final engineering and start up costs associated with the ramp up of G1 production.

Revenue: Revenue for the quarter ended March 31, 2007 was $0.2 million (2006 – $1.1 million). The lower revenue is attributable to decreased activities in funded engineering contracts in the Boston operation. The Company substantially completed the funded development programs in 2006 and has now refocused its engineering resources on internal development programs that will be launched into production in 2007 and 2008. Revenue is mainly comprised of sales of components and after-sales service support. After considering direct and applicable indirect costs of sales, the gross margin contribution from revenue in the quarter was $0.1 million (2006 – $0.3 million). Gross margin as a percentage of sales was 57% (2006 – 27%).

Engineering, research, development and related costs, net: Before contributions, the Company expended $4.2 million on engineering, research and development operations in the quarter (2006 – $2.7 million), including $2.7 million in respect of product development costs (2006 - $1.6 million). The expenses were reduced by $0.3 million (2006 – $0.3 million) in respect of government and customer contributions. At March 31, 2007, Azure employed 90 research, engineering, operations and technical personnel (2006 - 84). Engineers and workshop personnel are either working on revenue contracts and sales orders, on servicing vehicles or products in the field, or on core product development programs. In the former case, revenues are

recognised as product is delivered or in accordance with the percentage of completion methodology in the case of contracts in progress. For product development and other unabsorbed overheads the direct costs and related overheads, net of customer or government contributions, are expensed.

Product development expenses of $2.7 million (2006 – $1.6 million) include the start up costs of the G1 production launch, the P1 system development, and costs related to the development and enhancement of system components.

Customer and government contributions were $0.3 million in the first quarter of 2007 compared to $0.3 in the first quarter of 2006. All of the contributions in the quarter are associated with Technology Partnerships Canada ("TPC") (2006 - $0.25 million). The Company recorded no customer contributions in the first quarter of 2007 (2006 – $49,000).

The Company is required to make royalty payments to TPC, EnCana Corporation and the National Research Council based on future revenues in respect of specified products. As the Company has not recorded any commercial revenues to date from those products, no royalty liability has been incurred.

Selling and marketing: Selling and marketing costs were $0.8 million in the first quarter of 2007 compared to $0.7 million in the comparable 2006 quarter. The increase is primarily related to a higher level of activities in advertising, product demonstrations and related travel to grow the order book for launched products and to sign up lead customers for products in development. The selling and marketing headcount at March 31, 2007 was eight (2006 – eight).

General and administrative: General and administrative costs were $2.0 million in the quarter compared to $1.8 million in 2006. The increase is primarily related to a lump sum severance payment related to an employment contract. The headcount at March 31, 2007 was 19 (2006 – 19).

Amortization: Amortization of property, equipment and other assets was $0.2 million in the first quarter of 2007 compared to $0.2 million in the first quarter of 2006. Property and equipment primarily consists of workshop equipment, tooling, computer hardware and software. The Company purchased assets with a value of $0.3 million in the quarter (2006 - $0.2 million). Other assets are primarily the cost of patents and trademarks. In addition, the intangible assets acquired as a result of the US acquisition noted above have been amortized by $0.3 million (2006 - $0.4 million). The decrease in intangible asset amortization in the current quarter is a result of lower revenues associated with backlog at acquisition in the current quarter compared to the prior year. Amortization of property, equipment and other assets are allocated to the relevant cost categories on the Statement of Operations.

Foreign currency losses: Foreign currency losses total $51,000 in the quarter (2006 – loss of $49,000). These were mainly unrealised losses in respect of foreign currency cash balances which reversed out subsequent to the quarter end.

Balance Sheet Discussion

Cash and cash equivalents: Cash and cash equivalents at March 31, 2007 were $20.6 million compared to $27.2 million at December 31, 2006 and $15.8 million at March 31, 2006. Net cash outflows were approximately $6.6 million in the quarter compared to net cash outflows of $4.9 million in the first quarter of 2006. The prior year quarter included net equity financing of $0.6 million compared to $nil in the first quarter of 2007. Net cash outflows in respect of operations, working capital financing and capital expenditures were approximately $6.6 million compared to $5.5 million in the first quarter of 2006. The increase in cash outflows is mainly attributable to the higher operating loss of $1.9 million ($6.5 million compared to $4.6 million in 2006), an increase in capital equipment purchases of $0.1 million, and an increase in restricted cash of $0.2 million (related to a standby letter or credit established for a customer contract), partially offset by working capital requirements that were lower by $1.4 million ($0.3 million in 2007 compared to $1.75 million in the

prior year quarter). The non-cash working capital changes are more fully described below.

Accounts receivable: Accounts receivable at March 31, 2007 were $3.6 million compared to $3.4 million at December 31, 2006 and $0.6 million at March 31, 2006. The increase in the current quarter and the year ended December 31, 2006 compared to the prior year quarter primarily relates to the DRS receivable of $3.2 million, which was recorded in December 2006. The payment is expected in the second quarter of 2007.

Contributions receivable: Contributions receivable were $0.6 million at March 31, 2007 ($1.3 million at December 31, 2006, $0.8 million at March 31, 2006). The decrease in the current quarter compared to the year end is primarily related to customer contributions of $0.6 million, which were included in the year end balance, collected during the current quarter.

Inventory and related prepayments: Inventory and related prepayments were $4.6 million at March 31, 2007 compared to $3.8 million at December 31, 2006 and $3.0 million at March 31, 2006. The higher inventory amount at March 31, 2007 compared to the year end and the prior year quarter is attributable to additional work-in-process inventory related to customer orders scheduled to ship in the second quarter of 2007 and additional inventories to support future orders.

Prepaid expenses: Prepaid expenses at March 31, 2007 were $1.0 million compared to $0.8 million at December 31, 2006 and $1.0 million at March 31, 2006.

Property and equipment: Net property and equipment was $5.7 million at March 31, 2007 compared to $5.6 million at December 31, 2006 and $5.6 million at March 31, 2006. Purchases of additional equipment were essentially offset by additional amortization.

Other assets: Other assets were $nil at March 31, 2007 and December 31, 2006 (2006 - $54,000). The balance in the prior year quarter related to a note receivable which was has since been repaid in full.

Goodwill and other intangibles: The Company accounted for the acquisition of Azure Dynamics Incorporated (its US subsidiary) using the purchase method, and in accordance with Canadian accounting standards, allocated the purchase price to identifiable assets, including intangibles. The excess of the purchase price consideration over identifiable assets is recorded as goodwill on the balance sheet ($2.9 million). The Company identified the order book ($0.9 million) and technology ($12.5 million) as at-acquisition intangible assets. Intangible assets were $10.2 million at March 31, 2007 ($10.5 million at December 31, 2006 and $11.8 million at March 31, 2006). The lower amount in 2007 is primarily attributable to the amortization.

Accounts payable and accrued liabilities: Accounts payable and accrued liabilities were $2.7 million at March 31, 2007 compared to $2.8 million at December 31, 2006 and $2.4 million at March 31, 2006. The higher amount in the current quarter and year end compared to the prior year is primarily attributable to increased purchasing levels related to inventory for launched product.

Customer deposits and deferred revenues: Current and long-term deferred revenue and customer deposits total $2.1 million at March 31, 2007 compared to $2.0 million at December 31, 2006 and $2.1 million at March 31, 2006). The amount is attributable to the US operation and is comprised of customer deposits in respect of work-in-progress of $1.3 million, deferred revenue of $1.1 million, and is partially offset by $0.3 million of unbilled revenues. Approximately $0.9 million of the deferred revenue is in respect of a payment received from Singapore Technologies Kinetics Ltd. ("STK") for a license agreement for certain technology that expires in 2020. The license agreement fee is being recognised in revenue over the 17-year duration of the agreement. The deposit balance is primarily related to deposits from initial shuttle bus customers.

Notes payable: The note payable is attributable to the US subsidiary and is the Company's proportionate share of a mortgage on the Boston property owned by ND Solectria LLC, in which the Company has a 50% interest. The note was refinanced in November 2006, is repayable on November 20, 2011, bears interest at a

floating rate of the applicable Treasury rate plus 200 basis points and is secured by the mortgaged premises. The lower amount of $2.5 million at March 31, 2007 compared to $2.5 million at December 31, 2006 and $2.6 million at March 31, 2007 is attributable to principle repayments.

Share capital: Share capital at March 31, 2007 was $112.8 million compared to $112.8 million at December 31, 2006 and $81.4 million at March 31, 2006. The increase in share capital compared to the prior year quarter is primarily related to the equity financings in November 2006 (increase to share capital of $30.3 million).

The number of common shares, warrants, and options issued and outstanding are presented in the following table:

	May 8, 2007	March 31, 2007	March 31, 2006
Common shares	198,276,177	198,276,177	157,390,445
Stock options issued under the Stock Option Plan, with expiry dates ranging up until March 21, 2014 and average exercise price of $0.93	15,783,023	15,283,023	14,214,741

During the period from March 31, 2007 to May 8, 2007 500,000 new employee options were granted.

Related Party Transactions

In November 2003, Solectria entered into a Transfer of Technology and Software Licensing Agreement ("TTA Agreement") with Singapore Technologies Kinetics ("STK"). Under the terms of the agreement, STK has a non exclusive license to use and manufacture specified technology in specified Asian countries. The Company also provided STK with the training necessary for the transfer of the technology. The license expires in November 2020, and is subject to automatic one-year renewals thereafter. The Company received cash consideration for the license and transfer of technology, and for the training in the aggregate amount of US$1.0 million (Cdn$1.2 million). As discussed in note 2(b) of the March 31, 2007 Financial Statements, revenues from the TTA Agreement are being recognized on a straight-line basis over the period of the license agreement. As of March 31, 2007, the Company has deferred revenue associated with the TTA Agreement in the amount of $1.0 million. During the three months ended March 31, 2007, revenues recognized by the Company from the sale of products to STK and its related companies and from certain other contractual arrangements totalled approximately $17,000. As of March 31, 2007, accounts receivable includes $11,000 due from STK and customer deposits includes $43,000 received from STK.

Liquidity, Capital Resources and Risk Factors

At March 31, 2007 the Company had $21.5 million (December 31, 2006 - $27.9, March 31, 2006 - $16.5 million) in net cash reserves. The Company invests its cash, in accordance with its investments policy, in highly-liquid, highly-rated financial instruments such as banker's acceptances and term deposits. At March 31, 2007 approximately $0.9 million of cash was restricted. The restricted cash is related to a security deposit in respect of the Boston joint venture property and lease arrangements ($0.7 million) and a standby letter of credit associated with a contract in the Boston operation ($0.2 million). Working capital was $26.1 million at March 31, 2007 compared to $32.4 million at December 31, 2006 and $15.3 million at March 31, 2006. The decrease in working capital compared to the year end is primarily due to the lower cash balance. The increase in working capital compared to the prior year quarter is primarily due to a combination of higher cash balance (higher by $4.8 million) and higher non-cash working capital levels (higher by $6.1 million). Non-cash working capital balances at March 31, 2007 were comparable to the year end. The increase compared to the prior year quarter of $6.1 million is primarily due to the increases in accounts receivable (higher by $3.0 million) and inventory (higher by $1.5 million) as described above, the decrease in the short term note payable as the note has since been refinanced and classified as long term), partially offset by the decreases

in contributions receivable and prepaid expenses and an increase in accounts payable.

The Company has incurred losses since its inception as it has invested in the development of its Technology. Although the Company is active in a number of revenue generating programs it also continues to incur product development costs. As a result, the Company has relied on its financing activities to fund its operations. For the year ended December 31, 2006 the Company raised approximately $31.9 million in equity financing, net of issue costs. In addition, Azure is eligible, subject to TPC conditions, to access the maximum grant of up to $9.0 million available under the terms of the TPC contribution agreement. As at March 31, 2007 the Company had claimed approximately $6.2 million in accordance with the terms of the TPC agreement and is therefore eligible for further contributions totalling approximately $2.8 million.

The Company intends to use its cash resources and available financing arrangements from TPC to fund ongoing product development and commercialization activities in 2007. The Company is generating revenue and expects the volumes to grow as additional products are brought into production. Additional financing may be required in the future, to allow for the uninterrupted development of its various products through the commercialization stage. The raising of financing to fund operations remains subject to uncertainty and there is no assurance that such financing will be available on commercially reasonable terms.

The Company holds substantially all of its cash at a recognized Canadian national financial institution, and as such is exposed to all of the risks associated with that institution. The Company operates in foreign markets and has foreign subsidiaries and is therefore exposed to foreign currency exchange risk. Azure's operations are subject to all of the risks inherent in the establishment of a new business enterprise – please see Risk Factors – Annual Information Form, dated March 21, 2007 (this document and additional information relating to the Company is available for inspection at www.sedar.com). These risks include the practical risks of implementation and execution of its commercialization strategy (for example, the risk that Azure is delayed in the development of customer product requirements specified in development agreements, or is delayed in the process of establishing the infrastructure required to support its commercialization plans). To better manage all risk factors, the Company has a system of reporting and measuring progress towards milestones on a regular basis. The Company has an organization structure commensurate with its growth plans and is implementing an internal control and process system supported by an appropriate ERP system that will encompass all existing engineering/support operations. Management accepts the responsibility of ensuring that control systems and procedures are established and are effective and monitored and is required to report to the Board and its sub-committees on a regular basis on such matters.

The Company has no long-term contractual purchase obligations. Contractual commitments in respect of leased premises and equipment, totalling $8.1 million over the next five years, are described in note 7 to the March 31, 2007 financial statements.

Other MD&A Requirements

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the quarterly filings of the Company are being prepared, in an accurate and timely manner in order for the Company to comply with its continuous disclosure and financial reporting obligations and in order to safeguard assets. Management has concluded that the Company's disclosure controls and procedures, as of the end of the period covered by the annual filings, are effective in providing reasonable assurance that material information is accumulated and disclosed accurately. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls and procedures should not exceed their expected benefits. As such, the Company's disclosure controls and procedures can only provide reasonable assurance, and not absolute assurance, that the objectives of such controls and procedures are met.

The Corporation's financial reporting procedures and practices have enabled the certification of Azure Dynamics' quarterly filings in compliance with Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". Management has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements and other annual filings in accordance with Canadian Generally Accepted Accounting Principles.

There have been no changes to the Company's internal control over financial reporting that occurred during the most recent interim period that have materially.affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Additional Information

Additional information regarding Azure, including its Annual Information Form, can be found on SEDAR at www.sedar.com.


AZURE
DYNAMICS



News Release

AZURE DYNAMICS ANNOUNCES THE APPOINTMENT OF JIM PADILLA TO ITS BOARD OF DIRECTORS

Toronto, Ontario – May 10, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles, is pleased to announce the appointment of Mr. James J. Padilla, former President and Chief Operating Officer of Ford Motor Company ("Ford"), to its Board of Directors, subject to normal regulatory approvals and procedures.

"Jim's 40 years of experience in the automotive industry and his business acumen will be an invaluable resource to Azure Dynamics," said D. Campbell Deacon, Chairman of Azure Dynamics. "Not only does he understand the workings and culture of Ford, one of our most important strategic partners, but he also has extensive experience as a director of automotive engineering and manufacturing. We look forward to benefiting from Jim's strategic input and guidance as we advance the commercialization of core products."

"I'm very pleased to be joining the Azure Dynamics team. The compound demands for fuel efficiency and environmental improvements require innovative solutions for transportation. Azure Dynamics has demonstrated creative solutions that provide for better fuel economy and a cleaner environment," said Mr. Padilla. "Applications of these technologies will grow dramatically in the near future and Azure Dynamics is at the leading edge of these innovations."

Mr. Padilla's distinguished career in the automotive industry started in 1966 when he joined Ford as a quality control engineer. He retired as President and COO of Ford in July 2006. Prior thereto, Mr. Padilla served in a number of progressive senior management roles, including: Group Vice President, Global Manufacturing and Quality; Chief Operating Officer and Chairman of Ford's Automotive Operations; Group Vice President, Ford North America; and Ford's Executive Vice President and President of The Americas, where he was responsible for all operations in the development, manufacturing, marketing and sales of Ford, Mercury and Lincoln vehicles in the United States, Canada, Mexico and South America.

Mr. Padilla holds Bachelors and Masters degrees in Chemical Engineering and a Masters degree in Economics from the University of Detroit - Mercy. He was appointed a White House Fellow serving as a special assistant to the U.S. Secretary of Commerce in 1978 and 1979. In 2001, he was named a Fellow by the National Academy of Engineering. Mr. Padilla is a member of the U.S. Department of Commerce's Manufacturing Council. He was a former Chair of the Corporate Board of Advisors of the National Council of La Raza.

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions. For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.
-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles.

Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220 ext 105
Email: sglaser@azuredynamics.com


AZURE
DYNAMICS




FedEx
Express

FEDEX EXPRESS, AZURE DYNAMICS ENTER AGREEMENT TO DEVELOP HYBRID ELECTRIC POWERTRAIN

Toronto, Ontario – May 15, 2007 – FedEx Express, a subsidiary of FedEx Corp. (NYSE: FDX) today announced it has signed agreements with Azure Dynamics Corporation (TSX: AZD & LSE: ADC) a leading developer of hybrid-electric and electric powertrains for commercial vehicles, to develop gasoline parallel hybrid-electric powertrains for their delivery fleet.

Under terms of the agreements, Azure will supply a parallel hybrid-electric test vehicle to FedEx Express for the Ford E-450 hybrid commercial delivery van development program. Once the development phase is completed, FedEx Express has committed to purchase a minimum of 20 pre-production parallel hybrid-electric Ford E-450 delivery vans to be delivered by May 2008.

"FedEx Express introduced hybrid-electric vehicles to the commercial vehicle market six years ago, and we look forward to further advancing this important, environmentally-conscious initiative with Ford and Azure Dynamics," said John Formisano, Vice President, Global Vehicles, FedEx Express. "We continue to look for opportunities for economic efficiencies, environmental stewardship and being a good corporate citizen. We are encouraged that this project can do just that."

"These agreements with FedEx Express provide an opportunity for greater customer input in product development, as well as a high-profile, multinational fleet as a lead customer for the Ford E-450 parallel hybrid electric vehicle," said Scott Harrison, CEO of Azure Dynamics. "We look forward to our association with FedEx Express, and to working with Ford in support of the FedEx commitment to cleaner-energy transportation solutions."

In 2004, FedEx Express introduced the FedEx OptiFleet E700, an environmentally-superior delivery truck, into its delivery fleet. With 93 hybrid-electric vehicles in service in North America that have traveled more than one million miles, FedEx Express has the largest fleet of hybrid-electric delivery vehicles of any transportation company within the United States.

About FedEx Corp.
FedEx Corp. (NYSE: FDX) provides customers and businesses worldwide with a broad portfolio of transportation, e-commerce and business services. With annual revenues of $35 billion, the company offers integrated business applications through operating companies competing collectively and managed collaboratively, under the respected FedEx brand. Consistently ranked among the world's most admired and trusted

employers, FedEx inspires its more than 275,000 employees and contractors to remain "absolutely, positively" focused on safety, the highest ethical and professional standards and the needs of their customers and communities. For more information, visit fedex.com.

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions. For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.
-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles.

Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Azure Dynamics:

Mark Federle, Senior Vice-President, Sales (781) 932-9009
Email: mfederle@azuredynamics.com

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220 ext 105
Email: sglaser@azuredynamics.com

FedEx:
Ryan Furby (901) 434-7785
Email: ryan.furby@fedex.com

FORM 51-102F3
MATERIAL CHANGE REPORT



Item 1. **Address and Name of Company:**

Azure Dynamics Corporation
Suite 400, 350 Bay Street
Toronto, Ontario
M5H 2S6

Item 2. **Date of Material Change:**

May 14, 2007

Item 3. **News Release:**

A Press Release was issued by Azure Dynamics Corporation on May 14, 2007 by CNW Group in Toronto, Ontario.

Item 4. **Summary of Material Change:**

Toronto, Ontario – May 14, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") announced the appointment of Mr. James J. Padilla, former President and Chief Operating Officer of Ford Motor Company ("Ford"), to its Board of Directors, subject to normal regulatory approvals and procedures.

Item 5. **Full Description of Material Change:**

Toronto, Ontario – May 14, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") announced the appointment of Mr. James J. Padilla, former President and Chief Operating Officer of Ford Motor Company ("Ford"), to its Board of Directors, subject to normal regulatory approvals and procedures.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

Not applicable

Item 7. **Omitted Information:**

Not applicable

Item 8. **Executive Officer:**

Steven K. Glaser
Vice President, Corporate Affairs
Telephone: (416) 367-0220 ext 105

Item 9. **Date of Report:**

May 15, 2007

AZURE DYNAMICS CORPORATION



INSTRUMENT OF PROXY
FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS
June 12, 2007

The undersigned shareholder of Azure Dynamics Corporation (the "Corporation") hereby appoints Mr. Scott T. Harrison, Chief Executive Officer of the Corporation, or failing him, Mr. Daniel P. Renzella, Senior Vice-President, Finance and Chief Financial Officer of the Corporation, or instead of any of the foregoing, ______________________________, as proxyholder of the undersigned at the Annual General and Special Meeting of the Shareholders (the "Meeting"), to be held at 4:30 local time at The National Club, 303 Bay Street, Toronto, Ontario on June 12, 2007, and at any adjournment or adjournments thereof, and at any ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's direction, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. Resolution setting the number of directors to be elected at eight (8).

   FOR ❑ AGAINST ❑

2. Election of the nominees named in the Management Information Circular, dated April 20, 2007 and accompanying this Instrument of Proxy (the "Management Information Circular"), to the Board of Directors.

   FOR ❑ WITHHOLD ❑

3. Appointment of BDO Dunwoody, LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year.

   FOR ❑ WITHHOLD ❑

4. Resolution in the form set out in the Management Information Circular approving amendments to the Corporation's Stock Option Plan, as described in the Management Information Circular.

   FOR ❑ AGAINST ❑

5. Resolution in the form set out in the Management Information Circular approving the Deferred Share Unit Plan of the Corporation, as described in the Management Information Circular.

   FOR ❑ AGAINST ❑

6. Resolution in the form set out in the Management Information Circular approving an amendment to the articles of the Corporation to allow for shareholder meetings to be held in additional locations, as described in the Management Information Circular.

   FOR ❑ AGAINST ❑

7. To transact such further or other business as may properly come before the Meeting or at any adjournment thereof.

At the said discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matters that may be properly brought before the meeting or any adjournment thereof, in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This instrument of proxy is solicited on behalf of the management of the Corporation. If this instrument of proxy is received, the shares it represents will be voted as the shareholder indicates above. If this instrument of proxy is received but no direction is given above, the shares will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder other than those designated above, who need not be a shareholder, to attend and act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointment should be legibly printed in the blank space provided. Such shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and should instruct him on how the shareholder shares are to be voted.

This Instrument of Proxy must be dated and executed by the shareholder or dated and executed by the shareholder's attorney on behalf of the shareholders if such shareholder's attorney is authorized in writing to do so. If executed by the shareholder's attorney, proof of written authorization must be attached to this Instrument of Proxy.

THE UNDERSIGNED HEREBY revokes any proxies previously given.

DATED this ______ day of ________________, 2007.

____
(Signature of Shareholder)

____
(Signature of Shareholder)

NOTES:

1. This Instrument of Proxy will not be valid and will not be acted upon or voted unless it is completed as outlined herein and delivered to the Corporation care of the offices of Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time set out for the Meeting and any adjournment thereof. Registered shareholders may also vote on line at www.voteproxyonline.com.
2. If the shareholder is an individual, this Instrument of Proxy must be executed by the shareholder or his attorney authorized in writing.
3. If the shareholder is a corporation, this Instrument of Proxy must be executed under corporate seal or by a duly authorized officer or attorney of the Corporation.
4. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such.

AZURE DYNAMICS CORPORATION


AZURE
DYNAMICS

ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS
TO BE HELD ON JUNE 12, 2007



TO BE HELD AT:

The National Club
303 Bay Street
Toronto, Ontario
4:30 p.m. (local time)

Dated: April 20, 2007

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS........... 1

SOLICITATION OF PROXIES 2

RECORD DATE AND RIGHT TO VOTE 2

APPOINTMENT OF PROXYHOLDERS 2

REVOCABILITY OF PROXY 2

EXERCISE OF DISCRETION BY PROXYHOLDERS 3

VOTING BY NON-REGISTERED SHAREHOLDERS 3

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF 4

MATTERS TO BE ACTED ON AT THE MEETING 4

OTHER PUBLIC COMPANY DIRECTORSHIPS AND COMMITTEE APPOINTMENTS 10

CORPORATE GOVERNANCE DISCLOSURE 11

STATEMENT OF EXECUTIVE COMPENSATION 11

- Compensation of Named Executive Officers 11
- Options Granted During the Year Ended December 31, 2006 13
- Option Exercises During the Year Ended December 31, 2006 and Year End Option Values.. 13
- Long Term Incentive Plans................................ 14
- Termination of Employment, Change in Responsibilities and Employment Contracts..... 14
- Compensation of Directors................................ 15
- Director's and Officer's Liability Insurance 15

COMPOSITION OF THE COMPENSATION, HUMAN RESOURCE, CORPORATE GOVERNANCE AND NOMINATING COMMITTEE 15

REPORT ON EXECUTIVE COMPENSATION..... 15

- Base Salaries 16
- Bonuses 16
- Long-Term Incentive Compensation 16

PERFORMANCE GRAPH 17

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS 18

CURRENT STOCK OPTION PLAN...................... 18

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES 20

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS............................... 21

REGULATORY MATTERS AND BANKRUPTCIES AND INSOLVENCIES 21

ADDITIONAL INFORMATION 21

DIRECTORS' APPROVAL 22

SCHEDULE A - National Instrument 58-101 ("NI-58-101") Corporate Governance Compliance Table

SCHEDULE B - Mandate of the Board of Directors of Azure Dynamics Corporation

SCHEDULE C - Proposed Amended Stock Option Plan of Azure Dynamics Corporation

AZURE DYNAMICS CORPORATION


AZURE
DYNAMICS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of Azure Dynamics Corporation (the "Corporation"), will be held at The National Club, 303 Bay Street, Toronto, Ontario at 4:30 p.m. (local time) on June 12, 2007 (the "Meeting Date") for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2006 together with the report of the auditor thereon;
2. to fix the number of directors to be elected at eight (8);
3. to elect directors for the ensuing year;
4. to appoint the auditor for the ensuing year;
5. to approve amendments to the Corporation's Stock Option Plan, as described in the Management Proxy Circular;
6. to approve the Deferred Share Unit Plan of the Corporation, as described in the Management Proxy Circular;
7. to approve an amendment to the articles of the Corporation to allow for shareholder meetings to be held in additional locations, as described in the Management Proxy Circular; and
8. to transact such further or other business as may properly come before the Meeting or at any adjournment thereof.

The specific details of the matters proposed to be dealt with at the Meeting are set forth in the Management Proxy Circular accompanying this Notice. A supplemental mailing list return card and a return envelope accompany this Notice, as well as an annual report request form.

Only holders of record of Common Shares of the Corporation at the close of business on May 10, 2007 (the "Record Date") are entitled to notice of and to attend the Meeting or any adjournment(s) thereof and to vote thereat.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please date and sign the enclosed form of proxy and return it in the enclosed envelope. In order to be valid and acted upon at the Meeting, forms of proxy must be received by the Corporation's registrar and transfer agent, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, not less than 48 hours, excluding Saturday, Sunday and holidays, prior to the time of the Meeting or any adjournment(s) thereof

If you are an unregistered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided therein.

DATED this 20th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "D. Campbell Deacon"

D. Campbell Deacon,
Chairman

AZURE DYNAMICS CORPORATION

MANAGEMENT PROXY CIRCULAR

For the Annual General and Special Meeting of Shareholders to be held on June 12, 2007

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF AZURE DYNAMICS CORPORATION (hereinafter referred to as the "Corporation" or "Azure") for use at the Annual General and Special Meeting (the "Meeting") of holders (the "Shareholders") of common shares ("Common Shares") of the Corporation to be held on June 12, 2007, at 4:30 p.m. local time at The National Club, 303 Bay Street, Toronto, Ontario and at any adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Meeting. Information contained in this Circular is given as at April 20, 2007, unless otherwise stated.

It is expected that the solicitation of proxies will be primarily by mail but may also be made by telephone, facsimile transmission or other electronic means of communication or in person by the directors, officers and employees of the Corporation; the cost of such solicitation will be borne by the Corporation.

RECORD DATE AND RIGHT TO VOTE

The record date for determining Shareholders entitled to receive notice of and to vote at the Meeting has been fixed by the Board of Directors of the Corporation as May 10, 2007 (the "Record Date"). Only holders of Common Shares at the close of business on the Record Date are entitled to notice of the Meeting or any adjournment or adjournments thereof and to vote thereat unless, after the Record Date, a holder of record transfers his Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests before the Meeting that the transferee's name be included in the list of Shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.

APPOINTMENT OF PROXYHOLDERS

Registered Shareholders may vote in person at the Meeting, or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place. The persons named in the enclosed form of proxy are directors and/or officers of the Corporation, respectively. **A SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON OR COMPANY TO REPRESENT HIM OR HER AT THE MEETING OTHER THAN THE PERSON OR COMPANY DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. TO EXERCISE THIS RIGHT, THE SHAREHOLDER SHOULD INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES OR SUBMIT ANOTHER APPROPRIATE PROXY.**

In order to be effective, the proxy must be mailed so as to be deposited at the office of the Corporation's transfer agent, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, not less than 48 hours, excluding Saturday, Sunday and holidays, before the time for the holding of the Meeting or any adjournment(s) thereof. The instrument appointing a proxy shall be in writing under the hand of the Shareholder or his attorney, or, if such Shareholder is a corporation, under its corporate seal, and executed by a director, officer or attorney thereof duly authorized.

REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to the revocation in any other manner

permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the office of the Corporation's transfer agent, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, not less than 48 hours, excluding Saturday, Sunday and holidays, before the time for holding the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Pursuant to National Instrument 54-101 a non-registered holder (being a Shareholder whose Common Shares are held by an intermediary) who has given voting instructions to his or her intermediary may revoke such instruction at any time by written notice to such intermediary, provided that the intermediary is not required to act on a revocation of voting instructions received by it within seven (7) days of the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDERS

All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy the Common Shares represented by the proxy will be voted in accordance with such specification. **IN THE ABSENCE OF SUCH SPECIFICATION, SUCH COMMON SHARES WILL BE VOTED "FOR" ALL OF THE MATTERS SET FORTH IN THIS CIRCULAR AND ALL MATTERS PROPOSED BY MANAGEMENT TO BE ACTED UPON.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this circular, management knows of no such amendment, variation or other matter.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many public Shareholders, as a substantial number of the public Shareholders do not hold shares in their own name. Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares owned by a person (a "non-registered holder") are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Management Proxy Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of Common Shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed it, this form of proxy is not required to be signed by the non-registered holder when submitting it. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly

complete this form of proxy as received from the Intermediary, and deliver it as specified; or

(b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions, which contains a removable label containing a bar code and other information. In order for such form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. **Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares. As of April 20, 2007, there were 198,276,177 Common Shares and no preferred shares issued and outstanding. The holders of Common Shares are entitled to one (1) vote at the Meeting for each share held.

The Record Date for the determination of Shareholders entitled to receive the Notice is at the close of business on May 10, 2007. In accordance with the provisions of the *Business Corporations Act* (Alberta) (the "ABCA"), the Corporation will prepare a list of holders of Common Shares at the close of business on the Record Date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting.

To the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Common Shares of the Corporation, other than BlackRock, Inc. and Oppenheimer International Small Company Fund, which, as at April 20, 2007 own approximately 24,000,000 and 21,000,000 respectively, of the issued and outstanding Common Shares of the Corporation, which represents 12.1% and 10.5%, respectively, of the issued and outstanding Common Shares of the Corporation.

MATTERS TO BE ACTED ON AT THE MEETING

The following are the matters to be acted upon at the Meeting:

1. Fix the Number of Directors

The Shareholders will be asked to consider a resolution fixing the number of directors to be elected at the Meeting. The articles of the Corporation provide that the board of directors of the Corporation (the "Board") may consist of a minimum of one (1) and a maximum of fifteen (15) directors. Management proposes that the number of directors to be elected at the Meeting be set at eight (8). There are presently ten (10) directors of the Corporation, each of whom retires from office at the Meeting. Unless

otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of setting the number of directors to be elected at the Meeting at eight (8).

2. Election of Directors

The Shareholders will be asked to consider a resolution electing the directors of the Corporation to hold office until the next annual meeting of Shareholders. Management proposes that the Board will consist of eight (8) members and that the under-mentioned persons will be nominated at the Meeting. Each director elected will hold office until the next annual meeting of the Shareholders or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Corporation's articles or by-laws.

It is the intention of the management designees, if named as proxy, to vote for the election of the following persons to the Board unless otherwise directed. Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, **the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless the shareholder has specified in his or her proxy that his or her Common Shares are to be withheld from voting on the election of directors.**

The following table provides the names and cities of residence of all persons proposed to be nominated for election as directors by management, the date on which each became a director of the Corporation, the present and prior occupations of such persons and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each. The persons nominated are, in the opinion of management, qualified to direct the activities of the Corporation until the next annual meeting of the Shareholders and all nominees have indicated their willingness to stand for election.

Nominee Director and Residence	Position Presently Held	Principal Occupation	Director Since	Common Shares Beneficially Owned or Controlled as of April 20, 2007
Nicholas O. Brigstocke[1][2] London, United Kingdom	Director	Independent businessman. Formerly Chairman, UK Equity Capital Markets at Credit Suisse First Boston Ltd. from 1998 to 2001.	October 2001	414,568
Wu Tzu Chien Singapore	Director	President Special Projects, Singapore Technologies Engineering.	February 2005	Nil
D. Campbell Deacon Toronto, Ontario	Chairman and Director	Chairman and Director of the Corporation.	April 2001	1,053,243
David E. Deacon Toronto, Ontario	Deputy Chairman, Executive Vice President and Director	Deputy Chairman and Executive Vice President of the Corporation.	May 2004	558,603
Robert A. Donaldson, Q.C.[1][2] Toronto, Ontario	Director	Independent businessman, lawyer and consultant.	July 2003	765,611

Nominee Director and Residence	Position Presently Held	Principal Occupation	Director Since	Common Shares Beneficially Owned or Controlled as of April 20, 2007
Scott T. Harrison Birmingham, Michigan	Chief Executive Officer and Director	Chief Executive Officer of the Corporation. Formerly Group President - Suspension Components at Hays Lemmerz International	April 2007	Nil
James J. Padilla Sarasota, FL	Director	Former President and Chief Operating Officer, Ford Motor Company	May 2007	Nil
Dennis A. Sharp[(1)] Calgary, Alberta	Director	Executive Chairman of UTS Energy Corporation since 1998.	April 2001	762,410

Notes:

(1) Member of Audit Committee.

(2) Member of Compensation, Human Resource, Corporate Governance and Nominating Committee.

The Board has an Audit Committee and a Compensation, Human Resource, Corporate Governance and Nominating Committee. The members of the Audit Committee are Nicholas O. Brigstocke, Robert A. Donaldson and Dennis A. Sharp (Chair). The members of the Compensation, Human Resource, Corporate Governance and Nominating Committee are Nicholas O. Brigstocke, Thomas N. Davidson, Sr. (who is not standing for re-election at the Meeting) and Robert A. Donaldson (Chair).

As at April 20, 2007, the directors and officers of Azure, as a group, beneficially own, directly or indirectly, or exercise control or direction over 4,327,379 Common Shares. This represents approximately 2.2% of the number of Common Shares outstanding.

3. Appointment of Auditors

Shareholders will be asked to consider a resolution appointing auditors of the Corporation to act until the next annual meeting of Shareholders. Management proposes the firm BDO Dunwoody LLP, Chartered Accountants be appointed as auditors of the Corporation. BDO Dunwoody LLP, Chartered Accountants have been the auditors of the Corporation since April 2001. Unless otherwise directed, the management designees, if named as proxy, intend to vote for the appointment of BDO Dunwoody LLP, Chartered Accountants as the auditors of the Corporation to hold office until the next annual meeting of the Shareholders at a remuneration to be fixed by the Board.

4. Approval of Amendments to Stock Option Plan

At the Meeting, Shareholders will be asked to consider a resolution approving amendments to the Corporation's current stock option plan (the "Current Plan"), which was last approved by Shareholders on June 21, 2005. A full copy of the proposed stock option plan, as amended (the "Amended Plan") is attached as Schedule C hereto. The proposed amendments are:

(i) Clarification of the amendment provisions in accordance with TSX requirements. Under the Amended Plan, the Board may amend the Amended Plan and any securities granted thereunder in any manner or discontinue it at any time, without the approval of the Shareholders, provided that: (i) the consent of the applicable Option holders must be obtained for any amendment that would adversely affect any outstanding Options and (ii) the approval of the Shareholders must be obtained for any amendment that would have the effect of increasing the maximum number or percentage of Common Shares issuable pursuant to the Amended Plan, changing the limits to insider participation in the

Amended Plan, changing the amendment provisions of the Amended Plan, or changing the exercise price or terms of Options held by insiders. The amendments that can be made without shareholder approval may for example include, without limitation, amendments related to: (i) changing the vesting provisions of Options; (ii) changes to the termination provisions of Options that do not entail an extension beyond the original expiry date of the Options, (iii) amendments respecting administration of the Amended Plan, and (iv) the addition of provisions relating to any form of financial assistance provided by the Corporation to participants that would facilitate the purchase of securities under the Amended Plan.

(ii) Extension of the expiry time of Options for Options that expire during or within two (2) business days after a blackout period self imposed by the Corporation. Specifically, in the event that an Option's expiry date falls during or within two (2) business days following the end of a black out period self imposed on the Corporation pursuant to its policies (a "Black Out Period"), the expiry date of such Option shall be extended for a period of ten (10) business days following the end of the Black Out Period (the "Black Out Expiration Term").

Details of the terms of the Current Plan can be found below under the heading "Stock Option Plan".

At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate, pass the following ordinary resolution to approve these amendments to the Current Plan:

"**BE IT RESOLVED** as an ordinary resolution of the Shareholders of the Corporation that:

1. the stock option plan of the Corporation, as amended and as set out in Schedule C of the Circular of the Corporation dated April 20, 2007, be approved; and

2. any one officer or director is hereby authorized to execute and deliver any documents, instruments or other writings and to do all other acts as may be necessary or desirable to give effect to the foregoing resolution."

To be effective, this ordinary resolution must be passed by a simple majority of the votes cast thereon by the Shareholders present in person or by proxy at the Meeting. If the amendments to the Amended Plan are approved by the Shareholders at the Meeting, the rules of the TSX require that the Corporation place the Amended Plan before the Shareholders for their re-approval at every third annual general meeting held by the Corporation after the Meeting.

5. Approval of Deferred Share Unit Plan

At the Meeting, the shareholders of the Corporation will be asked to consider and, if deemed advisable, approve an ordinary resolution to ratify and confirm the Deferred Share Unit Plan approved by the Board on May 8, 2007(the "DSU Plan").

The Corporation has developed the DSU Plan to enhance its ability to attract, retain and reward highly qualified individuals who are not employees or officers of the Corporation to serve as non-executive directors of the Corporation and to reward and retain a group of senior management and other key employees selected to participate in the DSU Plan ("selected employees") by providing a tax deferred capital accumulation opportunity through deferral of compensation.

Under the DSU Plan, non-executive directors can elect to receive up to 100% of their retainer fees in deferred share units ("DSUs"). The DSU Plan also provides the Compensation, Human Resource, Corporate Governance and Nominating Committee with the authority to make discretionary grants of DSUs to directors as an additional component of their compensation. The DSU Plan allows selected employees to receive up to 100% of their annual performance bonus and/or up to 100% of their annual

group RRSP amount in DSUs. The DSU Plan also provides the Compensation, Human Resource, Corporate Governance and Nominating Committee with the authority to make discretionary grants of DSUs to selected employees as part of their annual remuneration.

Non-executive directors must elect to receive DSUs in lieu of a cash retainer prior to the year in which the retainer will be earned, provided that if they are elected or appointed part way through a year, they must elect within thirty (30) days of being elected or appointed to receive DSUs for that year, and further provided that for 2007 only, they must elect by June 15, 2007 to receive DSUs for 2007. All selected employees must elect to receive DSUs in lieu of all or a portion of their annual performance bonus at least ten (10) business days prior to the date set by the Corporation to determine such bonuses. Any election made lasts for one (1) year and, once made, is irrevocable for such year. If no election is made by the non-executive director or selected employee, they will receive cash.

Under the DSU Plan, where DSUs are issued to non-executive directors or selected employees in lieu of cash compensation, the number of DSUs is determined by dividing the amount payable by the five (5) day weighted average trading price of the Common Shares on the TSX immediately prior to the applicable date. DSUs vest immediately upon being awarded and are not assignable except upon the death of a participant to a designated beneficiary or the estate of the participant.

Once a non-executive director or selected employee ceases to be a director or employee of the Corporation or one of its affiliates, including by way of termination, resignation, retirement, disability or death, the Corporation is obligated to make payment in respect of such person's DSUs. To satisfy the payment obligation, the Corporation can, in its sole discretion, either pay the person a lump sum cash payment, net of applicable withholdings, equal to the number of DSUs held by the person multiplied by the five (5) day weighted average trading price of the Common Shares on the settlement date or deliver to the person Common Shares for each DSU held plus a cash settlement for any fractional shares. Any Common Shares to be delivered in satisfaction of the Corporation's obligations may, subject to compliance with applicable rules and regulations be made through the facilities of the TSX or may be issued from treasury.

The maximum number of Common Shares reserved for issuance from treasury under the DSU Plan at any time shall not exceed 3,900,000 Common Shares, which represents less than 2% of the Corporation's current outstanding Common Shares. The DSUs issued pursuant to the DSU Plan, together with all of the Corporation's other previously established or proposed security based compensation arrangements, may not result at any time in the aggregate number of Common Shares reserved for issuance from the Corporation's treasury to insiders exceeding 10% of the outstanding issue or the issuance to insiders from the Corporation's treasury, within a one (1) year period, of an aggregate number of Common Shares exceeding 10% of the outstanding issue The DSU Plan is an unfunded plan and any obligations of the Corporation under the DSU Plan are unsecured.

The existence of DSUs will not affect the rights of the Corporation to make any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off or other distribution of the Corporation's assets to Shareholders or any other change affecting the Common Shares. However, such adjustments as are required to reflect such change shall be made to the number of DSUs credited to a person under the DSU Plan.

The Corporation retains the right to amend, suspend or terminate the DSU Plan at any time, without Shareholder approval, subject to the prior consent of the TSX if required under TSX rules, provided that the Board may not do any of the following without obtaining approval of the Shareholders: (a) increase the maximum number of Common Shares that may be issuable from the Corporation's treasury under the DSU Plan; (b) alter or impair any DSUs previously granted to a holder without the consent of that holder; or (c) materially increase the benefits under the DSU Plan. If the DSU Plan is terminated, the provisions of the Plan and any rules and regulations adopted by the Board and in force at the time of termination shall continue in effect during the time DSUs are outstanding.

At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate, pass the following ordinary resolution to approve the DSU Plan:

"**BE IT RESOLVED** as an ordinary resolution of the Shareholders of the Corporation that:

1. the adoption of the Deferred Share Unit Plan is hereby ratified and approved and the Corporation is authorized to issue Deferred Share Units pursuant thereto; and

2. any one officer or director is hereby authorized to execute and deliver any documents, instruments or other writings and to do all other acts as may be necessary or desirable to give effect to the foregoing resolution."

To be effective, this ordinary resolution must be passed by a simple majority of the votes cast thereon by the Shareholders present in person or by proxy at the Meeting.

6. Approval of Amendment to the Articles to Allow Shareholder Meetings to be held in Additional Locations

At the Meeting, the Shareholders will be asked consider and, if deemed advisable, approve a special resolution to amendment to the articles of the Corporation to allow shareholder meetings to be held in the additional locations of Detroit, Michigan and Chicago, Illinois.

The articles of the Corporation currently provide that meetings of the Shareholders shall be held in the Greater Vancouver Regional District in British Columbia, in Toronto, Ontario and in London, England, in addition to anywhere in Alberta that the directors determine. This amendment to the articles would allow Shareholders meetings to also be held in Detroit, Michigan and in Chicago, Illinois.

At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate, pass the following special resolution to approve this amendment to the articles to allow Shareholders meetings to also be held in Detroit, Michigan:

"**BE IT RESOLVED** as a special resolution of the Shareholders of the Corporation that:

1. Section (2) of "Other Rules and Provisions" be and it is hereby amended to read as follows, effective immediately:

   "(2) Meetings of shareholders of the Corporation shall be held in the Greater Vancouver Regional District in the Province of British Columbia, the City of Toronto in the Province of Ontario, the City of Detroit, in the State of Michigan, the City of Chicago, in the State of Illinois, and London, England in addition to anywhere in Alberta that the directors determine."

2. Any one officer or director is hereby authorized to execute and deliver any documents, instruments or other writings and to do all other acts as may be necessary or desirable to give effect to the foregoing resolution, including executing and filing Articles of Amendment as directed by the Registrar of Corporations pursuant to the ABCA."

In order to be effective, this special resolution must be must be passed by a majority of not less than 2/3 of the votes cast thereon by the Shareholders present in person or by proxy at the Meeting.

7. Other Business

The financial statements for the year ended December 31, 2006 will be put before the Shareholders at the Meeting. The directors and officers of the Corporation are not aware of any matters, other than those indicated above, which may be submitted to the Meeting for action. However, if any other matters should

properly be brought before the Meeting, the enclosed proxy confers discretionary authority to vote on such other matters according to the best judgment of the person holding the proxy at the Meeting.

OTHER PUBLIC COMPANY DIRECTORSHIPS AND COMMITTEE APPOINTMENTS

The following table indicates whether a current director or nominee director is independent or not pursuant to *National Instrument 58-101 – Disclosure of Corporate Governance Practices* ("NI 58-101") and other public company directorships and committee appointments:

LIST OF NON-INDEPENDENT DIRECTORS		
DIRECTOR	**OTHER PUBLIC COMPANY DIRECTORSHIPS**	**COMMITTEE APPOINTMENTS**
D. Campbell Deacon	▪ CPI Plastics Group Limited	▪ Audit Committee ▪ Compensation and Human Resources Committee
	▪ UTS Energy Corporation	▪ Audit and Reserves Committee
	▪ Scandinavian Minerals Limited	▪ Audit Committee
David E. Deacon	▪ None	▪ None
Scott T. Harrison	▪ None	▪ None
LIST OF INDEPENDENT DIRECTORS		
DIRECTOR	**OTHER PUBLIC COMPANY DIRECTORSHIPS**	**COMMITTEE APPOINTMENTS**
Thomas N. Davidson, Sr. (Mr. Davidson is currently a director but is not standing for re-election at the Meeting)	▪ NuTech Precision Metals Ltd.	▪ None
	▪ MDC Partners	▪ Audit Committee and Governance Committee
	▪ TLC Vision Inc.	▪ Audit, Compensation and Governance Committees
	▪ OccuLogix Inc.	▪ Audit, Compensation and Governance Committees
Nicholas O. Brigstocke	▪ Turbo Power Systems Inc.	▪ Audit Committee ▪ Compensation Committee ▪ Corporate Governance Committee
	▪ Inter Pipeline Fund	▪ None
	▪ DDD Group PLC	▪ Audit Committee ▪ Compensation Committee ▪ Corporate Governance Committee
	▪ Healthcare Enterprise Group PLC	▪ Audit Committee ▪ Compensation Committee ▪ Corporate Governance Committee
	▪ Bridgewell Group PLC	▪ Audit Committee ▪ Compensation Committee ▪ Corporate Governance Committee
Wu Tzu Chien	▪ None	▪ None
Robert A. Donaldson, Q.C.	▪ CPI Plastics Group Limited	▪ Audit Committee ▪ Compensation and Human Resources Committee ▪ Nominating and Corporate Governance Committee

DIRECTOR	OTHER PUBLIC COMPANY DIRECTORSHIPS	COMMITTEE APPOINTMENTS
Roberto Quarta (Mr. Quarta is currently a director but is not standing for re-election at the Meeting)	▪ BBA Group plc	▪ None
	▪ BAE Systems PLC	▪ Audit and Remuneration Committee
James J. Padilla	▪ None	▪ None
Dennis A. Sharp	▪ UTS Energy Corporation	▪ None
	▪ EnCana Corporation	▪ Corporate Responsibility, Environment Health and Safety Committee ▪ Nominating and Corporate Governance Committee

CORPORATE GOVERNANCE DISCLOSURE

Every issuer that is listed on the TSX is required under NI 58-101 to disclose annually in its information circular certain information concerning its corporate governance practices. The Board is responsible for governance of the Corporation. The Board and senior management consider good governance to be central to the effective and efficient operation of the Corporation. The Corporation strives to ensure that its corporate governance practices provide for effective stewardship of the Corporation and evaluates its practices on an ongoing basis. The Corporation's principal objective in directing and managing its business and affairs is to enhance shareholder value. The Corporation believes that effective corporate governance improves corporate performance and benefits all Shareholders. Please refer to Schedule "A" attached to this Information Circular for a summary of the Corporation's compliance with the corporate governance guidelines contained in NI 58-101.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

Applicable securities laws require the Corporation to provide disclosure in this Circular of the compensation paid to the Chief Executive Officer, the Chief Financial Officer and each of the next three (3) most highly paid executive officers who were paid more than $150,000 and who were serving as such as at December 31, 2006 (collectively, the "Named Executive Officers").

The following table provides a summary of the compensation earned during each of the three (3) most recent fiscal periods ended December 31, 2006 by the Named Executive Officers.

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Fiscal Period**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options Granted[6] (#)**	**All Other Compensation[7] ($)**
D. Campbell Deacon[1] Deputy Chairman & Chief Executive Officer	2006 2005 2004	$300,000 $320,000 $250,000	$85,000 $130,000 $75,000	$27,000 $28,000 $24,500	500,000 900,000 400,000	Nil Nil Nil
Daniel P. Renzella[2] Senior Vice President, Finance & Chief Financial Officer	2006 2005 2004	USD $180,000 USD $150,000 N/A	USD $54,000 USD $29,000 N/A	USD $16,200 USD $1,800 N/A	300,000 300,000 N/A	Nil Nil N/A

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	Fiscal Period	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted[6] (#)	All Other Compensation[7] ($)
David E. Deacon[3] Deputy Chairman & Executive Vice President	2006 2005 2004	$280,000 $310,000 $250,000	$36,825 $93,000 $62,500	$26,000 $26,750 $24,500	400,000 750,000 400,000	Nil $110,000 Nil
Gregory P. Francis[4] President & Chief Operating Officer	2006 2005 2004	$280,000 $246,666 $195,000	$30,000 $75,000 $68,250	$26,000 $21,763 $18,150	400,000 590,000 180,000	Nil Nil Nil
Ronald V. Iacobelli[5] Chief Technology Officer	2006 2005 2004	$230,000 $212,500 $180,000	$30,000 $55,000 $36,000	$19,900 $19,025 $17,400	400,000 480,000 160,000	Nil Nil Nil

Notes:

(1) D. Campbell Deacon became Chairman and Chief Executive Officer of the Corporation on April 24, 2001. His role as Chairman changed to Deputy Chairman in December 2003. During the fiscal year ended December 31, 2006, D. Campbell Deacon received $15,000 in RRSP contributions made by the Corporation on his behalf ($16,000 in 2005, $12,500 in 2004) and was paid a car allowance of $12,000 ($12,000 in 2005, $12,000 in 2004). Of the $130,000 bonus for 2005, $55,000 was paid by way of issuance of 51,402 Common Shares at a deemed price of $1.07 per share.

(2) Daniel P. Renzella became Senior Vice President, Finance and Chief Financial Officer in September 2005. Prior to that, he held the position of Vice President, Finance from February 2005. Prior to that he was Vice President, Finance and Operations of Solectria Corporation, which merged with the Corporation in January 2005. During the fiscal period ended December 31, 2006, Daniel P. Renzella received $9,000 in 401K contributions made by the Corporation on his behalf (Nil in 2005) and was paid a car allowance of USD $7,200 (USD $1,800 in 2005). Of the USD $29,000 bonus for 2005, USD $9,000 was paid by way of issuance of 8,412 Common Shares at a deemed price of $1.07 per share. Other compensation in 2005 included a one-time payment made at the time of the acquisition of Solectria Corporation in January 2005 to Mr. Renzella in settlement of a bonus plan. The payment was made by Solectria in the form of Solectria common shares exchanged for 632,441 Azure common shares upon the acquisition closing.

(3) David E. Deacon became President and Chief Operating Officer of the Corporation on April 24, 2001. In February 2005, he resigned from that office and became Executive Vice President of the Corporation and was appointed Deputy Chairman in April 2005. During the fiscal year ended December 31, 2006, David E. Deacon received $14,000 in RRSP contributions made by the Corporation on his behalf ($14,750 in 2005, $12,000 in 2004) and was paid a car allowance of $12,000 ($12,000 in 2005, $12,000 in 2004). The $110,000 "Other Compensation" amount in 2005 was a one-time payment in settlement of an employment claim. In conjunction with this claim, the Corporation provided a $75,000 advance against the 2005 performance bonus. David E. Deacon was awarded a 2005 bonus of $93,000. However, $43,000 of the bonus was set off against the advance amount, resulting in a net bonus payment of $50,000 for 2005. The remaining $32,000 of the advance was forgiven in March 2006.

(4) Gregory P. Francis became Chief Financial Officer of the Corporation on September 28, 2001, Vice President, Finance on February 12, 2002 and Senior Vice President, Finance on January 14, 2004. In September 2005 he resigned from those offices and became President and Chief Operating Officer. During the fiscal period ended December 31, 2006, Gregory P. Francis received $14,000 in RRSP contributions made by the Corporation on his behalf ($11,563 in 2005, $9,750 in 2004) and was paid a car allowance of $12,000 ($10,200 in 2005, $8,400 for 2004). Of the $75,000 bonus for 2005, $25,000 was paid by way of issuance of 23,365 Common Shares at a deemed price of $1.07 per share.

(5) Ronald V. Iacobelli became Chief Technology Officer in September, 2005. Prior to that he held the position of Senior Vice President, Development and Operations of the Corporation commencing on January 14, 2004. Prior to that he held the position of Vice President, Strategic Development. During the fiscal period ended December 31, 2006, Ronald V. Iacobelli received $11,500 in RRSP contributions made by the Corporation on his behalf ($10,625 in 2005, $9,000 in 2004) and was paid a car allowance of $8,400 ($8,400 in 2005, $8,400 in 2004). Of the $55,000 bonus for 2005, $15,000 was paid by way of issuance of 14,019 Common Shares at a deemed price of $1.07 per share.

(6) All Options to purchase Common Shares were granted pursuant to the Corporation's Stock Option Plan.

(7) The aggregate value of perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus of the Named Executive Officer for the financial periods reflected in the table, unless otherwise indicated.

(8) Scott T. Harrison was appointed Chief Executive Officer of the Corporation on April 17, 2007. Mr. Harrison's base salary will be USD$290,000 per year. He will also receive a car allowance of USD$8,400 per year and health and other benefits not to exceed USD$22,000 per year. Mr. Harrison was also awarded 500,000 stock options upon his appointment.

Options Granted During the Year Ended December 31, 2006

The following table sets forth the Options to acquire Common Shares granted to each of the Named Executive Officers during the year ended December 31, 2006 pursuant to the Corporation's Stock Option Plan.

Name	Common Shares Under Option Granted (#)[1]	% of Total Options Granted to Employees in the Financial Year	Exercise Price ($/Share)	Market Value of Common Shares Underlying Options on the Date of Grant ($/Share)	Expiration Date
D. Campbell Deacon	500,000	7.7	0.87	0.87	December 10, 2013
Daniel P. Renzella	300,000	4.7	0.87	0.87	December 10, 2013
David E. Deacon	400,000	6.3	0.87	0.87	December 10, 2013
Gregory P. Francis	400,000	6.3	0.87	0.87	December 10, 2013
Ronald V. Iacobelli	400,000	6.3	0.87	0.87	December 10, 2013

Notes:

(1) All Options to purchase Common Shares were granted pursuant to the Corporation's Stock Option Plan and all vest as to one third (1/3) on the date of grant and one third (1/3) on each of the first and second year anniversaries of the date of grant.

Option Exercises During the Year Ended December 31, 2006 and Year End Option Values

The following table sets forth, with respect to the Named Executive Officers, all Options exercised during the period from December 31, 2005 to December 31, 2006 and the number of unexercised Options and the in-the-money value of the Options at December 31, 2006.

			Unexercised as at December 31, 2006 (#)		Value of Unexercised in-the-money Options as at December 31, 2006[1] ($)	
Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
D. Campbell Deacon	570,000	425,600	1,651,668	633,332	165,450	Nil
Daniel P. Renzella	Nil	Nil	300,000	300,000	Nil	Nil
David E. Deacon	905,000	600,550	1,113,335	516,665	54,400	Nil
Gregory P. Francis	225,000	158,250	906,668	463,332	37,200	Nil

			Unexercised as at December 31, 2006 (#)		Value of Unexercised in-the-money Options as at December 31, 2006[(1)] ($)	
Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald V. Iacobelli	140,000	122,400	888,334	426,666	92,650	Nil

Note:

(1) Based on the difference between the exercise price of the Options and the closing price of the Common Shares on the TSX on December 31, 2006 (the last trading day of the most recently completed financial year) of $0.79.

Long Term Incentive Plans

The Corporation currently has no long term incentive plans, other than Options granted from time to time by the Board under the provisions of the Corporation's Stock Option Plan, nor does it have any defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at the end of the most recently completed fiscal year ended December 31, 2006, the Corporation had employment contracts with D. Campbell Deacon, the Chief Executive Officer, David E. Deacon, the Executive Vice President, and Gregory P. Francis, the President and Chief Operating Officer, which provide that if a change of control occurs in the Corporation and they elect to terminate their employment within three (3) months of the date of the change of control, or in the event of termination without cause, then they will be paid a two (2) year severance payment, based on their salary, bonuses and benefits, and the right to exercise any unexercised and unvested Options held by them shall forthwith vest and become exercisable for a period of ninety (90) days, following which such Options shall be deemed to expire.

On April 17, 2007, Scott T. Harrison replaced D. Campbell Deacon as Chief Executive Officer and D. Campbell Deacon became Chairman of the Board. D. Campbell Deacon's employment contract, as described above, remains in effect. On April 17, 2007, the Corporation entered into an employment contract with Scott T. Harrison, the Chief Executive Officer which provides that if a change of control occurs in the Corporation and he elects to terminate his employment within three (3) months of the date of the change of control, or in the event of termination without cause, he will be paid a one (1) year severance payment, based on his salary, bonuses and benefits, and the right to exercise any unexercised and unvested Options held by him shall forthwith vest and become exercisable for a period of ninety (90) days, following which such Options shall be deemed to expire.

As at the end of the most recently completed fiscal year ended December 31, 2006, the Corporation had an employment contract with Daniel P. Renzella, the Chief Financial Officer which provides that if a change of control occurs in the Corporation and he elects to terminate his employment within three (3) months of the date of the change of control, or in the event of termination without cause, he will be paid a one (1) year severance payment, based on his salary, bonuses and benefits, and the right to exercise any unexercised and unvested Options held by him shall forthwith vest and become exercisable for a period of ninety (90) days, following which such Options shall be deemed to expire.

Compensation of Directors

In 2006, each independent director was entitled to receive a quarterly retainer in the amount of $6,250, a meeting attendance fee in the amount of $1,000 for each Board and committee meeting attended in person or by conference call, and to reimbursement for all out-of-pocket and travel expenses incurred attending Board and committee meetings. In addition, the Chair of the Board was entitled to receive an annual fee of $50,000, the Chair of the Audit Committee was entitled to receive an annual fee of $7,000 and the Chair of the Compensation, Human Resource, Corporate Governance and Nominating Committee was entitled to receive an annual fee of $5,000. The directors are also entitled to receive Options under the Corporation's Stock Option Plan. Each new independent director, upon joining the Board, is granted 150,000 Options to vest over three (3) years at an exercise price equal to the closing market price on the day preceding the grant date. At the commencement of each year, each independent director is also entitled to receive 75,000 Options (except for the Chair of the Board who receives 150,000 Options) to vest over three (3) years at an exercise price equal to the closing market price on the day preceding the grant date.

Based upon the above fee structure, the directors received a total CDN $253,000 in fees and expenses for the year ended December 31, 2006.

Other than as described above, no additional amounts were payable for committee participation or special assignments during the year ended December 31, 2006, other than an amount of $25,000 paid to Robert A. Donaldson Q.C. for special assignment services provided to the Corporation in 2006. Executive officers who are directors do not receive any compensation as directors.

Director's and Officer's Liability Insurance

Director's and officers' liability insurance in the aggregate amount of US$10 million is maintained, at the Corporation's expense, for the protection of its directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation. From January 1, 2006 to December 31, 2006, the premium paid for the policy was US$126,500. The premium is not allocated between directors and officers as separate groups. The Corporation has issued indemnities to each of its directors and officers as permitted under applicable legislation and the Corporation's by-laws.

COMPOSITION OF THE COMPENSATION, HUMAN RESOURCE, CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

During 2006, the Compensation, Human Resource, Corporate Governance and Nominating Committee of the Board consisted of Messrs. Donaldson (Chair), Davidson and Brigstocke, each of whom is independent and each of whom is eligible to participate in the Corporation's Stock Option Plan. Mr. Davidson is not standing for re-election at the Meeting.

REPORT ON EXECUTIVE COMPENSATION

The Compensation, Human Resource, Corporate Governance and Nominating Committee of the Board (in this section defined as the "Committee") exercises general responsibility regarding overall employee and executive compensation. Subject to Board approval, the Committee determines the compensation for all of the senior executive officers of the Corporation, including the Chief Executive Officer. Executive compensation consists of base salary, bonuses and Options. The Committee views each of these as being equally important in motivating the Corporation's executive officers to achieve the Corporation's short and long-term goals. The base salary component provides an immediate cash incentive for the executive officers. Bonuses encourage and reward exceptional performance over the financial year compared to pre-defined goals and objectives. Bonuses are related to performance and may form a greater or lesser part of the entire compensation package in any given year. Options ensure that the executive officers are motivated to achieve long-term growth of the Corporation and continuing increases

in shareholder value. Each of these methods of compensation is briefly reviewed in the following sections.

Base Salaries

Base salaries, including that of the Chief Executive Officer, are set by the Committee on the basis of the applicable executive officer's responsibilities, experience and past performance. This is measured against the Committee's assessment of the amounts paid by companies of a comparable size and character in similar industry sectors to persons performing similar duties In making such assessment, the Committee considers the objectives set forth in the Corporation's business plan and the performance of the executive officers and employees in executing that plan in combination with the overall results of the activities undertaken, as well as the stage of development of the Corporation. For 2006, the Committee is of the opinion that the base salaries paid to its executive officers, including the Chief Executive Officer, were comparable to those paid by similar companies and appropriate to the experience and performance of the Corporation's executives.

Bonuses

An annual bonus may be paid after the end of each fiscal year based on the Committee's assessment of the Corporation's general performance, as measured against a portfolio of specific goals or targets agreed upon by the Committee and management at the start of the fiscal year, and the relative contribution of each of the executive officers, including the Chief Executive Officer, to that performance. The Committee reviews key performance measurements relating to the Corporation's stage of development, including operational, financing and strategic milestones. As indicated above in the Summary Compensation Table, the Committee recommended bonuses of $85,000 to the Deputy Chair and Chief Executive Officer, $30,000 to the President and Chief Operating Officer, $36,825 to the Deputy Chair and Executive Vice President, USD $54,000 to the Senior Vice-President Finance and Chief Financial Officer and $30,000 to the Chief Technology Officer, with respect to 2006 performance, reflecting achievement of predetermined milestones in the Corporation's evolution.

Long-Term Incentive Compensation

The Corporation provides long-term incentive compensation to its executive officers through the Corporation's Stock Option Plan. The Committee believes that share ownership serves to motivate achievement of the Corporation's strategic objectives and to align the interests of officers, employees and consultants with the long-term interests of the Shareholders. All of the Corporation's executive officers are eligible to participate in the Corporation's Stock Option Plan. Options are granted at varying levels consistent with the individual's level of responsibility within the Corporation and overall contributions. The Committee considers the overall number of Options that are outstanding relative to the number of Common Shares in determining whether to make any new grant of Options and the size of such grant. All stock option grants are approved by the Board. The Committee recommends the granting of Options from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Corporation, its current stage of development, the need to retain or attract particular key personnel, the number of Options already outstanding and overall market conditions. In 2006, the Committee recommended that a total of 2,000,000 Options be granted to executive officers of the Corporation and a total of 525,000 be granted to non-executive directors of the Corporation.

Submitted by the Compensation, Human Resource, Corporate Governance and Nominating Committee:

Robert A. Donaldson, Q.C. (Chair)
Thomas N. Davidson, Sr.
Nicholas O. Brigstocke

PERFORMANCE GRAPH

The following graph compares the yearly change in the cumulative total shareholder return over the periods indicated of a $100 investment in the Corporation's Common Shares with the return of the S&P/TSX Information Technology Index and the TSX Composite Index, assuming the reinvestment of dividends, where applicable, for the comparable period. The Corporation's Common Shares were listed on the TSX Venture Exchange on April 27, 2001 and the listing graduated to the Toronto Stock Exchange on June 4, 2004.



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Jun 30/01
Jun 30/02
Dec 31/02
Dec 31/03
Dec 31/04
Dec 31/05
Dec 31/06
AZD
S&P/TSX Information Technology Index
S&P/ TSX Composite Index

	Jun 30/01	Jun 30/02	Dec 31/02	Dec 31/03	Dec 31/04	Dec 31/05	Dec 31/06
Azure Common Shares	**$100**	**$67**	**$67**	**$87**	**$133**	**$143**	**$105**
TSX Composite Index	**$100**	**$92**	**$85**	**$106**	**$120**	**$146**	**$167**
S&P/TSX Information Technology Index	**$100**	**$42**	**$39**	**$61**	**$77**	**$67**	**$82**

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation's current Stock Option Plan, which has previously been approved by the Shareholders, is the only compensation plan pursuant to which equity securities of the Corporation are authorized for issuance. The Corporation's Stock Option Plan is described in detail above under the heading "Stock Option Plan". Amendments to the Corporation's Stock Option Plan are being proposed for approval by the Shareholders at the Meeting. As of the date of this Circular, the total number of shares reserved for issuance under the current Stock Option Plan is 15,927,617, and the total number of options outstanding under the current Stock Option Plan is 15,783,023. The table below sets out information concerning the Corporation's Stock Option Plan as at December 31, 2006.

	Number of Common Shares Issuable upon the Exercise of Outstanding Options	Weighted Average Exercise Price	Number of Common Shares Remaining Available for Future Issuance (excluding the Common Shares issuable on the exercise of Options referred to in the first column)
Equity compensation plans approved by securityholders	16,685,003	$0.87	3,140,307

CURRENT STOCK OPTION PLAN

At the Meeting, the Shareholders will be asked to consider a resolution approving amendments to the Corporation's current Stock Option Plan (the "Current Plan"). Such amendments are described under the heading "Approval of Amendments to the Corporation's Stock Option Plan". A full copy of the proposed stock option plan, as amended (the "Amended Plan") is attached hereto as Schedule C. Disclosure about certain aspects of the Current Plan is provided in this section.

Pursuant to the Current Plan, the Corporation has granted Options for its directors, officers, employees, and consultants. The Current Plan authorizes the Board to issue Options to insiders, employees and service providers of the Corporation and its subsidiaries ("Participants"). The purpose of the Current Plan is to provide Participants with an opportunity to purchase Common Shares and to benefit from the appreciation thereof, thus providing increased incentive for Participants in their efforts on behalf of the Corporation in the conduct of its affairs and, in turn, enhancing the value of the Common Shares for the benefit of all the Shareholders.

Under the Current Plan, the Board, or a committee thereof, determines to whom Options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such Options shall be granted and vested, and the number of shares to be subject to each Option. Under the Current Plan, the exercise price shall not be lower than the closing trading price of the Common Shares on the TSX, on the last trading day prior to the date on which the Option is granted.

The Current Plan has the following restrictions:

1. the maximum number of Common Shares reserved for issuance under the Current Plan, together with any Common Shares reserved for issuance under any other share compensation arrangement, must not exceed 10% of the number of Common Shares, on a non-diluted basis outstanding at the time of grant. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares under the Current Plan, and any exercises, cancellations or expiries of Options will make new grants available, effectively resulting in a re-loading of the number of Options available to grant under the Current Plan;

2. the maximum number of Common Shares reserved for issuance pursuant to Options granted to insiders at any time, when combined with any other share compensation arrangement, may not exceed 10% of the number of outstanding Common Shares;

3. the maximum number of Common Shares which may be issued to insiders, within a one (1) year period, when combined with any other share compensation arrangement, may not exceed 10% of the number of outstanding Common Shares;

4. the maximum number of Common Shares which may be issued to any one (1) insider and the associates of such insider, within a one (1) year period, when combined with any other share compensation arrangement, may not exceed 5% of the number of outstanding Common Shares; and

5. the maximum number of Common Shares reserved for issuance pursuant to the grant of Options under the Current Plan to any one (1) person, when combined with any other share compensation arrangement, shall not exceed 5% of the number of outstanding Common Shares.

The Current Plan provides that the maximum term of the Options is ten (10) years. Under the Current Plan, vesting periods, if any, are determined by the Board.

Under the Current Plan, in the event of the resignation or retirement of a Participant, or the termination of the employment of a Participant, whether with or without cause or reasonable notice, prior to the expiry time of an Option, such Option shall, unless extended or otherwise determined by the Board, cease to vest and, on the 90th day following the effective date of such resignation or retirement or on the 90th day following the date notice of termination of employment is given by the Corporation, or the expiry time of such Option, whichever occurs first, the Option shall cease and terminate and thereafter shall be of no further force or effect whatsoever as to the Common Shares in respect of which such Option has not previously been exercised. Notwithstanding the foregoing, in the event of termination for cause, such Option shall cease and terminate immediately upon the date notice of termination for cause is given by the Corporation and thereafter shall be of no further force or effect whatsoever as to the Common Shares in respect of which such Option has not previously been exercised.

In the event of the Participant ceasing to be a consultant to the Corporation or its subsidiary for any reason, including the termination by the Corporation or the Participant of the consulting arrangement with the Participant, prior to the expiry time of the Option, such Option shall, unless extended or otherwise determined by the Board, cease to vest and, on the 90th day following the date notice of termination of the consulting arrangement is given by the Corporation or the Participant, or the expiry time of such Option, whichever occurs first, the Option shall cease and terminate and shall be of no further force or effect whatsoever as to the Common Shares in respect of which such Option has not previously been exercised.

In the event of the death of a Participant on or prior to the expiry time of an Option, such Option may be exercised as to such of the Common Shares in respect of which such Option is vested and has not previously been exercised by the legal personal representatives of the Participant at any time up to and including the earlier of the date that is one (1) year following the date of death of the Participant, unless extended by the Board, and the expiry time of such Option.

The Current Plan provides that in the event of the completion of a "Take-over Proposal" or an "Asset Sale", the Current Plan shall terminate, and any Options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Current Plan and for the assumption of Options theretofore granted, or the substitution for such Options of new Options covering the shares of a successor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Current Plan and Options theretofore granted shall continue in the manner and upon the terms so provided. If the Current Plan and unexercised Options shall terminate pursuant to the foregoing sentence, the shares

subject to all Options granted shall immediately vest and all Participants then entitled to exercise an unexercised portion of Options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Current Plan as the Corporation shall designate to exercise their Options to the full extent not theretofore exercised. "Asset Sale" is defined as the sale by the Corporation of all or substantially all of the property and assets of the Corporation as an entirety. "Take-over Proposal" is defined as a proposal or offer by a third person, whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 50% of the Corporation's outstanding voting shares whether by way of arrangement, amalgamation, merger, consolidation or other business combination, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third person to acquire in any manner, directly or indirectly, more than 50% of its outstanding voting shares and includes any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving the Corporation.

The Current Plan does not contain prohibition on transferability, but provides that the holder may not assign its interest under the Option without the prior written consent of the Corporation.

The Current Plan provides that the Board may amend or discontinue the Current Plan at any time without the consent of the Participants provided that such amendment does not alter or impair any Option previously granted and provided that such amendment or discontinuance has received any requisite regulatory approval.

The Current Plan was approved by the Board and the Shareholders in April 2001 and has been amended from time to time, with the approval of the Shareholders.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

Other than as set forth below, at no time during 2006 did any director or officer, or any associate of any such director or officer, owe any indebtedness to the Corporation or owe any indebtedness to any other entity which is, or at any time has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

Name and Principal Position	Involvement of Corporation	Largest Amount Outstanding During the Financial Year Ended December 31, 2006 ($)	Amount Outstanding at April 20, 2007 ($)	Financially Assisted Securities Purchases During the Financial Year Ended December 31, 2006	Security for Indebtedness	Amount Forgiven During the Financial Year Ended December 31, 2006
David E. Deacon Deputy Chairman, Executive Vice President and Director	Lender	$75,000[(1)]	Nil	Nil	Nil	$32,000[(1)]

Note:

(1) In conjunction with the settlement of an employment matter with Mr. David Deacon in April 2005, the Corporation provided a $75,000 advance against his 2005 performance bonus. In March, 2006, $32,000 of this $75,000 advance was forgiven. The remaining $43,000 of indebtedness was set off against the $93,000 bonus awarded to Mr. David Deacon for 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described herein, no informed person of the Corporation, nominee for director of the Corporation, or any affiliate or associate of any informed person or nominee for director, had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the financial year ended December 31, 2006 which has materially affected or would materially affect the Corporation.

For the purposes of this Circular, an "informed person" means: (i) a director or officer of the Corporation (ii) a director or officer of a person or company that is itself an informed person, or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of the Corporation carrying more than 10% if the voting rights attaching to all outstanding voting securities of the Corporation.

REGULATORY MATTERS AND BANKRUPTCIES AND INSOLVENCIES

Other than as described herein, no nominee for director of the Corporation is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No nominee for director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Except as otherwise set forth herein, there have been no penalties or sanctions imposed against any proposed director by a court or regulatory authority during the year ended December 31, 2006 or any other penalties or sanctions imposed against any proposed director by a court or regulatory body that would likely be considered important to a reasonable shareholder in making a decision with respect to voting for any proposed director. There have been no settlement agreements that any proposed director has entered into with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2006.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders who wish to receive interim and annual financial statements and accompanying management's discussion and analysis are encouraged to send the enclosed return card, together with the completed form of proxy, to the Corporation's transfer agent, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1. The Corporation will maintain a supplemental mailing list of persons and companies wishing to receive interim and annual financial statements and accompanying management's discussion and analysis. Financial information is provided in the Corporation's comparative financial statements and accompanying management's discussion and analysis for the year ended December 31, 2006, which can be found on SEDAR at www.sedar.com. Further information concerning the Corporation's Audit Committee can be found in the Corporation's Annual Information Form, which can also be found on SEDAR at www.sedar.com.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the directors of the Corporation.

SCHEDULE A

NATIONAL INSTRUMENT 58-101 ("NI-58-101") CORPORATE GOVERNANCE COMPLIANCE TABLE

FORM 58-101F1 - CORPORATE GOVERNANCE DISCLOSURE

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
1. BOARD OF DIRECTORS		
(a) Disclose the identity of the directors who are independent.	Yes	The 7 Board members (current and proposed) who are independent pursuant to NI 58-101 are identified in the table on page 10 and page 11 of this Information Circular.
(b) Disclose the identity of the directors who are not independent, and describe the basis for that determination.	Yes	The 3 Board members who are not independent pursuant to NI 58-101 as each of them is a senior officer of the Corporation, are identified in the table on page 10 of this Information Circular.
(c) Disclose whether or not a majority of the directors are independent.	Yes	5 of the 8 nominees proposed by management for election to the Board are independent under NI 58-101.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the other director and the other issuer.	Yes	All directorships with other public entities for each of the directors proposed by management for election to the Board and their committee representations are set out in the table on page 10 and page 11 of this Information Circular
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the preceding 12 months. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	Yes	Prior to every regularly scheduled Board meeting (at least quarterly), the directors meet in the absence of the Chief Executive Officer and other members of management. Also, prior to every regularly scheduled Board meeting (at least quarterly), the Compensation, Human Resource, Corporate Governance and Nominating Committee meets. Prior to the end of each Audit Committee meeting, the Audit Committee meets separately with the auditors and privately without management present.

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
(f) Disclose whether or not the chair of the Board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.	No	D Campbell Deacon, the Chair of the Board, is not independent under NI 58-101, as he has been an executive officer (the CEO) within that past 3 years. The Board Chair presides at meetings of the Board and the Shareholders, provides leadership to the Board and assists the Board in reviewing and monitoring the strategy, goals, objectives and policies of the Corporation, schedules with the Chief Executive Officer meetings of the full Board and organizes and presents agendas for regular or special Board meetings, communicates with the Board to keep it current on all material developments, liaises with and provides direction to the Vice President Corporate Affairs as appropriate, and works with the Compensation, Human Resource, Corporate Governance and Nominating Committee in constituting the Board and ensuring a proper committee structure including the assignment of committee members and chairs.
(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.	Yes	From January 1, 2006 until April 20, 2007, 12 meetings of the Board were held. The attendance record for each director is as follows: Nicholas O. Brigstocke: 8 out of 12 Wu Tzu Chien: 4 out of 12 Thomas N. Davidson, Sr.: 12 out of 12 D. Campbell Deacon: 12 out of 12 David E. Deacon: 12 out of 12 Robert A. Donaldson: 11 out of 12 Roberto Quarta: 5 out of 12 Dennis A. Sharp: 10 out of 12
2. BOARD MANDATE Disclose the text of the Board's written mandate.	Yes	The Board Mandate is attached hereto as Schedule "B".
3. POSITION DESCRIPTIONS (a) Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee.	Yes	The Board has a written position description for the Chair of the Board and for the Chair of each of the 2 standing committees of the Board.

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
(b) Disclose whether or not the Board and CEO have developed a written position description for the CEO.	Yes	The Board and the CEO have developed a written position description for the CEO. The Chairman of the Board, in conjunction with management, sets the Corporation's annual objectives which become the objectives against which the Chief Executive Officer's and the President and Chief Operating Officer's performance are measured. The Chief Executive Officer's annual objectives are presented to the Board at the time of the approval of the annual capital expenditure and operating budgets.
4. ORIENTATION AND CONTINUED EDUCATION		
(a) Briefly describe what measures the Board takes to orient new members regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	Yes	Each new director is provided with information about the Corporation including: minutes of all Board and committee meetings for the past year, the Corporation's current disclosure documents, information on the role of the Board and each of its committees; company and industry information; and, the contribution individual directors are expected to make. New directors are provided with an orientation which includes written information about the duties and obligations of directors and its committees and the business and operations of the Corporation, documents from recent Board meetings and opportunities for meetings and discussions with management and other directors. The orientation program for each new director is tailored to that director's needs and areas of interest.
(b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.	Yes	As an ongoing process, the Board considers management development (including training and monitoring management) based mainly on periodic reports to the Board by the committees, Chief Executive Officer and the President. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, to attend related industry seminars and conventions and to visit the Corporation's operations. Board members have full access to the Corporation's records.

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
5. ETHICAL BUSINESS CONDUCT		
(a) Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code: (i) disclose how an interested party may obtain a copy of the written code; (ii) describe how the Board monitors compliance with its code; and	Yes	The Corporation has developed a formal code of business conduct and ethics policy (the "Code") for its directors, officers, employees and consultants, a copy of which may be obtained by contacting the Vice President, Corporate Affairs of the Corporation at the head office at Suite 400, 350 Bay Street, Toronto, Ontario M5H 2S6 or by reference to the Corporation's profile on SEDAR at www.sedar.com. The Compensation, Human Resource, Corporate Governance and Nominating Committee monitors compliance with the Code, and reviews the Code periodically, recommending any changes to the Board. The Board has in place a corporate disclosure policy which controls the conduct of directors, officers and employees of the Corporation and ensures proper procedures for the disclosing of information to the investing public. Directors must comply with the conflict of interest provisions of the *Business Corporations Act* (Alberta), as well as the relevant securities regulatory instruments, in the exercise of their independent judgment and in considering transactions and agreements in respect of which they have a material interest.
(iii) provided cross-reference to any material change report(s) filed within the preceding 12 months that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.	N/A	No such report(s) have been filed as they have not been required.
(b) Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Yes	The Chair of the Board and the Chief Executive Officer and committee chairs set the agenda for all meetings of the Board and each committee thereof and identifies all transactions in respect of which a director or executive officer may have a material interest and consults with outside counsel to ensure that the approval of any such transactions is in compliance with applicable corporate and securities rules and policies. Independent valuations and reports are obtained and any director who may have a

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
		material interest in any such transaction is required to disclose his interest and to refrain from voting on the matter.
(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	Yes	The Chair of the Board and the Chair of the Compensation, Human Resource, Corporate Governance and Nominating Committee regularly review the Corporation's Code and all senior executives, members of middle management and the directors to ensure all such persons are compliant with the Code.
6. NOMINATION OF DIRECTORS		
(a) Describe the process by which the Board identifies new candidates for Board nomination.	Yes	Compensation, Human Resource, Corporate Governance and Nominating Committee, currently comprised of Nicholas O. Brigstocke, Thomas N. Davidson, Sr. and Robert A. Donaldson, Q.C., all of whom are independent, is responsible for identifying and recommending to the Board candidates for membership on the Board and the Board committees.
(b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors.	Yes	
(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes	The Compensation, Human Resource, Corporate Governance and Nominating Committee has a mandate to consider nominations for members of the Board and the reviews the performance of the Chief Executive Officer and the President. The Board considers succession planning (including appointment of management) based mainly on periodic reports to the Board by this committee and the Chief Executive Officer and the President. The Board will annually review general and specific criteria to consider when directors are being appointed to the Board. The objective of this review will be to recommend that appointments be made to provide the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Corporation. The review will take into account the desirability of maintaining a balance of skills, experience and background, with appropriate diversity, along with the key common characteristics required for effective Board participation. This committee is also responsible for assessment of incumbent directors. The Compensation, Human Resource, Corporate Governance and Nominating Committee is also responsible for, among other things, monitoring the Corporation's compliance with its Corporate Disclosure Policy, its Code of Business Conduct and

GOVERNANCE DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
		Ethics Policy, monitoring compliance with all corporate governance rules and policies, director education and nominating.
7. COMPENSATION		
(a) Describe the process by which the Board determines the compensation for your company's directors and officers.	Yes	The Board, through its Compensation, Human Resource, Corporate Governance and Nominating Committee periodically reviews the adequacy and form of the compensation of directors and annually settles the base salary, bonuses, options and other benefits to be available to the executive officers.
(b) Disclose whether or not the Board has a compensation committee composed entirely of independent directors.	Yes	The Compensation, Human Resource, Corporate Governance and Nominating Committee is comprised of 3 directors, all of whom are independent pursuant to NI 58-101.
(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes	
8. OTHER BOARD COMMITTEES		
If the Board has standing committees other than the Audit Committee and the Compensation, Human Resource, Corporate Governance and Nominating Committee, identify the committees and describe their function.	Yes	The Board does not have any standing committees, other than the Audit Committee and the Compensation, Human Resource, Corporate Governance and Nominating Committee. Each standing committee operates under a written mandate which is available from the Vice President, Corporate Affairs of the Corporation by contacting him at the Corporation's head office at Suite 400, 350 Bay Street, Toronto, Ontario, M5H 2S6.
9. ASSESSMENTS		
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	Yes	The Compensation, Human Resource, Corporate Governance and Nominating Committee leads a full evaluation of the effectiveness and performance of the Board, all Board committees and individual directors annually. The evaluation also includes self-evaluations and evaluations of peer performance. Every member of the Board is required to annually complete an evaluation questionnaire to assist in the assessment of the effectiveness of the Board.

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS OF AZURE DYNAMICS CORPORATION

The Board of Directors of
Azure Dynamics Corporation (the "Corporation")

MANDATE

- *Supervising the Management of the Business and Affairs of the Corporation -*

Our Main Responsibilities:

We provide the supervision necessary for:

1. **Disclosure of Reliable and Timely Information to Shareholders** – the Shareholders depend on us to get them the accurate and relevant information.

2. **Approval of Strategy and Major Policy Decisions of the Corporation** – we must understand and approve where the Corporation is going, be kept current on its progress towards those objectives and be part of and approve any major decisions.

3. **Evaluation, Compensation and Succession for Key Management Roles** – we must be sure that the key roles have the right people, that they are monitored and evaluated by us and that they are appropriately compensated to encourage the Corporation's long-term success.

4. **Oversight of the Management of Risks and the Implementation of Internal Controls** – we must be satisfied that the assets of the Corporation are protected and that there are sufficient internal checks and balances.

5. **Effective Board Governance**- to excel in our duties we need to be functioning properly as a board – strong members with the right skills and the right information.

<u>Independence is Key</u>

The Board of Directors understands that we must be independent of the management of the Corporation. To enhance our independence we have implemented the following:

- A majority of the members of the Board are independent
- All committees are composed solely of non-management and independent directors
- The Board and its committees can meet independently of management at any time
- The Board and its committees can hire their own independent advisors
- The Chair with a clear mandate provides leadership for the independent directors
- A policy requires all directors to hold the Corporation's shares
- The provision of high-quality information for directors – orientation for new directors, meaningful presentations, access to management and sufficient time to review material

We know independence requires more – it requires preparation for and attendance at meetings, understanding of the issues, strength, integrity and an inquiring mind.

Our Composition

Our number shall be as provided for in the Corporation's By-laws from time to time and shall comply with the Guidelines of Board composition established by the Nominating and Corporate Governance Committee of the Corporation. Each director shall possess the qualities set out in the Position Description for Directors.

We will create committees from time to time and will delegate certain functions to them. Each of these committees has a written Mandate and the Chair of each committee has a written position description. These Mandates and position descriptions are reviewed on a regular basis and are updated and amended as often as needed to respond to the evolving regulatory and market environments in which the Corporation operates.

Independent Functioning of Board and Committees

The board is responsible for establishing the appropriate procedures to ensure that the board, committees and individual directors can function independently of management to the extent considered necessary or desirable by directors. The board can retain independent professionals. Each committee can retain and terminate independent professionals and each has the sole authority to approve all fees payable to an independent professional. Any director can retain an independent professional with the prior approval of the Nominating and Corporate Governance Committee. Each committee and the board can conduct all or part of any meeting in the absence of management, and it is the board's policy to include such a session on the agenda of each regularly-scheduled board meeting.

Each committee chair can also require the Corporate Secretary to convene a meeting of the board or a committee to be held in the absence of management or to reserve an agenda item at any board or committee meeting for business to be conducted in the absence of management. Each director can request such a meeting or reserved agenda item by contacting a committee chair.

Meetings

The board meets a minimum of four times per year. For regularly scheduled meetings, an agenda for each board meeting and other documents for consideration are sent by courier to all directors about one week in advance of each meeting. For special meetings of the board, best efforts are made to distribute materials to the directors as far in advance as practicable. A complete board package, which includes all material for the meeting, is provided to each director prior to the commencement of each meeting.

Specific Duties and Responsibilities

The board has the following specific duties and responsibilities, which may be delegated to committees of the board, in whole or in part, with ongoing reporting by the committees to the board:

Strategic Planning

The board is responsible for the strategy and fundamental goals of the Corporation for all aspects of its undertaking. This responsibility includes the adoption of a strategic planning process; convening an annual strategic planning session involving the board and senior management; approving strategic plans, which take into account, among other things, the major opportunities and risks of the Corporation; and overseeing the implementation of strategic plans and monitoring performance against such plans. This responsibility also includes reviewing and approving all major strategy and policy recommendations including the financial plan and approving operating budgets, and specific requests for major acquisitions.

Risk Management

The board is responsible for ensuring that the appropriate policies and procedures are in place to protect the assets of the Corporation and assure its viable future. The board is also responsible for identifying

the principal risks of all aspects of Corporation's business and ensuring the implementation of appropriate systems to mange these risks.

Internal Controls and Management Information Systems

The board is responsible for overseeing and monitoring the integrity of the Corporation's internal controls and procedures, management information systems and audit procedures, and overseeing the appropriate operation of the Corporation including compliance with all applicable legal and regulatory requirements through financial and other management information systems, and appropriate inspection, compliance and control systems. The board is responsible for ensuring that financial reporting and financial control systems are adequate and operating, and approving the quality and sufficiency of information provided to the directors.

Communications Policy

The board is responsible for establishing a communications policy for the Corporation and overseeing the maintenance of effective stakeholder and shareholder relations through the Corporation's communications policy and programs so that accurate and timely material information is disseminated to and feedback is accommodated from shareholders.

Director Orientation and Assessment

The board is responsible for ensuring there is an appropriate, formal orientation program for new directors and for assessing the contribution of the board, committees and all directors annually.

Evaluation, Compensation and Succession Planning

The board is responsible for overseeing the effective operation of the Corporation by appointing, assessing performance of, compensating, disciplining and succession planning for all senior officers of the Corporation. The board is responsible for ensuring the senior management team has the appropriate qualities and competencies to meet the expectations set by the board. The board is responsible for approving the compensation of the senior management team and the compensation policies of the Corporation, including reviewing the adequacy and form of compensation of directors. The board is responsible for developing a position description for the board, the Chair of the Board, the Chief Executive Officer, the President and Chief Operating Officer, the Chief Financial Officer and the Chair of each board committee which, together with other board approved policies and practices, should provide for a definition of the limits to management's responsibilities. The board is responsible for approving the objectives of the Corporation to be met by the Chief Executive Officer and the President and chief Operating Officer.

General

The board is responsible for monitoring the effectiveness of the Corporation's corporate governance practices and approving any necessary changes, as required. The board is responsible for establishing general corporate policies and performing other tasks required by law.

(Adopted by the Board on November 8, 2005)

SCHEDULE C

PROPOSED AMENDED STOCK OPTION PLAN OF AZURE DYNAMICS CORPORATION

AZURE DYNAMICS CORPORATION

STOCK OPTION PLAN

ARTICLE 1 - PURPOSE OF THE PLAN

The purpose of the Plan is to provide certain employees, insiders and service providers of the Corporation and its Subsidiaries with an opportunity to purchase Common Shares and to benefit from the appreciation thereof. This will provide an increased incentive for these employees, insiders and service providers to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation and its Subsidiaries to attract and retain individuals of exceptional skill.

ARTICLE 2 - DEFINED TERMS

Where used herein, the following terms shall have the following meanings:

(a) **"Asset Sale"** means the sale by the Corporation of all or substantially all of the property and assets of the Corporation as an entirety;

(b) **"associates"** has the meaning ascribed thereto in the Toronto Stock Exchange Company Manual;

(c) **"Board"** means the board of directors of the Corporation;

(d) **"Common Shares"** means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 7 hereof; such other shares to which a Participant may be entitled upon the exercise of an Option as a result of such adjustment;

(e) **"Corporation"** means Azure Dynamics Corporation, and includes any successor corporation thereof;

(f) **"Exchange"** means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

(g) **"insider"** has the meaning ascribed thereto in the Toronto Stock Exchange Company Manual;

(h) **"Market Price per Share"** at any date shall mean the trading price of the Common Shares on the Exchange on the last trading day prior to the date on which the Option is granted. In the event that the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Market Price per Share shall be determined by the Board in its sole discretion;

(i) **"Option"** means an option to purchase Common Shares granted by the Board to Participants, subject to the provisions contained herein;

(j) **"Option Price"** means the price per share at which Common Shares may be purchased under the Option, as the same may be adjusted in accordance with Article 4 and Article 7 hereof;

(k) **"Participants"** means certain employees, insiders and service providers of the Corporation or its Subsidiaries to whom Options are granted and which Options or a portion thereof remain unexercised;

(l) **"Plan"** means the Stock Option Plan of the Corporation, as the same may be amended or varied from time to time;

(m) **"service provider"** means a person or company engaged by the Corporation or any of its Subsidiaries to provide services for an initial, renewable or extended period of twelve months or more;

(n) **"Subsidiaries"** means any corporation that is a subsidiary of the Corporation, as such term is defined under the *Securities Act* (Ontario), as such provision is from time to time amended, varied or re-enacted; and

(o) **"Take-over Proposal"** means a proposal or offer by a third person, whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 50% of the Corporation's outstanding voting shares whether by way of arrangement, amalgamation, merger, consolidation or other business combination, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third person to acquire in any manner, directly or indirectly, more than 50% of its outstanding voting shares and includes any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving the Corporation.

ARTICLE 3 - ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Board. The Corporation shall effect the grant of Options under the Plan, in accordance with determinations made by the Board pursuant to the provisions of the Plan as to:

(a) the Participants to whom Options will be granted; and

(b) the number of Common Shares that shall be the subject of each Option;

by the execution and delivery of instruments in writing in the form approved by the Board.

The Board may, from time to time, adopt such rules and regulations for administering the Plan as it may deem proper and in the best interests of the Corporation. The Board may, subject to applicable law, pass a resolution delegating its powers hereunder to administer the Plan to a committee of the Board or to the President of the Corporation, provided that if a delegation is made to the President of the Corporation, he shall not have the authority to grant Options to himself.

ARTICLE 4 - GRANTING OF OPTION

The Board from time to time shall grant Options to Participants. The grant of Options will be subject to the conditions contained herein and may be subject to additional conditions determined by the Board from time to time.

The aggregate number of Common Shares reserved for issuance under the Plan, together with any Common Shares reserved for issuance under any other share compensation arrangement, must not exceed 10% of the number of Common Shares, on a non-diluted basis, outstanding at that time. The Common Shares in respect of which Options are exercised or cancelled or expired without exercise shall be available for subsequent grants of Options. No fractional shares may be purchased or issued hereunder.

Any grant of Options under the Plan shall be subject to the following restrictions:

(a) the aggregate number of Common Shares reserved for issuance pursuant to Options granted to any one person, when combined with any other share compensation arrangement, may not exceed 5% of the outstanding Common Shares (on a non-diluted basis);

(b) the aggregate number of Common Shares reserved for issuance pursuant to Options granted to insiders, when combined with any other share compensation arrangement, may not exceed 10% of the outstanding Common Shares (on a non-diluted basis);

(c) the issuance of Common Shares to insiders pursuant to the Plan, when combined with any other share compensation arrangement, within a one year period may not exceed 10% of the outstanding Common Shares (on a non-diluted basis); and

(d) the issuance of Common Shares to any one insider and such insider's associates pursuant to the Plan, when combined with any other share compensation arrangement, within a one year period may not exceed 5% of the outstanding Common Shares (on a non-diluted basis).

The aforementioned limits of Common Shares reserved for issuance may be formulated on a diluted basis with the consent of the Exchange.

The Option Price shall be fixed by the Board but under no circumstances shall any Option Price at the time of the grant be lower than the Market Price per Share.

An Option must be exercised within a period of up to ten years from the date of the granting of the Option. The vesting period or periods within the period during which an Option or a portion thereof may be exercised by a Participant shall be determined by the Board.

ARTICLE 5 - EXERCISE OF OPTION

Subject to the provisions of the Plan and the terms of the granting of the Option, an Option or a portion thereof maybe exercised from time to time by delivery to the Corporation's principal office in Toronto, Ontario of a notice in writing signed by the Participant or the Participant's legal personal representative and addressed to the Corporation. This notice shall state the intention of the Participant or the Participant's legal personal representative to exercise the said Option or a portion thereof; the number of Common Shares in respect of which the Option is then being exercised and shall be accompanied by payment in full of the Option Price for the Common Shares which are the subject of the exercise.

ARTICLE 6 - ADJUSTMENTS IN SHARES

Appropriate adjustments in the number of Common Shares subject to the Plan and, as regards Options granted or to be granted, in the number of Common Shares optioned and in the Option Price, shall be made by the Board to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the authorized or issued capital of the Corporation, which changes occur subsequent to the approval of the Plan by the Board.

Unless the prior written consent of the Corporation has been obtained, options granted to Participants hereunder are non-assignable and, except in the ease of the death of a Participant (which is provided for in Article 9), are exercisable only by the Participant to whom the Options have been granted.

ARTICLE 7 - DECISIONS OF THE BOARD

All decisions and interpretations of the Board respecting the Plan or Options granted thereunder shall be conclusive and binding on the Corporation and the Participants and their respective legal personal representatives and on all Participants eligible under the provisions of the Plan to participate therein.

ARTICLE 8 - TERMINATION OF EMPLOYMENT/DEATH

In the event of the resignation or retirement of a Participant, or the termination of the employment of a Participant, whether with or without cause or reasonable notice, prior to the expiry time of an Option, such Option shall, unless extended or otherwise determined by the Board, cease to vest and, on the 90th day following the effective date of such resignation or retirement or on the 90th day following the date notice of termination of employment is given by the Corporation, or the expiry time of such Option, whichever occurs first, the Option shall cease and terminate and thereafter shall be of no further force or effect whatsoever as to the Common Shares in respect of which such Option has not previously been exercised. Notwithstanding the foregoing, in the event of termination for cause, such Option shall cease and terminate immediately upon the date notice of termination for cause is given by the Corporation and thereafter shall be of no further force or effect whatsoever as to the Common Shares in respect of which such Option has not previously been exercised.

In the event of the Participant ceasing to be a consultant to the Corporation or its Subsidiary for any reason, including the termination by the Corporation or the Participant of the consulting arrangement with the Participant, prior to the expiry time of the Option, such Option shall, unless extended or otherwise determined by the Board, cease to vest and, on the 90th day following the date notice of termination of the consulting arrangement is given by the Corporation or the Participant, or the expiry time of such Option, whichever occurs first, the Option shall cease and terminate and shall be of no further force or effect whatsoever as to the Common Shares in respect of which such Option has not previously been exercised.

In the event of the death of a Participant on or prior to the expiry time of an Option, such Option may be exercised as to such of the Common Shares in respect of which such Option has not previously been exercised, by the legal personal representatives of the Participant at any time up to and including the earlier of the date that is 1 year following the date of death of the Participant, unless extended by the Board, and the expiry time of such Option.

The Plan does not confer upon a Participant any right with respect to continuation of employment by the Corporation or any of its Subsidiaries, nor does it interfere in any way with the right of the Participant or the Corporation to terminate the Participant's employment at any time.

Options shall not be affected by any change of employment of the Participant where the Participant continues to be employed by the Corporation or any of its Subsidiaries.

ARTICLE 9 - CHANGE OF CONTROL

In the event of the completion of a **Take-over Proposal** or an **Asset Sale**, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided. If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall immediately vest and all Participants then entitled to exercise an unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Corporation shall designate, to exercise their options to the full extent not theretofore exercised.

ARTICLE 10 - AMENDMENT OR DISCONTINUANCE OF PLAN

The Board may amend the Plan and any securities granted thereunder in any manner or discontinue it at any time, without the approval of the holders of the Common Shares of the Corporation, provided that: (i) the consent of the applicable Participants must be obtained for any amendment that would adversely affect any outstanding Options and (ii) the approval of the holders of the Common Shares of the Corporation must be obtained for any amendment that would have the effect of increasing the maximum number or percentage of Common Shares issuable pursuant to the Plan, changing the limits to insider participation in the Plan, changing the amendment provisions of the Plan, or changing the exercise price or terms of Options held by insiders.

ARTICLE 11 - EXTENSION OF EXPIRY TIME DURING BLACKOUT PERIODS

Notwithstanding the provisions contained herein for the expiry of Options, in the event that the expiry date of an Option falls during or within two (2) business days following the end of a black out period that is self imposed by the Corporation pursuant to its policies (a "Black Out Period"), the expiry date of such Option shall be extended for a period of ten (10) business days following the end of the Black Out Period (the "Black Out Expiration Term").

ARTICLE 12 - REGULATORY REQUIREMENTS

The Corporation's obligation to issue and deliver Common Shares under any Option is subject to:

(a) the satisfaction of all requirements under applicable securities laws in respect thereof and obtaining all regulatory approvals as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and

(c) the receipt from the Participant of such representations, warranties, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection, the Corporation shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any stock exchange on which such Common Shares are then listed.

All Options granted pursuant to this Plan shall be subject to rules and policies of the Exchange and any other regulatory body having jurisdiction.

ARTICLE 13 - PARTICIPANTS' RIGHTS

A Participant shall not have any rights as a shareholder of the Corporation until the issuance of a certificate for Common Shares-upon the exercise of an Option or a portion thereof; and then only with respect to the Common Shares represented by such certificate or certificates.

ARTICLE 14 - ENUREMENT AND ASSIGNMENT

Options shall enure to the benefit of the Participants and their permitted assigns. Participants may not assign their interests in an Option without the prior written consent of the Corporation.

ARTICLE 15 - APPROVALS

The Plan shall be subject to:

(a) the approval of the shareholders of the Corporation to be given by a resolution at a meeting of the Shareholders of the Corporation; and

(b) acceptance by the Exchange.

Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

PLAN HISTORY

April 12, 2001	Approved by the Board of Directors and the Shareholders
December 7, 2001	Approved by the Board of Directors and the Shareholders
June 11, 2003	Approved by the Board of Directors and the Shareholders
May 12, 2004	Approved by the Board of Directors
June 15, 2004	Approved by the Shareholders
April 29, 2005	Approved by the Board of Directors
June 21, 2005	Approved by the Shareholders
May 8, 2007	Amended Plan approved by the Board of Directors
June 12, 2007	Amended Plan approved by the Shareholders

AZURE DYNAMICS CORPORATION


AZURE
DYNAMICS



NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting (the "Meeting") of Shareholders of Azure Dynamics Corporation (the "Corporation"), will be held at The National Club, 303 Bay Street, Toronto, Ontario at 4:30 p.m. (local time) on June 12, 2007 (the "Meeting Date") for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2006 together with the report of the auditor thereon;
2. to fix the number of directors to be elected at eight (8);
3. to elect directors for the ensuing year;
4. to appoint the auditor for the ensuing year;
5. to approve amendments to the Corporation's Stock Option Plan, as described in the Management Proxy Circular;
6. to approve the Deferred Share Unit Plan of the Corporation, as described in the Management Proxy Circular;
7. to approve an amendment to the articles of the Corporation to allow for shareholder meetings to be held in Detroit, Michigan, as described in the Management Proxy Circular; and
8. to transact such further or other business as may properly come before the Meeting or at any adjournment thereof.

The specific details of the matters proposed to be dealt with at the Meeting are set forth in the Management Proxy Circular accompanying this Notice. A supplemental mailing list return card and a return envelope accompany this Notice, as well as an annual report request form.

Only holders of record of Common Shares of the Corporation at the close of business on May 10, 2007 (the "Record Date") are entitled to notice of and to attend the Meeting or any adjournment(s) thereof and to vote thereat.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please date and sign the enclosed form of proxy and return it in the enclosed envelope. In order to be valid and acted upon at the Meeting, forms of proxy must be received by the Corporation's registrar and transfer agent, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, not less than 48 hours, excluding Saturday, Sunday and holidays, prior to the time of the Meeting or any adjournment(s) thereof.

If you are an unregistered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided therein.

DATED this 20th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "D. Campbell Deacon"

D. Campbell Deacon,
Chairman

AZURE DYNAMICS CORPORATION

(the "Corporation")

2006 NI 51-102 Request Form

TO REGISTERED HOLDERS AND BENEFICIAL OWNERS OF SECURITIES

National Instrument 51-102 requires that the Corporation send annually to the registered holders and beneficial owners of its securities a request form to allow the securityholders to elect to receive a copy of the Corporation's financial statements. If you wish to receive the Corporation's financial statements or other selective securityholder communications, please complete and return this form.

Please note that this request form will be mailed each year and both registered and beneficial securityholders must return this form each year to remain on the Corporation's distribution list.

PLEASE RETURN TO:

AZURE DYNAMICS CORPORATION
c/o Equity Transfer Services Inc.
420, 120 Adelaide Street, West
Toronto, Ontario M5H 4C3

The undersigned securityholder of the Corporation hereby elects to receive:

☐ (A) Annual financial statements and MD&A of the Corporation, or

☐ (B) Interim financial statements and MD&A of the Corporation, or

☐ (C) Both (A) and (B) as described above.

FOR REGISTERED HOLDERS ONLY:
As a registered holder you will receive the Corporation's annual financial statements and MD&A unless you mark the box below indicating that you **do not** wish to receive them:

☐ I am a registered shareholder of the Company and I **DO NOT** wish to receive the Annual financial statements and MD&A of the Corporation.

NAME: (Please print) ______________________________

ADDRESS: ______________________________

____

____

SIGNATURE: ______________________________ **DATE:** ______________

I certify that I am a securityholder of the Corporation

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to securityholders and investors in a more timely and cost efficient manner than by traditional paper methods. By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the interim financial statements and reports, if electronic delivery is allowed by applicable regulatory rules and policies.

E:MAIL (optional): ______________________________





Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext. 227
Email: rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

May 25, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: AZURE DYNAMICS CORPORATION

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on May 22, 2007.

1. Proxy
2. Notice of Annual General and Special Meeting of Shareholders and Management Information Circular
3. Annual Report Request
4. Supplemental Mailing List Request Form
5. Pre-paid Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per:

R. Vieira

200 University Ave, Suite 400, Toronto, Ontario M5H 4H1
T:416.361.0152 F:416.361.0470 www.equitytransfer.com

Required Disclosure for Filing as a U.S. Institutional Investor for

Azure Dynamics Corporation

(as outlined in Appendix G of National Instrument 62-103)

Name and address of Eligible Institutional Investor:
BlackRock, Inc. (on behalf of its investment advisory subsidiaries) ("BLK")
(formerly Merrill Lynch Investment Managers Limited)
40 East 52nd Street
New York, NY 10022
USA

Change since last report:

BLK filed its last report under the early warning requirements of provincial securities legislation on August 9, 2006, for control or investment discretion over 24,002,400 common shares (15.08% interest in common shares).

Control as at month-end:

As of May 31, 2007, BLK controls or has investment discretion over 24,499,400 common shares (12.36% of outstanding shares) of Azure Dynamics Corporation.

Ownership or control:

BLK exercises control or discretion over, but does not own any of the shares referred to above.

Purpose:

The shares are beneficially owned for investment purposes by clients of BLK and BLK disclaims any beneficial ownership in the shares. BLK may from time to time purchase additional shares or sell shares, on behalf of its clients, depending on prevailing economic and market conditions.

Agreements: Not applicable

Joint Actors: Not applicable

Change in material fact: Not applicable

BLK is registered as an investment advisor with the U.S. Securities and Exchange Commission, and is an eligible institutional investor for the purpose of National Instrument 62-103 and therefore eligible to file reports under Part 4 of National Instrument 62-103.

In accordance with Part 5 of National Instrument 62-103, this report does not include any securities that may be owned or controlled by two of BLK's affiliates, Merrill Lynch & Co., and PNC Bancorp, Inc.

Dated at Boston, Massachusetts this 7th day of June 2007.

(signed) Nicole Giambro
BlackRock


AZURE
DYNAMICS



News Release

AZURE DYNAMICS ANNOUNCES CHANGES TO THE BOARD OF DIRECTORS

Toronto, Ontario – June 18, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles today announced the resignation of Mr. Wu Tzu Chien from its Board of Directors, with immediate effect. Together with the changes to the Board approved at the Company's Annual General Meeting of Shareholders ("AGM") held on June 12, 2007, the composition of the Board of Directors of Azure is confirmed as follows:

- Mr. D. Campbell Deacon (Chairman)
- Mr. Nicholas O. Brigstocke
- Mr. David E. Deacon
- Mr. Robert Donaldson
- Mr. Scott T. Harrison (Chief Executive Officer)
- Mr. James J. Padilla
- Mr. Dennis A. Sharp

Mr. Thomas N. Davidson and Mr. Roberto Quarta did not stand for re-election to the Board of Directors at the AGM. The appointment of Mr. Scott T. Harrison, Azure's Chief Executive Officer and Mr. James J. Padilla, former President and COO of Ford Motor Company, as new directors was confirmed at the AGM.

D. Campbell Deacon, Azure's Chairman of the Board stated, "On behalf of the shareholders, directors and employees of Azure Dynamics, I would like to thank Tom, Roberto and Tzu Chien for their dedication to Azure and their insightful guidance and support for our Company over the past several years. We wish them all the best with their future endeavours."

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions. For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles.

Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220 ext 105
Email: sglaser@azuredynamics.com

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. **Address and Name of Company:**

Azure Dynamics Corporation
Suite 400, 350 Bay Street
Toronto, Ontario
M5H 2S6

Item 2. **Date of Material Change:**

June 18, 2007

Item 3. **News Release:**

A Press Release was issued by Azure Dynamics Corporation on June 18, 2007 by CNW Group in Toronto, Ontario.

Item 4. **Summary of Material Change:**

Toronto, Ontario – June 18, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") announced the resignation of Mr. Wu Tzu Chien from its Board of Directors.

Item 5. **Full Description of Material Change:**

Toronto, Ontario – June 18, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") announced the resignation of Mr. Wu Tzu Chien from its Board of Directors.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

Not applicable

Item 7. **Omitted Information:**

Not applicable

Item 8. **Executive Officer:**

Steven K. Glaser
Vice President, Corporate Affairs
Telephone: (416) 367-0220 ext 105

Item 9. **Date of Report:**

June 21, 2007

CORPORATE ACCESS NUMBER: 205669294


Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

AZURE DYNAMICS CORPORATION
AMENDED ITS ARTICLES ON 2007/06/21.


REGISTRAR OF
CORPORATIONS

Name/Structure Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2007/06/21

Service Request Number: 10241715
Corporate Access Number: 205669294
Legal Entity Name: AZURE DYNAMICS CORPORATION
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: AZURE DYNAMICS CORPORATION
New French Equivalent Name:
Nuans Number: 70137901
Nuans Date: 2001/03/22
French Nuans Number:
French Nuans Date:

Share Structure: REFER TO "SHARE STRUCTURE" ATTACHMENT
Share Transfers Restrictions: NO RESTRICTIONS
Number of Directors:
Min Number Of Directors: 1
Max Number Of Directors: 15
Business Restricted To: NONE.
Business Restricted From: NONE.
Other Provisions: REFER TO "OTHER RULES OR PROVISIONS" ATTACHMENT
BCA Section/Subsection: 173(1)(N)

Professional Endorsement Provided:
Future Dating Required:

Annual Return

File Year	Date Filed
2006	2006/08/18
2005	2006/01/18
2004	2004/05/21

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2001/04/18
Other Rules or Provisions	ELECTRONIC	2001/04/18
Consolidation, Split, Exchange	ELECTRONIC	2001/04/18
Share Structure	ELECTRONIC	2002/02/12
Other Rules or Provisions	ELECTRONIC	2005/02/03
Other Rules or Provisions	ELECTRONIC	2007/06/21

Registration Authorized By: FELICIA B. BORTOLUSSI
SECRETARY

OTHER RULES OR PROVISIONS
Attached to and Forming Part of the Articles of
AZURE DYNAMICS CORPORATION

1. The directors may, between annual general meetings, appoint 1 or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

2. Meetings of shareholders of the Corporation shall be held in the Greater Vancouver Regional District in the Province of British Columbia, the City of Toronto in the Province of Ontario, the City of Detroit in the State of Michigan, the City of Chicago in the State of Illinois, and London, England in addition to anywhere in Alberta that the directors determine.

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

In respect of the Annual General and Special Meeting of shareholders of Azure Dynamics Corporation (the "Corporation") held June 12, 2007 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to fix the board of directors at eight members.	Resolution approved
2.	Ordinary resolution to approve the election of the eight nominees to be elected to serve as directors of the Corporation for the ensuing year, or until their successors are duly elected or appointed, as described in the management information circular of the Corporation dated April 20, 2007 (the "Information Circular").	Resolution approved
3.	Ordinary resolution to approve the appointment of BDO Dunwoody, LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders and that their remuneration be fixed by the board of directors.	Resolution approved
4.	Ordinary resolution to approve amendments to the stock option plan of the Corporation, as amended and as set out in the Information Circular.	Resolution approved by ballot Votes for: 41,733,481 (55%) Votes against: 34,270,281 (45%)
5.	Ordinary resolution to approve the Deferred Share Unit Plan of the Corporation, as set out in the Information Circular.	Resolution approved by ballot Votes for: 41,730,381 (55%) Votes against: 34,273,381 (45%)
6.	Special resolution to approve amendments to the articles of the Corporation to allow for shareholder meetings to be held in additional locations, as set out in the Information Circular.	Resolution approved

Dated at Calgary, Alberta this 1st day of August, 2007.

AZURE DYNAMICS CORPORATION

Per: *"Felicia Bortolussi"*
Felicia Bortolussi
Corporate Secretary


AZURE
DYNAMICS



News Release

AZURE DYNAMICS SIGNS MEMORANDUM OF UNDERSTANDING WITH UTILIMASTER FOR HYBRID VEHICLE INTEGRATION

Toronto, Ontario – August 2, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company"), a leading developer of hybrid electric and electric powertrains for commercial fleet vehicles, today announced it has signed a Memorandum of Understanding ("MOU") with Utilimaster Corporation ("Utilimaster"), a leading builder of step vans, commercial truck bodies and utility vehicles, for the assembly, hybridization and manufacturing engineering of Azure's P1 hybrid electric commercial delivery vans and shuttle buses.

Under proposed terms of the MOU, Azure will provide Utilimaster with its P1 hybrid electric powertrains, which Utilimaster will integrate into Ford Motor Company's ("Ford") E-Series commercial chassis at Utilimaster's manufacturing facilities in Wakarusa, Indiana.

"This business arrangement with Utilimaster represents a vital link in our supply chain for the production of our P1 hybrid electric commercial delivery vans. We expect this agreement will result in significant cost efficiencies as we increase production volumes of the Ford E-Series hybrid delivery vans," said Scott Harrison, Chief Executive Officer of Azure Dynamics. "As a major Ford Pool Account, Utilimaster has extensive knowledge of the Ford E-Series chassis and meets all of the Ford process and quality requirements. We look forward to working with an industry leader like Utilimaster, who has built and delivered quality custom vehicles for some of the world's largest fleet operators for more than two decades."

"With 600,000 square feet of manufacturing and support facilities and approximately 1,000 employees, we have the breadth, capability and experience to accommodate the anticipated growth in demand for the Ford E-Series hybrid commercial vans and shuttle buses," said Larry Doyle, President and Chief Executive Officer of Utilimaster. "We look forward to working with Azure Dynamics and Ford Motor Company in bringing the E-Series hybrid commercial delivery vehicles and shuttle buses to market."

About Utilimaster

Located in Wakarusa Indiana, Utilimaster Corporation has been building quality custom commercial vehicles that include walk-in vans, parcel delivery vans and truck bodies since 1973. Winner of many awards and ISO 9001 certification, Utilimaster is dedicated to designing, building, and servicing vehicles. With multiple modern plants dedicated to designing and building the vehicles bodies, Utilimaster has a broad customer base in many industries, including the package delivery, truck rental, bakery/snack delivery, linen/uniform rental and utilities markets.

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient and environmentally-friendly energy management solutions. For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements
This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles. Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220 ext 105
Email: sglaser@azuredynamics.com

David Shapton, Tel: +44 207 260 1312,
Numis Securities Limited, Nominated Adviser to the Company


AZURE
DYNAMICS

News Release



AZURE DYNAMICS ANNOUNCES CHANGES TO MANAGEMENT TEAM

Toronto, Ontario – August 13, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") today announced the appointment of Mr. Curt Anthony Huston as Chief Operating Officer effective August 06, 2007. David E. Deacon, Executive Vice President and Deputy Chairman, and Gregory P. Francis, President and Chief Operating Officer, will resign their positions, effective August 20, 2007. David Deacon will continue to serve as a non-executive Director of the Board and Greg Francis will support the Company's strategic development in an advisory capacity.

Scott Harrison, Azure's Chief Executive Officer stated, "Curt Huston is a key addition to our management team. His proven leadership capabilities and breadth of experience in automotive industry sales, marketing and global supply chain management will be instrumental in increasing our production capabilities, and advancing our sales and marketing programs."

Mr. Huston was formerly Vice President, North American Wheel Operations at Hayes Lemmerz, a U.S. Tier 1 auto supplier, with more than US$2 billion in annual revenue. At Hayes Lemmerz, Mr. Huston was responsible for a US $400 million business division with 1,000 employees and four manufacturing facilities. During his tenure, Mr. Huston led a number of organizational restructuring and process improvement initiatives that resulted in significant improvement in the division's financial performance. He also led new business initiatives that expanded the group's customer base to include Toyota, Nissan and BMW.

Prior to Hayes Lemmerz, Mr. Huston was a senior manager at Honeywell International, a global Fortune 100 company with operations in the automotive, aerospace and engineered materials sectors. At Honeywell, Mr. Huston was responsible for the operational performance and strategic planning process for eight manufacturing facilities within the Company's North American and European automotive parts business. Mr. Huston began his career with General Motors Corporation. During his tenure at General Motors, he held various positions of increasing responsibility and was responsible for sourcing, maintenance and purchasing of components. Mr. Huston holds a Bachelor of Science degree in Mechanical Engineering from the GMI Engineering and Management Institute, Michigan and a Master of Science degree from the University of Dayton, Ohio.

Mr. Harrison went on to say, "David and Greg have played key roles in the successful development of our business. As we move forward in advancing the commercialization of our products, we look forward to their continued strategic contributions at the Board level."

About Azure Dynamics

Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The

Company is committed to providing customers and partners with innovative, cost-efficient and environmentally-friendly energy management solutions. For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles. Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220 ext.105

Email: sglaser@azuredynamics.com


AZURE
DYNAMICS



News Release

PUROLATOR INCREASES PURCHASE ORDER FOR AZURE HYBRID-ELECTRIC VEHICLES

Toronto, Ontario – August 14, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company"), a leading developer of hybrid-electric and electric powertrains for commercial fleet vehicles, today announced that Purolator Courier Ltd. ("Purolator"), Canada's largest courier company, has altered and increased its existing purchase order for Azure hybrid delivery vans.

"Purolator is leading the way to less fuel consumption and substantial emissions reductions through the adoption of cleaner hybrid-electric technologies for its fleet vehicles. We look forward to continuing to work closely with Purolator to support its commitment to cleaner, more cost-effective fleet vehicles," said Scott Harrison, CEO of Azure. "We now have two major delivery fleet operators as lead customers for our new parallel hybrid-electric delivery van on the Ford E-450 platform. Looking ahead, our goal is to secure two additional major delivery fleet operators as lead customers by year end to further strengthen our order book and increase our production volumes with our key supply partners."

Purolator's amended purchase order was placed shortly after the August 8, 2007 funding announcement by the Ontario Government. Ontario is investing $15 million over four years in a pilot project to encourage businesses to convert to more environmentally-friendly technologies, such as hybrid power. The project will help make medium-duty hybrid trucks more affordable for commercial fleet operators.

"Since introducing Azure's hybrid-electric vehicles ("HEV") to our fleet of curb-side delivery vehicles in 2005, we have logged more than 333,000 kilometres, saving almost 60,000 litres of fuel and preventing the emission of over 150 tonnes of greenhouse gas emissions," said Robert Johnson, President and CEO of Purolator. "We look forward to advancing our deployment of HEVs using Azure's new parallel hybrid-electric Ford E-450 as we progress in achieving our vision of leading the industry toward a future standard of zero emission vehicles."

Under terms of the initial purchase order (dated September 15, 2005), Azure supplied 19 HEVs to Purolator. Under terms of an amendment to the initial purchase order (dated August 3, 2006), Azure was to supply an additional 115 HEVs to Purolator. To date, 30 of these additional HEVs have been delivered to Purolator and are currently in service. Under terms of the amended purchase order (dated August 14, 2007), Azure will supply the remaining 85 HEVs to Purolator on its new parallel hybrid-electric Ford E-450 platform. Further, Purolator has increased the order to include an additional 20 HEVs for a total of 105 HEVs on the Ford E-450 platform. Azure expects to deliver all 105 Ford E-450 HEVs in the third and fourth quarters of 2008.

About Purolator
As Canada's largest courier company, Purolator Courier Ltd. of Mississauga, Ontario is committed to its customers. From automated solutions to 24 hour pick up and delivery, Purolator provides customers with the services and customized solutions required to get their shipments across town or around the world.

Purolator has an extensive service network, with over 12,500 employees, including more than 3,500 couriers, 123 operations locations, over 150 Shipping Centres, over 570 Authorized Shipping Agents and more than 400 drop boxes. Purolator processes over 5.5 million pieces (delivery and pick up) each week for destinations across Canada and around the world. Purolator is committed to helping alleviate hunger in Canada, and works closely with the Canadian Association of Food Banks to support local communities. For more information please visit the company website at www.purolator.com.

About Azure
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient and environmentally-friendly energy management solutions. For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries. The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles. Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220
Email: sglaser@azuredynamics.com


AZURE
DYNAMICS



News Release

AZURE DYNAMICS REPORTS SECOND QUARTER 2007 RESULTS

Toronto, Ontario – August 14, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles, today announced its financial results for the three and six-month period ended June 30, 2007. The Company also provided an update on corporate and product development activities in the quarter.

2007 Second Quarter Highlights

- Appointment of Scott T. Harrison, former Group President at Hayes Lemmerz, as Chief Executive Officer;
- Appointment of James J. Padilla, former President and COO of Ford Motor Company, to Board of Directors;
- Agreement with FedEx Express to develop hybrid-electric powertrains for their commercial delivery fleet;
- $7 million supply agreement with Electro Autos Eficaces ("EAE") of Mexico to convert 1,000 electric vehicle systems for Mexico City's municipal automobile fleet;
- Consolidation of operations, with planned strategic relocation of Toronto head office to the Detroit/Windsor area and closure of Kenilworth office and service centre in the UK.

"During the quarter, we made strong progress in advancing the commercialization of our products, with major customer wins in both our hybrid commercial fleet and electric vehicle market segments. FedEx Express, along with Purolator Courier Ltd., are our early lead customers for our Ford E-450 hybrid commercial vehicle. Our agreement with EAE to convert 1,000 municipal gasoline vehicles using our existing electric drive system technologies also represents a significant market development for us and includes the potential for us to supply a broader range of products for other applications in the future," said Scott T. Harrison, Chief Executive Officer of Azure Dynamics.

"In terms of our operational developments, with the increasing scope of our work with Ford, as well as other leaders in the automotive industry, we believe the relocation of our head office to the Detroit, Windsor area, is a natural next step for Azure as we focus on building our relationships with key industry partners," continued Mr. Harrison. "The appointment of Mr. James Padilla to our Board of Directors and the appointment of Curt Huston as our new Chief Operating Officer will significantly enhance our business development initiatives."

Financial Results

Revenue for the second quarter of 2007 totalled $0.6 million compared to $1.2 million in the second quarter of 2006. For the six months ended June 30, 2007, revenue totalled $0.7 million compared to $2.4 million in the same period a year ago. The decrease in revenue for the three and six months ended June 30, 2007 was due to decreased activities in funded engineering contracts in the Boston operation, as the Company is now focussed on its core production programs. Net loss for the second quarter of 2007 was $6.9 million, or $(0.03) per share,

compared to a loss of $4.8 million or $(0.03) per share in the second quarter of 2006. Net loss for the six months ended June 30, 2007 was $13.4 million, or $(0.07) per share, compared to a loss of $9.4 million or $(0.06) per share in the same period a year ago. The increased net loss for the three and six months ended June 30, 2007 is primarily due to lower margin contributions due to lower revenues and higher levels of engineering and operational activities related to the development of the Ford P1 parallel hybrid vehicle, ramp-up of the G1 series production, and enhancement of system components.

Before contributions, the Company's engineering, research and development ("R&D") expenses in the quarter totalled $4.2 million (including $2.4 million in product development costs), compared to $2.7 million for the same period in 2006 (including $1.3 million in product development costs). For the first half of 2007, the Company's engineering and R&D expenses totalled $8.4 million (including $5.1 million in product development costs), compared to $5.4 million in the first half of 2006 (including $2.9 million in product development costs). During the quarter, the Company continued to focus on the development of its P1 program and continued the final engineering and production activities associated with the G1 delivery vans and shuttle bus.

As of June 30, 2007, the Company's net cash and cash equivalents totalled $16.8 million, and working capital totalled $19.6 million, compared to cash and cash equivalents of $20.6 million, and working capital of $26.1 million, as at March 31, 2007, and cash and cash equivalents of $27.2 million, and working capital of $32.5 million, as at December 31, 2006.

Corporate
During the quarter, the Company appointed Scott T. Harrison, former Group President at Hayes Lemmerz, as Chief Executive Officer. Additionally, D. Campbell Deacon, retiring Chief Executive Officer, became Chairman of the Board of Directors and Thomas N. Davidson, outgoing Chairman, retired from the Board of Directors. These changes were made to ensure that the Company has the appropriate skills to successfully transition from the development stage to commercial production. Subsequent to the end of the quarter, it was announced that David E. Deacon, Executive Vice President and Deputy Chairman, and Gregory P. Francis, President and Chief Operating Officer, will resign their positions. Mr. Deacon will continue to serve as a non-executive Director of the Board and Mr. Francis will support the Company's strategic development in an advisory capacity. Guy Pearson, Vice President, Engineering (Vancouver) also resigned effective July 9, 2007. Mr. Pearson's responsibilities have been assumed by Ricardo Espinosa, Vice-President, Engineering (Boston). Further, on August 13, 2007, the Company appointed Curt Huston as Chief Operating Officer. Mr. Huston has extensive experience in automotive industry sales, marketing and global supply chain management and will enhance Azure's ability to build a best-in-class supply chain by attracting industry talent and building the necessary supply chain processes.

In an effort to reduce costs as well as ease interaction with major suppliers and strategic partners, the Company will established a new corporate head office and development center in the heartland of the North American automotive industry. The new location will be selected to ensure the Company can leverage its relationship with Ford and capitalize on the significant opportunities in the mid-sized truck market. The office in Toronto, as well as the Kenilworth facility in the UK were closed in July and May of 2007, respectively.

Product Developments

The main developments in core product lines for the second quarter of 2007 included the following:

G1 Series (7,500 to 16,000 lbs. gross vehicle weight, "GVW")

- Delivered first two G1 hybrid shuttle buses (the CitiBus Hybrid Senator HD or "CitiBus") to BOEDC in June 2007. The remaining seven buses are expected to be delivered during July and August 2007.

- Commenced Altoona testing (process required to qualify for federal capital subsidies) on the CitiBus.

P1 Parallel (10,000 – 19,000 lbs. GVW)

- Advanced the P1 parallel hybrid vehicle through the initial concept phase including the build and testing of alternative design prototypes. The selected concept is now undergoing detailed design work which will include the building, testing and optimizing of further design prototypes.

- Signed agreement with FedEx Express for the supply of a P1 E-450 demonstration vehicle. Once the development phase is completed, FedEx Express has committed to purchase a minimum of 20 pre-production parallel hybrid-electric Ford E-450 delivery vans, which are expected to be delivered by May 2008.

- On August 2, 2007, selected Utilimaster as the primary assembly and integration partner for the hybridized E-series chassis.

- On August 14, 2007, received an order from Purolator Courier Ltd. for 105 P1 E-450 vehicles. These vehicles are expected to be delivered by the end of 2008.

Electric Power Products and other production:

- Built initial prototype of the LEEP ("Low Emission Electric Power") system with a refrigerated truck body supplied by Kidron. The first customer demonstration unit is in progress. The Company expects to launch pre-production volumes of the LEEP system before the end of 2007.

- Signed supply agreement with Electro Autos Eficaces of Mexico for 1,000 electric drive systems for integration into the Nissan Tsuru platform, for use in Mexico City's municipal fleet. During the quarter, the first converted vehicle was completed and unveiled at the International Electric Vehicle Forum. Azure expects to complete the conversion of 1,000 vehicles over the following 18 months.

The Company's fiscal 2007 second quarter financial statements and MD&A are available at www.sedar.com or on the Company's website at www.azuredynamics.com.

About Azure Dynamics

Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions. For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles.
Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Daniel Renzella, Chief Financial Officer (781) 932-9009 ext 229
Email: mailto:drenzella@azuredynamics.com

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220
Email: sglaser@azuredynamics.com

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Stated in Thousands)

As at	June 30 2007 (unaudited)	December 31 2006 (audited)	June 30 2006 (unaudited)
	$	$	$
ASSETS			
Current			
Cash and cash equivalents	**16,847**	27,192	10,747
Accounts receivable	**319**	3,394	1,130
Contributions receivable	**608**	1,274	639
Inventory and related prepayments	**5,433**	3,821	4,328
Prepaid expenses	**890**	831	1,017
	24,097	36,512	17,861
Restricted cash	**843**	699	670
Property and equipment	**5,851**	5,614	5,789
Other assets	**-**	-	44
Intangible assets, net of amortization (Note 3)	**9,869**	10,542	11,411
Goodwill (Note 3)	**2,932**	2,932	2,932
	43,592	56,299	38,707

LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities	**3,367**	2,814	3,043
Customer deposits & deferred revenue	**939**	1,046	912
Current portion of notes payable (Note 4)	**194**	212	2,427
	4,500	4,072	6,382
Long-term			
Deferred revenue	**906**	943	986
Notes payable	**2,080**	2,294	-
	2,986	3,237	986
Shareholders' equity			
Share capital (Note 5)	**112,822**	112,803	82,178
Contributed surplus (Note 5)	**4,336**	3,816	2,768
Deficit	**(81,052)**	(67,629)	(53,607)
	36,106	48,990	31,339
	43,592	56,299	38,707

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statements of Operations and Deficit
(Stated in Thousands)

	For the three months ended June 30 (unaudited)		For the six months ended June 30 (unaudited)	
	2007	2006	2007	2006
	$	$	$	$
Revenues	593	1,205	749	2,353
Cost of sales	603	1,129	670	1,972
Gross Margin	(10)	76	79	381
Expenses				
Engineering, research, development and related costs, ne	3,921	2,320	7,869	4,737
Selling and marketing	863	823	1,694	1,548
General and administrative	2,157	1,935	4,122	3,752
Total expenses	6,941	5,078	13,685	10,037
Loss from operations	(6,951)	(5,002)	(13,606)	(9,656)
Interest and other income, net	106	118	304	255
Foreign currency gains/(losses)	(71)	38	(121)	(11)
Net loss for the period	(6,916)	(4,846)	(13,423)	(9,412)
Deficit, beginning of period	(74,136)	(48,761)	(67,629)	(44,195)
Deficit, end of period	(81,052)	(53,607)	(81,052)	(53,607)
Loss per share - basic	(0.03)	(0.03)	(0.07)	(0.06)
Weighted average number of shares - basic *	198,276	158,638	198,276	157,569

* *No fully diluted earnings per share have been disclosed, as these would be anti dilutive.*

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Stated in Thousands)

	For the three months ended June 30 (unaudited)		For the six months ended June 30 (unaudited)	
	2007	2006	2007	2006
	$	$	$	$
Cash flows from operating activities				
Net loss for the period	(6,916)	(4,846)	(13,423)	(9,412)
Adjustments for:				
Amortization of property and equipment and other assets	225	193	440	386
Amortization of intangible assets	404	408	741	808
Unrealized foreign currency gains/(losses)	(79)	120	(72)	(34)
(Gain) / Loss on Disposal of Assets	166	-	166	-
Stock option compensation expense	288	214	524	639
	(5,912)	(3,911)	(11,624)	(7,613)
Changes in non-cash working capital items	2,636	(1,110)	2,316	(2,873)
Movement due to exchange impact	146	(43)	164	(39)
	2,782	(1,153)	2,480	(2,912)
Total Cash flows from operating activities	(3,130)	(5,064)	(9,144)	(10,525)
Cash flows from financing activities				
Issuance of common shares (net of costs)	-	673	15	1,290
Principle payments on notes payable	(9)	(14)	(19)	(28)
Movement due to exchange impact	(191)	(113)	(214)	(103)
Total Cash flows from financing activities	(200)	546	(218)	1,159
Cash flows from investing activities				
Acquisition of property and equipment	(508)	(367)	(841)	(601)
Acquisition of other assets	(56)	(54)	(69)	(69)
Changes in Restricted Cash	-	-	(225)	-
Total Cash flows from investing activities	(564)	(421)	(1,135)	(670)
Decrease in cash and cash equivalents	(3,894)	(4,939)	(10,497)	(10,036)
Exchange impact on cash held in foreign currency	149	(89)	152	62
Cash and cash equivalents, beginning of period	20,592	15,775	27,192	20,721
Cash and cash equivalents, end of period	16,847	10,747	16,847	10,747

Certain reclassifications have been made to the June 30 2006 comparative numbers to conform to the current period presentation.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, **SCOTT T. HARRISON, Chief Executive Officer of AZURE DYNAMICS CORPORATION,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **AZURE DYNAMICS CORPORATION,** (the "Issuer") for the period ended **JUNE 30, 2007;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Dated: August 14, 2007

Signed

"Scott T. Harrison"

Scott T. Harrison
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, **DANIEL P. RENZELLA, Senior Vice President Finance and Chief Financial Officer of AZURE DYNAMICS CORPORATION,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **AZURE DYNAMICS CORPORATION,** (the "Issuer") for the period ended **JUNE 30, 2007;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Dated: August 14, 2007

Signed

"Daniel P. Renzella"

Daniel P. Renzella
Senior Vice President Finance and Chief Financial Officer

Azure Dynamics Corporation
(A Development Stage Enterprise)
Unaudited Interim Consolidated Financial Statements
For the three months and six month ended June 30, 2007

CONTENTS

Consolidated Balance Sheets	2
Consolidated Statements of Operations and Deficit	3
Consolidated Statements of Cash Flows	4
Notes to Consolidated Financial Statements	5 - 18

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Stated in Thousands)

As at	June 30 2007 (unaudited)	December 31 2006 (audited)	June 30 2006 (unaudited)
	$	$	$
ASSETS			
Current			
Cash and cash equivalents	**16,847**	27,192	10,747
Accounts receivable	**319**	3,394	1,130
Contributions receivable	**608**	1,274	639
Inventory and related prepayments	**5,433**	3,821	4,328
Prepaid expenses	**890**	831	1,017
	24,097	36,512	17,861
Restricted cash	**843**	699	670
Property and equipment	**5,851**	5,614	5,789
Other assets	**-**	-	44
Intangible assets, net of amortization (Note 3)	**9,869**	10,542	11,411
Goodwill (Note 3)	**2,932**	2,932	2,932
	43,592	56,299	38,707
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities	**3,367**	2,814	3,043
Customer deposits & deferred revenue	**939**	1,046	912
Current portion of notes payable (Note 4)	**194**	212	2,427
	4,500	4,072	6,382
Long-term			
Deferred revenue	**906**	943	986
Notes payable	**2,080**	2,294	-
	2,986	3,237	986
Shareholders' equity			
Share capital (Note 5)	**112,822**	112,803	82,178
Contributed surplus (Note 5)	**4,336**	3,816	2,768
Deficit	**(81,052)**	(67,629)	(53,607)
	36,106	48,990	31,339
	43,592	56,299	38,707

Approved on behalf of the Board:

" signed D. Campbell Deacon" Director
D. Campbell Deacon
"signed Dennis A. Sharp" Director
Dennis A. Sharp

The accompanying notes are an integral part of these consolidated financial statements.

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statements of Operations and Deficit
(Stated in Thousands)

	For the three months ended June 30 (unaudited)		For the six months ended June 30 (unaudited)	
	2007	2006	2007	2006
	$	$	$	$
Revenues	593	1,205	749	2,353
Cost of sales	603	1,129	670	1,972
Gross Margin	(10)	76	79	381
Expenses				
Engineering, research, development and related costs, ne	3,921	2,320	7,869	4,737
Selling and marketing	863	823	1,694	1,548
General and administrative	2,157	1,935	4,122	3,752
Total expenses	6,941	5,078	13,685	10,037
Loss from operations	(6,951)	(5,002)	(13,606)	(9,656)
Interest and other income, net	106	118	304	255
Foreign currency gains/(losses)	(71)	38	(121)	(11)
Net loss for the period	(6,916)	(4,846)	(13,423)	(9,412)
Deficit, beginning of period	(74,136)	(48,761)	(67,629)	(44,195)
Deficit, end of period	(81,052)	(53,607)	(81,052)	(53,607)
Loss per share - basic	(0.03)	(0.03)	(0.07)	(0.06)
Weighted average number of shares - basic *	198,276	158,638	198,276	157,569

* *No fully diluted earnings per share have been disclosed, as these would be anti dilutive.*

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Stated in Thousands)

	For the three months ended June 30 (unaudited)		For the six months ended June 30 (unaudited)	
	2007	2006	2007	2006
	$	$	$	$
Cash flows from operating activities				
Net loss for the period	(6,916)	(4,846)	(13,423)	(9,412)
Adjustments for:				
Amortization of property and equipment and other assets	225	193	440	386
Amortization of intangible assets	404	403	741	808
Unrealized foreign currency gains/(losses)	(79)	120	(72)	(34)
(Gain) / Loss on Disposal of Assets	166	-	166	-
Stock option compensation expense	288	214	524	639
	(5,912)	(3,911)	(11,624)	(7,613)
Changes in non-cash working capital items	2,636	(1,110)	2,316	(2,873)
Movement due to exchange impact	146	(43)	164	(39)
	2,782	(1,153)	2,480	(2,912)
Total Cash flows from operating activities	(3,130)	(5,064)	(9,144)	(10,525)
Cash flows from financing activities				
Issuance of common shares (net of costs)	-	673	15	1,290
Principle payments on notes payable	(9)	(14)	(19)	(28)
Movement due to exchange impact	(191)	(113)	(214)	(103)
Total Cash flows from financing activities	(200)	546	(218)	1,159
Cash flows from investing activities				
Acquisition of property and equipment	(508)	(367)	(841)	(601)
Acquisition of other assets	(56)	(54)	(69)	(69)
Changes in Restricted Cash	-	-	(225)	-
Total Cash flows from investing activities	(564)	(421)	(1,135)	(670)
Decrease in cash and cash equivalents	(3,894)	(4,939)	(10,497)	(10,036)
Exchange impact on cash held in foreign currency	149	(89)	152	62
Cash and cash equivalents, beginning of period	20,592	15,775	27,192	20,721
Cash and cash equivalents, end of period	16,847	10,747	16,847	10,747

Certain reclassifications have been made to the June 30 2006 comparative numbers to conform to the current period presentation.

1. Nature of Operations and Basis of Presentation

Azure Dynamics Corporation (the "Company") or ("ADC") is incorporated under the laws of Alberta. The Company is a development stage enterprise, involved in the development and supply of electric and hybrid electric powertrains and vehicle control systems for commercial vehicle and military applications.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There are additional development stages to be completed before the marketability, if any, of the Company's technology can be determined. While the Company has derived limited revenue from the performance of development projects and from the sale of components to third parties, its ability to continue operations is uncertain and dependent upon the successful completion of technical development of the technology, obtaining additional financing and achieving profitable operations. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and liabilities that might be necessary should the Company be unable to continue in business.

2. Significant Accounting Policies

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Consolidation
The consolidated financial statements include the accounts of the Company and of its wholly owned subsidiaries since the date of acquisition. The Company has four wholly owned subsidiaries; Azure Dynamics Inc., which is incorporated under the Canada Business Corporations Act ("CBCA"); Azure Dynamics Corporation of America (inactive) and Azure Dynamics Incorporated, both of which are incorporated under the laws of the state of Delaware, U.S.A.; and Azure Dynamics Limited, which is incorporated under the laws of England and Wales. Business acquisitions are accounted for using the purchase method. Investments in joint ventures are accounted for using the proportional consolidation method. All transactions within the subsidiaries have been eliminated upon consolidation.

(b) Revenue recognition
Certain product lines within Solectria (acquired in January 2005 - see note 3) are no longer considered development stage. Therefore the Company now recognizes revenues on the sales of those products at the point of shipment, provided that the Company has evidence of an

2. Significant Accounting Policies (b) (cont'd.)

arrangement, the fee is fixed and determinable, delivery has occurred, title and risk of loss have passed to the customer, and collectibility is reasonably assured.

In addition, the Company recognizes revenues on long term engineering contracts within these product lines using the percentage of completion method. The revenue recognized is determined based on the total contract value and the percentage of the contract estimated completed at the end of the reporting period. Because of inherent uncertainties in estimating the costs to complete contracts in progress, it is possible that the estimates used will change within the near term. Changes in estimated job profitability are accounted for as changes in estimates in the current period. Where applicable, the entire amount of future estimated losses on contracts in progress are recognized when they become known.

The Company also recognizes revenues related to a technology and software licensing agreement (see note 6). The agreement provided for non-refundable payments which are being recognized in revenue on a straight-line basis over the period of the license agreement.

Revenues earned from product lines that are considered in the development stage are reflected as a reduction of the related research and development costs.

Customer deposits and deferred revenue primarily represent fees paid by customers in advance of products being shipped, contract revenue recognized, and the license agreement referred to in note 6.

(c) Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization. No development costs have been deferred to date.

Reimbursements of eligible costs pursuant to government assistance programs are recorded as a reduction of research and development costs when the related costs have been incurred. Claims not settled by the balance sheet date are recorded as "Contributions receivable" on the consolidated balance sheets. The determination of the amount of the claim, and hence the receivable amount, requires management to make calculations based on its interpretation of eligible expenditures in accordance with the terms of the programs. The reimbursement claims submitted by the Company are subject to review by the relevant government agencies. Although the Company has used its best judgment and understanding of the related program agreements in determining the receivable amount, it is possible that the amounts could increase or decrease by a material amount in the near term dependent on the review and audit by the government agency.

The government assistance programs typically incorporate repayment provisions that are contingent upon future trigger-events. In these cases, a repayment liability is recorded when the event occurs or it is considered more likely than not that the event will occur. With respect to repayments in the form of future royalty payments based on sales levels achieved, the liability will be recorded as related revenues are recognized by the Company.

(d) Investment tax credits

The benefits of investment tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditure is made provided there is reasonable assurance

2. Significant Accounting Policies (d) (cont'd.)

of recoverability. The investment tax credit reduces the carrying cost of expenditures for capital assets and research and development expense. Since becoming a public company, the Company is no longer eligible to receive cash refunds from the investment tax credit program – all past investment tax credits receivable in cash have been collected. Since becoming a public company, investment tax credits earned are being carried forward to reduce future federal taxes payable. These investment tax credits have not been recorded as their ultimate utilization is uncertain.

(e) Cash and cash equivalents
The Company considers bank balances (including temporary bank overdrafts) and all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

(f) Inventory and related prepayments
Inventory is comprised of product, spare parts, product components and materials held for resale or use in the Company's product development activities or customer projects and include prepayments made for components on order. Work in progress inventory is comprised of material, labour and a portion of overhead costs relating to in-progress customer and internal orders. Inventory is valued at the lower of cost or net realisable value.

(g) Accrued warranty liabilities

The Company generally warranties its products against defects and workmanship for a period of one to three years from the date of shipment, subject to certain guidelines and exclusions. A provision has been established for this warranty obligation. In establishing the accrued warranty liability, management has estimated the likelihood that products sold will experience warranty claims and the estimated costs to resolve the claims received, taking into account the nature of the product and the past and projected claims experience with the products.

(h) Property and equipment
Property and equipment assets are recorded at cost, less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Workshop equipment	5 years	Office furniture and equipment	5 years
Computer software	2 to 3 years	Automotive	3 to 5 years
Computer hardware	3 years	Leasehold improvements	1 to 12 years
Tooling	3 to 5 years		

The building (see note 4) is amortized on a 3% declining balance methodology.

The Company tests long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; the accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and a current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its previously estimated useful life.

2. Significant Accounting Policies (h) (cont'd.)

Recoverability is assessed based on the carrying amount of the asset and the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset or asset group. An impairment loss is recognized when the carrying amount is not recoverable and exceeds the fair value of the asset or asset group. The impairment loss is measured as the amount by which the carrying amount exceeds fair value.

(i) Other assets
Other asset of $44,000 in the prior year quarter is related to a note receivable. The note has since been paid in full.

(j) Intangible assets

Intangible assets include the fair value of identifiable intangible assets acquired in a purchase business combination. The customer order backlog asset is amortized as the underlying orders are executed. Amortization of the product technology asset is provided on a straight-line basis over the estimated useful life of ten years. The costs of acquiring and applying for patents, trademarks and licensed technology are capitalized and amortized on a straight-line basis over their estimated useful lives of five years. The costs of acquiring and applying for patents, trademarks and licensed technology costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these intellectual properties. Management reviews the intellectual properties for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Management measures any potential impairment by comparing the carrying value to the undiscounted amounts of expected future cash flows.

(k) Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Goodwill is not amortized but is subject to annual fair value impairment tests or is adjusted if changes in circumstances indicate that the carrying value may not be recoverable.

(l) Variable interest entities
The Real Estate Joint Venture that is described in note 4 is by definition a VIE. The Company has assessed the impact of AcG 15 and determined that the Company is not the primary beneficiary of the variable interest entity and accordingly, the implementation of AcG 15 has not had any impact on the consolidated financial statements.

(m) Financial instruments
The Company carries a number of financial instruments. Unless otherwise indicated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted. As of January 1, 2007 the Company adopted Section 1530 – Comprehensive Income, Section 3855 – Financial Instrument Recognition and Measurement, Section 3861 – Financial Instruments Disclosure and Presentation, and Section 3865 – Hedges, in accordance with the transitional provisions in each respective Section. As a result of the adoption of these Sections, the Company has determined that currently, there is no current material impact on the consolidated financial statements.

2. Significant Accounting Policies (cont'd.)

(n) Foreign currency translation
Monetary assets and liabilities of integrated operations that are not denominated in Canadian Dollars are translated at the rate of exchange prevailing at the period end, while revenues and expenses are translated at average rates of exchange during the period. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary items are translated at historical exchange rates. All of the Company's foreign subsidiaries' operations are considered to be integrated.

For the quarter ended June 30, 2007, a foreign exchange loss of $71,000 was recognized in the consolidated earnings (2006 - foreign exchange gain of $38,000).

(o) Future income taxes
Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

(p) Stock based compensation
The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan described in Note 5(d). The Company accounts for the stock-based compensation using the fair-value method as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated earnings over the vesting period of the options. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options issued include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

(q) Earnings per share
Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments, in accordance with standards approved by the Canadian Institute of Chartered Accountants.

(r) Use of estimates
The preparation of consolidated financial statements requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

2. Significant Accounting Policies (cont'd.)

(s) Comparative figures
Certain comparative figures have been restated to be consistent with current year financial statement presentation.

3. Acquisition of Solectria

On January 31, 2005, the Company completed the acquisition of Solectria Corporation ("Solectria"), a U.S. based hybrid electric powertrain and components supplier. The Company acquired all of the outstanding shares of Solectria in exchange for 25,297,655 of its common shares, resulting in Solectria's former shareholders owning approximately 19.8% of the Company's issued and outstanding common shares at that time. Singapore Technologies Kinetics Ltd. ("STK"), a major Solectria shareholder, held approximately 11% of the Company's common shares immediately post-closing. Solectria now operates as Azure Dynamics Incorporated.

The Company's common shares traded at a weighted average price of approximately $0.88 prior to, and immediately after, the acquisition was announced on December 17, 2004. After considering trading discounts for block share trades and typical issue costs the fair market value of the shares was deemed to be $0.66. The Company issued 25,297,655 common shares, with a deemed value of $16.7 million, and paid cash of $0.4 million in settlement of the purchase price. Total consideration, including acquisition expenses of $0.7 million, is $17.8 million.

The Company has accounted for the acquisition using the purchase method and the results of operations of Solectria have been consolidated into the Company's earnings with effect from February 1, 2005. The aggregate purchase price of $17.8 million was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

(Stated in thousands of dollars)		
Current assets (including cash of $625)	$	3,074
Restricted cash		745
Property and equipment		4,678
Other assets		53
Intangible assets		13,400
Goodwill		2,932
Current liabilities		(4,428)
Notes payable		(2,700)
	$	17,754

Assets and liabilities are recorded based on their estimated fair values at January 31, 2005. Intangible assets are comprised of:

(Stated in thousands of dollars)		
Customer order backlog	$	900
Product technology		12,500
	$	13,400

3. Acquisition of Solectria (cont'd)

The intangible assets associated with this acquisition included on the Consolidated Balance Sheet of $9.5 million at June 30, 2007, $10.2 million at December 31, 2006 and $11.1 million at June 30, 2006 are net of amortization of $3.9 million, $3.2 million and $2.3 million respectively

4. Investment in Real Estate Joint Venture

The Company's US subsidiary, Azure Dynamics Incorporated (formerly Solectria) owns a 50% interest in ND Solectria LLC, a joint venture partnership with NDNE Real Estate, Inc., a real estate development corporation. The investment in the real estate joint venture, which is accounted for using the proportional consolidation method, was formed for the purpose of holding property located in Woburn, Massachusetts. On October 1, 2001, the Company entered into a lease agreement for the Woburn property. The Company provided a security deposit of US$400,000 (Cdn$420,000) and made guarantees of an additional US$600,000 (Cdn$630,000) that is in the form of a letter of credit, which is collateralized by certain cash equivalents. NDNE Real Estate, Inc. maintains the unilateral right to sell the property during the lease term and manages the property. The Company is entitled to 50% of earnings of ND Solectria LLC. During the quarter ended June 30, 2007 the Company's interest in earnings from the real estate joint venture amounted to $51,000 (2006-$38,000).

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated balance sheets as follows:

(Stated in thousands of dollars)

		June 30, 2007		June 30, 2006
Cash and equivalents	$	**306**	$	295
Accounts receivable		**9**		8
Property and equipment		**3,061**		3,165
Total assets	$	**3,376**	$	3,468
Accounts payable and accrued liabilities	$	**287**	$	281
Note payable – current		**194**		2,427
Note payable – long term		**2,080**		-
Shareholders' equity		**815**		760
Total liabilities and shareholders' equity	$	**3,376**	$	3,468

The note payable is the Company's proportionate share of a mortgage on the Boston property owned by ND Solectria LLC. The note is repayable on November 20, 2011, bears interest at a floating rate of the applicable Treasury rate plus 200 basis points and is secured by the mortgaged premises. As both parties are jointly and severally liable for repayment of the note payable, the maximum exposure to loss as a result of its involvement with this entity is $4.6 million. The principle repayments over the next five years payable by the joint venture are approximately as follows. 2007 -$34,000, 2008 - $71,000, 2009- $76,000, 2010-$81,000, 2011-$87,000.

4. Investment in Real Estate Joint Venture (cont'd)

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated statements of operations and deficit as follows:

(Stated in thousands of dollars)	**For the three months ended June 30, 2007**	For the six months ended June 30, 2007
General and administrative	$ (91)	$ (191)
Other Expense	40	83
Net income	$ (51)	$ (108)

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated cash flow statement as follows:

(Stated in thousands of dollars)	**For the three months ended June 30, 2007**	For the six months ended June 30, 2007
Net Income	$ 51	$ 108
Amortization	17	37
Principle payments on note payable	(9)	(19)
Changes in short term assets and liabilities	(83)	(136)
Net change in cash	(24)	(10)
Cash and cash equivalents beginning of period	330	316
Cash and cash equivalents end of period	$ 306	$ 306

5. Share Capital, Warrants and Stock Options

a) Authorized

Unlimited common shares without par value
Unlimited preferred shares without par value, non cumulative, redeemable, and non voting

b) Issued and outstanding common shares

(amount stated in thousands of dollars)	**Number of Common Shares**		**Amount**
Balance, December 31, 2006	198,253,101	$	112,803
Issued on exercise of stock options	23,076		15
Release of costs from contributed surplus on options exercised	-		4
Balance, June 30, 2007	**198,276,177**	**$**	**112,822**

5. Share Capital, Warrants and Stock Options (cont'd)

c) Contributed surplus

(amount stated in thousands of dollars)

		Amount
Balance, December 31, 2006	$	3,816
Stock option compensation expense		524
Release to share capital on exercise of stock options		(4)
Balance, June 30, 2007	**$**	**4,336**

d) Stock options

The Company has a stock option plan (the "Plan") which authorizes the Board to issue options to insiders, employees and service providers of the Corporation and its subsidiaries. The maximum number of common shares issuable under stock options, together with common shares as may be subject to options pursuant to other share compensation arrangements, shall not exceed 10% of the outstanding common shares. The exercise price shall not be lower than the closing trading price of the common shares on the TSX, on the last trading day prior to the date on which the option is granted. The options have terms ranging from one to seven years and generally vest over periods of up to twenty-four months. As at June 30, 2007 the Company had 15,515,128 stock options outstanding under the Plan. The stock options are exercisable at a weighted average exercise price of $0.92 per common share. The stock options expire on various dates between January 1, 2008 and May 18, 2014.

Stock option transactions for the six months ended June 30, 2007, and the number of stock options outstanding are summarized as follows:

	Number of Optioned Common Shares	Weighted Average Exercise Price $
Executive Officer, Director, Employee and Consultant Options:		
Balance, December 31, 2006	16,685,003	0.92
Options granted	670,000	0.65
Options exercised	(23,076)	0.65
Options expired/cancelled	(1,816,799)	0.81
Balance, June 30, 2007	**15,515,128**	0.92

5. Share Capital, Warrants and Stock Options (d) (cont'd)

As at June 30, 2007 the numbers of optioned common shares outstanding and exercisable are as follows:

Expiry Date	Number Outstanding	Number Exercisable	Exercise Price
January 1, 2008	225,000	225,000	0.50
February 1, 2008	77,000	77,000	0.50
August 25, 2008	275,000	275,000	0.30
September 26, 2008	235,000	235,000	0.48
January 1, 2009	1,314,923	1,314,923	0.65
May 3, 2009	312,000	312,000	0.90
August 12, 2009	260,000	260,000	0.68
October 4, 2009	33,333	33,333	0.60
September 9, 2011	240,000	240,000	0.53
January 18, 2012	2,069,187	2,069,187	0.86
February 17, 2012	23,685	23,685	0.95
February 24, 2012	1,035,000	1,035,000	0.99
April 6, 2012	70,000	70,000	1.06
April 18, 2012	25,000	25,000	1.08
May 2, 2012	60,000	60,000	1.05
June 21, 2012	20,000	20,000	0.95
July 4, 2012	50,000	33,334	0.93
July 4, 2012	20,000	13,334	0.94
July 18, 2012	50,000	33,334	0.95
November 16, 2012	10,000	6,667	1.10
December 23, 2012	2,245,000	1,496,670	1.07
January 17, 2013	1,202,500	801,703	1.11
February 13, 2013	50,000	33,333	1.15
March 23, 2013	90,000	60,000	1.04
May 11, 2013	5,000	3,334	1.30
July 29, 2013	10,000	3,334	0.88
November 22, 2013	75,000	25,000	0.85
December 10, 2013	2,525,000	1,191,669	0.87
December 19, 2013	2,237,500	745,869	0.83
March 21, 2014	45,000	15,000	0.38
April 17, 2014	500,000	166,667	0.67
May 18, 2014	125,000	41,666	0.68
Grand Total	**15,515,128**	**10,946,043**	

5. Share Capital, Warrants and Stock Options (cont'd)

e) Stock compensation expense

The fair value of each performance share and stock option is determined at each issue or grant date using the Black-Scholes model with the following assumptions: risk free interest rate - 5% (2006 – 5%), expected life – 4 years (2006 - 4 Years), expected dividend yield – nil (2006 - nil), and expected volatility – 42% (2006 - 35%). The Company recorded a compensation expense charge of $0.3 million to consolidated earnings for the three months ended June 30, 2007 (2006 - $0.2 million) and $0.5 million year to date (2006 - $0.6 million), with a corresponding credit to contributed surplus. The amount released from contributed surplus and added to share capital was $Nil in the current quarter as no options were exercised (2006 - $119,000). On a cumulative basis $4,000 has been released from contributed surplus and added to share capital in respect of options exercised in the year (2006 - $187,000)

f) Deferred Share Unit Plan

The Company has a Deferred Share Unit Plan ("DSU Plan") under which it may grant deferred share units ("DSUs") to non-executive directors and selected employees. The maximum number of common shares issuable from the Company's treasury to participants under this DSU plan shall not exceed is 3,900,000 common shares at any one time. Under the DSU Plan, non-executive directors can elect to receive a portion of their retainer fees in DSUs and selected employees can elect to receive up to 100% of their annual performance bonus in DSUs. Such elections must be made in advance of the determination of bonuses in the case of selected employees, and prior to the year in which the non-executive directors' retainers will be earned in accordance with plan provisions. The DSU Plan also provides the Corporate Governance and Compensation Committee the authority to make discretionary grants of DSUs to non-executive directors as an additional component of their compensation and to selected employees as part of their annual remuneration. Once a non executive director or selected employee ceases employment, by way of termination, resignation, retirement, disability or death, the Company can, in its sole discretion, either settle the obligation in cash equal to the number of DSUs held by the person multiplied by the previous five day weighted average trading price of the Company's common shares, or in common shares on a one for one basis for each DSU held by the person. The DSUs issued pursuant to the DSU Plan, together with all of the Company's other previously established security based compensation arrangements, may not result at any time in the aggregate number of common shares reserved for issuance from the Company's treasury to insiders exceeding 10% of the outstanding issue or the issuance to insiders from the Company's treasury, within a one year period, of an aggregate number of common shares exceeding 10% of the outstanding issue. The DSU Plan is an unfunded plan and any obligations of the Company under the DSU Plan are unsecured. The DSU plan was effective on May 8, 2007 and there was no activity in the DSU plan prior to the quarter ended June 30, 2007. Subsequent to the quarter end, 80,000 DSUs were granted. This grant is more fully detailed in note 9.

6. Related Party Transactions

In November 2003, Solectria entered into a Transfer of Technology and Software Licensing Agreement ("TTA Agreement") with STK. Under the terms of the agreement, the Company transferred specified technology to STK and granted an exclusive license to use and manufacture

6. Related Party Transactions (cont'd)

the technology. The Company also provided STK with the training necessary for the transfer of the technology. The license expires in November 2020, and is subject to automatic one-year renewals thereafter. The Company received cash consideration for the license and transfer of technology, and for the training in the aggregate amount of US$1.0 million (Cdn$1.2 million). As discussed in note 2(b), revenues from the TTA Agreement are being recognized on a straight-line basis over the period of the license agreement. As of June 30, 2007, the Company has deferred revenue associated with the TTA Agreement in the amount of $0.9 million. During the six months ended June 30, 2007, revenues recognized by the Company from the sale of products to STK and its related companies and from certain other contractual arrangements totalled approximately $32,000 (2006 - $35,000). As of June 30, 2007, accounts receivable includes $11,000 (2006 - $11,000) due from STK and customer deposits includes $42,000 received from STK (2006 - $43,000).

7. Commitments

As of June 30, 2007, the Company has contractually committed to lease payments for premises and equipment requiring minimum payments in future periods as follows:

(Stated in thousands of dollars)		
2007	$	2,207
2008		1,159
2009		1,021
2010		959
2011		954
2012		925
	$	7,225

(a) Azure Dynamics Incorporated leases its operating facility in Woburn, Massachusetts under a non-cancellable lease agreement. Through a joint venture agreement, the Company has a 50% interest in the lessor, ND Solectria LLC (Note 4). The lease agreement provides for a minimum monthly rental payment plus certain operating costs. The Company's lease agreement contains escalation clauses and expires in September 2016. In May, 2004 Azure Dynamics Inc. entered into a lease for a facility in Burnaby, British Columbia, which supports engineering and operations activities. The lease is for a 5 year term, concluding on April 20, 2009. In June 2005, Azure Limited leased a workshop and test facility in Kenilworth, England to support its European operations. The lease agreement expires in July 2011, but the Company is exploring its options related to this facility due to the closure of the UK operations in the quarter.

(b) Pursuant to a contractual agreement with the National Research Council Canada, the Company is required to make royalty payments in the event that the Company successfully commercializes its intellectual properties specified in this agreement. The royalty payments, if any, are calculated at a rate of 1% of yearly gross sales earned from its intellectual properties. The obligation to make royalty payments expires at the earlier of January 2011 or when aggregate royalty payments reach $296,000.

(c) Pursuant to a contractual agreement with Technology Partnerships Canada ("TPC"), the Company is required to make royalty payments equal to the greater of 0.28% of yearly gross business revenues or in accordance with a fixed repayment schedule, with repayment amounts

7. Commitments (c)(cont'd)

ranging from $0.7 million to $1.0 million per year starting in 2008 and totalling $1.3 million, provided that certain minimum sales levels are achieved. The obligation to make royalty payments commences when the minimum sales levels are achieved and continues until the earliest of 2015 or when a cumulative payment ceiling of $20.5 million is reached. On March 23, 2005, the Company entered into a contract amendment with TPC whereby the royalty payment period was extended to December 31, 2020.

(d) Pursuant to an agreement with EnCana Corporation, whereby EnCana sponsored the development of power train product, the Company is required to make royalty payments equal to 1% of gross revenue from sales of the power train product up to a maximum payment of $1.0 million.

(e) The Company has entered into employment agreements with certain executive directors and officers. In addition to defining the terms of employment, the agreements entitle the executives to termination payments, ranging from one to two years compensation and the immediate vesting of all options previously granted, in the event of termination without cause and in some cases in the event of termination due to a change in the control of the Company.

All other commitments have been disclosed in note 15 to the Company's audited consolidated annual financial statements.

8. Segmented financial information

Management currently organizes and views the Company's activities as one operating segment. A geographic analysis of revenues by customer locations and of assets employed is as follows:

Stated in thousands	Revenues		Total Assets	Property, Plant, Equipment and Goodwill
	Three months ended June 30, 2007	**Six months ended June 30, 2007**	**June 30, 2007**	**June 30, 2007**
Canada	**nil**	**nil**	**19,517**	**1,063**
United Kingdom	**nil**	**nil**	**339**	**-**
United States	**577**	**717**	**23,736**	**7,720**
Asia	**16**	**32**	**nil**	**nil**
Total	**593**	**749**	**43,592**	**8,783**
	Three months ended June 30, 2006	Six months ended June 30, 2006	June 30, 2006	June 30, 2006
Canada	nil	nil	15,875	776
United Kingdom	179	182	363	170
United States	1,009	2,136	22,469	7,775
Asia	17	35	nil	nil
Total	1,205	2,353	38,707	8,721

8. Segmented financial information (contd'd)

The percentage of revenues derived from the Company's largest customers is as follows:

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
First	**71%**	47%	**57%**	46%
Second	**6%**	15%	**10%**	11%
Third	**4%**	8%	**5%**	10%
Others	**19%**	30%	**28%**	33%
Total	**100%**	100%	**100%**	100%

9. Subsequent Events

a) On July 12, 2007 the Company granted 80,000 DSUs to Azure's Chief Executive Officer Scott T. Harrison. The DSUs were issued pursuant to the Company's Deferred Share Unit Plan.

b) On August 2, 2007 the Company announced that it has selected Utilimaster Corporation as the primary assembly and integration partner for the hybridized E-series chassis.

c) On August 13, 2007 the Company announced the appointment of Curt A. Huston as Chief Operating Officer. Current President and Chief Operating Officer, Gregory P. Francis, will resign his position and remain as an advisor to the Company. David E. Deacon will resign as Executive Vice-President, and will remain on the Company's Board.

d) On August 14, 2007 the Company announced an order for 105 P1 E-450 vehicles for delivery to Purolator Courier Ltd by the end of 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three months and six months ended June 30, 2007 compared to the three months and six months ended June 30, 2006

This "Management's Discussion and Analysis" has been prepared as of August 14, 2007 and should be read in conjunction with the unaudited consolidated financial statements of Azure Dynamics Corporation ("Azure" or the "Company") for the three months and six months ended June 30, 2007 and the audited consolidated financial statements of the Company for the year ended December 31, 2006.

Forward-Looking Statements

This MD&A contains forward-looking statements related to Azure's financial and other projections, expected future plans, events, financial and operating results, objectives and performance, as well as underlying assumptions, all of which involve risks and uncertainties. When used in this MD&A, the words "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These statements reflect management's current beliefs and are based on information currently available to Azure's management and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons and no assurances can be given as to actual future results, performance or prospects. Factors that may cause such differences include, but are not limited to, the early stage of development of the Company; a lack of product revenues and a history of losses; the need for additional financing; uncertainty as to commercial viability; uncertainty as to product development and commercialization milestones being met; uncertainty as to the market for the Company's products and unproved acceptance of the Company's technology; competition; uncertainty as to target markets; dependence upon third parties; changes in environmental policies; uncertainty as to patent and proprietary rights; availability of management and key personnel; available regulatory approvals and conflicts of interest by directors and officers of the Company. More detailed information about these and other factors that could affect Azure's operations or financial results are included in Azure's filings with Canadian securities regulatory authorities. Azure does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Because of these risks, uncertainties and assumptions, readers should not place undue emphasis on Azure's forward-looking statements.

Business Strategy of the Company and Overall Performance

The Company has developed proprietary hybrid electric drive technology for the light to heavy duty commercial vehicle category (the "Technology"). Azure has expertise in the areas of vehicle controls software, power electronics, electric machine design, vehicle systems engineering and vehicle integration. The principal business of Azure is the supply of hybrid electric vehicle ("HEV") and electric vehicle ("EV") control and powertrain systems. The Company also has an established portfolio of proprietary component products that compliment its core technical skills and makes use of an extensive industry supplier base to offer complete powertrain solutions to its target market.

Target markets include urban delivery, postal, courier and shuttle-bus applications. Over the past five years, the Company has primarily been engaged in the development and testing of its Technology. Certain of the Company's products are now generating commercial revenues while other products are in the development stage. In production, Azure does not intend to be the ultimate manufacturer of components or assembler of powertrain systems. Rather, the Company uses the supply capacity that exists within the commercial vehicle industry to assemble products to its specifications which are then distributed via existing industry channels to the customer.

Azure seeks to closely align its product development and sales efforts with recognised industry partners (Original Equipment Manufacturer's, component suppliers, and customers) thereby gaining access to product development support and established distribution networks which can help accelerate the penetration of its electric and hybrid-electric products into the commercial vehicle markets. The Company has concluded arrangements with Ford Motor Company ("Ford") and StarTrans (a business division of Supreme Corporation) which have facilitated a concentration of the Company's efforts around its core programs for series-hybrid (G1) and parallel-hybrid (P1) delivery vans and shuttle buses. In addition, the Company's third area of focus is referred to as Electric Power Products, the Company has preliminary arrangements with Kidron, a division of VT Specialized Vehicles Corporation, for the branding, marketing and sale of Azure's LEEP (Low Emission Electric Power) systems throughout the North American refrigerated truck body segment. Furthermore, in 2007, the Company entered into a supply agreement with Electro Autos Eficaces of Mexico ("EAE") for electric drive systems and components.

During the quarter under review the Company initiated organizational and infrastructure changes to take full advantage of the opportunities now available to it in its core programs. D. Campbell Deacon, retiring Chief Executive Officer, became Chairman of the Board. On April 17, 2007 Scott T. Harrison was appointed Chief Executive Officer and joined the Azure Board. Scott Harrison has extensive production and supply chain experience with both new and established products in the automotive industry and has the appropriate skills to successfully manage the transition of the Company from research and development to commercial production. On May 14, 2007 the Company appointed James J. Padilla, former President and Chief Operating Officer of Ford to its Board of Directors thereby further enhancing the industry profile of the Board. Thomas N. Davidson, outgoing Chairman, and Roberto Quarta, Director, did not seek re-election to the Board at the Annual General Meeting of the Shareholders held on June 12, 2007.

On May 7, 2007 the Company announced that it will establish a new corporate head office and development center in the heartland of the North American automotive industry. The new location will be selected to ensure the Company can leverage its relationship with Ford and capitalize on the significant opportunities in the mid-sized truck market. The Kenilworth facility in the UK as well as the Executive and Marketing office in Toronto were closed in May and July 2007 respectively. Upon completion of these changes the Company will operate offices and facilities in Boston (engineering, sales and service); Vancouver (engineering, sales and service); Mississauga/Toronto (service) and Detroit/Windsor (development and corporate).

In continuation of the repositioning of the executive and management team of Azure, effective August 20, 2007 David E. Deacon, Executive Vice President and Deputy Chairman, and Gregory P. Francis, President and Chief Operating Officer, will resign their positions. David Deacon will continue to serve as a non-executive Director of the Board and Greg Francis will support the Company's strategic development in an advisory capacity. Guy Pearson, Vice President, Engineering (Vancouver) resigned with effect from July 9, 2007. His responsibilities have been assumed by Ricardo Espinosa, Vice-President, Engineering (Boston). On August 13, 2007 the Company appointed Curt Huston as Chief Operating Officer. Curt will enhance Azure's ability to build a best-in-class supply chain by attracting industry talent and building the necessary supply chain processes

The executive and senior management team of Azure is now comprised of the following:

Scott Harrison – Chief Executive Officer;
Daniel Renzella – Chief Financial Officer;
Ronald Iacobelli – Chief Technology Officer;
Curt Huston – Chief Operating Officer;
Mark Federle – Senior Vice-President, Sales;
Mike Elwood – Vice-President, Marketing;
Ricardo Espinosa – Vice-President, Engineering;
Steven Glaser – Vice-President, Corporate Affairs;

Rajan Johal – Vice-President, Operations;
Dean McGrew – Vice-President, Business Development.

The facilities and management reorganization described above are expected to provide annual cost savings in excess of $3.0 million. The cost savings are related to both fixed costs for facilities and people as well as in variable costs, such as travel. The savings are expected to be approximately $0.5 million in the current year, net of exit and set up costs.

G1 (series hybrid) production:

Purolator Courier Ltd has completed the introduction of 30 new G1 hybrid delivery vans into their fleet operations in the first part of 2007. Their combined fleet of Azure hybrid vehicles now totals 49, with vehicles deployed in Montreal, Ottawa, Toronto and Vancouver.

During the quarter the Company continued the final-stage development of the G1 shuttle bus design. The initial nine customer units have progressed from the cab-chassis stage to be fitted with shuttle bus bodies manufactured and installed by StarTrans. After final assembly and evaluation at Azure's Boston facility the first two shuttle buses were delivered in June 2007. The remaining buses are expected to be delivered in July and August 2007. A larger production run of shuttle busses is in the set-up phase with deliveries anticipated in 2007 and early 2008. Also during the quarter, the Company delivered a shuttle bus that commenced durability testing at Altoona (the process required to qualify for federal capital subsidies in public transit applications).

P1 (parallel hybrid) development:

Azure's commercial P1 development program is focused on the Ford E-350 and E-450 commercial vehicle chassis. The program has advanced through the initial requirements and concept phases and is now in the detailed design phase which includes the building, testing and optimizing of additional prototypes. The second prototype truck was completed in June and will be set up for hot weather testing in Arizona commencing in July. These internal prototypes will form the design basis of the demonstration prototypes which are scheduled for customer in-service trials in the latter half of 2007. Thereafter, a quantity of pre-production units for lead customers is anticipated to be built commencing in early 2008 with full production expected to commence in mid 2008.

On May 15, 2007 the Company announced that it had entered into an agreement with FedEx Express, a subsidiary of FedEx Corporation, for a P1 E-450 demonstration vehicle and subsequently 20 pre-production vehicles (the latter to be delivered by May 2008). On August 14, 2007 the Company announced a further order for 105 P1 E-450 vehicles for delivery to Purolator Courier Ltd by the end of 2008. Based on these initial orders, the Company can now commence the supply chain and assembly-line procurement activities required to establish the production process. To this end, the Company announced on August 2, 2007 that it has selected Utilimaster Corporation as the primary assembly and integration partner for the hybridized E-series chassis.

Electric Power Products and other production:

Electric Power Products consists of Azure's LEEP and electric drive components. The product name LEEP (Low Emission Electric Power) refers to all systems whereby clean electric power is generated off the vehicles' power train to supply a range of auxiliary systems (i.e. pumps, refrigeration, etc.) and export power applications. Azure and Kidron are developing the first LEEP application for use in the North American refrigerated truck body market. Kidron uses cold-plate refrigeration technology whereby the cold-plate is cooled by plugging into the grid. The LEEP system enables the vehicles power train to maintain cooling of the refrigerated cold-plate while driving, thereby extending the delivery range. The LEEP system also has the potential to replace the ancillary motors/generators used in the other method of cooling refrigerated trucks, thereby providing capital cost and fuel savings as well as reductions in noise and emissions. Azure has

completed the build of a prototype of the LEEP system based on a refrigerated truck body provided by Kidron. The first customer demonstration unit is in progress. The Company is targeting to launch pre-production volumes of this product before the end of 2007.

On April 9, 2007 the Company announced it had signed a supply agreement with EAE. The initial agreement is for 1,000 drive systems for integration into the Nissan Tsuru platform, which is commonly used in the municipal fleet of Mexico City. The Tsurus are being converted from gasoline powered vehicles to electric vehicles. Azure designed and completed the first vehicle integration during the second quarter; the converted vehicle was unveiled at the International Electric Vehicle Forum on May 8, 2007 in Mexico City. The balance of the 1,000 vehicles is expected to be converted over the following 18 months. Azure's scope of supply for the 1,000 drive systems includes the motor, controller, gearbox and DC-DC converters. The agreement also includes the potential for Azure to supply a broad range of electric and hybrid electric drive systems and components for various other vehicle applications in Mexico.

The P2 parallel hybrid system, delivered to the Charmer-Sunbelt Group ("Charmer-Sunbelt") in October 2006, continues to be evaluated in-service. Azure will only actively pursue the development of the P2 system when development program partners and engineering resources are available.

The total number of employees increased from 112 at the end of fiscal 2006 to 122 at June 30, 2007. The Company occupies facilities in Vancouver (18,000 square feet) and Boston (77,000 square feet). The Company has also established a service and support center in Mississauga, Canada. The Company considers that, with the addition of the Detroit/Windsor facility, its various facilities are suitable to meet the foreseeable requirements for engineering, workshop, test, and administrative accommodations. Additional test and workshop equipment has been acquired to enable the execution of program development and customer deliverables and the Company has implemented an enterprise resource planning ("ERP") system to support all its operations.

Critical Accounting Estimates

The consolidated financial statements are prepared in accordance with Canadian GAAP, which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. The Company has identified the policies below as critical to the business operations and an understanding of the results of the business operations. The application of these and other accounting policies are described in note 2 to the consolidated financial statements. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Certain product lines within Solectria (acquired in January 2005 - see note 3 to the Financial Statements) are no longer considered development stage. Therefore the Company recognizes revenues on the sales of those products at the point of shipment, provided that the Company has evidence of an arrangement, the fee is fixed and determinable, delivery has occurred, title and risk of loss have passed to the customer, and collect-ability is reasonably assured.

In addition, the Company recognizes revenues on long term engineering contracts using the percentage of completion method. The revenue recognized is determined based on the total contract value and the percentage of the contract estimated completed at the end of the reporting period. Because of inherent uncertainties in estimating the costs to complete contracts in progress, it is possible that the estimates used will change within the near term. Changes in estimated job profitability are accounted for as changes in estimates in the current period. Where applicable, the entire amount of future estimated losses on contracts in progress are recognized when they become known.

Warranty Provision

The Company generally warranties its products against defects and workmanship for a period of one to three years from the date of shipment, subject to certain guidelines and exclusions. A provision has been established for this warranty obligation. In establishing the accrued warranty liability, management has estimated the likelihood that products sold will experience warranty claims and the estimated costs to resolve the claims received, taking into account the nature of the product and the past and projected claims experience with the products. Should these estimates prove to be incorrect, the Company may incur costs different from those provided for in the warranty provisions.

Inventory Provision

In establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market demand for the Company's products and by changes in technology, which could make inventory on hand obsolete. The Company performs regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required.

Intangible Assets and Goodwill

As a result of the Solectria acquisition (see note 3 to the Financial Statements), the Company recorded intangible assets and goodwill on the balance sheet. In accordance with Canadian GAAP, the Company does not amortize goodwill. Intangible assets are amortized over periods ranging from 2 to 10 years. At least annually, management reviews the carrying value of intangible assets and goodwill by segment for potential impairment. If circumstances indicate that impairment in the value of these assets has occurred, the impairment is recorded in the earnings of the current period.

Operating Results, Cash Flows and Financial Condition

Statement of Operations Discussion

Selected Quarterly information: (stated in thousands except loss per share amounts)

	Q2, 2007 (Apr– Jun)	Q1, 2007 (Jan – Mar)	Q4, 2006 (Oct – Dec)	Q3, 2006 (Jul – Sep)
Revenue	$ 593	$ 156	$ 3,008	$ 411
Gross margin	$ (10)	$ 89	$ 967	$ (166)
Expenses, net	$ (6,906)	$ (6,596)	$ (5,974)	$ (8,849)
Net loss for the period	$ (6,916)	$ (6,507)	$ (5,007)	$ (9,015)
Net loss per share	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.06)
Weighted average number of Shares	198,276	198,275	166,913	159,206

	Q2, 2006 (Apr – Jun)	Q1, 2006 (Jan – Mar)	Q4, 2005 (Oct – Dec)	Q3, 2005 (Jul – Sep)
Revenue	$ 1,205	$ 1,147	$ 965	$ 1,134
Gross margin	$ 76	$ 304	$ 56	$ 154
Expenses, net	$ (4,922)	$ (4,870)	$ (6,796)	$ (4,788)
Net loss for the period	$ (4,846)	$ (4,566)	$ (6,740)	$ (4,634)
Net loss per share	$ (0.03)	$ (0.03)	$ (0.04)	$ (0.03)
Weighted average number of Shares	158,638	156,631	156,116	146,291

For the quarter ended June 30, 2007, the Company incurred a net loss of $6.9 million ($0.03 per share) compared to a net loss of $4.8 million ($0.03 per share) in the comparable 2006 quarter. The higher loss in the current quarter is primarily attributable to the lower margins associated with lower volume and the higher level of activities in engineering and operations as the Company progresses the P1 Ford development and incurs final engineering and start up costs associated with the ramp up of G1 production.

Revenue: Revenue for the quarter ended June 30, 2007 was $0.6 million (2006 – $1.2 million). The lower revenue is attributable to decreased activities in funded engineering contracts in the Boston operation. The Company substantially completed the funded development programs in 2006 and has now refocused its engineering resources on internal development programs that will be launched into production in 2007 and 2008. Revenue in the current quarter is mainly comprised of the initial two deliveries of shuttle buses to customers in New York, in addition to sales of components and after-sales service support. After considering direct and applicable indirect costs of sales, the gross margin contribution from revenue in the quarter was $nil (2006 – $0.1 million). Gross margin as a percentage of sales was nil% (2006 – 6%).

Engineering, research, development and related costs, net: Before contributions, the Company expended $4.2 million on engineering, research and development operations in the quarter (2006 – $2.7 million), including $2.4 million in respect of product development costs (2006 - $1.3 million). The expenses were reduced by $0.3 million (2006 – $0.4 million) in respect of government and customer contributions. At June 30, 2007, Azure employed 97 research, engineering, operations and technical personnel (2006 - 84). Engineers and technical personnel are either working on revenue contracts and sales orders, on servicing vehicles or products in the field, or on core product development programs. In the former case, revenues are recognised as product is delivered or in accordance with the percentage of completion methodology in the case of contracts in progress. For product development and other unabsorbed overheads the direct costs and related overheads, net of customer or government contributions, are expensed.

Product development expenses of $2.4 million (2006 – $1.3 million) include the start up costs of the G1 production launch, the P1 system development, and costs related to the development and enhancement of system components.

Customer and government contributions were $0.3 million in the second quarter of 2007 compared to $0.4 in the second quarter of 2006. All of the contributions in the quarter are associated with Technology Partnerships Canada ("TPC") (2006 - $0.3 million). The Company recorded no customer contributions in the second quarter of 2007 (2006 – $0.1 million).

The Company is required to make royalty payments to TPC, EnCana Corporation and the National Research Council based on future revenues in respect of specified products.

Selling and marketing: Selling and marketing costs were $0.9 million in the second quarter of 2007 compared to $0.8 million in the comparable 2006 quarter. The increase is primarily related to a higher level of activities in advertising, product demonstrations and related travel to grow the order book for launched products and to sign up lead customers for products in development. The selling and marketing headcount at June 30, 2007 was 8 (2006 – 8).

General and administrative: General and administrative costs were $2.2 million in the quarter compared to $1.9 million in 2006. The increase is primarily related to the one time exit costs related to the closure of the UK facility. The headcount at June 30, 2007 was 17 (2006 – 20).

Amortization: Amortization of property, equipment and other assets was $0.2 million in the second quarter of 2007 compared to $0.2 million in the second quarter of 2006. Property and equipment primarily consists of workshop equipment, tooling, computer hardware and software. The Company purchased assets with a value of $0.5 million in the quarter (2006 - $0.4 million). Other assets are primarily the cost of patents and

trademarks. In addition, the intangible assets acquired as a result of the US acquisition noted above have been amortized by $0.4 million (2006 - $0.4 million). Amortization of property, equipment and other assets are allocated to the relevant cost categories on the Statement of Operations.

Foreign currency losses: Foreign currency losses total $71,000 in the quarter (2006 – gain of $38,000). These were mainly unrealised losses in respect of foreign currency cash balances which reversed out subsequent to the quarter end.

Balance Sheet Discussion

Cash and cash equivalents: Cash and cash equivalents at June 30, 2007 were $16.8 million compared to $27.2 million at December 31, 2006 and $10.7 million at June 30, 2006. Net cash outflows were approximately $3.9 million in the quarter compared to net cash outflows of $4.9 million in the second quarter of 2006. The prior year quarter included net equity financing of $0.7 million compared to $nil in the second quarter of 2007. Net cash outflows in respect of operations, working capital financing and capital expenditures were approximately $3.9 million compared to $5.6 million in the second quarter of 2006. The decrease in cash outflows of $1.7 million is mainly attributable to the decrease in non cash working capital in the current quarter of $2.6 million compared to an increase of $1.1 million in the prior year quarter, partially offset by the $2.1 million higher loss in the current quarter ($6.9 million compared to $4.8 million in the prior year quarter). The decrease in non cash working capital of $2.6 million in the current quarter was primarily attributable to the collection of the receivable from DRS ($2.9 million). The other non-cash working capital changes are more fully described below. The higher loss in the current quarter is related to the increase in activity levels as described above.

Accounts receivable: Accounts receivable at June 30, 2007 were $0.3 million compared to $3.4 million at December 31, 2006 and $1.1 million at June 30, 2006. The significant decrease in the current quarter compared to the year ended December 31, 2006 is primarily related to the DRS receivable of $2.9 million, which was collected in the current quarter. The decrease in accounts receivable compared to the prior year quarter is primarily due to the higher revenue levels in the prior year quarter.

Contributions receivable: Contributions receivable were $0.6 million at June 30, 2007 ($1.3 million at December 31, 2006, $0.6 million at June 30, 2006). The decrease in the current quarter compared to the year end is primarily related to customer contributions of $0.6 million, which were included in the year end balance, collected during the first quarter.

Inventory and related prepayments: Inventory and related prepayments were $5.4 million at June 30, 2007 compared to $3.8 million at December 31, 2006 and $4.3 million at June 30, 2006. The higher inventory amount at June 30, 2007 compared to the year end and the prior year quarter is attributable to additional work-in-process inventory related to customer orders scheduled to ship in the second quarter of 2007 and additional inventories to support future orders.

Prepaid expenses: Prepaid expenses at June 30, 2007 were $0.9 million compared to $0.8 million at December 31, 2006 and $1.0 million at June 30, 2006.

Property and equipment: Net property and equipment was $5.9 million at June 30, 2007 compared to $5.6 million at December 31, 2006 and $5.8 million at June 30, 2006. The increase compared to the year end is related to capital purchases of additional workshop and test equipment partially offset by additional amortization.

Other assets: Other assets were $nil at June 30, 2007 and December 31, 2006 (2006 - $44,000). The balance in the prior year quarter related to a note receivable which was has since been repaid in full.

Goodwill and other intangibles: The Company accounted for the acquisition of Azure Dynamics Incorporated (its US subsidiary) using the purchase method, and in accordance with Canadian accounting standards, allocated the purchase price to identifiable assets, including intangibles. The excess of the purchase price consideration over identifiable assets is recorded as goodwill on the balance sheet ($2.9 million). The Company identified the order book ($0.9 million) and technology ($12.5 million) as at-acquisition intangible assets. Intangible assets were $9.9 million at June 30, 2007 ($10.5 million at December 31, 2006 and $11.4 million at June 30, 2006). The lower amount in 2007 is attributable to the amortization.

Accounts payable and accrued liabilities: Accounts payable and accrued liabilities were $3.4 million at June 30, 2007 compared to $2.8 million at December 31, 2006 and $3.0 million at June 30, 2006. The higher amount in the current quarter compared to the year end and the prior year is primarily attributable to increased purchasing levels related to inventory for launched product.

Customer deposits and deferred revenues: Current and long-term deferred revenue and customer deposits total $1.8 million at June 30, 2007 compared to $2.0 million at December 31, 2006 and $1.9 million at June 30, 2006). The amount is attributable to the US operation and is comprised of customer deposits in respect of work-in-progress of $0.9 million and deferred revenue of $0.9 million. Approximately $0.9 million of the deferred revenue is in respect of a payment received from Singapore Technologies Kinetics Ltd. ("STK") for a license agreement for certain technology that expires in 2020. The license agreement fee is being recognised in revenue over the 17-year duration of the agreement. The deposit balance is primarily related to deposits from initial shuttle bus customers.

Notes payable: The note payable is attributable to the US subsidiary and is the Company's proportionate share of a mortgage on the Boston property owned by ND Solectria LLC, in which the Company has a 50% interest. The note was refinanced in November 2006, is repayable on November 20, 2011, bears interest at a floating rate of the applicable Treasury rate plus 200 basis points and is secured by the mortgaged premises. The lower amount of $2.3 million at June 30, 2007 compared to $2.5 million at December 31, 2006 and $2.4 million at June 30, 2006 is attributable to principle repayments.

Share capital: Share capital at June 30, 2007 was $112.8 million compared to $112.8 million at December 31, 2006 and $82.2 million at June 30, 2006. The increase in share capital in the current quarter and year end compared to the prior year quarter is primarily related to the equity financings in November 2006 (increase to share capital of $30.3 million).

The number of common shares, options and DSUs issued and outstanding are presented in the following table:

	August 14, 2007	June 30, 2007	June 30, 2006
Common shares	198,276,177	198,276,177	159,139,445
Deferred Share Units ("DSUs")	80,000	Nil	Nil
Stock options issued under the Stock Option Plan, with expiry dates ranging up until May 18, 2014 and average exercise price of $0.92	15,515,128	15,515,128	12,386,408

There was no share or option activity during the period from June 30, 2007 to August 14, 2007. The Company issued 80,000 DSUs on July 12, 2007.

Related Party Transactions

In November 2003, Solectria entered into a Transfer of Technology and Software Licensing Agreement ("TTA Agreement") with Singapore Technologies Kinetics ("STK"). Under the terms of the agreement, STK has a non exclusive license to use and manufacture specified technology in specified Asian countries. The Company also provided STK with the training necessary for the transfer of the technology. The license expires in November 2020, and is subject to automatic one-year renewals thereafter. The Company received

cash consideration for the license and transfer of technology, and for the training in the aggregate amount of US$1.0 million (Cdn$1.2 million). As discussed in note 2(b) of the June 30, 2007 Financial Statements, revenues from the TTA Agreement are being recognized on a straight-line basis over the period of the license agreement. As of June 30, 2007, the Company has deferred revenue associated with the TTA Agreement in the amount of $1.0 million. During the three months ended June 30, 2007, revenues recognized by the Company from the sale of products to STK and its related companies and from certain other contractual arrangements totalled approximately $15,000. As of June 30, 2007, accounts receivable includes $11,000 due from STK and customer deposits includes $42,000 received from STK.

Liquidity, Capital Resources and Risk Factors

At June 30, 2007 the Company had $17.7 million (December 31, 2006 - $27.9, June 30, 2006 - $11.4 million) in net cash reserves. The Company invests its cash, in accordance with its investments policy, in highly-liquid, highly-rated financial instruments such as banker's acceptances and term deposits. At June 30, 2007 approximately $0.8 million of cash was restricted. The restricted cash is related to a security deposit in respect of the Boston joint venture property and lease arrangements ($0.6 million) and a standby letter of credit associated with a contract in the Boston operation ($0.2 million). Working capital was $19.6 million at June 30, 2007 compared to $32.4 million at December 31, 2006 and $11.5 million at June 30, 2006. Working capital is $12.8 lower compared to the year end primarily due to the lower cash balance ($10.3 million lower due to the cash outflows described above), the lower accounts receivable balance ($3.1 million due to the collection of the DRS receivable) and the lower contributions receivable balance ($0.7 million lower due to the collection of the customer contributions as described above), partially offset by the higher inventory balances ($1.6 million higher due to increased work in process as described above) and the higher accounts payable balances ($0.5 million higher due to increased inventory purchase activity as described above). Working capital is $8.1 million higher compared to the prior year quarter primarily due to the higher cash balance (higher by $6.1 million as described above), the higher inventory levels ($1.1 higher as described above) and the lower short term note payable balances (lower by $2.2 million due to the current classification of the note payable as long term as the note was refinanced in late 2006), partially offset by the decreases in accounts receivable ($0.8 million lower) and increases in accounts payable (higher by $0.3 million) as are more fully described above.

The Company has incurred losses since its inception as it has invested in the development of its Technology. Although the Company is active in a number of revenue generating programs it also continues to incur product development costs. As a result, the Company has relied on its financing activities to fund its operations. For the year ended December 31, 2006 the Company raised approximately $31.9 million in equity financing, net of issue costs. In addition, Azure is eligible, subject to TPC conditions, to access the maximum grant of up to $9.0 million available under the terms of the TPC contribution agreement. As at June 30, 2007 the Company had claimed approximately $6.5 million in accordance with the terms of the TPC agreement and is therefore eligible for further contributions totalling approximately $2.5 million.

The Company intends to use its cash resources and available financing arrangements from TPC to fund ongoing product development and commercialization activities in 2007. The Company is generating revenue and expects the volumes to grow as additional products are brought into production. Additional financing may be required in the future, to allow for the uninterrupted development of its various products through the commercialization stage. The raising of financing to fund operations remains subject to uncertainty and there is no assurance that such financing will be available on commercially reasonable terms.

The Company holds substantially all of its cash at a recognized Canadian national financial institution, and as such is exposed to all of the risks associated with that institution. The Company operates in foreign markets and has foreign subsidiaries and is therefore exposed to foreign currency exchange risk. Azure's operations are subject to all of the risks inherent in the establishment of a new business enterprise – please see Risk Factors – Annual Information Form, dated March 21, 2007 (this document and additional information relating to the Company is available for inspection at www.sedar.com). These risks include the practical risks of

implementation and execution of its commercialization strategy (for example, the risk that Azure is delayed in the development of customer product requirements specified in development agreements, or is delayed in the process of establishing the infrastructure required to support its commercialization plans). To better manage all risk factors, the Company has a system of reporting and measuring progress towards milestones on a regular basis. The Company has an organization structure commensurate with its growth plans and has implemented an internal control and process system supported by an appropriate ERP system that encompasses all existing engineering/support operations. Management accepts the responsibility of ensuring that control systems and procedures are established and are effective and monitored and is required to report to the Board and its sub-committees on a regular basis on such matters.

The Company has no long-term contractual purchase obligations. Contractual commitments in respect of leased premises and equipment, totalling $7.2 million over the next five years, are described in note 7 to the June 30, 2007 financial statements.

Other MD&A Requirements

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the quarterly filings of the Company are being prepared, in an accurate and timely manner in order for the Company to comply with its continuous disclosure and financial reporting obligations and in order to safeguard assets. Management has concluded that the Company's disclosure controls and procedures, as of the end of the period covered by the annual filings, are effective in providing reasonable assurance that material information is accumulated and disclosed accurately. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls and procedures should not exceed their expected benefits. As such, the Company's disclosure controls and procedures can only provide reasonable assurance, and not absolute assurance, that the objectives of such controls and procedures are met.

The Corporation's financial reporting procedures and practices have enabled the certification of Azure Dynamics' quarterly filings in compliance with Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". Management has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements and other annual filings in accordance with Canadian Generally Accepted Accounting Principles.

There have been no changes to the Company's internal control over financial reporting that occurred during the most recent interim period that have materially.affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Additional Information

Additional information regarding Azure, including its Annual Information Form, can be found on SEDAR at www.sedar.com.


AZURE
DYNAMICS



News Release

AZURE DYNAMICS TO DELIVER PARALLEL HYBRID FOR DEMONSTRATION WITH MAJOR FLEET

Toronto, Ontario –August 28, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles is pleased to announce that it has signed a commercial development and cooperation agreement with a North American company. Azure will deliver a gasoline parallel hybrid electric Ford E-450 based vehicle for industry viability validation, testing and demonstration within the company's North American fleet.

The parallel hybrid electric demonstration vehicle will be used to verify the fuel economy improvements, emissions reductions and maintenance cost savings that can be achieved using Azure's patented technology. Successful completion of the program will result in the company becoming a lead customer for Azure's hybrid technology on the Ford E-450 chassis with a minimum commitment of 10 percent of their fleet replacement purchases per annum.

Scott Harrison, Azure's Chief Executive Officer said, "This program represents another step in our path to commercialising hybrid drive technology into major truck fleets in North America. Our customer is interested in testing and verifying the economic and environmental benefits of hybrid drive technology. We are confident we can deliver a product which will be both economic and environmentally sound and that more business will follow."

About Azure Dynamics

Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally friendly energy management solutions. For more information, please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for

development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles.

Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Mark Federle, Senior Vice President, Sales (781) 932-9009
Email: mfederle@azuredynamics.com

Steven Glaser, Vice President, Corporate Affairs (416) 367-0220 x105
Email: sglaser@azuredynamics.com

David Shapton, Tel: +44 207 260 1312,
Numis Securities Limited, Nominated Adviser to the Company


AZURE
DYNAMICS



News Release

AZURE DYNAMICS ESTABLISHES NEW HEAD OFFICE IN OAK PARK, MICHIGAN

Oak Park, Michigan – September 19, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles, today announced that it has established its new corporate headquarters in Oak Park, Michigan, in the greater Detroit area.

"We are pleased to have found a facility in a strategic location that meets all of our ongoing business development and production needs," said Scott Harrison, Azure's Chief Executive Officer. "As we continue to advance our commercialization activities, and with the scope of our opportunity in working with Ford Motor Company and other automotive industry leaders, it is important for us to be in close proximity to these key players."

"Azure's decision to locate its headquarters here attests to Michigan's leadership in the alternative fuel industry," Michigan Governor Jennifer M. Granholm said. "We look forward to partnering with Azure as the company grows and creates high-tech jobs and diversifies our 21st century economy."

With the establishment of its head office in Oak Park, Michigan, the State of Michigan has granted Azure a tax credit valued at more than US$1.7 million over the next seven years. The city of Oak Park has also proposed an 11-year local tax abatement worth an estimated US$55,400.

"Both the State of Michigan and the city of Oak Park have demonstrated strong support for our move and we look forward to growing our business from our new headquarters," added Mr. Harrison.

Azure does not expect that there will be any material changes to employee counts at its other facilities. The Company will maintain its electric drive solutions business unit and facility in Boston, Mass., and the bulk of its hybrid and hybrid-electric systems engineering and technology development team will remain at its facility in Vancouver, B.C. The Company will also maintain a service facility in Mississauga, Ontario to support major customers in the Toronto area.

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions.

For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements
This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labor and expertise, and evolving markets for power for transportation vehicles. Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220 ext 105
Email: sglaser@azuredynamics.com





News Release

AZURE DYNAMICS AWARDED DELOITTE TECHNOLOGY GREEN 15 FOR TOP PERFORMERS IN ENVIRONMENTAL TECHNOLOGY

Toronto, Ontario – September 20, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles is pleased to announce that it has been presented the **2007 Deloitte Technology Green 15** awarded as a top performer in environmental technology.

Now in its 10th year the **Deloitte Technology Fast 50** is a brand name for honouring business growth, technological innovation and Canadian entrepreneurial spirit.

Scott Harrison, Azure's CEO commented, "Azure has received a number of awards over the last few years, all of which have been a tribute to the dedication and talent of our employees. This award further validates the Azure solution as recognized by our partners like Ford and Kidron as well as customers like Fed Ex and Purolator."

A list of awards Azure has received to date:

- **Sustainable Energy Pioneer Award for 2006**
- **Frost & Sullivan 2005 Technology Leadership of the Year Award**
- **EAST Awards 2005 – United Kingdom**
- **2004 Van of the Year Award – United Kingdom**
- **2003 Canadian Energy Efficiency Award**
- **British Columbia 2003 Regional Innovation Award**
- **2002 Applied Energy Innovation Award**
- **NESEA 2001 American Tour de Sol**
- **NESEA 2000 American Tour de Sol**
- **1989 – 1999, American Tour de Sol**

For more information on these awards please visit Azure's website at:

http://www.azuredynamics.com/awardpatents.htm

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally friendly energy management solutions.

For more information, please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.
-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles.

Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION ON AZURE, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220

Email: sglaser@azuredynamics.com

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority in Canada has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. ***These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). Accordingly, subject to certain exceptions, these securities may not be offered or sold within the United States of America and this short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities within the United States of America. See "Plan of Distribution".***

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Azure Dynamics Corporation at Suite 1210, 155 University Avenue, Toronto, Ontario, M5H 3B7 (Telephone (416) 367-0220), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the secretary of Azure Dynamics Corporation at the above-mentioned address and telephone number and is also available electronically at www.sedar.com*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue September 20, 2007



AZURE DYNAMICS CORPORATION

$•

• Common Shares

This short form prospectus qualifies the distribution (the "**Offering**") of • common shares ("**Common Shares**") in the capital of Azure Dynamics Corporation ("**Azure**" or the "**Corporation**") at a price of $• per Common Share (the "**Offering Price**").

The common shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange ("**TSX**") under the trading symbol "AZD" and on the Alternative Investment Market of the London Stock Exchange ("**AIM**") under the trading symbol "ADC". Azure has applied to list the Common Shares distributed under this short form prospectus on the TSX and on AIM. Listing will be subject to Azure fulfilling all of the listing requirements of the TSX and AIM. The closing price of the common shares of the Corporation on the TSX on September 19, 2007, being the last day the common shares traded prior to the date hereof, was $0.56. The Offering Price was determined by negotiation between Paradigm Capital Inc., Raymond James Ltd., Clarus Securities Inc. and Desjardins Securities Inc. (collectively, the "**Agents**"), on the one hand, and the Corporation, on the other hand.

Price: $• per Common Share

	Price to the Public	Agents' Fee[(1)]	Net Proceeds to Azure[(2)(3)]
Per Common Share	$•	$•	$•
Total	$•	$•	$•

Notes:

(1) In consideration of the services rendered by the Agents in connection with the Offering, the Corporation has agreed to pay a commission to the Agents equal to 6% of the gross proceeds of the Offering (the "**Agents' Fee**").

(2) Before deducting the expenses of the Offering, estimated to be $•, which will be paid from the proceeds of the Offering.

(3) The Corporation has granted to the Agents an option (the "**Over-Allotment Option**") to act as agents for the sale of up to that number of common shares of the Corporation equal to 10% of the Common Shares sold in the Offering at the Offering Price within 30 days after the Closing Date (as defined herein) solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the Price to the Public, Agents' Fee and Net Proceeds to Azure will be $•, $• and $•, respectively. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the common shares of the Corporation to be issued upon exercise of the Over-Allotment Option. See "Plan of Distribution".

Agents' Position	Maximum Size or Number of Securities Held	Exercise Period / Acquisition Date	Exercise Price or Average Acquisition Price
Over-Allotment Option	● Common Shares	30 days following the Closing Date	$●

The Agents, on behalf of the Corporation, conditionally offer the Common Shares on a "best efforts" basis, subject to prior sale, if, as and when issued and sold by the Corporation in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Agents by Cassels Brock & Blackwell LLP.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Subject to applicable laws, the Agents may over-allot or effect transactions that stabilize or maintain the price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution". It is expected that the closing of the Offering will take place on or about •, 2007 or on such other date as the Corporation and the Agents may agree (the "**Closing Date**"), but in any event not later than •, 2007. The distribution of the Common Shares will remain open no later than the Closing Date. Certificates representing the Common Shares will be available for delivery on or about the Closing Date.

You should rely only on the information contained or incorporated by reference in this short form prospectus. The Corporation and the Agents have not authorized anyone to provide purchasers with information different from that contained or incorporated by reference in this short form prospectus. The Corporation is offering to sell, and seeking offers to buy, the Common Shares only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted.

Investing in the Common Shares involves risk. The risk factors identified herein and in the documents incorporated by reference herein should be carefully reviewed and evaluated by prospective investors before purchasing the Common Shares offered hereunder. See "Risk Factors".

The head office of the Corporation is Suite 1210, 155 University Avenue, Toronto, Ontario, M5H 3B7. The registered office of the Corporation is Suite 1200, 425 1st Street S.W., Calgary, Alberta, T2P 3L8.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT....3
FORWARD-LOOKING STATEMENTS....3
DOCUMENTS INCORPORATED BY REFERENCE....4
THE CORPORATION....5
DESCRIPTION OF THE BUSINESS....5
RECENT DEVELOPMENTS....5
USE OF PROCEEDS....6
PLAN OF DISTRIBUTION....7
DESCRIPTION OF SECURITIES BEING DISTRIBUTED....8
CONSOLIDATED CAPITALIZATION....8
RISK FACTORS....9
LEGAL MATTERS....12
AUDITOR, REGISTRAR AND TRANSFER AGENT....13
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION....13
AUDITOR'S CONSENT....14
CERTIFICATE OF THE CORPORATION....C-1
CERTIFICATE OF THE AGENTS....C-2

Unless otherwise indicated, all references to dollar amounts in this short form prospectus are to Canadian dollars.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Corporation, and Cassels Brock & Blackwell LLP, counsel to the Agents, based on the current provisions of the *Income Tax Act* (Canada) and the regulations thereunder (the "**Tax Act**"), provided that the Common Shares are listed on a prescribed stock exchange as defined by the Tax Act (which includes the TSX) as of the date of this prospectus, the Common Shares will, if issued on the date hereof, be "qualified investments" under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

FORWARD-LOOKING STATEMENTS

This short form prospectus, including the documents incorporated by reference herein, contains forward-looking statements relating to, but not limited to, the Corporation's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. These statements reflect management's current belief and are based on information currently available to the Corporation's management and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons and no assurances can be given as to actual future results, performance or prospects. Factors that may cause such differences include, but are not limited to, the early stage of development of the Corporation; a lack of product revenues and a history of losses; the need for additional financing; uncertainty as to commercial viability; uncertainty as to product development and commercialization milestones being met; uncertainty as to the market for the Corporation's products and unproved acceptance of the Corporation's technology; competition; uncertainty as to target markets; dependence upon third parties; changes in environmental policies; uncertainty as to patent and proprietary rights; uncertainty as to foreign currency exchange; uncertainty as to acquisition integration; availability of management and key personnel; available regulatory approvals; and conflicts of interest by directors and officers of the Corporation. More detailed information about these and other factors is included in the short form prospectus in the section entitled "Risk Factors" and elsewhere herein, in documents incorporated by reference and in other disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities. The Corporation is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Because of the risks, uncertainties and assumptions, you should not place undue emphasis on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Corporation at Suite 1210, 155 University Avenue, Toronto, Ontario, M5H 3B7, Telephone: (416) 367-0220, and are also available electronically at www.sedar.com. The Corporation's filings through SEDAR are not incorporated by reference in this prospectus except as specifically set out herein. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the secretary of the Corporation at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The documents of Azure listed below, as filed with the various securities commissions or similar authorities in each of the provinces of Canada are incorporated by reference into and form an integral part of this short form prospectus:

1. the annual information form of Azure dated March 21, 2007 for the year ended December 31, 2006;

2. the audited comparative consolidated financial statements of Azure as at and for the financial years ended December 31, 2006 and 2005 together with the notes thereto and together with the auditor's report thereon;

3. management's discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2006;

4. the unaudited comparative interim financial statements of Azure as at and for the three and six month periods ended June 30, 2007 together with the notes thereto;

5. management's discussion and analysis of financial condition and results of operations for the three and six month periods ended June 30, 2007;

6. the management information circular dated April 20, 2007 relating to Azure's annual general and special meeting of shareholders held on June 12, 2007;

7. the management information circular dated May 11, 2006 relating to Azure's annual general and special meeting of shareholders held on July 24, 2006;

8. the material change report of Azure dated April 17, 2007 relating to the retirement of Thomas N. Davidson as chairman of the board of directors of Azure, the appointment of D. Campbell Deacon as chairman of the board of directors of Azure and the appointment of Scott T. Harrison as Chief Executive Officer of Azure, effective in each case as of April 16, 2007;

9. the material change report of Azure dated May 15, 2007 relating to the appointment of James J. Padilla to the board of directors of Azure; and

10. the material change report of Azure dated June 21, 2007 relating to the resignation of Wu Tzu Chien from the board of directors of Azure.

Any documents of the types referred to above (excluding confidential material change reports) filed by the Corporation with any securities regulatory authorities after the date of this short form prospectus and prior to the termination of this distribution will be deemed to be incorporated by reference into this short form prospectus.

The documents referred to above are not incorporated by reference and do not form part of this short form prospectus to the extent that their contents are modified or superseded by a statement contained in this short form

prospectus or in any subsequently filed document that is also incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained in this short form prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, be deemed to constitute a part of this short form prospectus. Information on the Corporation's website does not constitute part of this short form prospectus.

THE CORPORATION

Azure was incorporated by Certificate of Incorporation pursuant to the *Business Corporations Act* (Alberta) on May 14, 1993 with the name Wild Horse Resources Ltd. and changed its name to its present form by Certificate of Amendment dated April 18, 2001.

Azure has four wholly-owned subsidiaries: Azure Dynamics Inc., which is incorporated under the *Canada Business Corporations Act*; Azure Dynamics Corporation of America (inactive) and Azure Dynamics Incorporated, both of which are incorporated under the laws of the state of Delaware, USA; and Azure Dynamics Limited, which is incorporated under the laws of England and Wales.

DESCRIPTION OF THE BUSINESS

The principal business of Azure is the development and sale of proprietary hybrid electric vehicle ("**HEV**") and electric vehicle ("**EV**") systems and components. HEV systems include an electric motor, an energy storage system (batteries or ultracapacitors), and an additional power source, such as an internal combustion engine/generator. An EV does not include the additional power source. In support of this business, Azure has developed intellectual property and key technical capabilities in the areas of Controls Software Development; Power Electronics and Electric Machine Design; and Systems Engineering and Vehicle Integration. These technical capabilities, along with key supply relationships, allow Azure to supply turnkey vehicle or powertrain solutions to the marketplace.

RECENT DEVELOPMENTS

Commercial Development Agreement with Owner of Major North American Fleet

On August 28, 2007 Azure announced that it had signed a commercial development and cooperation agreement with a North American company (the "**Co-Developer**"). Azure will deliver a gasoline parallel hybrid electric Ford E-450 based vehicle for industry viability validation, testing and demonstration within the Co-Developer's North American fleet. The parallel hybrid electric demonstration vehicle will be used to verify the fuel economy improvements, emissions reductions and maintenance cost savings that may be achieved using Azure's patented technology. It is expected that successful completion of the program will result in the Co-Developer becoming a leading customer of Azure's hybrid technology on the Ford E-450 chassis, with the Co-Developer committing to purchase from Azure a minimum of 10 percent of its fleet hybrid technology replacement needs each year.

Increase in Purchase Orders by Purolator

On August 14, 2007 Azure announced that Purolator Courier Ltd. ("**Purolator**"), Canada's largest courier company, had amended and increased its existing purchase order for Azure hybrid delivery vans. Under the terms of

Purolator's initial purchase order dated September 15, 2005 (the "**Initial Purchase Order**"), Azure supplied 19 HEVs to Purolator. Pursuant to an amendment to the Initial Purchase Order dated August 3, 2006 (the "**First Amendment**"), Azure agreed to supply an additional 115 HEVs to Purolator. To date, 30 of the additional HEVs contemplated by the First Amendment have been delivered to Purolator and are currently in service. Pursuant to a second amendment to the Initial Purchase Order announced on August 14, 2007 (the "**Second Amendment**"), Azure has agreed to supply the remaining 85 HEVs contemplated by the First Amendment to Purolator on its new parallel hybrid-electric Ford E-450 platform. In addition, the Second Amendment increased the Purolator's purchase order to include an additional 20 HEVs, bringing the total number of HEVs yet to be delivered, as contemplated by the First Amendment and the Second Amendment, to 105, all of which will be provided on the Ford E-450 platform. Azure expects to deliver all 105 Ford E-450 HEVs in the third and fourth quarters of 2008.

Memorandum of Understanding with Utilimaster

On August 2, 2007 Azure announced that it had signed a Memorandum of Understanding (the "**MOU**") with Utilimaster Corporation ("**Utilimaster**"), a leading builder of step vans, commercial truck bodies and utility vehicles, for the assembly, hybridization and manufacturing engineering of Azure's P1 hybrid electric commercial delivery vans and shuttle buses. Under the proposed terms of the MOU, Azure will provide Utilimaster with its P1 hybrid electric powertrains, which Utilimaster will integrate into Ford Motor Company's E-Series commercial chassis at Utilimaster's manufacturing facilities in Wakarusa, Indiana.

Agreement with FedEx Express

On May 15, 2007 Azure and FedEx Express ("**FedEx**"), a subsidiary of FedEx Corp., jointly announced that they had entered into agreements providing for the development by Azure of gasoline parallel hybrid-electric powertrains for FedEx's delivery fleet. Under the terms of the agreements, Azure has agreed to supply a parallel hybrid-electric test vehicle to FedEx for the Ford E-450 hybrid commercial delivery van development program. Once the development phase is completed, FedEx has committed to purchase a minimum of 20 pre-production parallel hybrid-electric Ford E-450 delivery vans to be delivered by May 2008.

Supply Agreement with Electric Autos of Mexico

On April 9, 2007 Azure announced that it had entered into a supply agreement with Electro Autos Eficaces of Mexico ("**EAE**"). The supply agreement is valued at more than $7.0 million and provides for an initial order of 1,000 drive systems for integration, over a period of approximately 18 months, into the Nissan Tsuru platform, which is commonly used in the municipal fleet of Mexico City. The Tsurus are being converted from gasoline-powered vehicles to electric vehicles as part of a Mexico City initiative to improve air quality and general health and quality of life in the city. Azure's scope of supply for the 1,000 drive systems includes the motor, controller, gearbox and DC-DC converters. The supply agreement also includes the potential for Azure to supply a broad range of electric and hybrid electric drive systems and components for various other vehicle applications in Mexico.

USE OF PROCEEDS

After deducting the Agents' Fee of $• and the expenses of the Offering, estimated to be $•, the Corporation will have received net proceeds from the sale of the Common Shares of $• (without giving effect to the exercise of the Over-Allotment Option). The Corporation plans to use the net proceeds of the Offering (together with cash generated from operations) to fund its ongoing engineering, product development, and strategic initiatives and for general corporate purposes. Primary areas of cash use are expected to be as follows:

Ongoing engineering and development associated with core products	$	•
Working capital and selling and marketing expenditures	$	•
General and Administration	$	•
Strategic initiatives relating to the achievement of commercialization objectives	$	•
	$	•

The Corporation intends to spend the funds available to it as stated in this short form prospectus. There may be circumstances, however, where for sound business reasons, a reallocation of funds may be necessary.

PLAN OF DISTRIBUTION

Pursuant to the terms and conditions of the agency agreement dated as of •, 2007 between the Corporation and the Agents (the "**Agency Agreement**"), the Corporation has appointed the Agents to offer for sale on a "best efforts" basis, subject to compliance with all legal requirements and the terms and conditions contained in the Agency Agreement, • Common Shares at a price of $• per Common Share, payable in cash against delivery of certificates representing the Common Shares, for gross proceeds of $•. Closing of the Offering is expected to be on or about October 16, 2007 or such other date as may be agreed upon by the Corporation and the Agents, but in any event not later than October 30, 2007. The Common Shares are being offered to the public in all of the provinces of Canada. Subject to applicable law, the Agents or their affiliates may offer the Common Shares for the sale outside of Canada.

The terms of the Offering, including the Offering Price, were determined by negotiation among the Corporation and the Agents in the context of prevailing market conditions.

The Agency Agreement provides for payment by the Corporation of the Agents Fee, which is equal to 6% of the gross proceeds raised in the Offering, for various services rendered to the Corporation in connection with the Offering.

The Corporation has also granted the Agents an Over-Allotment Option, exercisable not later than 30 days after the Closing Date, to act as agents for the sale of up to that number of additional common shares of the Corporation that is equal to 10% of the number of Common Shares sold in the Offering, at the Offering Price. The Over-Allotment Option is exercisable in whole or in any part only for the purpose of covering over-allotments, if any, made by the Agents in connection with the Offering and for market stabilization purposes. If the Agents exercise the Over-Allotment Option in full, the number of Common Shares issued under the Offering will be •, the price to the public will be $•, the Agents' Fee will be $• and the net proceeds to the Corporation (excluding expenses of the Offering) will be $•. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the common shares of the Corporation issuable on exercise of the Over-Allotment Option.

While the Agents have agreed to use their best efforts to sell the offered Common Shares, the Agents are not obliged to purchase any Common Shares that are not sold. The obligations of the Agents under the Agency Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events.

Pursuant to policies of certain Canadian securities regulatory authorities, the Agents may not, throughout the period of distribution under this short form prospectus, bid for or purchase any Common Shares for their own account or for accounts over which they exercise control or discretion. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase is not engaged in, for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities, and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Agents may over-allot and effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced may be discontinued at any time.

The Common Shares have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "**U.S. Securities Act**"), or any state securities laws and, subject to certain exemptions, may not be offered or sold or otherwise transferred or disposed of in the United States or to U.S. persons. The Agents have agreed that they will not offer or sell the Common Shares within the United States except to qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act) or to institutional accredited investors in accordance with the U.S. Securities Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of Common Shares within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A.

The Corporation has agreed that it will not, without the prior consent of the Agents, which consent shall not be unreasonably withheld, at any time prior to 90 days from the Closing Date, sell or issue, or negotiate or enter into any agreement to sell or issue, any equity securities of the Corporation, excluding any issuance of equity securities pursuant to: (i) the Corporation's stock option plan; (ii) the exercise or conversion, as the case may be, of securities of the Corporation outstanding as at September 14, 2007; and (iii) in connection with a *bona fide* acquisition by the Corporation (other than a direct or indirect acquisition, whether by way of one or more transactions, of an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of the foregoing provisions).

In addition, the Corporation has agreed to use commercially reasonable efforts to have certain directors and senior officers of the Corporation execute agreements providing that they will not, without the prior written consent of Paradigm Capital Inc., such consent not to be unreasonably withheld, at any time prior to 60 days from the Closing Date, sell any of their common shares of the Corporation, except pursuant to the laws of testate and intestate succession.

The Corporation has agreed to indemnify the Agents against certain liabilities and expenses, including liabilities under applicable securities legislation in certain circumstances, or to contribute to payments the Agents may have to make in respect thereof.

Azure has applied to list the Common Shares distributed under this short form prospectus on the TSX and AIM. Listing will be subject to Azure fulfilling all of the listing requirements of the TSX and AIM.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Corporation is authorized to issue an unlimited number of Common Shares. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of the Corporation, to receive dividends if, as and when declared by the board of directors of the Corporation (the "**Board of Directors**") and to receive pro rata the remaining property and assets of the Corporation upon its dissolution or winding-up, subject to the rights of shares having priority over the Common Shares. As at the date hereof, a total of 198,276,177 Common Shares are issued and outstanding.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation and its subsidiaries as at the dates indicated. The table should be read in conjunction with the consolidated financial statements of the Corporation and the related notes and management's discussion and analysis in respect of those statements that are incorporated by reference in this short form prospectus.

	Authorized	Outstanding at December 31, 2006 (audited)	Outstanding at June 30, 2007 (unaudited)	Outstanding at June 30, 2007 after giving effect to the Offering[4]
Shareholders' Equity:				
Common Shares[1][2]	unlimited	$112,803,000	$112,822,000	$●
		(198,253,101 shares)	(198,276,177 shares)	(● shares)
Preferred Shares[3]	unlimited	NIL	NIL	NIL
Contributed Surplus	N/A	$3,816,000	$4,336,000	$●
Deficit	N/A	($67,629,000)	($81,052,000)	($●)
Total shareholders' equity	N/A	$48,990,000	$36,106,000	$●
Consolidated capitalization	N/A	$48,990,000	$36,106,000	$●

NOTES:

(1) Does not include common shares in the capital of the Corporation issuable upon exercise of options, as described in Note (2) below.

(2) The Corporation has a Stock Option Plan in place. As at December 31, 2006 and June 30, 2007 the Corporation had options to purchase 16,685,003 common shares of the Corporation and 15,515,128 common shares of the Corporation, respectively, outstanding under the Stock Option Plan.

(3) The Corporation's authorized capital includes an unlimited number of Preferred Shares (issuable in series), none of which are currently issued and outstanding. The Corporation has no present intention to issue any such Preferred Shares.

(4) Assuming the issuance of the maximum number of Common Shares being offered pursuant to the Offering.

There have been no material changes in the share capitalization of the Corporation since June 30, 2007. Since June 30, 2007, no options to purchase common shares of the Corporation have been exercised.

RISK FACTORS

In addition to other information contained in this short form prospectus, prospective investors should carefully consider the following risk factors in an evaluation of the Corporation and its business.

Early Stage Development

Azure is in the development stage. Since its inception, Azure has engaged primarily in research and product development, testing, the establishment of strategic alliances and marketing. The Corporation's products are at various stages in the development cycle. Azure has earned limited revenues to date and has supported its operations through cash flow from product sales, engineering services and various debt and equity financings. Azure's operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of success of Azure must be considered in light of the problems, expenses and delays frequently encountered in connection with a new business and the development of new products and new technology.

Lack of Product Revenues/History of Losses

Azure has incurred losses since its inception. Azure's operations have not generated sufficient earnings and cash flows to date to result in profitability. Consequently, Azure's continued existence is dependent upon its ability to generate profitable operations by establishing and expanding its customer base and/or raising adequate long term financing. Azure has relied primarily on equity financing, debt financing and government funding to carry on its business to date. The ability of Azure to achieve profitable sustainable operations in the future is uncertain.

Additional Financing/ Dilution

Azure has relied on equity financing, debt financing and governmental funding to carry on its business to date, which has consisted primarily of internal and customer-related product development, the negotiation of strategic alliances and marketing activities. Any future financings may result in substantial dilution of the holdings of shareholders of the Corporation and could have a negative impact on the market price of the common shares of the Corporation. Furthermore, there can be no assurances that such future financings will be possible.

Uncertainty as to Commercial Viability

There can be no assurances as to when or whether Azure will successfully complete the development of commercially viable products for EVs or HEVs for any of its target and prospective markets. The market for HEV light to medium-duty vehicles, Azure' s primary target market, is not yet proven. There is potential for delay in entry to this market, due to the complex manufacturing chain for delivery and shuttle bus vehicles (cab and chassis manufacturer/original equipment engine manufacturer/body builder). Customers in this market may not be willing to adopt the EV or HEV technology.

Newly developed battery technology, and in particular the issue of battery life, is unproven. To be successful, Azure needs to demonstrate that EVs and HEVs perform and operate reliably, efficiently and economically and that the long battery life times obtained in the light vehicle and bus businesses can also be obtained in the delivery vehicle market.

To date, Azure has focused primarily on research and development of its technology and the forging of strategic and customer alliances and has minimal experience in distributing its control systems technology on a commercial basis. There can be no guarantees that Azure will develop the capability and processes to meet the quality, price, engineering, design and standards of production volumes required to successfully market Azure's technology. Even if Azure is successful in developing its commercial viability capabilities, there are no assurances that it will do so in time to meet the requirements of its targeted markets. Failure to develop such commercial viability could have an adverse effect on Azure's business and financial results.

Uncertainty as to Product Development and Commercialization Milestones

Azure has established product development and commercialization milestones that it uses to assess its progress towards developing commercially viable products for EVs and HEVs. These milestones relate to technology and design improvements as well as to dates for achieving development goals. To assess progress, Azure tests and evaluates its technology under actual conditions. If such evaluations indicate technical defects or failure to meet cost or performance goals, Azure's commercialization schedule could be delayed and potential purchasers of its initial commercial systems may decline to purchase them or choose to purchase alternative technologies.

Uncertain Market/Unproved Acceptance of Azure's Technology/Target Markets

Azure's technology targets new and still developing markets. A market may never develop for Azure's technology for EVs and HEVs, or may develop more slowly than it anticipates, in which case Azure may be unable to recover the losses it has incurred in the development of its technology and may never achieve profitability. Azure has targeted postal, courier, urban delivery, taxi, shuttle bus, and export power applications as its target markets. Azure cannot guarantee that these markets will develop as planned.

Competition

There are other companies in the electric and hybrid electric area developing technologies. The major automotive manufacturers are targeting passenger vehicles and light duty vehicles and their technology could potentially be applied to medium duty commercial vehicles as well. There can be no assurances that Azure's competitors will not be able to duplicate Azure's technology or provide services and products similar to Azure more efficiently. Many of the potential competitors in the market are also organizations with access to significant resources that may be applied to research and development of EV and HEV technologies.

Other clean vehicle technologies are also progressing and their arrival may change the relative economics of the technology solutions. Although hybrid technology can potentially improve the efficiency of all options, there is no assurance that Azure will have a role in new technologies that emerge.

Dependence Upon Third Parties

To be commercially useful, Azure's technology for EVs and HEVs must, to a certain extent, be integrated into products manufactured by third parties. There are no guarantees that third parties will manufacture appropriate products or, if they do manufacture such products, that they will choose to use Azure's technology. Any integration, design, manufacturing or marketing problems encountered by third parties could adversely affect the market for Azure's control systems technology and Azure' s financial results.

Azure's strategy is to effectively utilize the resources that exist in the automotive sector, and accordingly, its internal resources are focused on core product development and related activities. Azure substantially depends upon third parties for several critical elements of its business plan, including, but not limited to, product and component manufacturing and assembly, technological development and testing. There can be no assurances that such third parties' resources will be suitable, available, and affordable or that they will assist Azure in achieving its objectives.

Changes in Environmental Policies

To date, the markets targeted by Azure have been influenced by environmental laws, regulations and policies emerging in various parts of the world. There can be no guarantee that these laws, regulations and policies will not change. Changes in these laws, regulations and policies could result in decreased interest and demand by Azure's targeted markets in Azure's technology for EVs and HEVs. In addition, there can be no assurance that changes in environmental laws, regulations and policies or their application will not require further expenditures by Azure to further develop its technology.

Patents and Proprietary Rights

Azure's success may depend, in part, upon its proprietary technology. The Corporation relies on a combination of patent, industrial design, copyright, trademark and trade secret laws, nondisclosure agreements and other contractual provisions to establish, maintain and protect its proprietary rights, all of which afford only limited protection.

The process of seeking patent, industrial design and trademark protection can be time consuming and expensive. There can be no assurance that patents, industrial design registrations or trademark registrations will issue from currently pending or future applications or that Azure's existing patents, industrial designs or trademark registrations or any new patents, industrial design registrations or trademark registrations that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to Azure. There can be no assurance that any pending or future patent, industrial design or trademark applications will be granted in respect of Azure's technology and business or that any existing, pending or future patents, industrial design registrations or trademark registrations will not be challenged, invalidated, ignored, circumvented or otherwise rendered unenforceable, or that the rights granted under such patents, industrial design registrations or trademark registrations will provide meaningful protection or competitive advantages to Azure.

Similarly, there can be no assurance that common law trademark rights (if any), copyright, trade secret and non-disclosure agreements and other contractual provisions will provide meaningful protection or any commercial advantage to Azure, or that Azure's existing or future common law trademark rights (if any), copyrights, trade secrets and non-disclosure agreements and other contractual provisions will not be challenged, invalidated, ignored, circumvented or otherwise rendered unenforceable, or that the rights arising under Azure's existing or future common law trademark rights (if any), copyrights, trade secrets and non-disclosure agreements and other contractual provisions will provide meaningful protection or any commercial advantage to Azure.

Despite Azure's efforts to protect its proprietary rights, unauthorized parties may copy aspects of Azure's products, technology or proprietary rights or obtain and use information that Azure regards as proprietary. Moreover, effective intellectual property protection by way of patents, industrial designs, trademarks, copyrights, trade secrets, or the like may be unavailable or limited in Canada or certain foreign countries, making the possibility of misappropriation of Azure's products, technology or proprietary rights more likely. There can be no assurance that the steps taken by Azure to protect its products, technology or proprietary rights will prevent misappropriation of such products, technology or proprietary rights and such protections may not preclude competitors or others from developing proprietary rights, products or technology with functionality or features similar to Azure's products, technology or proprietary rights. In addition, there can be no assurance that other persons will not apply for patent, industrial design or trademark protection for similar aspects of Azure's business. Litigation may be necessary to protect Azure's proprietary technology. Any claims or litigation can be time-consuming and expensive, with no assurance of success. The possibility that Azure may not be able to adequately protect its products, technology and proprietary rights through patent and trademark registrations could have a material adverse effect on Azure's business, results of operations and financial condition.

Although Azure does not believe that it is infringing the intellectual property rights of others, others may claim that Azure is infringing their intellectual property rights. There can be no assurance that third parties will not assert that Azure's products or any other aspects of Azure's business infringe, or may infringe, their proprietary rights. Azure may in the future receive letters and other communications from third parties asserting patent rights, industrial design rights, trademark rights, copyrights, trade secret rights or other intellectual property rights covering, in whole or in part, certain of Azure's products, designs or business. Any such claims, with or without

merit, could be time consuming and expensive, could result in costly litigation and diversion of technical and other personnel, cause product shipment delays or require Azure to develop or discontinue certain products or processes or the use of certain technology or require Azure to develop non-infringing products, processes or technology or to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Azure or at all. In the event of a successful claim of infringement against Azure and damages are awarded or Azure is unable to develop non-infringing technology or to license the infringed or similar technology, Azure' s business, operating results and financial condition could be materially adversely affected.

Azure has licensed, in limited circumstances, from third parties technology for incorporation into or use with Azure's products or business and Azure may in the future license technology for incorporation into Azure's products. Furthermore, as Azure expands into the design and supply of existing or future products, Azure may be required to negotiate licenses with certain third parties. Should Azure be unable to obtain necessary licenses, the future development or use, in whole or in part, of Azure' s products, processes or technology could be adversely affected.

Foreign Currency Exchange

The Corporation holds substantially all of its cash at a recognized Canadian national financial institution, and as such is exposed to all of the risks associated with that institution. The Corporation operates in foreign markets and has foreign subsidiaries and is therefore exposed to foreign currency exchange risk.

Management and Key Personnel

Azure is a small company dependent upon a small pool of key individuals. The loss of any of these key management or technical individuals could have a significant adverse effect on Azure. Azure does not maintain key man insurance. In addition, the future success of Azure will depend in large part on its ability to attract and retain qualified personnel and there can be no assurances that such personnel will be attracted and maintained.

Regulatory Approvals

Azure's technology for EVs and HEVs may require regulatory approvals in a number of jurisdictions and Azure may have to re-qualify for approvals in jurisdictions from time to time due to changing regulatory standards. Azure may also have to obtain separate regulatory approval for various applications of its technology or reapply for approval after making modifications to its existing technology. Failure to obtain such approval may have a significant adverse effect on the marketing potential and development of Azure.

Conflicts of Interest

Certain of Azure's directors and officers are directors and officers of other reporting companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which Azure may participate, the directors of Azure may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of Azure, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, Azure will establish a special committee of independent directors to review a matter in which several directors or management have a conflict.

LEGAL MATTERS

Legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Agents by Cassels Brock & Blackwell LLP. As of September 19, 2007, the partners and associates of Fasken Martineau DuMoulin LLP and the partners and associates of Cassels Brock & Blackwell, each as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITOR, REGISTRAR AND TRANSFER AGENT

The auditor of the Corporation is BDO Dunwoody LLP at its principal office in Toronto, Ontario. BDO Dunwoody LLP has confirmed that it is independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accounts of Ontario.

Equity Transfer & Trust Company, at its principal office in Toronto, Ontario, is the registrar and transfer agent for the Common Shares.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT

We have read the short form prospectus of Azure Dynamics Corporation (the "**Corporation**") dated •, 2007 relating to the issue and sale of • Common Shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit, and cash flows for the years then ended and for the period from inception to December 31, 2006. Our report is dated March 6, 2007.

Toronto, Ontario
•, 2007

BDO Dunwoody, LLP
Chartered Accountants

CERTIFICATE OF THE CORPORATION

Dated: September 20, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

"Scott T. Harrison"

(Signed) Scott T. Harrison
Chief Executive Officer

"Daniel P. Renzella"

(Signed) Daniel P. Renzella
Senior Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

"D. Campbell Deacon"

(Signed) D. Campbell Deacon
Chair and Director

"Robert A. Donaldson"

(Signed) Robert A. Donaldson
Director

CERTIFICATE OF THE AGENTS

Dated: September 20, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PARADIGM CAPITAL INC.

"Peter Greenwood"

By: (Signed) Peter Greenwood

RAYMOND JAMES LTD.

"Jimmy Leung"

By: (Signed) Jimmy Leung

CLARUS SECURITIES INC.

"Rod Campbell"

By: (Signed) Rod Campbell

DESJARDINS SECURITIES INC.

"Dennis Logan"

By: (Signed) Dennis Logan

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com




FASKEN
MARTINEAU

Andrea L. Kruyne
Direct 416 865 4537
akruyne@tor.fasken.com

September 20, 2007

VIA SEDAR

Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs / Mesdames:

Re: Azure Dynamics Corporation (the "Corporation") - Addition of Recipient Agencies

This letter is filed on behalf of the Corporation for the purposes of adding Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, as recipient agencies in connection with the Annual Information Form dated March 21, 2007, which was filed under SEDAR project number 1067783, under which this letter is submitted.

We trust the enclosed is satisfactory. If you have any questions regarding the above, please contact the undersigned.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"Andrea L. Kruyne"

Andrea L. Kruyne
Securities Law Clerk

DM_TOR/222579-00013/2299504.1

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com


FASKEN
MARTINEAU

Andrea L. Kruyne
Direct 416 865 4537
akruyne@tor.fasken.com

September 20, 2007

VIA SEDAR

Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs / Mesdames:

Re: Azure Dynamics Corporation (the "Corporation") - Addition of Recipient Agencies

This letter is filed on behalf of the Corporation for the purposes of adding Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, as recipient agencies in connection with the Annual Financial Statements for the financial year ended December 31, 2006, which was filed under SEDAR project number 1067789, under which this letter is submitted.

We trust the enclosed is satisfactory. If you have any questions regarding the above, please contact the undersigned.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"Andrea L. Kruyne"

Andrea L. Kruyne
Securities Law Clerk

DM_TOR/222579-00013/2299509.1

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com

FASKEN MARTINEAU

Andrea L. Kruyne
Direct 416 865 4537
akruyne@tor.fasken.com

September 20, 2007

VIA SEDAR

Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs / Mesdames:

Re: Azure Dynamics Corporation (the "Corporation") - Addition of Recipient Agencies

This letter is filed on behalf of the Corporation for the purposes of adding Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, as recipient agencies in connection with the Annual Financial Statements for the financial year ended December 31, 2005, which was filed under SEDAR project number 906000, under which this letter is submitted.

We trust the enclosed is satisfactory. If you have any questions regarding the above, please contact the undersigned.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"Andrea L. Kruyne"

Andrea L. Kruyne
Securities Law Clerk

DM_TOR/222579-00001/2299512.1

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com

FASKEN MARTINEAU

Andrea L. Kruyne
Direct 416 865 4537
akruyne@tor.fasken.com

September 20, 2007

VIA SEDAR

Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs / Mesdames:

Re: Azure Dynamics Corporation (the "Corporation") - Addition of Recipient Agencies

This letter is filed on behalf of the Corporation for the purposes of adding Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, as recipient agencies in connection with the Annual Management Discussion and Analysis for the financial year ended December 31, 2006, which was filed under SEDAR project number 1067779, under which this letter is submitted.

We trust the enclosed is satisfactory. If you have any questions regarding the above, please contact the undersigned.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"Andrea L. Kruyne"

Andrea L. Kruyne
Securities Law Clerk

DM_TOR/222579-00013/2299516.1

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com

FASKEN MARTINEAU

Andrea L. Kruyne
Direct 416 865 4537
akruyne@tor.fasken.com

September 20, 2007

VIA SEDAR

Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs / Mesdames:

Re: Azure Dynamics Corporation (the "Corporation") - Addition of Recipient Agencies

This letter is filed on behalf of the Corporation for the purposes of adding Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, as recipient agencies in connection with the Interim Financial Statements for the interim period ended June 30, 2007, which was filed under SEDAR project number 1142320, under which this letter is submitted.

We trust the enclosed is satisfactory. If you have any questions regarding the above, please contact the undersigned.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"Andrea L. Kruyne"

Andrea L. Kruyne
Securities Law Clerk

DM_TOR/222579-00013/2299519.1

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com



Andrea L. Kruyne
Direct 416 865 4537
akruyne@tor.fasken.com

September 20, 2007

VIA SEDAR

Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs / Mesdames:

Re: Azure Dynamics Corporation (the "Corporation") - Addition of Recipient Agencies

This letter is filed on behalf of the Corporation for the purposes of adding Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, as recipient agencies in connection with the Interim Management Discussion and Analysis for the interim period ended June 30, 2007, which was filed under SEDAR project number 1142298, under which this letter is submitted.

We trust the enclosed is satisfactory. If you have any questions regarding the above, please contact the undersigned.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"Andrea L. Kruyne"

Andrea L. Kruyne
Securities Law Clerk

DM_TOR/222579-00013/2299522.1

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com


FASKEN
MARTINEAU

Andrea L. Kruyne
Direct 416 865 4537
akruyne@tor.fasken.com

September 20, 2007

VIA SEDAR

Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs / Mesdames:

Re: Azure Dynamics Corporation (the "Corporation") - Addition of Recipient Agencies

This letter is filed on behalf of the Corporation for the purposes of adding Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, as recipient agencies in connection with the Management Information Circular dated April 20, 2007, which was filed under SEDAR project number 1105975, under which this letter is submitted.

We trust the enclosed is satisfactory. If you have any questions regarding the above, please contact the undersigned.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"Andrea L. Kruyne"

Andrea L. Kruyne
Securities Law Clerk

DM_TOR/222579-00013/2299525.1

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com


FASKEN
MARTINEAU

Andrea L. Kruyne
Direct 416 865 4537
akruyne@tor.fasken.com

September 20, 2007

VIA SEDAR

Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs / Mesdames:

Re: Azure Dynamics Corporation (the "Corporation") - Addition of Recipient Agencies

This letter is filed on behalf of the Corporation for the purposes of adding Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, as recipient agencies in connection with the Management Information Circular dated May 11, 2006, which was filed under SEDAR project number 955777, under which this letter is submitted.

We trust the enclosed is satisfactory. If you have any questions regarding the above, please contact the undersigned.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"Andrea L. Kruyne"

Andrea L. Kruyne
Securities Law Clerk

DM_TOR/222579-00013/2301176.1

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com


FASKEN
MARTINEAU

Andrea L. Kruyne
Direct 416 865 4537
akruyne@tor.fasken.com

September 20, 2007

VIA SEDAR

Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs / Mesdames:

Re: Azure Dynamics Corporation (the "Corporation") - Addition of Recipient Agencies

This letter is filed on behalf of the Corporation for the purposes of adding Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, as recipient agencies in connection with the Material Change Report dated April 17, 2007, which was filed under SEDAR project number 1084308, under which this letter is submitted.

We trust the enclosed is satisfactory. If you have any questions regarding the above, please contact the undersigned.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"Andrea L. Kruyne"

Andrea L. Kruyne
Securities Law Clerk

DM_TOR/222579-00001/2299531.1

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com

FASKEN MARTINEAU

Andrea L. Kruyne
Direct 416 865 4537
akruyne@tor.fasken.com

September 20, 2007

VIA SEDAR

Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs / Mesdames:

Re: Azure Dynamics Corporation (the "Corporation") - Addition of Recipient Agencies

This letter is filed on behalf of the Corporation for the purposes of adding Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, as recipient agencies in connection with the Material Change Report dated May 15, 2007, which was filed under SEDAR project number 1102750, under which this letter is submitted.

We trust the enclosed is satisfactory. If you have any questions regarding the above, please contact the undersigned.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"Andrea L. Kruyne"

Andrea L. Kruyne
Securities Law Clerk

DM_TOR/222579-00013/2299597.1

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com

FASKEN MARTINEAU

Andrea L. Kruyne
Direct 416 865 4537
akruyne@tor.fasken.com

September 20, 2007

VIA SEDAR

Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs / Mesdames:

Re: Azure Dynamics Corporation (the "Corporation") - Addition of Recipient Agencies

This letter is filed on behalf of the Corporation for the purposes of adding Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, as recipient agencies in connection with the Material Change Report dated June 21, 2007, which was filed under SEDAR project number 1120990, under which this letter is submitted.

We trust the enclosed is satisfactory. If you have any questions regarding the above, please contact the undersigned.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"Andrea L. Kruyne"

Andrea L. Kruyne
Securities Law Clerk

DM_TOR/222579-00013/2299598.1

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

Azure Dynamics Corporation

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador** have been issued for a **Preliminary Short Form Prospectus** of the above Issuer dated **September 20th, 2007.**

DATED at Toronto this 21st day of September, 2007.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # **1160362**



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Azure Dynamics Corporation

Receipt for a Preliminary Short Form Prospectus dated **September 20, 2007** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **21st** day of **September, 2007**.

"*J. William Slattery*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project # 1160362



AZURE
DYNAMICS

News Release

AZURE DYNAMICS ANNOUNCES FILING OF A PRELIMINARY SHORT FORM PROSPECTUS FOR AN OFFERING OF COMMON SHARES

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario – September 21, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles announced today the filing of a preliminary short form prospectus with the securities regulatory authorities in each of the Provinces of Canada in connection with a proposed public offering of common shares (the "Offering").

The number of common shares to be offered and the price for the Offering have not yet been determined. The common shares are being offered in each of the provinces of Canada on a best efforts basis, with no minimum number or dollar amount requirement.

Paradigm Capital Inc. and Raymond James Ltd. are acting as co-lead agents in connection with the Offering. The syndicate also includes Clarus Securities Inc. and Desjardins Securities Inc. The agents for the Offering have also been granted an option to purchase that number of additional common shares as is equal to 10% of the size of the Offering for market stabilization and over-allotment purposes. This option may be exercised in whole or in part until 30 days after the closing of the Offering.

The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the AIM of the London Stock Exchange.

The Company plans to use the net proceeds of the Offering to fund its ongoing product development as well as general corporate purposes.

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally friendly energy management solutions.

For more information, please visit www.azuredynamics.com.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles.

Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION ON AZURE, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220

Email: sglaser@azuredynamics.com

FORM 51-102F3



Material Change Report

Item 1 Name and Address of Company

Azure Dynamics Corporation
Suite 1210
155 University Avenue
Toronto, Ontario
Canada
M5H 3B7

Item 2 Date of Material Change

September 21, 2007

Item 3 News Release

A news release was issued by Azure Dynamics Corporation (the "**Company**") on September 21, 2007 and was disseminated via Canada NewsWire. A copy of the news release is attached hereto as Schedule "A".

Item 4 Summary of Material Change

The Company announced on September 21, 2007 that it had filed a preliminary short form prospectus (the "**Preliminary Prospectus**") with the securities regulatory authorities in each of the Provinces of Canada in connection with a proposed public offering of common shares (the "**Offering**")

Item 5 Full Description of Material Change

The Company announced on September 21, 2007 that it had filed the Preliminary Prospectus with the securities regulatory authorities in each of the Provinces of Canada in connection with the Offering.

The number of common shares to be offered and the price for the Offering have not yet been determined. The common shares are being offered in each of the provinces of Canada on a best efforts basis, with no minimum number or dollar amount requirement.

Paradigm Capital Inc. and Raymond James Ltd. are acting as co-lead agents in connection with the Offering. The syndicate also includes Clarus Securities Inc. and Desjardins Securities Inc. The agents for the Offering have also been granted an option to purchase that number of additional common shares as is equal to 10% of the size of the Offering for market stabilization and over-allotment purposes. This option may be exercised in whole or in part until 30 days after the closing of the Offering.

The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the AIM of the London Stock Exchange.

The Company plans to use the net proceeds of the Offering to fund its ongoing product development as well as general corporate purposes.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8 Executive Officer

For further information please contact:

Steven Glaser
Vice President, Corporate Affairs
Telephone: (416) 367-0220

Item 9 Date of Report

October 2, 2007

SCHEDULE "A"


AZURE
DYNAMICS
AZURE
DYNAMICS

News Release

AZURE DYNAMICS ANNOUNCES FILING OF A PRELIMINARY SHORT FORM PROSPECTUS FOR AN OFFERING OF COMMON SHARES

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario – September 21, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles announced today the filing of a preliminary short form prospectus with the securities regulatory authorities in each of the Provinces of Canada in connection with a proposed public offering of common shares (the "Offering").

The number of common shares to be offered and the price for the Offering have not yet been determined. The common shares are being offered in each of the provinces of Canada on a best efforts basis, with no minimum number or dollar amount requirement.

Paradigm Capital Inc. and Raymond James Ltd. are acting as co-lead agents in connection with the Offering. The syndicate also includes Clarus Securities Inc. and Desjardins Securities Inc. The agents for the Offering have also been granted an option to purchase that number of additional common shares as is equal to 10% of the size of the Offering for market stabilization and over-allotment purposes. This option may be exercised in whole or in part until 30 days after the closing of the Offering.

The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the AIM of the London Stock Exchange.

The Company plans to use the net proceeds of the Offering to fund its ongoing product development as well as general corporate purposes.

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial

vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally friendly energy management solutions.

For more information, please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles.

Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION ON AZURE, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220

Email: sglaser@azuredynamics.com


AZURE
DYNAMICS



News Release

AZURE DYNAMICS AND KIDRON SIGN SUPPLY AGREEMENT FOR LOW EMISSION ELECTRIC POWER ("LEEP") SYSTEMS FOR REFRIGERATED TRUCKS

Oak Park, Michigan – October 10, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure") a leading developer of hybrid electric and electric powertrains for commercial vehicles, today announced that it has signed a supply agreement with Kidron, Incorporated ("Kidron"), a division of VT Specialized Vehicles Corporation ("VT SVC"). The supply agreement encompasses branding, marketing and sale of Azure's Low Emission Electric Power ("LEEP") systems throughout the North American refrigerated truck body market.

The Agreement structure has Azure providing Kidron with LEEP systems for integration into their cold plate refrigerated truck and truck body units. Kidron will market this product through its direct sales force and distribution channels across North America.

"This formalized agreement represents a significant milestone for Azure, as we now have an industry-leader in the refrigerated truck segment actively marketing the LEEP system to their customers," said Scott Harrison, Azure's Chief Executive Officer. "We are excited to partner with an industry leader like Kidron, to help them advance their commitment to customer driven solutions."

Azure's LEEP system uses the vehicle powertrain to generate clean electric power for a range of auxiliary and export power applications. The LEEP system delivers significant improvements in fuel utilization and emission levels by allowing the vehicle to power auxiliary loads with the engine off. The LEEP system has a wide range of applications beyond refrigeration including utility and telecomm. Azure believes that the LEEP market available to it is estimated at 160,000 units per year. Refrigeration represents approximately 30% of this market.

The LEEP system developed for Kidron stores energy in the cold plate refrigeration system when the engine is running. When the engine is off, the stored energy is used to maintain refrigeration temperatures. The LEEP system also allows the vehicle to operate in engine off mode while still maintaining the desired temperature in the refrigeration unit. Furthermore, by allowing the system to operate with the engine off, the LEEP system provides a solution for increasing anti-idle regulations across North America. Lastly, the LEEP system has the potential to replace the ancillary motors/generators used in the other method of cooling refrigerated trucks, thereby reducing initial capital cost, fuel consumption, noise and emissions.

Kidron's cold plate technology provides excellent energy storage capability and quieter operations at delivery sites compared to engine-driven refrigeration systems.

About VT Specialized Vehicles Corporation

VT Specialized Vehicles Corporation (VT SVC), a company of VT Systems (VTS), is the leading manufacturer in North America for specialized truck bodies and trailers that services the multi-stop food and beverage service distributors and municipal emergency rescue departments. Its

two divisions, Hackney and Kidron, specialize in beverage truck bodies and trailers, emergency rescue bodies and trailers, special application truck bodies and multi-temperature refrigerated truck bodies and trailers. Kidron's innovative use of construction techniques and materials that result in the lightest possible weight underscores its strong track record for the production of refrigerated bodies, dry freight truck bodies, cutaway dry freight bodies and service bodies. Headquartered in Kidron, Ohio, Kidron provides fast, efficient service to a nationwide customer base through a network of dedicated distributors and manufacturing facilities in Lakeland, Florida; Tulare, California; and Montgomery, Pennsylvania.

For more information, please visit www.vtsvc.com.

About Azure Dynamics

Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally friendly energy management solutions.

For more information, please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles.

Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION ON AZURE, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220
Email: sglaser@azuredynamics.com

David Shapton, Tel: +44 207 260 1312,
Numis Securities Limited, Nominated Adviser to the Company

FOR MORE INFORMATION ON KIDRON, CONTACT:

Mike Tucker, President, (252) 946-6521
E-mail: mtucker@vtsvc.com

AMENDED AND RESTATED
AGENCY AGREEMENT

October 15, 2007

Azure Dynamics Corporation
155 University Avenue, Suite 1210
Toronto, ON
M5H 3B7

Attention: Mr. D. Campbell Deacon, Chairman

Paradigm Capital Inc. (**"Paradigm"**), Raymond James Ltd., Clarus Securities Inc. and Desjardins Securities Inc. (each an **"Agent"** and collectively, the **"Agents"**), understand that Azure Dynamics Corporation (the **"Corporation"**) proposes to issue and sell (the **"Offering"**) 81,100,000 common shares in the capital of the Corporation (the " **Shares**"). We further understand that the Corporation has prepared and filed a preliminary prospectus and all necessary documents relating thereto and will take all additional necessary steps to qualify the Shares for distribution in each of the Qualifying Jurisdictions (as defined below).

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Agents agree to act, and upon acceptance hereof the Corporation hereby appoints the Agents, as the Corporation's exclusive agents to offer for sale on a "best efforts" agency basis, without underwriter liability, up to 81,100,000 Shares at a price of $0.37 per share for an aggregate purchase price of $30,007,000 (the **"Purchase Price"**), and agree to arrange for purchasers for the Shares resident in the Qualifying Jurisdictions (as hereinafter defined).

In consideration of the Agents' services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the Shares including the Preliminary Prospectus and the Final Prospectus (in each case as hereinafter defined), and distributing the Shares, directly and through other investment dealers and brokers, the Corporation agrees to pay the Agency Fee (as hereinafter defined) to the Agents at the Closing Time.

The Corporation agrees that the Agents will be permitted to appoint other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offering and that the Agents may determine the remuneration payable to such other dealers appointed by them, such remuneration to be payable by the Agents.

At the request of the Corporation and from time to time, the Agents will consult with the Corporation in respect of the placement of the Shares in connection with the Offering and any such placements shall be subject to the prior approval of the Corporation, acting reasonably.

This Offering is conditional upon and subject to the additional terms and conditions set forth below.

DEFINITIONS

In this Agreement:

"**1933 Act**" means the United States Securities Act of 1933, as amended;

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended;

"**affiliate**", "**associate**", "**distribution**", "**material change**", "**material fact**", and "**subsidiary**" when used in connection with the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment thereto shall have the respective meanings given to them under the Canadian Securities Laws;

"**Agent**" and "**Agents**" shall have the meanings ascribed thereto in the first paragraph of this Agreement;

"**Agency Fee**" shall have the meaning ascribed thereto in section 5 of this Agreement;

"**Agreement**" means this agency agreement resulting from the acceptance by the Corporation of the offer made by the Agents in respect of the Offering;

"**AIF**" means the annual information form of the Corporation for the year ended December 31, 2006, dated as of March 21, 2007;

"**Applicable Securities Laws**" means the Canadian Securities Laws and all applicable securities laws and policies of each jurisdiction in which a Purchaser is resident or solicited, or is otherwise subject to securities laws;

"**Business Day**" means a day that is not a Saturday, a Sunday or a statutory or civic holiday in Toronto;

"**Canadian Securities Laws**" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Canadian Securities Regulators in the Qualifying Jurisdictions;

"**Canadian Securities Regulators**" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"**Closing**" means the completion of the sale by the Corporation of the Shares pursuant to the terms and conditions of this Agreement;

"**Closing Date**" shall be on or about October 19, 2007, or such other date as the Corporation and the Agents may agree upon in writing, in which in any event shall not be later than October 31, 2007;

"**Closing Time**" means 8:00 am (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may agree;

"**Corporation's Information Record**" means all information contained in any press release, material change report (excluding any confidential material change report), financial statements or other document of the Corporation which has been publicly filed by or on behalf of the Corporation pursuant to Applicable Securities Laws or otherwise;

"**Directed Selling Efforts**" means "directed selling efforts" as defined in Regulation S;

"**Final Prospectus**" means the (final) short-form prospectus of the Corporation including both English and French language versions thereof, relating to the qualification for distribution of the Shares and prepared and filed with the Canadian Securities Regulators in accordance with Canadian Securities Laws and including the documents incorporated by reference therein;

"**Financial Information**" means the Corporation's financial statements incorporated by reference in the Final Prospectus together with any auditors' report thereon and the notes thereto;

"**FINRA**" means the Financial Industry Regulatory Authority;

"**Income Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**Intellectual Property**" means, collectively, all intellectual property rights of whatever nature, kind or description including but not limited to:

(i) all trademarks, service marks, trademark and service mark registrations, rights under applications, rights under registered user agreements, trade names and other trademark and service mark rights;

(ii) all copyrights and applications therefor, including all computer software and rights related thereto;

(iii) all inventions, patents, patent applications and patent rights (including any patents issued on application of such applications or rights);

(iv) all licences, sub-licences and franchises;

(v) all trade secrets and proprietary and confidential information;

(vi) all industrial designs and registrations thereof and applications therefor;

(vii) all renewals, modifications, developments and extension of any of the items listed in clauses (i) through (vi) above; and

(viii) all patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures, and all license agreements and other contracts and commitments relating to any of the foregoing;

"**Material Adverse Effect**" means, with respect to the Corporation, a material adverse effect on the condition (financial or otherwise), business, prospects, properties, assets, liabilities (including contingent liabilities), and results of operations or capital of the Corporation and its Subsidiaries, on a consolidated basis;

"**Material Agreement**" means any material note, indenture, mortgage, or other form of indebtedness and any contract, commitment, agreement (written or oral), joint venture, instrument, lease, or other document including license agreements to which the Corporation is a party;

"**Misrepresentation**" means a misrepresentation for the purposes of the Applicable Securities Laws or any of them, or where undefined under the applicable securities laws of a jurisdiction, means (i) an untrue

statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

"**MRRS**" means the mutual reliance review system procedures provided for under National Policy 43-201 *Mutual Reliance Review System for Prospectuses and Annual Information Forms* of the Canadian Securities Regulators; "**MRRS Decision Document**" means, in respect of a Canadian Securities Regulator of a Qualifying Jurisdiction, the decision document, receipt or similar notice or document in respect of the Final Prospectus issued in accordance with the MRRS;

"**notice**" has the meaning given to it in paragraph 21;

"**Offering**" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"**Offering Documents**" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

"**OSC**" means the Ontario Securities Commission;

"**Paradigm**" means Paradigm Capital Inc.;

"**Preliminary Prospectus**" means the preliminary short-form prospectus dated September 20, 2007 of the Corporation, including both the English and French language versions thereof, relating to the qualification for distribution of the Shares and prepared and filed with the Canadian Securities Regulators in accordance with Canadian Securities Laws and includes the documents incorporated by reference therein;

"**Prospectus Amendment**" means any amendment or supplement to either of the Preliminary Prospectus or the Final Prospectus;

"**Purchase Price**" has the meaning ascribed thereto in the second paragraph of this Agreement;

"**Purchasers**" means, collectively, each of the purchasers of Shares arranged by the Agents pursuant to the Offering;

"**Qualifying Jurisdictions**" means the Provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Newfoundland and Labrador, Prince Edward Island, New Brunswick and Nova Scotia;

"**Regulation S**" means Regulation S promulgated under the 1933 Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Shares**" has the meaning ascribed thereto in the first paragraph of this Agreement;

"**Stock Exchanges**" means the TSX and the Alternative Investment Market of the London Stock Exchange, collectively;

"**Subsidiaries**" means, collectively, Azure Dynamics Inc., which exists under the laws of Canada, Azure Dynamics Corporation of America, which exists under the laws of the State of Delaware, Azure Dynamics Incorporated, which exists under the laws of the State of Delaware, and Azure Dynamics Limited, which exists under the laws of England and Wales;

"**Subsidiary Material Agreements**" means each of the material agreements to which any of the Subsidiaries is a party, namely (i) the agreement between Azure Dynamics Inc. and StarTrans, a Supreme

Corporation Company dated May 29, 2006; (ii) the agreement between Azure Dynamics Inc. and Purolator Courier Ltd. dated September 22, 2003, as amended; (iii) Memorandum of Understanding between Azure Dynamics Corporation of America and Utilimaster Corporation dated July 31, 2007; (iv) the Development Program and Cooperation Agreement between Azure Dynamics Inc. and DHL Express (USA) Inc.; (v) the Supply Agreement between Azure Dynamics Inc. and Electro Autos Eficaces (Mexico) dated April 2, 2007; (vi) the agreement between Azure Dynamics Inc. and Federal Express Corporation; (vii) agreement between Azure Dynamics Inc. and Charmer Sunbelt dated May 5, 2005; (viii) agreement between Azure Dynamics Inc. and United States Postal Service dated October 17, 2003; (ix) the supply agreement between Azure Dynamics Inc. and Productive Concepts Inc. dated March 22, 2006; (x) the lease dated October 2, 2001 between Azure Dynamics Inc. and ND/Solectrica LLC for the premises located at 9 Forbes Road, Woburn, Massachusetts; (xi) the Technology Partnerships Canada Agreement dated March 27, 2002 between Azure Dynamics Inc. and the Minister of Industry (BC), as amended; (x) the agreement between Azure Dynamics Inc. and the Department of Natural Resources dated January, 1996; (xi) the lease between Azure Dynamics Inc. and National Caterers Ltd. for the premises located at 3900 North Fraser Way, Burnaby, BC; and (xii) the Transfer of Technology and Software Licensing Agreement dated November 3, 2003 between Azure Dynamics Incorporated and Singapore Technologies Kinetics Ltd.;

"**Supplementary Material**" means, collectively, any amendment to the Final Prospectus, any amended or supplemental prospectus or ancillary material required to be filed by or on behalf of the Corporation under Applicable Securities Laws in the Qualifying Jurisdictions with any of the Canadian Securities Regulators in connection with the distribution of the Shares;

"**Tax Act**" means the *Income Tax Act* (Canada);

"**Taxes**" has the meaning ascribed to such term in section 7(k) of this Agreement;

"**Transfer Agent**" means Equity Transfer & Trust Company, at its principal office in the city of Toronto;

"**TSX**" means the Toronto Stock Exchange;

"**U.S. Dealers**" means the U.S. broker-dealer affiliates of each of Paradigm Capital Inc. and Raymond James Ltd. registered as such with the SEC under Section 15 of the 1934 Act, which are members of the FINRA and which have been identified by the Agents to the Corporation in writing at or prior to the Closing Time on the Closing Date;

"**U.S. Person**" means a "U.S. person" as that term is defined in Regulation S; and

"**U.S. Placement Memorandum**" means the final U.S. private placement memorandum of the Corporation related to the Offering of the Shares and including the documents attached thereto and incorporated by reference therein, all in a form agreed to by the Corporation and the Agents.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "paragraphs", "subparagraphs" and "clauses" are to the appropriate paragraph, subparagraph or clause of this Agreement.

TERMS AND CONDITIONS

1. Compliance with Securities Laws – Filing of Prospectuses

(a) The Corporation represents and warrants to, and covenants and agrees with, the Agents that:

(i) the Corporation is an issuer which meets the criteria and has complied with the requirements of National Instrument 44-101 Short Form Prospectus distributions so as to allow it to offer securities using a short form prospectus;

(ii) the Corporation has filed the Preliminary Prospectus in each of the Qualifying Jurisdictions pursuant to National Policy 43-201 Mutual Reliance Review System for Prospectuses and Annual Information Forms and National Instrument 44-101 Short Form Prospectus Distributions and has obtained an MRRS Decision Document evidencing receipts by each of the Canadian Securities Regulators for the Preliminary Prospectus;

(iii) the Corporation shall fulfill or cause to be fulfilled to the reasonable satisfaction of the Agents' counsel all relevant provisions of Canadian Securities Laws that are required to be fulfilled by the Corporation to permit the distribution of the Shares in each of the Qualifying Jurisdictions, by or through the Agents who shall comply with the relevant provisions of Canadian Securities Laws;

(iv) the Corporation has cleared any and all comments of the Canadian Securities Regulators and has been cleared by such Canadian Securities Regulators to file the Final Prospectus; and

(v) the Corporation shall, as soon as possible, fulfill all legal requirements to enable the distribution of the Shares and in any event shall file the Final Prospectus in each of the Qualifying Jurisdictions and obtain a MRRS decision document evidencing receipt of the Final Prospectus by each of the Canadian Securities Regulators on or prior to 5:00 pm (Toronto time) on October 15, 2007.

(b) The Corporation hereby agrees to secure compliance with all securities regulatory requirements on a timely basis in connection with the distribution of the Shares to the Purchasers, including by filing within the periods stipulated under Applicable Securities Laws and at the Corporation's expense, all forms required to be filed by the Corporation in connection with the Offering and paying all filing fees required to be paid in connection therewith. Until the date on which the distribution of the Shares is completed, the Corporation will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under the Applicable Securities Laws to continue to qualify the distribution of the Shares or, in the event that the Shares have, for any reason, ceased to qualify, to so qualify again the Shares, as applicable, for distribution. The Corporation also agrees to file within the periods stipulated under Applicable Securities Laws and at the Corporation's expense, all private placement forms required to be filed by it in connection with the Offering and agrees to pay all filing fees required to be paid in connection therewith so that the distribution of the Shares outside of the Qualifying Jurisdictions may lawfully occur but without the necessity of filing a

prospectus or any similar disclosure document under applicable securities laws outside of the Qualifying Jurisdictions. Each Agent agrees with the Corporation that it will only solicit Purchasers of Shares in the United States in accordance with Schedule "A" to this Agreement.

2. Due Diligence

Prior to the filing of the Final Prospectus, the Corporation shall permit the Agents and their counsel to review and provide comments on drafts of the Final Prospectus and up to the Closing Time shall allow the Agents to conduct any due diligence investigations that each of them reasonably requires in order to fulfill its obligations under the Applicable Securities Laws and in order to enable such Agent to responsibly execute the certificate in the Final Prospectus required to be executed by it.

3. (a) Deliveries on Filing of Final Prospectus

No later than the time of filing of the Final Prospectus with the Canadian Securities Regulators, unless otherwise indicated below, the Corporation shall deliver to the Agents:

(i) a copy of the Final Prospectus, signed, filed and certified on behalf of the Corporation, as required by the Applicable Securities Laws;

(ii) a copy of any other document required to be filed by the Corporation at or prior to the time of filing the Final Prospectus in compliance with Applicable Securities Laws in connection with the distribution of the Shares;

(iii) a copy of the U.S. Placement Memorandum prepared as contemplated herein;

(iv) a "long-form" comfort letter of BDO Dunwoody LLP, dated as of the date of the Final Prospectus (with the requisite procedures to be completed by BDO Dunwoody LLP within two Business Days prior to the date of the Final Prospectus), addressed to the Agents and the directors of the Corporation, in form and substance satisfactory to the Agents acting reasonably, with respect to the financial and accounting information relating to the Corporation in the Final Prospectus and any Supplementary Material, which letter shall be in addition to the auditor's consent letters and comfort letters addressed to the Canadian Securities Regulators;

(v) evidence satisfactory to the Agents of the conditional approval of the listing and posting for trading on the TSX of the Shares, subject only to the satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances;

(vi) an opinion of BDO Dunwoody LLP addressed to the Agents and the directors of the Corporation, in form and substance satisfactory to the Agents and their counsel acting reasonably, to the effect that the French language version of the financial information contained in the Preliminary Prospectus and Final Prospectus is, in all material respects, a

complete and accurate translation of the English language version thereof; and

(vii) an opinion of Fasken Martineau DuMoulin LLP addressed to the Agents and the directors of the Corporation, in form and substance satisfactory to the Agents and their counsel, acting reasonably, to the effect that, except for the financial information of the Corporation, as to which they express no opinion, the French language version of each of the Preliminary Prospectus and the Final Prospectus, is, in all material respects, a complete and accurate translation of the English version of each of the Preliminary Prospectus and the Final Prospectus, respectively.

(b) **Prospectus Amendments**

In the event that the Corporation is required by Applicable Securities Laws to prepare and file a Prospectus Amendment, or any Supplementary Material, the Corporation shall prepare and deliver promptly to the Agents signed and certified copies of such Prospectus Amendment, or any Supplementary Material. Any Prospectus Amendments, or any Supplementary Material shall be in form and substance satisfactory to the Agents. Concurrent with the delivery of any Prospectus Amendment, or any Supplementary Material, the Corporation shall deliver to the Agents with respect to such Prospectus Amendment, or any Supplementary Material documents similar to those referred to in clauses 3(a)(ii), (iv) and (vii).

(c) **Commercial Copies**

The Corporation has caused commercial copies of the Preliminary Prospectus and shall cause commercial copies of the Final Prospectus and the U.S. Placement Memorandum to be delivered, without charge, to the Agents in Toronto and in such other cities in North America and in such quantities as the Agents may reasonably request by written instructions to the printer of such documents. Such delivery of the Final Prospectus and the U.S. Placement Memorandum shall be effected as soon as possible and in any event not later than 24 hours after a MRRS Decision Document has been issued by the Canadian Securities Regulators for the Final Prospectus. Such deliveries shall constitute the consent of the Corporation to the Agents' use of the Final Prospectus and the U.S. Placement Memorandum in connection with the distribution of the Shares in the Qualifying Jurisdictions and in the United States in compliance with the provisions of this Agreement and applicable securities laws.

(d) **Qualification of Securities**

The Corporation will promptly from time to time take such action as the Agents may reasonably request to qualify the Shares for offering and sale under the Applicable Securities Laws of such Qualifying Jurisdictions as the Agents may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for so long as may be necessary to complete the distribution of the Shares until 90 days after the date hereof.

(e) **Distribution of Shares**

The Agents shall (and shall require any selling firm to agree with the Agents, for the benefit of the Corporation, to):

(i) offer the Shares for sale to the public in Canada only as permitted by Applicable Securities Laws;

(ii) not solicit offers to purchase Shares from, or sell Shares to, any person resident in any jurisdiction other than the Qualifying Jurisdictions, except in a manner that is exempt from registration and prospectus requirements under Applicable Securities Laws and that does not require the Corporation to register any of its securities or comply with ongoing filing or disclosure requirements or other similar requirements or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject; and

(iii) offer the Shares in the United States only through the U.S. Dealers.

(f) **Notice of Completion of Distribution**

After the Closing Time, the Agents shall:

(i) use all reasonable efforts to complete the distribution of the Shares as promptly as possible; and

(ii) give prompt written notice to the Corporation when, in the opinion of the Agents, they have completed distribution of the Shares and include a breakdown of the gross proceeds realized therefrom in each of the Qualifying Jurisdictions and, if applicable, in the United States.

4. Material Changes During Distribution

(a) **Material Changes in the Corporation**

During the period from the date of this Agreement to the completion of distribution of the Shares, the Corporation shall promptly notify the Agents in writing of:

(i) any material change (actual, anticipated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation that is not otherwise referred to in the Final Prospectus and the U.S. Placement Memorandum;

(ii) any material fact that has arisen or been discovered that would have been required to have been stated in the Final Prospectus or the U.S. Placement Memorandum had such fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Final Prospectus or the U.S. Placement Memorandum, which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus or the U.S. Placement Memorandum misleading or untrue or which would result in a misrepresentation in the Final Prospectus or the U.S. Placement

Memorandum or which would result in the Final Prospectus or the U.S. Placement Memorandum not complying (to the extent that such compliance is required) with Applicable Securities Laws.

If at any time during the period from the date of this Agreement to the completion of distribution of the Shares, any event described in clauses (i), (ii) or (iii) above occurs or any condition exists as a result of which it is necessary, in the reasonable opinion of counsel for the Corporation or the Agents, to amend or supplement the Final Prospectus or the U.S. Placement Memorandum, in order that the Final Prospectus and the U.S. Placement Memorandum will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a Purchaser, or if it shall be necessary, in the opinion of any such counsel, at any such time to amend or supplement the Final Prospectus or the U.S. Placement Memorandum, in order to comply with the requirements under Applicable Securities Laws or other applicable laws, the Corporation will promptly prepare and file such Prospectus Amendment or other amendment or supplement as may be necessary to correct such statement or omission or to make the Final Prospectus or the U.S. Placement Memorandum, as applicable, comply with such laws, and the Corporation will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

The Corporation shall not file or distribute any Prospectus Amendment or other document, however, without first obtaining approval from the Agents, after consultation with the Agents with respect to the form and content thereof, which approval shall not be unreasonably withheld or delayed. The Corporation shall in good faith discuss with the Agents any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this subparagraph (a).

(b) **Change in Applicable Securities Laws**

If during the period of distribution of the Shares, there shall be any change in the Applicable Securities Laws that, in the opinion of the Agents, acting reasonably, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Agents, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each jurisdiction where such filing is required.

(c) **Notification**

During the period commencing on the date hereof until the Agents notify the Corporation of the completion of the distribution of the Shares, the Corporation will promptly inform the Agents of the full particulars of:

(i) any request of any Canadian Securities Regulator for any amendment to the Preliminary Prospectus, the Final Prospectus or any Supplementary Material or for any additional information in respect of the Offering of the Shares;

(ii) the receipt by the Corporation of any material communication, whether written or oral, from any Canadian Securities Regulator, any Stock Exchange or any other competent authority, relating to the Final Prospectus, the U.S. Placement Memorandum or the distribution of the Shares;

(iii) any notice or other correspondence received by the Corporation from any governmental body requesting any information, meeting or hearing relating to the Corporation, the Offering, the issue and sale of the Shares or any other event or state of affairs, that the Corporation reasonably believes would have a material adverse effect on the business, assets, financial condition, liabilities or operations of the Corporation; or

(iv) the issuance by any Canadian Securities Regulator, any Stock Exchange or any other competent authority, including any other governmental or regulatory body, of any order to cease or suspend trading or distribution of any securities of the Corporation or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Corporation.

5. Services Provided by Agents and Agency Fee

In consideration for the Agents' services in assisting in the preparation of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendments, in distributing the Shares, both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Shares, the Corporation agrees to pay to the Agents a fee of $0.0222 per Share (the "**Agency Fee**") which is equal to 6.0% of the gross proceeds of the Offering. The Agency Fee shall be payable as provided for in subparagraph 6(a). The Agency Fee shall be payable by way of set-off of the amount of the Agency Fee against, and deduction of the Agency Fee from, the Purchase Price. Whether or not the Offering herein contemplated shall be completed, the Corporation shall be responsible for all expenses incurred in relation to the Offering (including applicable sales tax) (as provided for in paragraph 14 hereof), including all reasonable fees and disbursements of legal counsel for the Corporation and the Agents, with fees and disbursements of legal counsel to the Agents subject to a maximum of $85,000 (exclusive of disbursements and Goods and Services Tax), which amount may be payable by way of set-off of such amount against, and deduction of such amount from, the Purchase Price as available.

6. Delivery of Purchase Price, Underwriting Fee and Certificate

(a) **Deliveries**

The purchase and sale of the Shares shall be completed at the Closing Time at the offices of Fasken Martineau DuMoulin LLP, Toronto Dominion Bank Tower, Suite 4200, 66 Wellington Street West, Toronto-Dominion Centre, Toronto, Ontario, Canada M5K 1N6, or such other place as the Agents and the Corporation may agree upon.

At the Closing Time, the Corporation shall deliver to the Agents definitive certificates representing the Shares in favour of the Agents or their nominees, against payment by the Agents to the Corporation of the Purchase Price, less the Agency Fee and expenses of the Agents, by wire transfer or in such other manner as may be mutually agreed upon, in Canadian dollars together with a receipt signed by Paradigm, on behalf of the Agents, for such definitive certificates and a receipt for the Agency Fee and expenses of the Agents.

(b) **Delivery of Certificate(s) to Transfer Agent**

The Corporation shall, prior to the Closing Date, make all necessary arrangements for the issue of the definitive certificate(s) representing the Shares, on the Closing Date, at the principal offices of the Transfer Agent in the City of Toronto in such names as shall be designated by the Agents not less than 24 hours prior to the Closing Time.

The Corporation shall pay all fees and expenses payable to the Transfer Agent in connection with the preparation, delivery and certification of the Shares contemplated by this subparagraph 6(b) and the fees and expenses payable to the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Shares.

7. Representations and Warranties of the Corporation

The Corporation hereby represents, warrants and covenants to the Agents as of the date hereof and as of the Closing Time, and understanding that the same are being relied upon by the Agents in entering into this Agreement, as follows:

(a) the Corporation and each Subsidiary are existing under the laws of each of their respective jurisdictions of incorporation, and are current and up-to-date with all filings required to be made by them in each such jurisdiction, have all requisite corporate power and authority and are duly qualified and possess all certificates, authority, permits and licences issued by the appropriate provincial, municipal or federal regulatory agencies or bodies necessary (and have not received or are aware of any modification or revocation to such licences, authority, certificates or permits) to carry on each of their respective businesses as now conducted and as described in the Final Prospectus and to own each of their respective properties and assets, including, in particular, all Intellectual Property, as required to carry on their respective business as now conducted and as described in the Final Prospectus, and the Corporation has all requisite corporate power and authority to carry out its obligations under this Agreement;

(b) the Corporation has no subsidiaries other than the Subsidiaries and the Corporation beneficially owns, directly or indirectly, 100% of all of the issued and outstanding shares in the capital of each the Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of the Subsidiaries or any other security convertible into or exchangeable for any such shares;

(c) all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of this Agreement, the issuance of the Shares and the completion of the transactions contemplated hereby, have been or will be, prior to the Closing Time, made or obtained, as applicable;

(d) the currently issued and outstanding common shares of the Corporation are listed on the Stock Exchanges and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Shares or the trading of any of the Corporation's issued securities has been issued and no proceedings for such purpose are pending or, to the best of the Corporation's knowledge, information and belief, threatened;

(e) the execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder, the issue and sale of the Shares and the consummation of the transactions contemplated in this Agreement do not and will not conflict with or result in any material breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Corporation or any of the Subsidiaries including, without limitation, Canadian Securities Laws; (B) the constating documents, by-laws or resolutions of the Corporation or any of the Subsidiaries that are in effect at the date hereof; (C) any Material Agreement or other material document to which the Corporation or any of the Subsidiaries are party or by which they are bound, or (D) any judgment, decree or order binding the Corporation, any of the Subsidiaries or the respective property or assets of the Corporation or the Subsidiaries;

(f) the audited, consolidated financial statements of the Corporation as at, and for the years ended December 31, 2006 and 2005 and the unaudited, consolidated financial statements of the Corporation as at and for the six months ended June 30, 2007, have each been prepared in accordance with generally accepted accounting principles in Canada consistently applied throughout the period referred to therein, present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation and each of the Subsidiaries (on a consolidated basis) as at such dates and for the periods then ended and contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and leases of the Corporation, and, except as disclosed in the Final Prospectus, there has been no change in accounting policies or practices for such entities since December 31, 2006;

(g) since December 31, 2006, the Corporation has conducted its business only in the ordinary course and, except as disclosed in the Final Prospectus, there has not occurred:

i. any event that could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Corporation and the Subsidiaries (taken as a whole);

ii. any amendments or changes in the constating documents or by-laws of the Corporation and the Subsidiaries;

iii. any damage, destruction or loss, whether or not covered by insurance, that would, individually or in the aggregate, have a Material Adverse Effect on the Corporation or any of the Subsidiaries;

iv. any:

1. incurrence, assumption or guarantee by the Corporation or any of the Subsidiaries of any debt for borrowed money (other than for equipment leases or working capital lines of credit, in each case, in the ordinary course of business);

2. issuance or sale of any securities convertible into or exchangeable for securities of the Corporation or any of the Subsidiaries, other than has been disclosed in the Corporation's Information Record;

3. issuance or sale of options, other than employee and director options and deferred share units as disclosed to the Agents in writing, or other rights to acquire from the Corporation or the Subsidiaries, directly or indirectly, securities of the Corporation or any of the Subsidiaries or any securities convertible into or exchangeable for any such securities, other than as has been disclosed in the Corporation's Information Record;

4. issuance or sale of any share, bond or other corporate security;

5. sale, assignment or transfer of any of its intangible assets except in the ordinary course of business, or cancellation of any debt of claim except in the ordinary course of business;

6. waiver of any right of substantial value whether or not in the ordinary course of business;

7. material change in officer compensation; or

8. other commitment (contingent or otherwise) to do any of the foregoing.

v. any creation, sufferance or assumption by the Corporation or any of the Subsidiaries of any lien on any material asset or any making of any loan, advance or capital contribution to or investment in any person in an aggregate amount that exceeds $250,000 outstanding at any time; or

vi. any entry into, amendment of, relinquishment, termination or non-renewal by the Corporation or any of the Subsidiaries of any material agreement, note, mortgage, indenture, contract, lease, instrument, permit, concession, franchise or license or other right or obligation, other than in the ordinary course of business;

(h) neither the Corporation nor any Subsidiary is in material default of any of their respective financial obligations and no winding-up, liquidation, dissolution, bankruptcy or similar proceeding has been commenced or is being commenced or is being contemplated by the Corporation or any of the Subsidiaries and neither the Corporation nor any of the Subsidiaries have any knowledge of any such proceedings having been commenced or being contemplated in respect of the Corporation or any of the Subsidiaries by any other party;

(i) all filings and fees required to be made and paid by the Corporation and the Subsidiaries pursuant to Applicable Securities Laws and general corporate law have been made and paid and the information and statements set forth in the Corporation's Information Record were accurate in all material respects and did not contain any Misrepresentation as of the date of such information or statement, and the Corporation has not filed any confidential material change report with any securities commission that is still maintained on a confidential basis;

(j) the Corporation is or will at the Closing Time be a "reporting issuer", not included in a list of defaulting reporting issuers maintained by the securities commissions in each of

the Provinces of Canada in which sales are made to Purchasers and in particular, without limiting the foregoing, the Corporation has at all times complied with its obligations to make timely disclosure of all material changes relating to it and there is no material change relating to the Corporation that has occurred and with respect to which the requisite material change report has not been filed with the requisite securities commissions, except to the extent that the Offering constitutes a material change;

(k) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any arrears, penalty and interest payable with respect thereto (collectively, "**Taxes**") due and payable or required to be collected or withheld and remitted, by the Corporation or any Subsidiary have been paid, collected or withheld and remitted, as applicable. All tax returns, declarations, remittances and filings required to be filed by the Corporation and each Subsidiary have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom that would make any of them misleading. Except for ordinary course reviews conducted by applicable tax authorities as disclosed to the Agents during the oral due diligence call held on September 19, 2007, no examination of any tax return of the Corporation or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or any Subsidiary. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Corporation or any Subsidiary;

(l) the Corporation and the Subsidiaries own all right, title and interest in and to the material Intellectual Property used by the Corporation free and clear of any liens and encumbrances and have sole and exclusive rights (and are not contractually obligated to pay any compensation to any other person in respect thereof, other than as disclosed in the Corporation's Information Record from November 1, 2006 to the date hereof) to the use thereof and the material covered thereby. To the knowledge of the Corporation and the Subsidiaries, the Intellectual Property of the Corporation does not contain, embody or use, or require for its full and proper operation, any Intellectual Property owned by another person;

(m) either the Corporation or a Subsidiary have the right to use, or is the licensee or sub-licensee, as the case may be, of all material Intellectual Property used by the Corporation and the Subsidiaries in the operation of their respective businesses without making any payment to any person or granting any rights to any person in exchange therefor, other than as disclosed in the Corporation's Information Record from November 1, 2006 to the date hereof;

(n) except as disclosed in the Corporation's Information Record from November 1, 2006 to the date hereof, the Corporation and the Subsidiaries have not, since the date of their respective dates of incorporation, authorized any person to use, or granted any option to acquire any rights to or licences to use, or sold, assigned or otherwise transferred, any of the material Intellectual Property used by the Corporation and the Subsidiaries;

(o) the Corporation and the Subsidiaries have taken all commercially reasonable steps (including measures to protect secrecy and confidentiality) to protect the Corporation's right, title and interest in and to all material Intellectual Property;

(p) to the knowledge of the Corporation and the Subsidiaries, there is no unauthorized use, infringement or misappropriation of any material Intellectual Property in which the Corporation has an ownership interest by any party or person. The Corporation and the Subsidiaries have not covenanted or agreed with any person not to sue or otherwise enforce any legal rights with respect to any of the material Intellectual Property in which the Corporation has an ownership interest;

(q) to the Corporation's and the Subsidiaries' knowledge, no event has occurred during the registration or filing of, or during any other proceeding relating to material Intellectual Property owned by the Corporation or any Subsidiary, or that is licensed to the Corporation or any Subsidiary, that would make invalid or unenforceable, or negate the right to issuance or use of any of such material Intellectual Property owned by or licensed to the Corporation or the Subsidiaries. Neither the Corporation nor the Subsidiaries have any knowledge of any Intellectual Property held by others that would prevent the development, manufacture, use, sale, lease, license and/or service of products now existing or under development by the Corporation or the Subsidiaries other than those products sourced from third parties;

(r) the auditors of the Corporation who audited the Financial Information and provided their audit report thereon are independent public accountants as required under Applicable Securities Laws;

(s) there has never been a "reportable event" (within the meaning of National Instrument 51-102 *Continuous Disclosure Obligations*) with the present or any former auditors of the Corporation or the Subsidiaries;

(t) the Corporation and each of the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(u) since the date of the latest audited financial statements incorporated by reference in the Final Prospectus, there has been no change in the Corporation's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting;

(v) as at the Closing Date, except as set forth in the Final Prospectus, no holder of outstanding securities of the Corporation or the Subsidiaries, respectively, will be entitled to any pre-emptive or any similar rights to subscribe for any of the Shares or other securities of the Corporation or the Subsidiaries and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation or the Subsidiaries are outstanding;

(w) neither the Corporation nor the Subsidiaries, respectively, are party to or bound or affected by any commitment, agreement or document containing any covenant that expressly limits the freedom of the Corporation or the Subsidiaries, respectively, to complete this Offering, compete in any line of business, transfer or move any of its assets or operations or that materially or adversely affects the business practices, operations or condition of the Corporation or the Subsidiaries, respectively;

(x) the Corporation and the Subsidiaries have conducted and are conducting their respective businesses in compliance with all applicable laws and regulations of each jurisdiction in which the Corporation and the Subsidiaries carry on business (including, without limitation, all applicable Canadian federal, provincial, municipal and foreign laws, regulations and other lawful requirements of any governmental or regulatory body) and have not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits;

(y) neither the Corporation nor any Subsidiary is aware of any pending change to any applicable law or regulation or governmental position that would materially affect the businesses of the Corporation or any Subsidiary, respectively, or the business or legal environment under which the Corporation or any Subsidiary operates;

(z) there are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Corporation or any subsidiary) existing, pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or its Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign;

(aa) this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(bb) each of the Subsidiary Material Agreements has been duly authorized, executed and delivered by the Subsidiary which is a party thereto, and constitutes a valid and binding obligation of such Subsidiary enforceable against such Subsidiary in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(cc) all necessary corporate action has been taken or will be taken prior to the Closing Time by the Corporation so as to validly create, authorize and issue the Shares as fully paid and non-assessable securities in the capital of the Corporation;

(dd) immediately prior to the Closing Time, the authorized capital of the Corporation will consist of an unlimited number of preferred shares of the Corporation, of which none will be issued and outstanding, and an unlimited number of common shares of which 198,276,177 common shares will be issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation;

(ee) as of the Closing Time, an aggregate of 14,982,269 common shares of the Corporation and no preferred shares will be issuable upon convertible securities of the Corporation;

(ff) the TSX has conditionally approved the listing of the Shares, subject to satisfaction by the Corporation of standard listing conditions;

(gg) the Transfer Agent has been duly appointed the registrar and transfer agent of the Corporation, with respect to the Shares;

(hh) the form of the certificate representing the Shares has been approved and adopted by the board of directors of the Corporation, is in compliance with the requirements of the Stock Exchanges and the laws of Canada, and does not or will not at the Closing Time conflict with the constating documents of the Corporation;

(ii) all information that has been prepared by the Corporation and the Subsidiaries, relating to the Corporation and the Subsidiaries, respectively, and their respective businesses, properties and liabilities has been provided to the Agents, including all financial, marketing, sales and operational information and such information provided to the Agents is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom that would make such information misleading;

(jj) the Corporation and each of the Subsidiaries are in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages. There has never been and there is not currently any material labour disruption or conflict involving the Corporation or any Subsidiary;

(kk) there is not presently outstanding any indebtedness owing to either the Corporation or any Subsidiary from any of their shareholders, officers, directors or employees, past or present, or any person not dealing at "arm's length" (as such term is defined in the Tax Act) with them, and except as disclosed in the Corporation's Information Record, neither the Corporation nor any Subsidiary has made any loans to any such persons;

(ll) the assets of the Corporation and the assets of the Subsidiaries and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Corporation nor any Subsidiary has breached the terms of any policies in respect thereof or failed to promptly give any notice or present any material claim thereunder;

(mm) the Corporation intends to use the net proceeds of the Offering in the manner as disclosed in the Final Prospectus and no party other than the Corporation has any right in or to receive any of the net proceeds of the Offering;

(nn) the attributes of the common shares of the Corporation conform in all material respects with the description thereof in the Final Prospectus;

(oo) other than the Agents and their representatives or affiliates, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder's fee in connection with the Offering;

(pp) the Corporation and each Subsidiary is in compliance in all material respects with each material license and permit held by them respectively and are not in violation of, or in default under, the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, "Environmental Laws" as defined below) of any Canadian or applicable foreign governmental entities, regulatory agencies or bodies having, asserting or claiming jurisdiction over them or over any part of their operations or assets;

(qq) either the Corporation or a Subsidiary is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets thereof free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those reflected or reserved against in the financial statements incorporated by reference in the Final Prospectus and subject to the usual qualifications on title in respect of ground leases to utilities, municipal agreements, railway siding agreements, easements for streets, alleys, highways, telephone lines, gas pipelines, power lines and railways, and no other property rights are necessary for the conduct of the businesses of the Corporation (on a consolidated basis) as currently conducted, neither the Corporation nor any Subsidiary know of any claim or basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights and neither the Corporation nor any Subsidiary have any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof;

(rr) neither the Corporation nor any Subsidiary is in default of any of the material provisions of any leases, agreements, documents or instruments nor has any such default been alleged and there is not, to the knowledge of the Corporation, any currently existing material default under any lease, licence or claim pursuant to which the Corporation or any Subsidiary derives an interest in such property or assets and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. The interests of the Corporation and each Subsidiary in, or rights of the Corporation and each Subsidiary to earn an interest in, any property of the Corporation or the Subsidiary, as applicable, are not subject to any rights of first refusal or purchase or acquisition rights;

(ss) neither the Corporation nor any Subsidiary is party to any agreement, nor is the Corporation or any Subsidiary aware of any agreement, that in any manner affects the voting or control of any of the securities of the Corporation or any Subsidiary;

(tt) except as disclosed in the Final Prospectus, neither the Corporation nor any Subsidiary is party to any debt instrument or any agreement, contract or commitment to create, assume or issue any debt instrument;

(uu) none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the *Securities Act* (Ontario)), has had any material interest, direct or indirect, in any material

transaction within the previous two years or any proposed material transaction that, as the case may be, materially affected, is material to or will materially affect the Corporation or any Subsidiary;

(vv) the minute books and records of the Corporation and Azure Dynamics Inc., which the Corporation confirms it has made available to the Agents and their counsel, Cassels Brock & Blackwell LLP, in connection with its due diligence investigation of the Corporation for the period from its inception date to the date of examination thereof, are all of the minute books and all the material records of the Corporation and contain true and accurate copies of all material proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation, as the case may be, to the date of review of such corporate records and minute books. Except in connection with the transaction contemplated by this Agreement there have been no other material meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Corporation to the date of review of such corporate records and minute books not reflected in such minute books and other records;

(ww) since November 1, 2006, there has been no update to the minute books and records of the Subsidiaries other than Azure Dynamics Inc.;

(xx) all the information and statements to be contained in the Final Prospectus shall, at the respective dates of delivery thereof, constitute full, true and plain disclosure of all material facts relating to each of the Offering, the Corporation and each Subsidiary, on a consolidated basis, and the Shares and such disclosure will not contain a Misrepresentation;

(yy) the Final Prospectus shall conform to all requirements of the Applicable Securities Laws; and

(zz) neither the Corporation nor any of the Material Subsidiaries, nor to the best of the Corporation's knowledge, information and belief, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Corporation or any of the Subsidiaries or such other person under any material contract, agreement, or arrangement (including all joint venture agreements) to which the Corporation or any of the Material Subsidiaries is a party or otherwise bound, and no event has occurred which with notice or lapse of time or both would constitute such a default by the Corporation, a Subsidiary or, to the best of the Corporation's knowledge, information and belief, any other party.

8. Covenants of the Corporation

The Corporation hereby covenants to the Agents, and acknowledges that the Agents are relying on such covenants in connection with acting as exclusive agents of the Corporation for the Offering, that the Corporation shall:

(a) for a period of 24 months following the final Closing Date, use its best efforts to maintain its status as a reporting issuer under Canadian Securities Laws in the Qualifying Jurisdictions, not in default of any requirement of such Canadian Securities Laws;

(b) not for a period of 90 days from the final Closing Date, directly or indirectly, sell or issue (as applicable), or negotiate or enter into any agreement to sell or issue (as applicable), without the prior consent of Paradigm, such consent not to be unreasonably withheld or delayed, any of the Corporation's equity securities or securities convertible, exchangeable or that in any manner may be substituted for, equity securities of the Corporation, except (i) in connection with the grant or exercise of options and similar issuances pursuant to any compensation plan or arrangement or any outstanding option to acquire common shares of the Corporation; and (ii) in connection with the issuance of securities of the Corporation pursuant to the conversion, exercise or exchange of securities convertible into or exercisable or exchangeable for securities of the Corporation that are outstanding as of the date hereof; and (iii) in connection with a *bona fide* acquisition by the Corporation (other than a direct or indirect acquisition, whether by way of one or more transactions, of an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of this provision) ; and

(c) subject to the qualifications set forth in the Final Prospectus, use the net proceeds of the Offering for the purposes described in the Final Prospectus.

9. Conditions

The Agents' obligation to sell the Shares at the Closing Time is subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement, both, unless otherwise expressed, as of the date of this Agreement and as of the Closing Time, the performance by the Corporation of its obligations under this Agreement and the following additional conditions:

(a) the Agents shall have received at the Closing Time an opinion addressed to the Agents, in form and substance satisfactory to the Agents and its counsel, acting reasonably, dated the Closing Date from counsel to the Corporation, Fasken Martineau DuMoulin LLP and/or Heenan Blaikie LLP, with respect to the matters set out in Schedule B hereto. In providing such opinion, such counsel may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada and Ontario and as to matters of fact, on certificates of the Transfer Agent, auditors, public and stock exchange officials, and officers of Corporation;

(b) the Corporation will have caused a favourable legal opinion to be delivered by qualified counsel in the jurisdiction of incorporation of each of the Subsidiaries addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, and with respect to the following matters:

(A) the incorporation and existence of each Subsidiary under the laws of its jurisdiction of incorporation;

(B) as to the holder of the issued and outstanding shares of each Subsidiary;

(C) that each Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(D) the due authorization, execution and delivery of all Subsidiary Material Agreements, to the extent that such due authorization, execution and delivery is not reasonably apparent from a review of the minute books and records of Azure Dynamics Inc. provided to the Agents and their counsel for review; and

(E) the absence of any litigation or other legal or regulatory proceedings to which any of the Subsidiaries is a party, to the knowledge of counsel;

(c) if any Shares are being sold on the Closing Date to United States purchasers, the Corporation shall have caused a favourable legal opinion to be delivered by United States counsel, in form and substance satisfactory to the Agents, to the effect that the sale of such Shares on the Closing Date to such United States purchasers is not required to be registered under the 1933 Act;

(d) the Agents shall have received at the Closing Time a letter dated the Closing Date from BDO Dunwoody LLP addressed to the Agents and to the board of directors of the Corporation in form and substance satisfactory to the Agents, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Agents pursuant to subparagraph 3(a)(iv) with such changes as may be necessary to bring the information in such letter forward to within two Business Days prior to the Closing Date, which changes shall be acceptable to the Agents;

(e) the Agents shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer of the Corporation addressed to the Agents and its counsel, with respect to the constating documents of the Corporation, all resolutions of the directors of the Corporation relating to this Agreement, the Final Prospectus, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Agents may reasonably request;

(f) the Agents shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Corporation, addressed to the Agents certifying for and on behalf of the Corporation after having made due enquiry and after having carefully examined the Final Prospectus, that:

(i) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, and (B) no transaction out of the ordinary course of business has been entered into by the Corporation which is material to the Corporation, other than as disclosed in the Final Prospectus, or any Prospectus Amendments, as the case may be;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the common shares of the Corporation, or any other securities of the Corporation, has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers,

contemplated or threatened under any of the Applicable Securities Laws or by any other regulatory authority;

(iii) there are no known undisclosed material facts concerning the Corporation or the Shares;

(iv) the Corporation has duly complied in all material respects with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(v) the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(g) there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available in connection with the sale of the Shares that have not been made publicly available as required; there are no documents required to be filed with the Canadian Securities Regulators in connection with the Final Prospectus that have not been filed as required and delivered to the Agents; there are no contracts, documents or other materials required to be described or referred to in the Final Prospectus that are not described, or referred to as required and delivered to the Agents;

(h) the Agents shall have received at the Closing Time a certificate from the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent, confirming the issued common shares of the Corporation;

(i) the Agents not having exercised any rights of termination set forth in Section 10;

(j) the Agents shall have received copies of all required approvals from the TSX in respect of the conditional listing and posting for trading of the Shares on the TSX; and

(k) the Agents and counsel for the Agents shall have received from the Corporation such further certificates, documents and other information as they may have reasonably requested; provided, however, that the Agents or their counsel shall request any such certificate, document or other information within a reasonable period prior to the Closing Time.

Until Closing, cash proceeds received from subscriptions will be held by the Agents. If at or prior to Closing, any of the conditions set-out in this section 9 are not satisfied or waived by the Agents in their sole discretion, or if the Closing does not occur for any reason, the subscription proceeds received from prospective Purchasers will be returned to such Purchasers promptly without interest of deduction.

10. Termination Rights

(a) Without limiting any of the other provisions of this Agreement, any Agent will be entitled, at its sole option, to terminate and cancel, without any liability on its part or on the part of the other Agents and the Purchasers, its obligations under this Agreement, to sell the Shares, by giving written notice to the Corporation at any time through to the Time of Closing if:

(i) *material change* - there shall be any material change in the affairs of the Corporation, or there should be discovered any previously undisclosed material fact which, in the reasonable opinion of the Agents (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Shares or other securities of the Corporation;

(ii) *disaster out* - (i) any order, inquiry, action, suit, investigation (whether formal or informal) (including matters of regulatory transgression or unlawful conduct), is commenced or announced or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, any Stock Exchange or any securities regulatory authority, or law or regulation enacted or changed that in the opinion of the Agents (or any of them) acting reasonably, operates to prevent or restrict the issuance or trading of the securities of the Corporation by the Corporation, or materially and adversely affects or will materially and adversely affect the market price or value of the securities of the Corporation; or (ii) if there should develop, occur or come into effect or existence any event, action, state, accident, condition, terrorist event or major financial occurrence of national or international consequence or any law or regulation that in the reasonable opinion of the Agents (or any one of them) seriously adversely affects, or involves, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole; (iii) a cease trading order is made by any securities commission or other competent authority by reason of the fault of the Corporation or its respective directors, officers and agents and such cease trading order is not rescinded within 24 hours; or (iv) the Corporation fails to obtain the approval of the TSX for the listing of the Shares;

(iii) *market out* – the state of the financial markets in Canada or elsewhere is such that in the reasonable opinion of the Agents (or any one of them) the Shares cannot be marketed profitably; or

(iv) *breach of this agreement* – the Corporation is in breach of a material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement becomes or is false.

The Agents' rights of termination contained in this section are in addition to any other rights or remedies they may have in respect of any default, act or failure to act or noncompliance by the Corporation in respect of any of the matters contemplated by this Agreement.

(b) If the obligations of an Agent are terminated under this Agreement pursuant to the termination rights provided for in section 10(a), the Corporation's liabilities to such Agent shall be limited to the Corporation's obligations under the indemnity, contribution and expense provisions of this Agreement.

11. Indemnity

(a) **Indemnity**

The Corporation hereby agrees to indemnify and hold the Agents and/or any of their respective affiliates and other registered dealers retained in accordance with this Agreement to assist in the Offering (for the purposes of this section, the Agents and their respective affiliates and other registered dealers retained in accordance with this Agreement to assist in the Offering shall be collectively referred to as the "**Agents**") and the directors, officers, employees and shareholders of the Agents (hereinafter referred to as the "**Personnel**") harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Agents, to which the Agents and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based directly upon the performance of professional services rendered to the Corporation by the Agents and their Personnel hereunder or otherwise in connection with the matters contemplated by this Agreement, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a judgment that has become non-appealable shall determine that:

(i) the Agents or their Personnel have been negligent or dishonest or have committed any fraudulent act in the course of such performance; and

(ii) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were caused by the negligence, dishonesty, or fraud referred to in (i).

If for any reason (other than the occurrence of any of the events itemized in (i) and (ii) above), the foregoing indemnification is unavailable to the Agents or insufficient to hold them harmless, then the Corporation shall contribute to the amount paid or payable by the Agents as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Agents on the other hand but also the relative fault of the Corporation and the Agents, as well as any relevant equitable considerations; provided that the Corporation shall, in any event, contribute to the amount paid or payable by the Agents as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by the Agents hereunder pursuant to this Agreement.

The Corporation agrees that in case any legal proceeding shall be brought against the Corporation and/or the Agents by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Corporation and/or the Agents and any Personnel of the Agents shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Agents, the Agents shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Agent for time spent by its Personnel in connection therewith) and out-of-pocket expenses incurred by their Personnel in connection therewith shall be paid by the Corporation as they occur.

Promptly after receipt of notice of the commencement of any legal proceeding against the Agents or any of their Personnel or after receipt of notice of the commencement of any investigation, which is based directly upon any matter in respect of which indemnification may be sought hereunder from the Corporation, the Agents will notify the Corporation in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Corporation, will

keep the Corporation advised of the progress thereof and will discuss with the Corporation all significant actions proposed. The omission so to notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to the Agents except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Corporation would otherwise have under this indemnity had the Agents not so delayed in giving or failed to give the notice required hereunder.

The Corporation shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel. Upon the Corporation notifying the Agents in writing of their election to assume the defence and retaining counsel, the Corporation shall not be liable to the Agents for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Corporation, the Corporation throughout the course thereof will provide copies of all relevant documentation to the Agents, will keep the Agents advised of the progress thereof and will discuss with the Agents all significant actions proposed.

Notwithstanding the foregoing paragraph, the Agents shall have the right to employ legal counsel of the Agents' choice, and the Corporation shall repay the reasonable fees and expenses of such legal counsel, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Corporation; or (ii) the Corporation has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Corporation or the Agents has advised the Agents that representation of both parties by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Agents which are different from or in addition to those available to the Agents (in which event and to that extent, the Corporation shall not have the right to assume or direct the defence on the Agents behalf) or that there is a conflict of interest between the Corporation and the Agents or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Agents shall not have the right to assume or direct the defence on the Agents behalf).

No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Agents. No admission of liability shall be made and the Corporation shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without the Corporation's consent.

The indemnity and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Agents and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation, the Agents and any of their Personnel, and shall survive the issuance of the Shares.

12. Contribution

The Corporation hereby waives all rights that it may have by statute or common law to recover contribution from the Agents in respect of losses, claims, costs, damages, expenses or liabilities in respect of which the Corporation has agreed to indemnify the Agents hereunder (in this paragraph, "**losses**") by reason of or in consequence of a document containing a Misrepresentation; provided, however, that such waiver shall not apply in respect of losses (i) by reason of or in consequence of any Misrepresentation that is based upon or results from information or statements furnished by or relating solely to the Agents or (ii) if the Corporation has complied with section 3(c) and, if applicable, sections 3(b) and 4 hereof, and the person asserting any claim was not provided a copy of the document (which is required under Canadian Securities Laws to be delivered to such person by the Agents) which corrects the Misrepresentation.

13. Severability

If any provision of paragraph 11 or 12 is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

14. Expenses

All expenses of or incidental to the issue, sale and delivery of the Shares and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement shall be borne by the Corporation including, without limitation, fees and expenses payable in connection with the qualification of the Shares, the fees of counsel to the Agents (to a maximum to $85,000) plus Goods and Services Tax, all fees and disbursements of counsel to the Corporation, local counsel and U.S. counsel, all fees and expenses of the Corporation's auditors, fees and expenses relating to the marketing of the Shares (including, without limitation, "road shows", marketing meetings, marketing documentation and institutional investor meetings) and all reasonable out-of-pocket expenses of the Agents (including Agents' travel expenses in connection with due diligence, marketing meetings and "road shows") and all costs incurred in connection with the preparation and printing of the Preliminary Prospectus, Final Prospectus, Prospectus Amendments and certificates representing the Shares. All amounts to be paid by the Corporation under this paragraph 14 shall be paid forthwith upon receiving an invoice therefor, or shall be withheld from the Purchase Price payable by the Agents to the Corporation in accordance with Section 6.

15. Syndication of The Agents

(a) The sale of the Shares in connection with the Offering shall be on a "best efforts" basis without underwriter liability or obligation and shall be as to the following percentages of the Shares to be sold at that time:

Name of Agent	**Liability**
Paradigm Capital Inc.	40.0%
Raymond James Ltd.	30.0%
Clarus Securities Inc.	15.0%
Desjardins Securities Inc.	15.0%

(b) If any of the Agents fails to sell its applicable percentage of the aggregate amount of the Shares at the Closing Time, the other Agents shall have the right, but shall not be obligated, to sell the Shares which would otherwise have been sold by the Agent which fails to sell.

16. Survival of Representations and Warranties

The respective representations, warranties, obligations and agreements of the Corporation and the several Agents contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the purchase of the Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Agents or the termination of the Agents' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Agents or the Corporation, or any officer, director or controlling person of the Corporation in connection with the preparation of the Preliminary Prospectus or Final Prospectus or the distribution of the Shares. For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this agreement in any way related to the indemnification of the Agents by the Corporation or the contribution obligations of the Agents or those of the Corporation shall survive and continue in full force and effect, indefinitely.

17. Alternative Transaction

If the Offering is not completed because of an Alternative Transaction (as defined below) which is entered into by the Corporation during the period of 180 days from September 13, 2007, the Corporation shall pay the following sum to the Agents on completion of such Alternative Transaction for their work in connection with the Offering:

(i) if the Offering is terminated subsequent to the filing of the Preliminary Prospectus but prior to the filing of the Final Prospectus, 66.7% of the Agency Fee assuming the maximum Offering;

(ii) if the Offering is terminated subsequent to the filing of the Final Prospectus in circumstances in which item (iii) below is inapplicable, 66.7% of the Agency Fee which would otherwise be payable based upon orders received by the Agents and for which evidence reasonably satisfactory to the Corporation has been provided by the Agents; and

(iii) if the Offering is terminated subsequent to the filing of the Final Prospectus and the Agents provide evidence reasonably satisfactory to the Corporation of orders for not less than $20 million of Shares, 80% of the Agency Fee which would otherwise be payable based upon orders received by the Agents and for which evidence reasonably satisfactory to the Corporation has been provided by the Agents.

For greater certainty, the foregoing provisions shall not apply if the Offering is not completed as a result of any failure of the Agents, including the Agents' election not to complete the Offering, inability to complete the Offering, or the termination of the Offering as a result of the Agents being in default of any of their respective obligations under this Agreement.

For the purposes hereof, an "Alternative Transaction" means an issuance of securities of the Corporation in excess of 10% of the total value or number of securities currently outstanding or a business transaction involving the Corporation including, without limitation, a merger, amalgamation, arrangement, reorganization, joint venture, sale of all or substantially all assets, exchange of all or substantially all of its assets or any similar transaction, a result of the completion of which is that the Agents cannot complete the Offering substantially on the terms contemplated herein. For greater certainty, the issuance of securities of the Corporation pursuant to (i) the Corporation's stock option plan; or (ii) the exercise or conversion, as the case may be, of securities of the Corporation outstanding on the date hereof, shall not constitute an "Alternative Transaction".

In the event the Corporation receives an inquiry from a party in respect of a proposed Alternative Transaction at any time prior to the termination of the Offering, the Corporation shall promptly inform the Agents of such party and the proposed Alternative Transaction.

18. Lock-Up Agreements

The Corporation will use reasonable commercial efforts to procure that certain senior officers and directors of the Corporation be subject to an agreement providing that they shall not, without the prior written consent of Paradigm, such consent not to be unreasonably withheld, sell any of their common shares of the Corporation for a period of 60 days following the Closing Date, except pursuant to the laws of testate and intestate succession.

19. Time of the Essence

Time shall be of the essence of this Agreement.

20. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

21. Currency

All references herein to dollar amounts, unless otherwise indicated, are to lawful money of Canada.

22. Successors

This Agreement shall enure to the benefit of, and be binding on, the parties to this Agreement and any of their respective successors.

23. Notice

Unless otherwise expressly provided in this Agreement, any notice, statement, request or other communication to be given under this Agreement (a "**notice**") shall be in writing addressed to:

(i) the Corporation at:

Azure Dynamics Corporation
155 University Avenue, Suite 1210
Toronto, ON
M5H 3B7

Attention: D. Campbell Deacon
Fax: (416) 367 9591

with a copy to (which shall not constitute service):

Fasken Martineau DuMoulin LLP
Toronto Dominion Bank Tower, Suite 4200,
66 Wellington Street West,
Toronto-Dominion Centre,
Toronto, Ontario, M5K 1N6
Canada

Attention: Alfred Apps and Daniel Batista
Fax: (416) 364-7813

(ii) the Agents c/o:

Paradigm Capital Inc.
2101 - 95 Wellington Street West
P.O. Box 55
Toronto, Ontario, M5J 2N7

Attention: Peter Greenwood
Fax: (416) 361-6050

with a copy to (which shall not constitute service):

Cassels Brock & Blackwell LLP
Scotia Plaza
Suite 2100, 40 King Street West
Toronto, Ontario
M5H 3C2

Attention: Jay Goldman
Fax: (416) 644-9337

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice that is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice that is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

24. Action by Agents

All steps that must or may be taken by the Agents in connection with this Agreement, with the exception of the matters relating to termination contemplated by paragraph 10 or matters relating to indemnity and contribution contemplated by paragraphs 11 and 12, may be taken by Paradigm on its own behalf and on behalf of the Agents, and the execution and delivery of this Agreement by the Corporation and the Agents shall constitute the Corporation's authority for accepting notification of any such steps from, and for delivery of the definitive documents constituting the Shares to, Paradigm on its own behalf and on behalf of the Agents. Paradigm agrees to consult with the other Agents with respect to all material matters.

25. Counterparts and by Facsimile

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, and may be delivered by facsimile, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

26. Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties (including without limitation, the Agency Agreement between the parties dated as of October 12, 2007) and, except as incorporated by reference above, there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement unless signed by each party and purporting to be an amendment to this Agreement.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this agreement where indicated below and returning same to us whereupon this agreement as so accepted shall constitute an agreement among us.

Yours very truly,

PARADIGM CAPITAL INC.

By: *"Peter Greenwood"*
Authorized Signatory

RAYMOND JAMES LTD.

By: *"Jimmy Leung"*
Authorized Signatory

CLARUS SECURITIES INC.

By: *"Rod Campbell"*
Authorized Signatory

DESJARDINS SECURITIES INC.

By: *"Dennis Logan"*
Authorized Signatory

The foregoing is accepted and agreed to as of the date first above written.

AZURE DYNAMICS CORPORATION

By: *"Daniel Renzella"*
Authorized Signatory

SCHEDULE "A"

COMPLIANCE WITH U.S. SECURITIES LAWS

This is Schedule "A" to the Agency Agreement dated as of October 12, 2007 between Azure Dynamics Corporation, Paradigm Capital Inc., Raymond James Ltd., Clarus Securities Inc. and Desjardins Securities Inc.

As used in this Schedule "A" and related appendices, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agency Agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

(a) "Code" means the U.S. Internal Revenue Code of 1986, as amended;

(b) "Foreign Issuer" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are either directly or indirectly owned of record by resident of the Unites States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c) "General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used under Rule 502(c) under Regulation D, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(2) of the 1933 Act;

(d) "Institutional Accredited Investor" means those institutional "accredited investors" that satisfy the criteria of Rule 501(a)(1),(2),(3) or (7) of Regulation D;

(e) "PFIC" means a "passive foreign investment company" as such term is defined in the Code;

(f) "Regulation D" means Regulation D adopted by the SEC under the 1933 Act;

(g) "Regulation S" means Regulation S adopted by the SEC under the 1933 Act;

(h) "Rule 144A" means Rule 144A adopted by the SEC under the 1933 Act;

(i) "SEC" means the United States Securities and Exchange Commission;

(j) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

(k) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

Representations, Warranties and Covenants of the Agents

Each of the Agents and the U.S. Dealers acknowledges that the Shares have not been and will not be registered under the 1933 Act or applicable state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act and applicable state securities laws. Accordingly, each of the Agents and the U.S. Dealers represents, warrants and covenants to the Corporation that:

1. It has not offered and will not offer any Shares forming part of its allotment described in section 15 of the Agency Agreement except (a) in an "offshore transaction", as such term is defined in Regulation S, in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 506 of Regulation D as provided in paragraphs 2 through 11 below. Accordingly, none of the Agents, their respective affiliates or any persons acting on their behalf has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Shares.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the provisions of this Schedule "A" applicable to such Agent as if such provisions applied to such selling group member.

3. All offers of Shares in the United States shall be made through one of the U.S. Dealers, which is a broker-dealer registered pursuant to Section 15(b) of the 1934 Act and in good standing with FINRA, and otherwise in compliance with all applicable U.S. broker-dealer requirements, and all such offers of Shares shall be made only in states of the United States where such U.S. Dealer is registered or otherwise exempt from registration.

4. In connection with offers of Shares in the United States no form of General Solicitation or General Advertising shall be used.

5. Any offer or solicitation of an offer to buy Shares that has been made or will be made in the United States was or will be made only to persons it is reasonably believed to be Institutional Accredited Investors in accordance with Rule 506 or Regulation D and in compliance with applicable state securities laws.

6. Each offeree in the United States shall be provided, prior to time of purchase of any Shares, with a copy of the U.S. Placement Memorandum attached to a copy of the Final Prospectus and no other written material will be used in connection with the offer of the Shares in the United States.

7. Any offer or solicitation of an offer to buy Shares that has been made or will be made in the United States was or will be made only to Institutional Accredited Investors with which such Agents have or a U.S. Dealer has a pre-existing relationship.

8. Immediately prior to transmitting the U.S. Placement Memorandum, it had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor.

9. It agrees that it will solicit offers for the Shares only from, and will offer the Shares only to, persons that in purchasing such Shares, shall provide a U.S. Purchaser's Letter and prior to any sale by the Corporation of Shares in the United States, it shall cause each U.S. purchaser thereof to execute a purchaser's letter in the form attached to the U.S. Placement Memorandum.

10. At least one business day prior to the Time of Delivery, the transfer agent will be provided with a list of all purchasers of the Shares in the United States.

11. At closing, each Agent and U.S. Dealer will provide a certificate, substantially in the form of Appendix I, relating to the manner of the offer of the Shares in the United States or such persons will be deemed to have represented not to have offered any Shares in the United States.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1. The Corporation is a Foreign Issuer with no Substantial U.S. Market Interest in the Shares. The Corporation agrees to use commercially reasonable efforts to remain a Foreign Issuer for one year from the Closing Date.

2. The Corporation is not, and as a result of the sale of the Shares contemplated hereby will not be, an "investment company", as defined in the United States Investment Company Act of 1940, as amended.

3. Except with respect to offers and sales to Institutional Accredited Investors in reliance upon an exemption from registration under the 1933 Act, none of the Corporation, its affiliates, or any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Shares to a person in the United States; or (B) any sale of Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

4. During the period in which the Shares are offered for sale, none of it, its affiliates, or any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Shares, has taken or will take any action in violation of Regulation M under the 1934 Act, or has taken or will take any action that would cause the applicable exemption afforded by Rule 506 of Regulation D or the exclusion from registration available under Regulation S to be unavailable for offers and sales of the Shares pursuant to this Agreement.

5. None of the Corporation, any of its affiliates or any person acting on its or their behalf have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Shares in the United States.

6. Except with respect to the offer and sale of the Shares offered hereby, neither the Corporation nor any person acting on behalf of the Corporation has, within six months prior to the commencement of the Offering, sold, offered for sale or solicited any offer to buy any of the Corporation's securities in the United States in a manner that would be integrated with the offer and sale of the Shares and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Shares.

7. None of the Corporation or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

8. The Corporation will, within the prescribed time periods, prepare and file any forms or notices required under the 1933 Act or any state securities laws in connection with the sale of the Shares.

9. If a purchaser, the Corporation or any U.S. taxing authority determines that the Corporation has been, is or is likely to become a PFIC, the Corporation agrees to promptly provide to the purchaser, upon request and at the Corporation's expense, the information necessary for the purchaser to (i) prepare its tax returns and comply with any reporting requirements under applicable U.S. law as a result of such PFIC determination and (ii) make certain elections under the Code and comply with any reporting requirements related to such elections. The Corporation acknowledges and agrees that it shall promptly notify the U.S. purchasers in writing of any assertion, of which the Corporation has actual knowledge, by the U.S. Internal Revenue Service that the Corporation is or is likely to become a PFIC.

10. The Corporation acknowledges and agrees that U.S. purchasers in the Offering are entitled to rely on the representations, warranties and covenants made by the Corporation to the Agents in the Agreement (including this Schedule A attached thereto) as if such U.S. purchasers were parties to the Agreement, and the Corporation acknowledges and agrees that such representations, warranties and covenants are incorporated by reference into the U.S. purchaser letters executed by each such U.S. purchaser.

APPENDIX I

TO SCHEDULE "A"

AGENTS' CERTIFICATE

In connection with the private placement in the United States of common shares (the "**Shares**") of Azure Dynamics Corporation (the "**Corporation**"), with, one or more persons, each of which is an institutional "accredited investor" that satisfies the criteria of Rule 501(a)(1), (2), (3) or (7) under the 1933 Act (each, an "**Institutional Accredited Investor**") (collectively, the "**U.S. Private Placees**"), pursuant to an agency agreement (the "**Agency Agreement**") dated October 12, 2007 among the Corporation and the Agents named therein, the undersigned, ● ("●"), on behalf of itself and each of the other Agents, and ● (the "**U.S. Agent**"), the U.S. broker-dealer affiliate of ●, hereby certify as follows:

(i) the U.S. Agent is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with FINRA on the date hereof;

(ii) all offers of Shares in the United States by the Agent were made only through the U.S. Agent and to Institutional Accredited Investors and have been effected in accordance with all applicable U.S. broker-dealer requirements;

(iii) prior to any sale of Shares by the Corporation in the United States each offeree was provided with a copy of the U.S. Placement Memorandum, including the Canadian final short form prospectus relating to the offering of the Shares and no other written material was used by the Agent or the U.S. Agent in connection with the offer of the Shares in the United States;

(iv) immediately prior to transmitting the U.S. Placement Memorandum, including the Canadian final short form prospectus relating to the offering of the Shares to such offerees, we had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and, on the date hereof, we continue to believe that each offeree that is purchasing Shares from the Corporation is an Institutional Accredited Investor; furthermore we have a relationship with such offerees pre-existing the offer of the Shares to the offerees;

(v) no form of General Solicitation or General Advertising was used by us, in connection with the offer of the Shares in the United States;

(vi) all offers of the Shares in the United States has been conducted by us in accordance with the terms of the Agency Agreement; and

(vii) prior to any sale of Shares by the Corporation in the United States, we caused each U.S. Private Placee that is an Institutional Accredited Investor to execute a U.S. purchaser's letter in the form attached to the U.S. Placement Memorandum.

Terms used in this certificate have the meanings given to them in the Agency Agreement (including Schedule A attached thereto) unless otherwise defined herein.

Dated this __ day of _________, 2007.

[CANADIAN UNDERWRITER] **[U.S. AFFILIATE OF CANADIAN UNDERWRITER]**

By: ______________________________ By: ______________________________

Name: ______________________________ Name: ______________________________

Title: ______________________________ Title: ______________________________

SCHEDULE "B"

OPINION OF THE CORPORATION'S COUNSEL

This is Schedule "B" to the agency agreement dated as of October 12, 2007 between Azure Dynamics Corporation Paradigm Capital Inc., Raymond James, Ltd., Clarus Securities Inc. and Desjardins Securities Inc.

The opinion of the Corporation's counsel shall be in respect of the following matters:

(i) the Corporation is a "reporting issuer", or its equivalent, in each of the provinces of Canada and it is not listed as in default of any requirement of the Applicable Securities Laws in any of such provinces;

(ii) the Corporation is a corporation existing under the *Business Corporations Act* (Alberta) and has all requisite corporate power to carry on its business as now conducted and to own, lease and operate its property and assets;

(iii) the Corporation is authorized to issue, among other things, an unlimited number of common shares;

(iv) as to the issued and outstanding securities of the Corporation;

(v) the Corporation has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; and (ii) to issue and sell the Shares;

(vi) all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus and the Final Prospectus and the filing thereof with the securities regulatory authorities in each of the Qualifying Jurisdictions;

(vii) upon the payment therefor and the issue thereof, the Shares will have been validly issued as fully paid and non-assessable;

(viii) all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and this Agreement has been executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law and that enforceability is subject to the provisions of the *Limitations Act, 2002* (Ontario);

(ix) the rights, privileges, restrictions and conditions attaching to the Shares are accurately summarized in all material respects in the Final Prospectus;

(x) all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each of the Qualifying Jurisdictions in which sales of Shares have been made to Purchasers have been obtained by the Corporation to qualify the distribution or distribution to the public of the Shares in each of the Qualifying Jurisdictions in which sales of Shares have been made to Purchasers through persons who are registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation;

(xi) subject only to the standard listing conditions, the Shares have been conditionally listed on the TSX;

(xii) the form and terms of the definitive certificate representing the common shares of the Corporation have been approved by the directors of the Corporation and comply in all material respects with the *Business Corporations Act* (Alberta) and the rules and by-laws of the Stock Exchanges;

(xiii) the execution and delivery of this Agreement, the fulfilment of the terms hereof by the Corporation and the issuance, sale and delivery of the Shares to be issued and sold by the Corporation at the Time of Closing, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or by-laws of the Corporation or any applicable corporate law or Applicable Securities Laws;

(xiv) Equity Transfer & Trust Company has been appointed the transfer agent and registrar for the common shares of the Corporation;

(xv) the Shares will, as of the date that such securities are listed on the TSX be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. The Shares will not constitute "foreign property" to deferred income plans and certain other persons who are generally exempt from tax; and

(xvi) the statements set forth in the Final Prospectus under the caption "Eligibility for Investment", insofar as they purport to describe the provisions of the laws referred to therein, are fair summaries of the matters discussed therein.

*No securities regulatory authority in Canada has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. **These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). Accordingly, subject to certain exceptions, these securities may not be offered or sold within the United States of America and this short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities within the United States of America. See "Plan of Distribution".***

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Azure Dynamics Corporation at Suite 1210, 155 University Avenue, Toronto, Ontario, M5H 3B7 (Telephone (416) 367-0220), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the secretary of Azure Dynamics Corporation at the above-mentioned address and telephone number and is also available electronically at www.sedar.com*

SHORT FORM PROSPECTUS

New Issue | October 15, 2007



AZURE DYNAMICS CORPORATION

$30,007,000
81,100,000 Common Shares

This short form prospectus qualifies the distribution (the "**Offering**") of 81,100,00 common shares ("**Common Shares**") in the capital of Azure Dynamics Corporation ("**Azure**" or the "**Corporation**") at a price of $0.37 per Common Share (the "**Offering Price**").

The common shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange ("**TSX**") under the trading symbol "AZD" and on the Alternative Investment Market of the London Stock Exchange ("**AIM**") under the trading symbol "ADC". Azure has applied to list the Common Shares distributed under this short form prospectus on AIM. The TSX has conditionally approved the listing of the Common Shares distributed under this short form prospectus. Listing will be subject to Azure fulfilling all of the listing requirements of the TSX on or before December 19, 2007. The closing price of the common shares of the Corporation on the TSX on October 12, 2007, being the last day the common shares traded prior to the date hereof, was $0.38. The Offering Price was determined by negotiation between Paradigm Capital Inc., Raymond James Ltd., Clarus Securities Inc. and Desjardins Securities Inc. (collectively, the "**Agents**"), on the one hand, and the Corporation, on the other hand.

Price: $0.37 per Common Share

	Price to the Public	Agents' Fee[1]	Net Proceeds to Azure[2]
Per Common Share	$0.37	$0.022	$0.348
Total	$30,007,000	$1,800,420	$28,206,580

Notes:

(1) In consideration of the services rendered by the Agents in connection with the Offering, the Corporation has agreed to pay a commission to the Agents equal to 6% of the gross proceeds of the Offering (the "**Agents' Fee**").

(2) Before deducting the expenses of the Offering, estimated to be $350,000, which will be paid from the proceeds of the Offering.

The Agents, on behalf of the Corporation, conditionally offer the Common Shares on a "best efforts" basis, subject to prior sale, if, as and when issued and sold by the Corporation in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Agents by Cassels Brock & Blackwell LLP.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Subject to applicable laws, the Agents may over-allot or effect transactions that stabilize or maintain the price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution". It is expected that the closing of the Offering will take place on or about October 19, 2007 or on such other date as the Corporation and the Agents may agree (the "**Closing Date**"), but in any event not later than October 30, 2007. The distribution of the Common Shares will remain open no later than the Closing Date. Certificates representing the Common Shares will be available for delivery on or about the Closing Date.

You should rely only on the information contained or incorporated by reference in this short form prospectus. The Corporation and the Agents have not authorized anyone to provide purchasers with information different from that contained or incorporated by reference in this short form prospectus. The Corporation is offering to sell, and seeking offers to buy, the Common Shares only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted.

Investing in the Common Shares involves risk. The risk factors identified herein and in the documents incorporated by reference herein should be carefully reviewed and evaluated by prospective investors before purchasing the Common Shares offered hereunder. See "Risk Factors".

The head office of the Corporation is Suite 1210, 155 University Avenue, Toronto, Ontario, M5H 3B7. The registered office of the Corporation is Suite 1200, 425 1st Street S.W., Calgary, Alberta, T2P 3L8.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT........................3
FORWARD-LOOKING STATEMENTS................3
DOCUMENTS INCORPORATED BY REFERENCE..4
THE CORPORATION...5
DESCRIPTION OF THE BUSINESS......................5
RECENT DEVELOPMENTS..................................5
USE OF PROCEEDS...6
PLAN OF DISTRIBUTION......................................7
DESCRIPTION OF SECURITIES BEING DISTRIBUTED..8
CONSOLIDATED CAPITALIZATION..................8
RISK FACTORS..9
LEGAL MATTERS...12
AUDITOR, REGISTRAR AND TRANSFER AGENT..13
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION...13
AUDITOR'S CONSENT..14
CERTIFICATE OF THE CORPORATION..........C-1
CERTIFICATE OF THE AGENTS......................C-2

Unless otherwise indicated, all references to dollar amounts in this short form prospectus are to Canadian dollars.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Corporation, and Cassels Brock & Blackwell LLP, counsel to the Agents, based on the current provisions of the *Income Tax Act* (Canada) and the regulations thereunder (the "**Tax Act**"), provided that the Common Shares are listed on a prescribed stock exchange as defined by the Tax Act (which includes the TSX) as of the date of this prospectus, the Common Shares will, if issued on the date hereof, be "qualified investments" under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

FORWARD-LOOKING STATEMENTS

This short form prospectus, including the documents incorporated by reference herein, contains forward-looking statements relating to, but not limited to, the Corporation's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. These statements reflect management's current belief and are based on information currently available to the Corporation's management and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons and no assurances can be given as to actual future results, performance or prospects. Factors that may cause such differences include, but are not limited to, the early stage of development of the Corporation; a lack of product revenues and a history of losses; the need for additional financing; uncertainty as to commercial viability; uncertainty as to product development and commercialization milestones being met; uncertainty as to the market for the Corporation's products and unproved acceptance of the Corporation's technology; competition; uncertainty as to target markets; dependence upon third parties; changes in environmental policies; uncertainty as to patent and proprietary rights; uncertainty as to foreign currency exchange; uncertainty as to acquisition integration; availability of management and key personnel; available regulatory approvals; and conflicts of interest by directors and officers of the Corporation. More detailed information about these and other factors is included in the short form prospectus in the section entitled "Risk Factors" and elsewhere herein, in documents incorporated by reference and in other disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities. The Corporation is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Because of the risks, uncertainties and assumptions, you should not place undue emphasis on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Corporation at Suite 1210, 155 University Avenue, Toronto, Ontario, M5H 3B7, Telephone: (416) 367-0220, and are also available electronically at www.sedar.com. The Corporation's filings through SEDAR are not incorporated by reference in this prospectus except as specifically set out herein. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the secretary of the Corporation at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The documents of Azure listed below, as filed with the various securities commissions or similar authorities in each of the provinces of Canada are incorporated by reference into and form an integral part of this short form prospectus:

1. the annual information form of Azure dated March 21, 2007 for the year ended December 31, 2006;

2. the audited comparative consolidated financial statements of Azure as at and for the financial years ended December 31, 2006 and 2005 together with the notes thereto and together with the auditor's report thereon;

3. management's discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2006;

4. the unaudited comparative interim financial statements of Azure as at and for the three and six month periods ended June 30, 2007 together with the notes thereto;

5. management's discussion and analysis of financial condition and results of operations for the three and six month periods ended June 30, 2007;

6. the management information circular dated April 20, 2007 relating to Azure's annual general and special meeting of shareholders held on June 12, 2007;

7. the management information circular dated May 11, 2006 relating to Azure's annual general and special meeting of shareholders held on July 24, 2006;

8. the material change report of Azure dated April 17, 2007 relating to the retirement of Thomas N. Davidson as chairman of the board of directors of Azure, the appointment of D. Campbell Deacon as chairman of the board of directors of Azure and the appointment of Scott T. Harrison as Chief Executive Officer of Azure, effective in each case as of April 16, 2007;

9. the material change report of Azure dated May 15, 2007 relating to the appointment of James J. Padilla to the board of directors of Azure;

10. the material change report of Azure dated June 21, 2007 relating to the resignation of Wu Tzu Chien from the board of directors of Azure; and

11. the material change report of Azure dated October 2, 2007 relating to the announcing of the Offering.

Any documents of the types referred to above (excluding confidential material change reports) filed by the Corporation with any securities regulatory authorities after the date of this short form prospectus and prior to the termination of this distribution will be deemed to be incorporated by reference into this short form prospectus.

The documents referred to above are not incorporated by reference and do not form part of this short form prospectus to the extent that their contents are modified or superseded by a statement contained in this short form prospectus or in any subsequently filed document that is also incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained in this short form prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, be deemed to constitute a part of this short form prospectus. Information on the Corporation's website does not constitute part of this short form prospectus.

THE CORPORATION

Azure was incorporated by Certificate of Incorporation pursuant to the *Business Corporations Act* (Alberta) on May 14, 1993 with the name Wild Horse Resources Ltd. and changed its name to its present form by Certificate of Amendment dated April 18, 2001.

Azure has four wholly-owned subsidiaries: Azure Dynamics Inc., which is incorporated under the *Canada Business Corporations Act*; Azure Dynamics Corporation of America (inactive) and Azure Dynamics Incorporated, both of which are incorporated under the laws of the state of Delaware, USA; and Azure Dynamics Limited, which is incorporated under the laws of England and Wales.

DESCRIPTION OF THE BUSINESS

The principal business of Azure is the development and sale of proprietary hybrid electric vehicle ("**HEV**") and electric vehicle ("**EV**") systems and components. HEV systems include an electric motor, an energy storage system (batteries or ultracapacitors), and an additional power source, such as an internal combustion engine/generator. An EV does not include the additional power source. In support of this business, Azure has developed intellectual property and key technical capabilities in the areas of Controls Software Development; Power Electronics and Electric Machine Design; and Systems Engineering and Vehicle Integration. These technical capabilities, along with key supply relationships, allow Azure to supply turnkey vehicle or powertrain solutions to the marketplace.

RECENT DEVELOPMENTS

Commercial Development Agreement with Owner of Major North American Fleet

On August 28, 2007 Azure announced that it had signed a commercial development and cooperation agreement with a North American company (the "**Co-Developer**"). Azure will deliver a gasoline parallel hybrid electric Ford E-450 based vehicle for industry viability validation, testing and demonstration within the Co-Developer's North American fleet. The parallel hybrid electric demonstration vehicle will be used to verify the fuel economy improvements, emissions reductions and maintenance cost savings that may be achieved using Azure's patented technology. It is expected that successful completion of the program will result in the Co-Developer becoming a leading customer of Azure's hybrid technology on the Ford E-450 chassis, with the Co-Developer committing to purchase from Azure a minimum of 10 percent of its fleet hybrid technology replacement needs each year.

Increase in Purchase Orders by Purolator

On August 14, 2007 Azure announced that Purolator Courier Ltd. ("**Purolator**"), Canada's largest courier company, had amended and increased its existing purchase order for Azure hybrid delivery vans. Under the terms of Purolator's initial purchase order dated September 15, 2005 (the "**Initial Purchase Order**"), Azure supplied 19 HEVs to Purolator. Pursuant to an amendment to the Initial Purchase Order dated August 3, 2006 (the "**First Amendment**"), Azure agreed to supply an additional 115 HEVs to Purolator. To date, 30 of the additional HEVs contemplated by the First Amendment have been delivered to Purolator and are currently in service. Pursuant to a second amendment to the Initial Purchase Order announced on August 14, 2007 (the "**Second Amendment**"), Azure has agreed to supply the remaining 85 HEVs contemplated by the First Amendment to Purolator on its new parallel hybrid-electric Ford E-450 platform. In addition, the Second Amendment increased the Purolator's purchase order to include an additional 20 HEVs, bringing the total number of HEVs yet to be delivered, as contemplated by the First Amendment and the Second Amendment, to 105, all of which will be provided on the Ford E-450 platform. Azure expects to deliver all 105 Ford E-450 HEVs in the third and fourth quarters of 2008.

Memorandum of Understanding with Utilimaster

On August 2, 2007 Azure announced that it had signed a Memorandum of Understanding (the "**MOU**") with Utilimaster Corporation ("**Utilimaster**"), a leading builder of step vans, commercial truck bodies and utility vehicles, for the assembly, hybridization and manufacturing engineering of Azure's P1 hybrid electric commercial delivery vans and shuttle buses. Under the proposed terms of the MOU, Azure will provide Utilimaster with its P1 hybrid electric powertrains, which Utilimaster will integrate into Ford Motor Company's E-Series commercial chassis at Utilimaster's manufacturing facilities in Wakarusa, Indiana.

Agreement with FedEx Express

On May 15, 2007 Azure and FedEx Express ("**FedEx**"), a subsidiary of FedEx Corp., jointly announced that they had entered into agreements providing for the development by Azure of gasoline parallel hybrid-electric powertrains for FedEx's delivery fleet. Under the terms of the agreements, Azure has agreed to supply a parallel hybrid-electric test vehicle to FedEx for the Ford E-450 hybrid commercial delivery van development program. Once the development phase is completed, FedEx has committed to purchase a minimum of 20 pre-production parallel hybrid-electric Ford E-450 delivery vans to be delivered by May 2008.

Supply Agreement with Electric Autos of Mexico

On April 9, 2007 Azure announced that it had entered into a supply agreement with Electro Autos Eficaces of Mexico ("**EAE**"). The supply agreement is valued at more than $7.0 million and provides for an initial order of 1,000 drive systems for integration, over a period of approximately 18 months, into the Nissan Tsuru platform, which is commonly used in the municipal fleet of Mexico City. The Tsurus are being converted from gasoline-powered vehicles to electric vehicles as part of a Mexico City initiative to improve air quality and general health and quality of life in the city. Azure's scope of supply for the 1,000 drive systems includes the motor, controller, gearbox and DC-DC converters. The supply agreement also includes the potential for Azure to supply a broad range of electric and hybrid electric drive systems and components for various other vehicle applications in Mexico.

USE OF PROCEEDS

After deducting the Agents' Fee of $1,800,420 and the expenses of the Offering, estimated to be $350,000, the Corporation will have received net proceeds from the sale of the Common Shares of $27,856,580. The Corporation plans to use the net proceeds of the Offering (together with cash generated from operations) to fund its ongoing engineering, product development, and strategic initiatives and for general corporate purposes. Primary areas of cash use are expected to be as follows:

Ongoing engineering and development associated with core products	$13,500,000
Selling and marketing expenditures	$ 4,000,000
General and administration	$ 3,250,000
General working capital	$ 7,106,580
	$ 27,856,580

The Corporation intends to spend the funds available to it as stated in this short form prospectus. There may be circumstances, however, where for sound business reasons, a reallocation of funds may be necessary.

PLAN OF DISTRIBUTION

Pursuant to the terms and conditions of an amended and restated agency agreement dated as of October 15, 2007 between the Corporation and the Agents (the "**Agency Agreement**"), the Corporation has appointed the Agents to offer for sale on a "best efforts" basis, subject to compliance with all legal requirements and the terms and conditions contained in the Agency Agreement, 81,100,000 Common Shares at a price of $0.37 per Common Share, payable in cash against delivery of certificates representing the Common Shares, for gross proceeds of $30,007,000. Closing of the Offering is expected to be on or about October 19, 2007 or such other date as may be agreed upon by the Corporation and the Agents, but in any event not later than October 30, 2007. The Common Shares are being offered to the public in all of the provinces of Canada. Subject to applicable law, the Agents or their affiliates may offer the Common Shares for the sale outside of Canada.

The terms of the Offering, including the Offering Price, were determined by negotiation among the Corporation and the Agents in the context of prevailing market conditions.

The Agency Agreement provides for payment by the Corporation of the Agents Fee, which is equal to 6% of the gross proceeds raised in the Offering, for various services rendered to the Corporation in connection with the Offering.

While the Agents have agreed to use their best efforts to sell the offered Common Shares, the Agents are not obliged to purchase any Common Shares that are not sold. The obligations of the Agents under the Agency Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events.

Pursuant to policies of certain Canadian securities regulatory authorities, the Agents may not, throughout the period of distribution under this short form prospectus, bid for or purchase any Common Shares for their own account or for accounts over which they exercise control or discretion. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase is not engaged in, for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities, and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Agents may over-allot and effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced may be discontinued at any time.

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or any state securities laws and, subject to certain exemptions, may not be offered or sold or otherwise transferred or disposed of in the United States. The Agents have agreed that they will not offer the Common Shares within the United States except through their U.S. registered broker-dealer affiliates to institutional "accredited investors" that satisfy one of the criteria of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act in accordance with Rule 506 of Regulation D under the U.S. Securities Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of Common Shares within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A.

The Corporation has agreed that it will not, without the prior consent of the Agents, which consent shall not be unreasonably withheld, at any time prior to 90 days from the Closing Date, sell or issue, or negotiate or enter into any agreement to sell or issue, any equity securities of the Corporation, excluding any issuance of equity securities pursuant to: (i) the Corporation's stock option plan; (ii) the exercise or conversion, as the case may be, of securities of the Corporation outstanding as at September 14, 2007; and (iii) in connection with a *bona fide* acquisition by the Corporation (other than a direct or indirect acquisition, whether by way of one or more transactions, of an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of the foregoing provisions).

In addition, the Corporation has agreed to use commercially reasonable efforts to have certain directors and senior officers of the Corporation execute agreements providing that they will not, without the prior written consent of Paradigm Capital Inc., such consent not to be unreasonably withheld, at any time prior to 60 days from the Closing Date, sell any of their common shares of the Corporation, except pursuant to the laws of testate and intestate succession.

The Corporation has agreed to indemnify the Agents against certain liabilities and expenses, including liabilities under applicable securities legislation in certain circumstances, or to contribute to payments the Agents may have to make in respect thereof.

Azure has applied to list the Common Shares distributed under this short form prospectus on AIM. The TSX has conditionally approved the listing of the Common Shares distributed under this short form prospectus. Listing will be subject to Azure fulfilling all of the listing requirements of the TSX on or before December 19, 2007.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Corporation is authorized to issue an unlimited number of Common Shares. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of the Corporation, to receive dividends if, as and when declared by the board of directors of the Corporation (the "**Board of Directors**") and to receive pro rata the remaining property and assets of the Corporation upon its dissolution or winding-up, subject to the rights of shares having priority over the Common Shares. As at the date hereof, a total of 198,276,177 Common Shares are issued and outstanding.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation and its subsidiaries as at the dates indicated. The table should be read in conjunction with the consolidated financial statements of the Corporation and the related notes and management's discussion and analysis in respect of those statements that are incorporated by reference in this short form prospectus.

	Authorized	Outstanding at December 31, 2006 (audited)	Outstanding at June 30, 2007 (unaudited)	Outstanding at June 30, 2007 after giving effect to the Offering[4]
Shareholders' Equity:				
Common Shares[1][2]	unlimited	$112,803,000	$112,822,000	$140,678,580
		(198,253,101 shares)	(198,276,177 shares)	(279,376,177 shares)
Preferred Shares[3]	unlimited	NIL	NIL	NIL
Contributed Surplus	N/A	$3,816,000	$4,336,000	$4,336,000
Deficit	N/A	($67,629,000)	($81,052,000)	($81,052,000)
Total shareholders' equity	N/A	$48,990,000	$36,106,000	$63,962,580
Consolidated capitalization	N/A	$48,990,000	$36,106,000	$63,962,580

NOTES:

(1) Does not include common shares in the capital of the Corporation issuable upon exercise of options, as described in Note (2) below.

(2) The Corporation has a Stock Option Plan in place. As at December 31, 2006 and June 30, 2007 the Corporation had options to purchase 16,685,003 common shares of the Corporation and 15,515,128 common shares of the Corporation, respectively, outstanding under the Stock Option Plan.

(3) The Corporation's authorized capital includes an unlimited number of Preferred Shares (issuable in series), none of which are currently issued and outstanding. The Corporation has no present intention to issue any such Preferred Shares.

(4) Assuming the issuance of the maximum number of Common Shares being offered pursuant to the Offering, after deducting the Agents' Fee and the expenses related to the Offering, which are estimated at $350,000.

There have been no material changes in the share capitalization of the Corporation since June 30, 2007. Since June 30, 2007, no options to purchase common shares of the Corporation have been exercised.

RISK FACTORS

In addition to other information contained in this short form prospectus, prospective investors should carefully consider the following risk factors in an evaluation of the Corporation and its business.

Early Stage Development

Azure is in the development stage. Since its inception, Azure has engaged primarily in research and product development, testing, the establishment of strategic alliances and marketing. The Corporation's products are at various stages in the development cycle. Azure has earned limited revenues to date and has supported its operations through cash flow from product sales, engineering services and various debt and equity financings. Azure's operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of success of Azure must be considered in light of the problems, expenses and delays frequently encountered in connection with a new business and the development of new products and new technology.

Lack of Product Revenues/History of Losses

Azure has incurred losses since its inception. Azure's operations have not generated sufficient earnings and cash flows to date to result in profitability. Consequently, Azure's continued existence is dependent upon its ability to generate profitable operations by establishing and expanding its customer base and/or raising adequate long term financing. Azure has relied primarily on equity financing, debt financing and government funding to carry on its business to date. The ability of Azure to achieve profitable sustainable operations in the future is uncertain.

Additional Financing/ Dilution

Azure has relied on equity financing, debt financing and governmental funding to carry on its business to date, which has consisted primarily of internal and customer-related product development, the negotiation of strategic alliances and marketing activities. Any future financings may result in substantial dilution of the holdings of shareholders of the Corporation and could have a negative impact on the market price of the common shares of the Corporation. Furthermore, there can be no assurances that such future financings will be possible.

Uncertainty as to Commercial Viability

There can be no assurances as to when or whether Azure will successfully complete the development of commercially viable products for EVs or HEVs for any of its target and prospective markets. The market for HEV light to medium-duty vehicles, Azure' s primary target market, is not yet proven. There is potential for delay in entry to this market, due to the complex manufacturing chain for delivery and shuttle bus vehicles (cab and chassis manufacturer/original equipment engine manufacturer/body builder). Customers in this market may not be willing to adopt the EV or HEV technology.

Newly developed battery technology, and in particular the issue of battery life, is unproven. To be successful, Azure needs to demonstrate that EVs and HEVs perform and operate reliably, efficiently and economically and that the long battery life times obtained in the light vehicle and bus businesses can also be obtained in the delivery vehicle market.

To date, Azure has focused primarily on research and development of its technology and the forging of strategic and customer alliances and has minimal experience in distributing its control systems technology on a commercial basis. There can be no guarantees that Azure will develop the capability and processes to meet the quality, price, engineering, design and standards of production volumes required to successfully market Azure's technology. Even if Azure is successful in developing its commercial viability capabilities, there are no assurances that it will do so in time to meet the requirements of its targeted markets. Failure to develop such commercial viability could have an adverse effect on Azure's business and financial results.

Uncertainty as to Product Development and Commercialization Milestones

Azure has established product development and commercialization milestones that it uses to assess its progress towards developing commercially viable products for EVs and HEVs. These milestones relate to technology and design improvements as well as to dates for achieving development goals. To assess progress, Azure tests and evaluates its technology under actual conditions. If such evaluations indicate technical defects or failure to meet cost or performance goals, Azure's commercialization schedule could be delayed and potential purchasers of its initial commercial systems may decline to purchase them or choose to purchase alternative technologies.

Uncertain Market/Unproved Acceptance of Azure's Technology/Target Markets

Azure's technology targets new and still developing markets. A market may never develop for Azure's technology for EVs and HEVs, or may develop more slowly than it anticipates, in which case Azure may be unable to recover the losses it has incurred in the development of its technology and may never achieve profitability. Azure has targeted postal, courier, urban delivery, taxi, shuttle bus, and export power applications as its target markets. Azure cannot guarantee that these markets will develop as planned.

Competition

There are other companies in the electric and hybrid electric area developing technologies. The major automotive manufacturers are targeting passenger vehicles and light duty vehicles and their technology could potentially be applied to medium duty commercial vehicles as well. There can be no assurances that Azure's competitors will not be able to duplicate Azure's technology or provide services and products similar to Azure more efficiently. Many of the potential competitors in the market are also organizations with access to significant resources that may be applied to research and development of EV and HEV technologies.

Other clean vehicle technologies are also progressing and their arrival may change the relative economics of the technology solutions. Although hybrid technology can potentially improve the efficiency of all options, there is no assurance that Azure will have a role in new technologies that emerge.

Dependence Upon Third Parties

To be commercially useful, Azure's technology for EVs and HEVs must, to a certain extent, be integrated into products manufactured by third parties. There are no guarantees that third parties will manufacture appropriate products or, if they do manufacture such products, that they will choose to use Azure's technology. Any integration, design, manufacturing or marketing problems encountered by third parties could adversely affect the market for Azure's control systems technology and Azure' s financial results.

Azure's strategy is to effectively utilize the resources that exist in the automotive sector, and accordingly, its internal resources are focused on core product development and related activities. Azure substantially depends upon third parties for several critical elements of its business plan, including, but not limited to, product and component manufacturing and assembly, technological development and testing. There can be no assurances that such third parties' resources will be suitable, available, and affordable or that they will assist Azure in achieving its objectives.

Changes in Environmental Policies

To date, the markets targeted by Azure have been influenced by environmental laws, regulations and policies emerging in various parts of the world. There can be no guarantee that these laws, regulations and policies will not change. Changes in these laws, regulations and policies could result in decreased interest and demand by Azure's targeted markets in Azure's technology for EVs and HEVs. In addition, there can be no assurance that changes in environmental laws, regulations and policies or their application will not require further expenditures by Azure to further develop its technology.

Patents and Proprietary Rights

Azure's success may depend, in part, upon its proprietary technology. The Corporation relies on a combination of patent, industrial design, copyright, trademark and trade secret laws, nondisclosure agreements and other contractual provisions to establish, maintain and protect its proprietary rights, all of which afford only limited protection.

The process of seeking patent, industrial design and trademark protection can be time consuming and expensive. There can be no assurance that patents, industrial design registrations or trademark registrations will issue from currently pending or future applications or that Azure's existing patents, industrial designs or trademark registrations or any new patents, industrial design registrations or trademark registrations that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to Azure. There can be no assurance that any pending or future patent, industrial design or trademark applications will be granted in respect of Azure's technology and business or that any existing, pending or future patents, industrial design registrations or trademark registrations will not be challenged, invalidated, ignored, circumvented or otherwise rendered unenforceable, or that the rights granted under such patents, industrial design registrations or trademark registrations will provide meaningful protection or competitive advantages to Azure.

Similarly, there can be no assurance that common law trademark rights (if any), copyright, trade secret and non-disclosure agreements and other contractual provisions will provide meaningful protection or any commercial advantage to Azure, or that Azure's existing or future common law trademark rights (if any), copyrights, trade secrets and non-disclosure agreements and other contractual provisions will not be challenged, invalidated, ignored, circumvented or otherwise rendered unenforceable, or that the rights arising under Azure's existing or future common law trademark rights (if any), copyrights, trade secrets and non-disclosure agreements and other contractual provisions will provide meaningful protection or any commercial advantage to Azure.

Despite Azure's efforts to protect its proprietary rights, unauthorized parties may copy aspects of Azure's products, technology or proprietary rights or obtain and use information that Azure regards as proprietary. Moreover, effective intellectual property protection by way of patents, industrial designs, trademarks, copyrights, trade secrets, or the like may be unavailable or limited in Canada or certain foreign countries, making the possibility of misappropriation of Azure's products, technology or proprietary rights more likely. There can be no assurance that the steps taken by Azure to protect its products, technology or proprietary rights will prevent misappropriation of such products, technology or proprietary rights and such protections may not preclude competitors or others from developing proprietary rights, products or technology with functionality or features similar to Azure's products, technology or proprietary rights. In addition, there can be no assurance that other persons will not apply for patent, industrial design or trademark protection for similar aspects of Azure's business. Litigation may be necessary to protect Azure's proprietary technology. Any claims or litigation can be time-consuming and expensive, with no assurance of success. The possibility that Azure may not be able to adequately protect its products, technology and proprietary rights through patent and trademark registrations could have a material adverse effect on Azure's business, results of operations and financial condition.

Although Azure does not believe that it is infringing the intellectual property rights of others, others may claim that Azure is infringing their intellectual property rights. There can be no assurance that third parties will not assert that Azure's products or any other aspects of Azure's business infringe, or may infringe, their proprietary rights. Azure may in the future receive letters and other communications from third parties asserting patent rights, industrial design rights, trademark rights, copyrights, trade secret rights or other intellectual property rights covering, in whole or in part, certain of Azure's products, designs or business. Any such claims, with or without

merit, could be time consuming and expensive, could result in costly litigation and diversion of technical and other personnel, cause product shipment delays or require Azure to develop or discontinue certain products or processes or the use of certain technology or require Azure to develop non-infringing products, processes or technology or to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Azure or at all. In the event of a successful claim of infringement against Azure and damages are awarded or Azure is unable to develop non-infringing technology or to license the infringed or similar technology, Azure' s business, operating results and financial condition could be materially adversely affected.

Azure has licensed, in limited circumstances, from third parties technology for incorporation into or use with Azure's products or business and Azure may in the future license technology for incorporation into Azure's products. Furthermore, as Azure expands into the design and supply of existing or future products, Azure may be required to negotiate licenses with certain third parties. Should Azure be unable to obtain necessary licenses, the future development or use, in whole or in part, of Azure' s products, processes or technology could be adversely affected.

Foreign Currency Exchange

The Corporation holds substantially all of its cash at a recognized Canadian national financial institution, and as such is exposed to all of the risks associated with that institution. The Corporation operates in foreign markets and has foreign subsidiaries and is therefore exposed to foreign currency exchange risk.

Management and Key Personnel

Azure is a small company dependent upon a small pool of key individuals. The loss of any of these key management or technical individuals could have a significant adverse effect on Azure. Azure does not maintain key man insurance. In addition, the future success of Azure will depend in large part on its ability to attract and retain qualified personnel and there can be no assurances that such personnel will be attracted and maintained.

Regulatory Approvals

Azure's technology for EVs and HEVs may require regulatory approvals in a number of jurisdictions and Azure may have to re-qualify for approvals in jurisdictions from time to time due to changing regulatory standards. Azure may also have to obtain separate regulatory approval for various applications of its technology or reapply for approval after making modifications to its existing technology. Failure to obtain such approval may have a significant adverse effect on the marketing potential and development of Azure.

Conflicts of Interest

Certain of Azure's directors and officers are directors and officers of other reporting companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which Azure may participate, the directors of Azure may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of Azure, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, Azure will establish a special committee of independent directors to review a matter in which several directors or management have a conflict.

LEGAL MATTERS

Legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Agents by Cassels Brock & Blackwell LLP. As of October 12, 2007, the partners and associates of Fasken Martineau DuMoulin LLP and the partners and associates of Cassels Brock & Blackwell, each as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITOR, REGISTRAR AND TRANSFER AGENT

The auditor of the Corporation is BDO Dunwoody LLP at its principal office in Toronto, Ontario. BDO Dunwoody LLP has confirmed that it is independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accounts of Ontario.

Equity Transfer & Trust Company, at its principal office in Toronto, Ontario, is the registrar and transfer agent for the Common Shares.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT

We have read the short form prospectus of Azure Dynamics Corporation (the "**Corporation**") dated October 15, 2007 relating to the issue and sale of 81,100,000 Common Shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit, and cash flows for the years then ended and for the period from inception to December 31, 2006. Our report is dated March 6, 2007.

Toronto, Ontario
October 15, 2007

(Signed) BDO Dunwoody, LLP
Chartered Accountants

CERTIFICATE OF THE CORPORATION

Dated: October 15, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

"Scott T. Harrison"

(Signed) Scott T. Harrison
Chief Executive Officer

"Daniel P. Renzella"

(Signed) Daniel P. Renzella
Senior Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

"D. Campbell Deacon"

(Signed) D. Campbell Deacon
Chair and Director

"Robert A. Donaldson"

(Signed) Robert A. Donaldson
Director

CERTIFICATE OF THE AGENTS

Dated: October 15, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PARADIGM CAPITAL INC.

"Peter Greenwood"

By: (Signed) Peter Greenwood

RAYMOND JAMES LTD.

"Jimmy Leung"

By: (Signed) Jimmy Leung

CLARUS SECURITIES INC.

"Rod Campbell"

By: (Signed) Rod Campbell

DESJARDINS SECURITIES INC.

"Dennis Logan"

By: (Signed) Dennis Logan



October 15, 2007

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Authorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

jcampbell@casselsbrock.com
tel 416.860-6462
fax 416-642-7136
file # 034708-00015

VIA SEDAR

Dear Sirs/Mesdames:

Re: Azure Dynamics Corporation (the "Corporation") - Final Short Form Prospectus

We refer to the final short form prospectus of the Corporation dated October 15, 2007 (the "**Prospectus**"). Capitalized terms used but not otherwise defined herein have the meanings given to them in the Prospectus.

We hereby consent to the references to our firm on the inside cover page and under the heading "Legal Matters", and to the reference to our firm and the use of our opinion under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinions set forth under any of the headings referred to above or that is within our knowledge as a result of the services performed by us in connection with those opinions.

This letter is provided in compliance with the applicable securities legislation and is not to be used for any other purpose.

Yours truly,

(signed) CASSELS BROCK & BLACKWELL LLP

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com





Daniel Batista
Direct 416 868 3423
dbatista@tor.fasken.com

October 15, 2007
File No.: 222579.00013

VIA SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Authorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Azure Dynamics Corporation (the "Corporation") - Final Short Form Prospectus

We refer to the final short form prospectus of the Corporation dated October 15, 2007 (the "**Prospectus**"). Capitalized terms used but not otherwise defined herein have the meanings given to them in the Prospectus.

As legal counsel to the Corporation, we hereby consent to the references to our firm on the inside cover page and under the heading "Legal Matters", and to the reference to our firm and the use of our opinion under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinions set forth under any of the headings referred to above or that is within our knowledge as a result of the services performed by us in connection with those opinions.

This letter is provided in compliance with the applicable securities legislation and is not to be used for any other purpose.

Yours truly,

(signed) FASKEN MARTINEAU DuMOULIN LLP

DM_TOR/222579-00013/2316582.1



BDO Dunwoody LLP
Chartered Accountants
and Advisors

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada M5J 2J8
Telephone: (416) 865-0200
Fax: (416) 865-0887

www.bdo.ca

October 15, 2007

PRIVATE AND CONFIDENTIAL

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island

Dear Sirs/Mesdames:

Re: Azure Dynamics Corporation

We refer to the short form prospectus of Azure Dynamics Corporation (the "Corporation") dated October 15, 2007 relating to the sale and issue of 81,100,000 common shares of the Corporation.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 6, 2007 to the shareholders of the Corporation on the following financial statements:

Consolidated balance sheets as at December 31, 2006 and 2005; and

Consolidated statements of operations and deficit and cash flows for the years ended December 31, 2006 and 2005 and the period from inception to December 31, 2006.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8 | CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

Azure Dynamics Corporation

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador** have been issued for the **Short Form Prospectus** of the above Issuer dated **October 15th, 2007**.

DATED at Toronto this 16th day of October, 2007.

Erez Blumberger

Erez Blumberger
Manager, Corporate Finance

SEDAR Project #1160362





Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Azure Dynamics Corporation

Receipt for (Final) Short Form Prospectus dated **October 15, 2007** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **16th** day of **October, 2007**.

"*J. William Slattery*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance

Project # 1160362







AZURE DYNAMICS ANNOUNCES TERMS OF EQUITY OFFERING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Oak Park, Michigan – October 15, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles announced today the terms on its proposed equity offering (the "Offering").

Azure intends to file its Final Short Form Prospectus on Monday October 15, 2007. The Offering will consist of issuing 81,100,000 common shares of the Company at a price of CDN$0.37 per common share for aggregate gross proceeds of CDN$30,007,000. Paradigm Capital Inc. and Raymond James Ltd. are acting as co-lead agents in connection with the Offering. The syndicate also includes Clarus Securities Inc. and Desjardins Securities Inc.

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally friendly energy management solutions.

For more information, please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.
-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles.

Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of

factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Daniel Renzella, Senior Vice-President, Finance and CFO (781) 932-9009
Email: drenzella@azuredynamics.com

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220
Email: sglaser@azuredynamics.com





News Release

AZURE DYNAMICS ANNOUNCES FILING OF FINAL SHORT FORM PROSPECTUS FOR PREVIOUSLY ANNOUNCED OFFERING OF COMMON SHARES

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Oak Park, Michigan – October 16, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles today announced the filing of a final short form prospectus in each of the Provinces in Canada in connection with the previously announced marketed short form prospectus offering of the Company (the "Offering").

Paradigm Capital Inc. and Raymond James Ltd. are acting as co-lead agents in connection with the Offering. The syndicate also includes Clarus Securities Inc. and Desjardins Securities Inc. Pursuant to the Offering, the Company has agreed to issue and sell up to 81,100,000 common shares at a price of CDN$0.37 per common share, for aggregate gross proceeds of up to CDN$30,007,000.

The Offering is expected to close on or about October 23, 2007. The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange ("TSX"). Application has been made for the shares to be admitted to trading on AIM and admission is expected on or about October 24, 2007.

The Company plans to use the proceeds of the Offering to fund ongoing and future engineering and product development programs and for general corporate purposes.

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally friendly energy management solutions.

For more information, please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles.

Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Daniel Renzella, Senior Vice-President, Finance and CFO (781) 932-9009
Email: drenzella@azuredynamics.com

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220
Email: sglaser@azuredynamics.com

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile



www.fasken.com



Andrea L. Kruyne
Direct 416 865 4537
akruyne@tor.fasken.com

October 18, 2007

VIA SEDAR

Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Consumer, Corporate and Insurance Division,
Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs / Mesdames:

Re: Azure Dynamics Corporation (the "Corporation") - Addition of Recipient Agencies

This letter is filed on behalf of the Corporation for the purposes of adding Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, as recipient agencies in connection with the Material Change Report dated October 2, 2007, which was filed under SEDAR project number 1165010, under which this letter is submitted.

We trust the enclosed is satisfactory. If you have any questions regarding the above, please contact the undersigned.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"Andrea L. Kruyne"

Andrea L. Kruyne
Securities Law Clerk

AGF FUNDS INC.

RECEIVED

2008 FEB 29 A

REPORT MADE BY AGF FUNDS INC. PURSUANT TO
SECTION 93 OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
SECTION 141 OF THE *SECURITIES ACT* (ALBERTA)
SECTION 110 OF THE *SECURITIES ACT* (SASKATCHEWAN)
SECTION 92 OF THE *SECURITIES ACT* (MANITOBA)
SECTION 147.11 OF THE *SECURITIES ACT* (QUEBEC)
SECTION 107 OF THE *SECURITIES ACT* (NOVA SCOTIA)
SECTION 101 OF THE *SECURITIES ACT* (ONTARIO)
SECTION 102 OF THE *SECURITIES ACT* (NEWFOUNDLAND)

(a) The name of Offeror:

AGF Funds Inc.
31st Floor, Toronto Dominion Bank Tower
Toronto Dominion Centre
Toronto, Ontario
M5K 1E9

(b) *The number of securities over which the Offeror and any person or company acting jointly or in concert with the Offeror acquired ownership or control or direction as result of the transaction or occurrence giving rise to the report:*

13,514,000 shares, (or 6.82% of the outstanding shares calculated on a fully diluted basis) of Azure Dynamics Corporation (T.AZD) are acquired by accounts and funds managed by AGF Funds Inc.

(c) The ownership of or control and direction by the Offeror and any person or company acting jointly or in concert with the Offeror over the securities immediately after the transaction or occurrence giving rise to the report:

23,433,100 shares (or 11.82% of the outstanding shares calculated on a fully diluted basis) of Azure Dynamics Corporation (T.AZD) by AGF Funds Inc.

(d) The name of the market where the transaction or occurrence took place:

TSX

(e) *The purpose of the Offeror and any person or company acting jointly or in concert with the Offeror in effecting the transaction including any future intention to increase the beneficial ownership, control or direction of the Offerer and any person or company acting jointly or in concert with the Offeror over securities of the offeree Issuer:*

The acquisition of these securities by AGF Funds Inc. was made in the ordinary course of business for investment purposes and was not for the purpose of influencing the control or direction of Azure Dynamics Corporation (T.AZD).

The issuance of the press release and the filing of this report does not constitute an admission by AGF Funds Inc. that it has the power to exercise direction or control over the securities described in the press release and this report.

This report is filed by AGF Funds Inc. pursuant to the relief available under Section 5.1 of National Instrument 62-103. Previous reports were filed on an aggregate basis with AGF Management Limited.

(f) *Where applicable, description of any change in any material fact set out in a previous report under Section 101 of the Act:*

Not applicable

(g) *The names of the persons or companies acting jointly or in concert with the Offeror in connection with the disclosure required by clause (b), (c) or (d) above:*

Not applicable

DATED at Toronto, Canada this 18th day of October 2007.

AGF FUNDS INC.

BY: <Jacqueline Sanz>
Jacqueline Sanz
Vice-President Compliance and
Risk Analysis

MEDIA RELEASE



What are you doing after work?

AGF MAKES EARLY WARNING REPORT

TORONTO, October 19, 2007 – AGF Funds Inc. ("AGF") today announced that as a result of the acquisition of 13,514,000 shares, AGF, on behalf of clients, now has direction over:

- 23,433,100 shares (or 11.82% of the outstanding shares calculated on a fully diluted basis) of Azure Dynamics Corporation (T.AZD).

The acquisition of these securities by AGF, on behalf of its clients, was made in the ordinary course of business for investment purposes and was not for the purpose of influencing the control or direction of Azure Dynamics Corporation (T.AZD).

About AGF Management Limited

AGF Management Limited is one of Canada's premier investment management companies with offices across Canada and subsidiaries around the world. 2007 marks AGF's 50th anniversary of providing Canadians with innovative investment solutions across the wealth continuum. AGF's products and services include a diversified family of more than 50 mutual funds, the evolutionary AGF Elements portfolios, the Harmony asset management program, AGF Institutional Account Services, private client products, and AGF Trust GICs, loans and mortgages. With approximately $54 billion in total assets under management, AGF serves more than one million investors. AGF trades on the Toronto Stock Exchange under the symbol "AGF.B".

-30-

Contact:
Martin Hubbes
Executive Vice-President and Chief Investment Officer
AGF Funds Inc.
416-367-1900


AZURE
DYNAMICS



News Release

AZURE DYNAMICS ANNOUNCES CLOSING OF PREVIOUSLY ANNOUNCED EQUITY OFFERING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Oak Park, Michigan – October 23, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles announced today that it has closed its offering of 81,100,000 common shares of the Company at a price of CDN$0.37 per common share for aggregate gross proceeds of CDN$30,007,000 (the "Offering"). Paradigm Capital Inc. and Raymond James Ltd. acted as co-lead agents in connection with the Offering. The syndicate also included Clarus Securities Inc. and Desjardins Securities Inc.

The Company plans to use the proceeds of the Offering to fund ongoing and future engineering and product development programs and for general corporate purposes.

About Azure Dynamics

Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally friendly energy management solutions.

For more information, please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles.

Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of

development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Daniel Renzella, Senior Vice-President, Finance and CFO (781) 932-9009
Email: mailto:drenzella@azuredynamics.com

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220
Email: sglaser@azuredynamics.com

David Shapton, Tel: +44 207 260 1312,
Numis Securities Limited, Nominated Adviser to the Company

FORM 51-102F3

Material Change Report



Item 1 Name and Address of Company

Azure Dynamics Corporation
Suite 1210
155 University Avenue
Toronto, Ontario
Canada
M5H 3B7

Item 2 Date of Material Change

October 23, 2007

Item 3 News Release

A news release was issued by Azure Dynamics Corporation (the "**Company**") on October 23, 2007 and was disseminated via Canada NewsWire. A copy of the news release is attached hereto as Schedule "A".

Item 4 Summary of Material Change

The Company announced on October 23, 2007 that it had closed its offering of 81,100,000 common shares of the Company at a price of CDN$0.37 per common share for aggregate gross proceeds of CDN$30,007,000 (the "**Offering**").

Item 5 Full Description of Material Change:

The Company announced on October 23, 2007 that it had closed its Offering of 81,100,000 common shares of the Company at a price of CDN$0.37 per common share for aggregate gross proceeds of CDN$30,007,000. Paradigm Capital Inc. and Raymond James Ltd. acted as co-lead agents in connection with the Offering. The syndicate also included Clarus Securities Inc. and Desjardins Securities Inc.

The Company plans to use the proceeds of the Offering to fund ongoing and future engineering and product development programs and for general corporate purposes.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8 **Executive Officer**

For further information please contact:

Steven Glaser
Vice President, Corporate Affairs
Telephone: (416) 367-0220

Item 9 **Date of Report**

October 24, 2007

SCHEDULE "A"


AZURE
DYNAMICS

News Release

AZURE DYNAMICS ANNOUNCES CLOSING OF PREVIOUSLY ANNOUNCED EQUITY OFFERING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Oak Park, Michigan – October 23, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles announced today that it has closed its offering of 81,100,000 common shares of the Company at a price of CDN$0.37 per common share for aggregate gross proceeds of CDN$30,007,000 (the "Offering"). Paradigm Capital Inc. and Raymond James Ltd. acted as co-lead agents in connection with the Offering. The syndicate also included Clarus Securities Inc. and Desjardins Securities Inc.

The Company plans to use the proceeds of the Offering to fund ongoing and future engineering and product development programs and for general corporate purposes.

About Azure Dynamics

Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally friendly energy management solutions.

For more information, please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles.

Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Daniel Renzella, Senior Vice-President, Finance and CFO (781) 932-9009
Email: mailto:drenzella@azuredynamics.com

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220
Email: sglaser@azuredynamics.com

David Shapton, Tel: +44 207 260 1312,
Numis Securities Limited, Nominated Adviser to the Company

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, **SCOTT T. HARRISON, Chief Executive Officer of AZURE DYNAMICS CORPORATION,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **AZURE DYNAMICS CORPORATION,** (the "Issuer") for the interim period ended **SEPTEMBER 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Dated: November 7, 2007

Signed

"Scott T. Harrison"

Scott T. Harrison
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, **DANIEL P. RENZELLA, Senior Vice President Finance and Chief Financial Officer of AZURE DYNAMICS CORPORATION,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **AZURE DYNAMICS CORPORATION,** (the "Issuer") for the interim period ended **SEPTEMBER 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Dated: November 7, 2007

Signed

"Daniel P. Renzella"

Daniel P. Renzella
Senior Vice President Finance and Chief Financial Officer



CONTENTS

Consolidated Balance Sheets	2
Consolidated Statements of Operations and Deficit	3
Consolidated Statements of Cash Flows	4
Notes to Consolidated Financial Statements	5 - 18

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Stated in Thousands)

As at	Sepetember 30 2007 (unaudited)	December 31 2006 (audited)	September 30 2006 (unaudited)
	$	$	$
ASSETS			
Current			
Cash and cash equivalents	**5,852**	27,192	3,818
Accounts receivable	**691**	3,394	777
Contributions receivable	**865**	1,274	604
Inventory and related prepayments	**7,876**	3,821	4,308
Prepaid expenses	**879**	831	962
	16,163	36,512	10,469
Restricted cash	**977**	699	671
Property and equipment	**5,806**	5,614	5,707
Other assets	-	-	-
Intangible assets, net of amortization (Note 3)	**9,548**	10,542	11,085
Goodwill (Note 3)	**2,932**	2,932	2,932
	35,426	56,299	30,864
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities	**4,148**	2,814	4,237
Customer deposits & deferred revenue	**307**	1,046	541
Current portion of notes payable (Note 4)	**181**	212	2,417
	4,636	4,072	7,195
Long-term			
Deferred revenue	**945**	943	965
Notes payable	**1,934**	2,294	-
	2,879	3,237	965
Shareholders' equity			
Share capital (Note 5)	**112,734**	112,803	82,356
Contributed surplus (Note 5)	**4,683**	3,816	2,970
Deficit	**(89,506)**	(67,629)	(62,622)
	27,911	48,990	22,704
	35,426	56,299	30,864

Approved on behalf of the Board:

" signed D. Campbell Deacon" Director
D. Campbell Deacon
"signed Dennis A. Sharp" Director
Dennis A. Sharp

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statements of Operations and Deficit
(Stated in Thousands)

	For the three months ended September 30 (unaudited)		For the nine months ended September 30 (unaudited)	
	2007	2006	2007	2006
	$	$	$	$
Revenues	1,534	411	2,283	2,757
Cost of sales	1,731	577	2,401	2,550
Gross Margin	(197)	(166)	(118)	207
Expenses				
Engineering, research, development and related costs, ne	4,132	6,414	11,949	11,151
Selling and marketing	940	717	2,603	2,265
General and administrative	1,870	1,780	5,864	5,532
Total expenses	6,942	8,911	20,416	18,948
Loss from operations	(7,139)	(9,077)	(20,534)	(18,741)
Interest and other income, net	156	65	460	321
Other Expense	(1,537)	-	(1,748)	-
Foreign currency gains/(losses)	66	(3)	(55)	(7)
Net loss for the period	(8,454)	(9,015)	(21,877)	(18,427)
Deficit, beginning of period	(81,052)	(53,607)	(67,629)	(44,195)
Deficit, end of period	(89,506)	(62,622)	(89,506)	(62,622)
Loss per share - basic	(0.04)	(0.06)	(0.11)	(0.12)
Weighted average number of shares - basic *	198,276	159,206	198,276	158,143

* *No fully diluted earnings per share have been disclosed, as these would be anti dilutive.*

The accompanying notes are an integral part of these consolidated financial statements.

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Stated in Thousands)

	For the three months ended September 30 (unaudited)		For the nine months ended September 30 (unaudited)	
	2007	2006	2007	2006
	$	$	$	$
Cash flows from operating activities				
Net loss for the period	**(8,454)**	(9,015)	**(21,877)**	(18,427)
Adjustments for:				
Amortization of property and equipment and other assets	**226**	204	**665**	589
Amortization of intangible assets	**348**	365	**1,090**	1,174
Unrealized foreign currency gains/(losses)	**20**	(9)	**(52)**	162
Loss on disposal of assets	**19**		**185**	
Stock option compensation expense	**284**	208	**809**	846
Deferred Share Units compensation expense	**63**	-	**63**	-
	(7,494)	(8,247)	**(19,117)**	(15,656)
Changes in non-cash working capital items	**(2,796)**	1,267	**(480)**	(1,606)
Movement due to exchange impact	**(79)**	(2)	**85**	(41)
	(2,875)	1,265	**(395)**	(1,646)
Total Cash flows from operating activities	**(10,369)**	(6,982)	**(19,512)**	(17,302)
Cash flows from financing activities				
Issuance of common shares (net of costs)	**(88)**	172	**(73)**	1,462
Principle payments on notes payable	**(8)**	(13)	**(27)**	(41)
Movement due to exchange impact	**(151)**	3	**(365)**	(99)
Total Cash flows from financing activities	**(247)**	162	**(465)**	1,322
Cash flows from investing activities				
Acquisition of property and equipment	**(201)**	(122)	**(1,042)**	(723)
Acquisition of other assets	**(27)**	4	**(96)**	(65)
Changes in restricted cash	**(201)**	-	**(426)**	-
Movement due to exchange impact	**-**	6	**-**	(198)
Total Cash flows from investing activities	**(429)**	(112)	**(1,564)**	(986)
Decrease in cash and cash equivalents	**(11,045)**	(6,932)	**(21,541)**	(16,966)
Exchange impact on cash held in foreign currency	**50**	3	**201**	63
Cash and cash equivalents, beginning of period	**16,847**	10,747	**27,192**	20,721
Cash and cash equivalents, end of period	**5,852**	3,818	**5,852**	3,818

Certain reclassifications have been made to the September 30, 2006 comparative numbers to conform to the current period presentation.

1. Nature of Operations and Basis of Presentation

Azure Dynamics Corporation (the "Company") or ("ADC") is incorporated under the laws of Alberta. The Company is a development stage enterprise, involved in the development and supply of electric and hybrid electric powertrains and vehicle control systems for commercial vehicle and military applications.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There are additional development stages to be completed before the marketability, if any, of the Company's technology can be determined. While the Company has derived limited revenue from the performance of development projects and from the sale of components to third parties, its ability to continue operations is uncertain and dependent upon the successful completion of technical development of the technology, obtaining additional financing and achieving profitable operations. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and liabilities that might be necessary should the Company be unable to continue in business.

2. Significant Accounting Policies

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Consolidation
The consolidated financial statements include the accounts of the Company and of its wholly owned subsidiaries since the date of acquisition. The Company has four wholly owned subsidiaries; Azure Dynamics Inc., which is incorporated under the Canada Business Corporations Act ("CBCA"); Azure Dynamics Corporation of America (inactive) and Azure Dynamics Incorporated, both of which are incorporated under the laws of the state of Delaware, U.S.A.; and Azure Dynamics Limited, which is incorporated under the laws of England and Wales. Business acquisitions are accounted for using the purchase method. Investments in joint ventures are accounted for using the proportional consolidation method. All transactions within the subsidiaries have been eliminated upon consolidation.

(b) Revenue recognition
Certain product lines within Solectria (acquired in January 2005 - see note 3) are no longer considered development stage. Therefore the Company now recognizes revenues on the sales of those products at the point of shipment, provided that the Company has evidence of an

2. Significant Accounting Policies (b) (cont'd.)

arrangement, the fee is fixed and determinable, delivery has occurred, title and risk of loss have passed to the customer, and collectibility is reasonably assured.

In addition, the Company recognizes revenues on long term engineering contracts within these product lines using the percentage of completion method. The revenue recognized is determined based on the total contract value and the percentage of the contract estimated completed at the end of the reporting period. Because of inherent uncertainties in estimating the costs to complete contracts in progress, it is possible that the estimates used will change within the near term. Changes in estimated job profitability are accounted for as changes in estimates in the current period. Where applicable, the entire amount of future estimated losses on contracts in progress are recognized when they become known.

The Company also recognizes revenues related to a technology and software licensing agreement (see note 6). The agreement provided for non-refundable payments which are being recognized in revenue on a straight-line basis over the period of the license agreement.

Revenues earned from product lines that are considered in the development stage are reflected as a reduction of the related research and development costs.

Customer deposits and deferred revenue primarily represent fees paid by customers in advance of products being shipped, contract revenue recognized, and the license agreement referred to in note 6.

(c) Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization. No development costs have been deferred to date.

Reimbursements of eligible costs pursuant to government assistance programs are recorded as a reduction of research and development costs when the related costs have been incurred. Claims not settled by the balance sheet date are recorded as "Contributions receivable" on the consolidated balance sheets. The determination of the amount of the claim, and hence the receivable amount, requires management to make calculations based on its interpretation of eligible expenditures in accordance with the terms of the programs. The reimbursement claims submitted by the Company are subject to review by the relevant government agencies. Although the Company has used its best judgment and understanding of the related program agreements in determining the receivable amount, it is possible that the amounts could increase or decrease by a material amount in the near term dependent on the review and audit by the government agency.

The government assistance programs typically incorporate repayment provisions that are contingent upon future trigger-events. In these cases, a repayment liability is recorded when the event occurs or it is considered more likely than not that the event will occur. With respect to repayments in the form of future royalty payments based on sales levels achieved, the liability will be recorded as related revenues are recognized by the Company.

(d) Investment tax credits

The benefits of investment tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditure is made provided there is reasonable assurance

2. Significant Accounting Policies (d) (cont'd.)

of recoverability. The investment tax credit reduces the carrying cost of expenditures for capital assets and research and development expense. Since becoming a public company, the Company is no longer eligible to receive cash refunds from the investment tax credit program – all past investment tax credits receivable in cash have been collected. Since becoming a public company, investment tax credits earned are being carried forward to reduce future federal taxes payable. These investment tax credits have not been recorded as their ultimate utilization is uncertain.

(e) Cash and cash equivalents
The Company considers bank balances (including temporary bank overdrafts) and all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

(f) Inventory and related prepayments
Inventory is comprised of product, spare parts, product components and materials held for resale or use in the Company's product development activities or customer projects and include prepayments made for components on order. Work in progress inventory is comprised of material, labour and a portion of overhead costs relating to in-progress customer and internal orders. Inventory is valued at the lower of cost or net realisable value.

(g) Accrued warranty liabilities

The Company generally warranties its products against defects and workmanship for a period of one to three years from the date of shipment, subject to certain guidelines and exclusions. A provision has been established for this warranty obligation. In establishing the accrued warranty liability, management has estimated the likelihood that products sold will experience warranty claims and the estimated costs to resolve the claims received, taking into account the nature of the product and the past and projected claims experience with the products.

(h) Property and equipment
Property and equipment assets are recorded at cost, less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Workshop equipment	5 years	Office furniture and equipment	5 years
Computer software	2 to 3 years	Automotive	3 to 5 years
Computer hardware	3 years	Leasehold improvements	1 to 12 years
Tooling	3 to 5 years		

The building (see note 4) is amortized on a 3% declining balance methodology.

The Company tests long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; the accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and a current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its previously estimated useful life.

2. Significant Accounting Policies (h) (cont'd.)

Recoverability is assessed based on the carrying amount of the asset and the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset or asset group. An impairment loss is recognized when the carrying amount is not recoverable and exceeds the fair value of the asset or asset group. The impairment loss is measured as the amount by which the carrying amount exceeds fair value.

(I) Intangible assets

Intangible assets include the fair value of identifiable intangible assets acquired in a purchase business combination. The customer order backlog asset is amortized as the underlying orders are executed. Amortization of the product technology asset is provided on a straight-line basis over the estimated useful life of ten years. The costs of acquiring and applying for patents, trademarks and licensed technology are capitalized and amortized on a straight-line basis over their estimated useful lives of five years. The costs of acquiring and applying for patents, trademarks and licensed technology costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these intellectual properties. Management reviews the intellectual properties for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Management measures any potential impairment by comparing the carrying value to the undiscounted amounts of expected future cash flows.

(j) Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Goodwill is not amortized but is subject to annual fair value impairment tests or is adjusted if changes in circumstances indicate that the carrying value may not be recoverable.

(k) Variable interest entities

The Real Estate Joint Venture that is described in note 4 is by definition a VIE. The Company has assessed the impact of AcG 15 and determined that the Company is not the primary beneficiary of the variable interest entity and accordingly, the implementation of AcG 15 has not had any impact on the consolidated financial statements.

(l) Financial instruments

The Company carries a number of financial instruments. Unless otherwise indicated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted. As of January 1, 2007 the Company adopted Section 1530 – Comprehensive Income, Section 3855 – Financial Instrument Recognition and Measurement, Section 3861 – Financial Instruments Disclosure and Presentation, and Section 3865 – Hedges, in accordance with the transitional provisions in each respective Section. As a result of the adoption of these Sections, the Company has determined that currently, there is no current material impact on the consolidated financial statements.

2. Significant Accounting Policies (cont'd.)

(m) Foreign currency translation
Monetary assets and liabilities of integrated operations that are not denominated in Canadian Dollars are translated at the rate of exchange prevailing at the period end, while revenues and expenses are translated at average rates of exchange during the period. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary items are translated at historical exchange rates. All of the Company's foreign subsidiaries' operations are considered to be integrated.

For the quarter ended September 30, 2007, a foreign exchange gain of $66,000 was recognized in the consolidated earnings (2006 - foreign exchange loss of $3,000).

(n) Future income taxes
Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

(o) Stock based compensation
The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan described in Note 5(d). The Company accounts for the stock-based compensation using the fair-value method as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated earnings over the vesting period of the options. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options issued include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

(p) Earnings per share
Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments, in accordance with standards approved by the Canadian Institute of Chartered Accountants.

(q) Use of estimates
The preparation of consolidated financial statements requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

2. Significant Accounting Policies (cont'd.)

(r) Comparative figures
Certain comparative figures have been restated to be consistent with current year financial statement presentation.

3. Acquisition of Solectria

On January 31, 2005, the Company completed the acquisition of Solectria Corporation ("Solectria"), a U.S. based hybrid electric powertrain and components supplier. The Company acquired all of the outstanding shares of Solectria in exchange for 25,297,655 of its common shares, resulting in Solectria's former shareholders owning approximately 19.8% of the Company's issued and outstanding common shares at that time. Singapore Technologies Kinetics Ltd. ("STK"), a major Solectria shareholder, held approximately 11% of the Company's common shares immediately post-closing. Solectria now operates as Azure Dynamics Incorporated.

The Company's common shares traded at a weighted average price of approximately $0.88 prior to, and immediately after, the acquisition was announced on December 17, 2004. After considering trading discounts for block share trades and typical issue costs the fair market value of the shares was deemed to be $0.66. The Company issued 25,297,655 common shares, with a deemed value of $16.7 million and paid cash of $0.4 million in settlement of the purchase price. Total consideration, including acquisition expenses of $0.7 million, is $17.8 million.

The Company has accounted for the acquisition using the purchase method and the results of operations of Solectria have been consolidated into the Company's earnings with effect from February 1, 2005. The aggregate purchase price of $17.8 million was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

(Stated in thousands of dollars)		
Current assets (including cash of $625)	$	3,074
Restricted cash		745
Property and equipment		4,678
Other assets		53
Intangible assets		13,400
Goodwill		2,932
Current liabilities		(4,428)
Notes payable		(2,700)
	$	17,754

Assets and liabilities are recorded based on their estimated fair values at January 31, 2005. Intangible assets are comprised of:

(Stated in thousands of dollars)		
Customer order backlog	$	900
Product technology		12,500
	$	13,400

3. Acquisition of Solectria (cont'd)

The intangible assets associated with this acquisition included on the Consolidated Balance Sheet of $9.2 million at September 30, 2007, $10.2 million at December 31, 2006 and $10.8 million at September 30, 2006 are net of amortization of $4.1 million, $3.2 million and $2.6 million respectively

4. Investment in Real Estate Joint Venture

The Company's US subsidiary, Azure Dynamics Incorporated (formerly Solectria) owns a 50% interest in ND Solectria LLC, a joint venture partnership with NDNE Real Estate, Inc., a real estate development corporation. The investment in the real estate joint venture, which is accounted for using the proportional consolidation method, was formed for the purpose of holding property located in Woburn, Massachusetts. On October 1, 2001, the Company entered into a lease agreement for the Woburn property. The Company provided a security deposit of US$400,000 (Cdn$400,000) and made guarantees of an additional US$600,000 (Cdn$600,000) that is in the form of a letter of credit, which is collateralized by certain cash equivalents. NDNE Real Estate, Inc. maintains the unilateral right to sell the property during the lease term and manages the property. The Company is entitled to 50% of earnings of ND Solectria LLC. During the quarter ended September 30, 2007 the Company's interest in earnings from the real estate joint venture amounted to $52,000 (2006 - $39,000).

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated balance sheets as follows:

(Stated in thousands of dollars)

		September 30, 2007		September 30, 2006
Cash and equivalents	**$**	**275**	$	284
Accounts receivable & prepaid expenses		**21**		18
Property and equipment		**3,032**		3,140
Total assets	**$**	**3,328**	$	3,442
Accounts payable and accrued liabilities	**$**	**257**	$	255
Note payable – current		**181**		2,417
Note payable – long term		**1,934**		-
Shareholders' equity		**956**		770
Total liabilities and shareholders' equity	**$**	**3,328**	$	3,442

The note payable is the Company's proportionate share of a mortgage on the Boston property owned by ND Solectria LLC. The note is repayable on November 20, 2011, bears interest at a floating rate of the applicable Treasury rate plus 200 basis points and is secured by the mortgaged premises. As both parties are jointly and severally liable for repayment of the note payable, the maximum exposure to loss as a result of its involvement with this entity is $4.4 million. The principle repayments over the next five years payable by the joint venture are approximately as follows. 2007-$17,000, 2008-$71,000, 2009-$76,000, 2010-$81,000, 2011-$87,000.

4. Investment in Real Estate Joint Venture (cont'd)

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated statements of operations and deficit as follows:

(Stated in thousands of dollars)	For the three months ended September 30, 2007		For the nine months ended September 30, 2007	
General and administrative	$	(90)	$	(281)
Other Expense		38		121
Net income	$	(52)	$	(160)

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated cash flow statement as follows:

(Stated in thousands of dollars)	For the three months ended September 30, 2007		For the nine months ended September 30, 2007	
Net Income	$	52	$	160
Amortization		17		53
Principle payments on note payable		(8)		(27)
Changes in short term assets and liabilities		(91)		(227)
Net change in cash		(31)		(41)
Cash and cash equivalents beginning of period		306		316
Cash and cash equivalents end of period	$	275	$	275

5. Share Capital, Warrants and Stock Options

a) Authorized

Unlimited common shares without par value
Unlimited preferred shares without par value, non cumulative, receemable, and non voting

b) Issued and outstanding common shares

(amount stated in thousands of dollars)	Number of Common Shares		Amount
Balance, December 31, 2006	198,253,101	$	112,803
Issued on exercise of stock options	23,076		15
Release of costs from contributed surplus on options exercised	-		4
Expenses related to October 2007 share offering	-		(88)
Balance, September 30, 2007	**198,276,177**	**$**	**112,734**

5. Share Capital, Warrants and Stock Options (cont'd)

c) Contributed surplus

(amount stated in thousands of dollars)

		Amount
Balance, December 31, 2006	$	3,816
Stock option compensation expense		808
Deferred share units compensation expense		63
Release to share capital on exercise of stock options		(4)
Balance, September 30, 2007	**$**	**4,683**

d) Stock options

The Company has a stock option plan (the "Plan") which authorizes the Board to issue options to insiders, employees and service providers of the Corporation and its subsidiaries. The maximum number of common shares issuable under stock options, together with common shares as may be subject to options pursuant to other share compensation arrangements, shall not exceed 10% of the outstanding common shares. The exercise price shall not be lower than the closing trading price of the common shares on the TSX, on the last trading day prior to the date on which the option is granted. The options have terms ranging from one to seven years and generally vest over periods of up to twenty-four months. As at September 30, 2007 the Company had 14,878,459 stock options outstanding under the Plan. The stock options are exercisable at a weighted average exercise price of $0.91 per common share. The stock options expire on various dates between January 1, 2008 and September 19, 2014.

Stock option transactions for the nine months ended September 30, 2007, and the number of stock options outstanding are summarized as follows:

	Number of Optioned Common Shares	Weighted Average Exercise Price $
Executive Officer, Director, Employee and Consultant Options:		
Balance, December 31, 2006	16,685,003	0.92
Options granted	1,050,000	0.58
Options exercised	(23,076)	0.65
Options expired/cancelled	(2,833,468)	0.86
Balance, September 30, 2007	**14,878,459**	0.91

5. Share Capital, Warrants and Stock Options (d) (cont'd)

As at September 30, 2007 the numbers of optioned common shares outstanding and exercisable are as follows:

Expiry Date	Number Outstanding	Number Exercisable	Exercise Price
January 1, 2008	225,000	225,000	0.50
February 1, 2008	77,000	77,000	0.50
August 25, 2008	275,000	275,000	0.30
September 26, 2008	235,000	235,000	0.48
January 1, 2009	1,291,847	1,291,847	0.65
May 3, 2009	112,000	112,000	0.90
August 12, 2009	240,000	240,000	0.68
October 4, 2009	33,333	33,333	0.60
September 9, 2011	240,000	240,000	0.53
January 18, 2012	2,028,489	2,028,489	0.86
February 17, 2012	15,790	15,790	0.95
February 24, 2012	1,020,000	1,020,000	0.99
May 2, 2012	10,000	10,000	1.05
June 21, 2012	20,000	20,000	0.95
July 4, 2012	50,000	50,000	0.93
July 4, 2012	20,000	20,000	0.94
July 18, 2012	50,000	50,000	0.95
November 16, 2012	10,000	6,667	1.10
December 23, 2012	2,085,000	1,396,670	1.07
January 17, 2013	1,122,500	741,701	1.11
February 13, 2013	50,000	33,333	1.15
March 23, 2013	65,000	43,333	1.04
May 11, 2013	5,000	3,334	1.30
November 22, 2013	75,000	25,000	0.85
December 10, 2013	2,375,000	1,041,669	0.87
December 19, 2013	2,097,500	699,204	0.83
March 21, 2014	45,000	15,000	0.38
April 17, 2014	500,000	166,667	0.67
May 18, 2014	125,000	41,666	0.68
July 24, 2014	30,000	10,000	0.63
August 21, 2014	300,000	100,000	0.42
September 19, 2014	50,000	16,667	0.53
Grand Total	**14,878,459**	**10,284,370**	

5. Share Capital, Warrants and Stock Options (cont'd)

e) Stock compensation expense

The fair value of each performance share and stock option is determined at each issue or grant date using the Black-Scholes model with the following assumptions: risk free interest rate - 5% (2006 – 5%), expected life – 4 years (2006 - 4 Years), expected dividend yield – nil (2006 - nil), and expected volatility – 44% (2006 - 37%). The Company recorded a compensation expense charge of $0.3 million to consolidated earnings for the three months ended September 30, 2007 (2006 - $0.2 million) and $0.8 million year to date (2006 - $0.8 million), with a corresponding credit to contributed surplus. The amount released from contributed surplus and added to share capital was $Nil in the current quarter as no options were exercised (2006 - $6,000). On a cumulative basis $4,000 has been released from contributed surplus and added to share capital in respect of options exercised in the year (2006 - $193,000)

f) Deferred Share Unit Plan

The Company has a Deferred Share Unit Plan ("DSU Plan") under which it may grant deferred share units ("DSUs") to non-executive directors and selected employees. The maximum number of common shares issuable from the Company's treasury to participants under this DSU plan shall not exceed is 3,900,000 common shares at any one time. Under the DSU Plan, non-executive directors can elect to receive a portion of their retainer fees in DSUs and selected employees can elect to receive up to 100% of their annual performance bonus in DSUs. Such elections must be made in advance of the determination of bonuses in the case of selected employees, and prior to the year in which the non-executive directors' retainers will be earned in accordance with plan provisions. The DSU Plan also provides the Corporate Governance and Compensation Committee the authority to make discretionary grants of DSUs to non-executive directors as an additional component of their compensation and to selected employees as part of their annual remuneration. Once a non executive director or selected employee ceases employment, by way of termination, resignation, retirement, disability or death, the Company can, in its sole discretion, either settle the obligation in cash equal to the number of DSUs held by the person multiplied by the previous five day weighted average trading price of the Company's common shares, or in common shares on a one for one basis for each DSU held by the person. The DSUs issued pursuant to the DSU Plan, together with all of the Company's other previously established security based compensation arrangements, may not result at any time in the aggregate number of common shares reserved for issuance from the Company's treasury to insiders exceeding 10% of the outstanding issue or the issuance to insiders from the Company's treasury, within a one year period, of an aggregate number of common shares exceeding 10% of the outstanding issue. The DSU Plan is an unfunded plan and any obligations of the Company under the DSU Plan are unsecured. The DSU plan was effective on May 8, 2007.

As of September 30, 2007 there were 103,810 DSUs outstanding (2006 – Nil). Compensation expenses related to DSUs in the year totalled $0.1 million (2006 - $Nil)

6. Related Party Transactions

In November 2003, Solectria entered into a Transfer of Technology and Software Licensing Agreement ("TTA Agreement") with STK. Under the terms of the agreement, the Company transferred specified technology to STK and granted an exclusive license to use and manufacture

6. Related Party Transactions (cont'd)

the technology. The Company also provided STK with the training necessary for the transfer of the technology. The license expires in November 2020, and is subject to automatic one-year renewals thereafter. The Company received cash consideration for the license and transfer of technology, and for the training in the aggregate amount of US$1.0 million. As discussed in note 2(b), revenues from the TTA Agreement are being recognized on a straight-line basis over the period of the license agreement. As of September 30, 2007, the Company has deferred revenue associated with the TTA Agreement in the amount of $0.9 million. During the nine months ended September 30, 2007, revenues recognized by the Company from the sale of products to STK and its related companies and from certain other contractual arrangements totalled approximately $46,000 (2006 - $51,000). As of September 30, 2007, accounts receivable includes $9,000 (2006 - $11,000) due from STK and customer deposits includes $36,000 received from STK (2006 - $43,000).

7. Commitments

As of September 30, 2007, the Company has contractually committed to lease payments for premises and equipment requiring minimum payments and has purchase order commitments to supplier with payment requirements in future periods as follows:

(Stated in thousands of dollars)		
2007	$	1,855
2008		1,303
2009		1,155
2010		1,101
2011		1,091
2012		1,159
	$	7,664

(a) Azure Dynamics Incorporated leases its operating facility in Woburn, Massachusetts under a non-cancellable lease agreement. Through a joint venture agreement, the Company has a 50% interest in the lessor, ND Solectria LLC (Note 4). The lease agreement provides for a minimum monthly rental payment plus certain operating costs. The Company's lease agreement contains escalation clauses and expires in September 2016. In May, 2004 Azure Dynamics Inc. entered into a lease for a facility in Burnaby, British Columbia, which supports engineering and operations activities. The lease is for a 5 year term, concluding on April 20, 2009. In June 2005, Azure Limited leased a workshop and test facility in Kenilworth, England to support its European operations. The lease agreement expires in July 2011, but the Company is exploring its options related to this facility due to the closure of the UK operations in the quarter.

(b) Pursuant to a contractual agreement with the National Research Canada, the Company is required to make royalty payments in the event that the Company successfully commercializes its intellectual properties specified in this agreement. The royalty payments, if any, are calculated at a rate of 1% of yearly gross sales earned from its intellectual properties. The obligation to make royalty payments expires at the earlier of January 2011 or when aggregate royalty payments reach $296,000.

7. Commitments (c)(cont'd)

(c) Pursuant to a contractual agreement with Technology Partnerships Canada ("TPC"), the Company is required to make royalty payments equal to the greater of 0.28% of yearly gross business revenues or in accordance with a fixed repayment schedule, with repayment amounts ranging from $0.7 million to $1.0 million per year starting in 2008 and totalling $1.3 million, provided that certain minimum sales levels are achieved. The obligation to make royalty payments commences when the minimum sales levels are achieved and continues until the earliest of 2015 or when a cumulative payment ceiling of $20.5 million is reached. On March 23, 2005, the Company entered into a contract amendment with TPC whereby the royalty payment period was extended to December 31, 2020.

(d) Pursuant to an agreement with EnCana Corporation, whereby EnCana sponsored the development of power train product, the Company is required to make royalty payments equal to 1% of gross revenue from sales of the power train product up to a maximum payment of $1.0 million.

(e) The Company has entered into employment agreements with certain executive directors and officers. In addition to defining the terms of employment, the agreements entitle the executives to termination payments, ranging from one to two years compensation and the immediate vesting of all options previously granted, in the event of termination without cause and in some cases in the event of termination due to a change in the control of the Company.

All other commitments have been disclosed in note 15 to the Company's audited consolidated annual financial statements.

8. Segmented financial information

Management currently organizes and views the Company's activities as one operating segment. A geographic analysis of revenues by customer locations and of assets employed is as follows:

	Revenues		Total Assets	Property, Plant, Equipment and Goodwill
	Three months ended Sep 30, 2007	**Nine months ended Sep 30, 2007**	**September 30, 2007**	**September 30, 2007**
Canada	**nil**	**nil**	**13,908**	**1,074**
United Kingdom	**nil**	**nil**	**98**	**-**
United States	**1,515**	**2,229**	**21,420**	**7,664**
Asia	**19**	**54**	**nil**	**nil**
Total	**1,534**	**2,283**	**35,426**	**8,738**

	Three months ended Sep 30, 2006	Nine months ended Sep 30, 2006	September 30, 2006	September 30, 2006
Canada	nil	nil	8,398	744
United Kingdom	3	185	434	159
United States	391	2,520	22,032	7,736
Asia	17	52	nil	nil
Total	411	2,757	30,864	8,639

8. Segmented financial information (cont'd)

The percentage of revenues derived from the Company's largest customers is as follows:

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
First	**44%**	33%	**49%**	43%
Second	**44%**	28%	**29%**	17%
Third	**6%**	25%	**6%**	9%
Others	**6%**	14%	**16%**	31%
Total	**100%**	100%	**100%**	100%

9. Subsequent Events

a) On October 10, 2007 the Company announced that it has signed a supply agreement with Kidron, Incorporated ("Kidron"), a division of VT Specialized Vehicles Corporation ("VT SVC"). The supply agreement encompasses branding, marketing and sale of Azure's Low Emission Electric Power ("LEEP") systems throughout the North American refrigerated truck body market.

b) On October 16, 2007 the Company announced the filing of a final short form prospectus in each of the Provinces in Canada in connection with the previously announced marketed short form prospectus offering of the Company (the "Offering"). Paradigm Capital Inc. and Raymond James Ltd. are acting as co-lead agents in connection with the Offering. The syndicate also includes Clarus Securities Inc. and Desjardins Securities Inc.

c) On October 23, 2007 the Company announced the closing of equity offering. Pursuant to the Offering, the Company issued 81,100,000 common shares at a price of $0.37 per common share.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three months and nine months ended September 30, 2007 compared to the three months and nine months ended September 30, 2006

This "Management's Discussion and Analysis" has been prepared as of November 7, 2007 and should be read in conjunction with the unaudited consolidated financial statements of Azure Dynamics Corporation ("Azure" or the "Company") for the three months and nine months ended September 30, 2007 and the audited consolidated financial statements of the Company for the year ended December 31, 2006.

Forward-Looking Statements

This MD&A contains forward-looking statements related to Azure's financial and other projections, expected future plans, events, financial and operating results, objectives and performance, as well as underlying assumptions, all of which involve risks and uncertainties. When used in this MD&A, the words "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These statements reflect management's current beliefs and are based on information currently available to Azure's management and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons and no assurances can be given as to actual future results, performance or prospects. Factors that may cause such differences include, but are not limited to, the early stage of development of the Company; a lack of product revenues and a history of losses; the need for additional financing; uncertainty as to commercial viability; uncertainty as to product development and commercialization milestones being met; uncertainty as to the market for the Company's products and unproved acceptance of the Company's technology; competition; uncertainty as to target markets; dependence upon third parties; changes in environmental policies; uncertainty as to patent and proprietary rights; availability of management and key personnel; available regulatory approvals and conflicts of interest by directors and officers of the Company. More detailed information about these and other factors that could affect Azure's operations or financial results are included in Azure's filings with Canadian securities regulatory authorities. Azure does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Because of these risks, uncertainties and assumptions, readers should not place undue emphasis on Azure's forward-looking statements.

Business Strategy of the Company and Overall Performance

The Company has developed proprietary electric and hybrid electric drive technology for the light to heavy duty commercial vehicle category (the "Technology"). Azure has expertise in the areas of vehicle controls software, power electronics, electric machine design, vehicle systems engineering and vehicle integration. The principal business of Azure is the supply of hybrid electric vehicle ("HEV") and electric vehicle ("EV") control and powertrain systems. The Company also has an established portfolio of proprietary component products that compliment its core technical skills and makes use of an extensive industry supplier base to offer complete powertrain solutions to its target market.

Target markets include urban delivery, postal, courier and shuttle-bus applications. Over the past six years, the Company has primarily been engaged in the development and testing of its Technology. Certain of the Company's products are now generating commercial revenues while other products are in the development stage. In production, Azure does not intend to be the ultimate manufacturer of components or assembler of powertrain systems. Rather, the Company uses the supply capacity that exists within the commercial vehicle industry to assemble products to its specifications which are then distributed via existing industry channels to the customer.

Azure seeks to closely align its product development and sales efforts with recognised industry partners (Original Equipment Manufacturer's, component suppliers, and customers) thereby gaining access to product development support and established distribution networks which can help accelerate the penetration of its electric and hybrid-electric products into the commercial vehicle markets. The Company has concluded arrangements with Ford Motor Company ("Ford"), StarTrans (a business division of Supreme Corporation) and Utilimaster Corporation ("Utilimaster"), which have facilitated a concentration of the Company's efforts around its core programs for series-hybrid (G1) and parallel-hybrid (P1) delivery vans and shuttle buses. In addition, the Company's third area of focus is referred to as Electric Drive Solutions. During the current quarter the Company concluded arrangements with Kidron, a division of VT Specialized Vehicles Corporation, for the branding, marketing and sale of Azure's LEEP (Low Emission Electric Power) systems throughout the North American refrigerated truck body segment. The Company had previously announced a supply agreement with Electro Autos Eficaces of Mexico ("EAE") for electric drive systems and components.

During the previous quarter, the Company initiated organizational and infrastructure changes to take full advantage of the opportunities now available to it in its core programs. The Company also announced that it would establish a new corporate head office and development center in the heartland of the North American automotive industry. In the current quarter, the Company finalized those arrangements and announced on September 19, 2007 that it has established its new corporate headquarters in Oak Park, Michigan, in the greater Detroit area. The facility is located in a strategic location that is expected to meet all of the Company's ongoing business development and production needs and is in close proximity to the Company's key industry partners, including Ford Motor Company. The State of Michigan has granted Azure a tax credit valued at more than US$1.7 million over the next seven years. The city of Oak Park has also proposed an11-year local tax abatement worth an estimated US$55,400.

The Company does not expect that there will be any material changes to employee counts at its other facilities. The Company will maintain its electric drive solutions business unit and facility in Boston, Mass., and the bulk of its hybrid and hybrid-electric systems engineering and technology development team will remain at its facility in Vancouver, B.C. The Company will also maintain a service facility in Mississauga, Ontario to support major customers in the Toronto area.

On October 23, 2007 the Company announced that it had closed the equity offering that it had announced previously. The Company received gross proceeds of $30 million and intends to use these funds for ongoing development programs, further commercialization activities in operations, selling and marketing efforts and for working capital.

G1 (series hybrid) production:

Purolator Courier continued to operate their fleet of Azure's G1 hybrid delivery vans which totals 49 vehicles located in Montreal, Ottawa, Toronto and Vancouver.

During the quarter the company continued its G1 shuttle bus production and completed six hybrid buses for customers. This brings the total to eight customer buses completed with the final one expected to be completed early in the fourth quarter of 2007. All of the completed buses are expected to be in service by November. In August, the company commenced a larger production run of shuttle buses which resulted in the first hybrid cab-chassis being completed in October 2007, which will then be fitted with shuttle bus bodies manufactured and installed by Startrans. Shuttle buses are expected to be complete for deliveries in late 2007 and into 2008. Subsequent to the quarter end, the Company completed the durability testing of a shuttle bus at Altoona. Completion of this test is required for federal capital subsidies in public transit applications.

P1 (parallel hybrid) development:

Azure's commercial P1 development program is focused on the Ford E-350 and E-450 commercial vehicle

chassis. Three prototype 2008 E-450 hybrid vehicles were completed in the quarter with production intent hardware. Hot weather validation testing was also completed on one of these prototypes at Arizona Proving Grounds. A new belt starter-generator system was also developed and commissioned in the quarter. The Purolator and FedEx demonstration vehicles have been completed and are currently undergoing internal testing. Build planning and long-lead parts orders are underway for the pre-production lead customers vehicles which are expected to commence in early 2008.

The Company had previously announced that it had concluded agreements with the initial two lead customers for the P1 program, Purolator Courier Ltd. and FedEx Express, and also that it had selected Utilimaster as the primary assembly and integration partner for the hybridized E-series chassis. During the current quarter, the Company concluded an agreement for a third P1 lead customer. On August 28, 2007 it was announced that the Company had signed a commercial development and cooperation agreement with this customer. Azure will deliver a gasoline parallel hybrid electric Ford E-450 based vehicle for industry viability validation, testing and demonstration within the company's North American fleet. The parallel hybrid electric demonstration vehicle will be used to verify the fuel economy improvements, emissions reductions and maintenance cost savings that can be achieved using Azure's patented technology. Successful completion of the program will result in the company becoming a lead customer for Azure's hybrid technology on the Ford E-450 chassis with a minimum commitment of 10 percent of their fleet replacement purchases per annum.

Electric Drive Solutions and other production:

Electric Drive Solutions consists of Azure's LEEP and electric drive components. The product name LEEP refers to all systems whereby clean electric power is generated off the vehicles' power train to supply a range of auxiliary systems (i.e. pumps, refrigeration, etc.) and export power applications. The Company had previously announced an MOU with Kidron to develop the first LEEP application. On October 10, 2007 the Company announced that it had finalized the supply agreement with Kidron. The supply agreement encompasses branding, marketing and sale of Azure's LEEP systems throughout the North American refrigerated truck body market. The agreement structure has Azure providing Kidron with LEEP systems for integration into their cold plate refrigerated truck and truck body units. Kidron will market this product through its direct sales force and distribution channels across North America. Azure's LEEP system uses the vehicle powertrain to generate clean electric power for a range of auxiliary and export power applications. The LEEP system delivers improvements in fuel utilization and emission levels by allowing the vehicle to power auxiliary loads with the engine off. The LEEP system has a wide range of applications beyond refrigeration including utility and telecom.

The LEEP system developed for Kidron stores energy in the cold plate refrigeration system when the engine is running. When the engine is off, the stored energy is used to maintain refrigeration temperatures. The LEEP system also allows the vehicle to operate in engine off mode while still maintaining the desired temperature in the refrigeration unit. Furthermore, by allowing the system to operate with the engine off, the LEEP system provides a solution for increasing anti-idle regulations across North America. Lastly, the LEEP system has the potential to replace the ancillary motors/generators used in the other method of cooling refrigerated trucks, thereby reducing initial capital cost, fuel consumption, noise and emissions. The Company anticipates initial deliveries under this supply agreement will commence in the fourth quarter of 2007.

In the second quarter, the Company announced it had signed a supply agreement with EAE. The initial agreement is for 1,000 drive systems for integration into the Nissan Tsuru platform, which is commonly used in the municipal fleet of Mexico City. The Tsurus are being converted from gasoline powered vehicles to electric vehicles. Azure designed and completed the first vehicle integration during the second quarter; the converted vehicle was unveiled at the International Electric Vehicle Forum in May 2007 in Mexico City. Subsequent to the current quarter end, the Company received the initial purchase order release under this supply agreement for 200 systems and expects to commence delivery against that release in the fourth quarter of 2007. The balance of the 1,000 vehicles is expected to be converted over the following 18 months.

Azure's scope of supply for the 1,000 drive systems includes the motor, controller, gearbox and DC-DC converters. The agreement also includes the potential for Azure to supply a broad range of electric and hybrid electric drive systems and components for various other vehicle applications in Mexico.

The P2 parallel hybrid system, the first two of which were delivered to the Charmer-Sunbelt Group ("Charmer-Sunbelt") in the fourth quarter of 2006, continue to be used in-service. The Company has stated in the past that it would only actively pursue the further development and commercialization of the P2 system when suitable development program partners were identified and engineering resources were available. During the current quarter, the Company progressed discussions with a potential program partner for the development and commercialization of the P2 system and is currently formalizing the terms of the agreement.

The total number of employees increased from 112 at the end of fiscal 2006 to 130 at September 30, 2007. The Company occupies facilities in Vancouver (18,000 square feet) and Boston (77,000 square feet). The Company has also established a service and support center in Mississauga, Canada, and as discussed above, a head office in Oak Park, Michigan. The Company considers that its various facilities are suitable to meet the foreseeable requirements for engineering, workshop, test, and administrative accommodations. Additional test and workshop equipment has been acquired to enable the execution of program development and customer deliverables and the Company has implemented an enterprise resource planning ("ERP") system to support all its operations.

Critical Accounting Estimates

The consolidated financial statements are prepared in accordance with Canadian GAAP, which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. The Company has identified the policies below as critical to the business operations and an understanding of the results of the business operations. The application of these and other accounting policies are described in note 2 to the consolidated financial statements. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Certain product lines within Solectria (acquired in January 2005 - see note 3 to the Financial Statements) are no longer considered development stage. Therefore the Company recognizes revenues on the sales of those products at the point of shipment, provided that the Company has evidence of an arrangement, the fee is fixed and determinable, delivery has occurred, title and risk of loss have passed to the customer, and collect-ability is reasonably assured.

In addition, the Company has also recognized revenues on long term engineering contracts using the percentage of completion method. The revenue recognized is determined based on the total contract value and the percentage of the contract estimated completed at the end of the reporting period. Because of inherent uncertainties in estimating the costs to complete contracts in progress, it is possible that the estimates used will change within the near term. Changes in estimated job profitability are accounted for as changes in estimates in the current period. Where applicable, the entire amount of future estimated losses on contracts in progress are recognized when they become known.

Warranty Provision

The Company generally warranties its products against defects and workmanship for a period of one to three years from the date of shipment, subject to certain guidelines and exclusions. A provision has been established for this warranty obligation. In establishing the accrued warranty liability, management has estimated the likelihood that products sold will experience warranty claims and the estimated costs to resolve

the claims received, taking into account the nature of the product and the past and projected claims experience with the products. Should these estimates prove to be incorrect, the Company may incur costs different from those provided for in the warranty provisions.

Inventory Provision

In establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market demand for the Company's products and by changes in technology, which could make inventory on hand obsolete. The Company performs regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required.

Intangible Assets and Goodwill

As a result of the Solectria acquisition (see note 3 to the Financial Statements), the Company recorded intangible assets and goodwill on the balance sheet. In accordance with Canadian GAAP, the Company does not amortize goodwill. Intangible assets are amortized over periods ranging from 2 to 10 years. At least annually, management reviews the carrying value of intangible assets and goodwill by segment for potential impairment. If circumstances indicate that impairment in the value of these assets has occurred, the impairment is recorded in the earnings of the current period.

Operating Results, Cash Flows and Financial Condition

Statement of Operations Discussion

Selected Quarterly information: (stated in thousands except loss per share amounts)

	Q3, 2007 (Jul– Sep)	Q2, 2007 (Apr– Jun)	Q1, 2007 (Jan – Mar)	Q4, 2006 (Oct – Dec)
Revenue	**$ 1,534**	**$ 593**	**$ 156**	**$ 3,008**
Gross margin	**$ (197)**	**$ (10)**	**$ 89**	**$ 967**
Expenses, net	**$ (8,257)**	**$ (6,906)**	**$ (6,596)**	**$ (5,974)**
Net loss for the period	**$ (8,454)**	**$ (6,916)**	**$ (6,507)**	**$ (5,007)**
Net loss per share	**$ (0.04)**	**$ (0.03)**	**$ (0.03)**	**$ (0.03)**
Weighted average number of Shares	**198,276**	**198,276**	**198,275**	**166,913**

	Q3, 2006 (Jul – Sep)	Q2, 2006 (Apr – Jun)	Q1, 2006 (Jan – Mar)	Q4, 2005 (Oct – Dec)
Revenue	$ 411	$ 1,205	$ 1,147	$ 965
Gross margin	$ (166)	$ 76	$ 304	$ 56
Expenses, net	$ (8,849)	$ (4,922)	$ (4,870)	$ (6,796)
Net loss for the period	$ (9,015)	$ (4,846)	$ (4,566)	$ (6,740)
Net loss per share	$ (0.06)	$ (0.03)	$ (0.03)	$ (0.04)
Weighted average number of Shares	159,206	158,638	156,631	156,116

Three months and nine months ended September 30, 2007 compared to the three months and nine months ended September 30, 2006 and the year ended December 31, 2006

For the quarter ended September 30, 2007, the Company incurred a net loss of $8.5 million ($0.04 per share) compared to a net loss of $9.0 million ($0.06 per share) in the comparable 2006 quarter. The lower loss in the current quarter is primarily attributable to lower levels of expenditures in product development cost compared to the prior year partially offset by significantly higher other expenses in the current year quarter. The lower product development costs were a result of the prior year quarter including the expensing of higher cost, early production vehicles on the G1 product line, which were shipped at the end of last year. The expenses related to those vehicles totalled approximately $2.8 million in the prior year quarter. Consistent with companies in the Development Stage, the costs were expensed to development costs as opposed to cost of goods. The lower level of product development costs in the current quarter was partially offset by severance and other costs exit costs associated with the closing of the Toronto headquarters and the changes in senior management. These costs were recorded in the other expenses section of the current quarter financial statements. On a cumulative basis, the Company incurred a net loss of $21.9 million or $0.11 per share (2006 - $18.4 million or $0.12 per share). The increased net loss on a cumulative basis is primarily attributable to the higher other expenses as noted above in addition to a higher level of operating expenses as activities in operations, product support as well as selling and marketing activities has increased.

Revenue: Revenue for the quarter ended September 30, 2007 was $1.5 million (2006 – $0.4 million) and year to date was $2.3 million (2006 - $2.8 million). The higher revenue in the current quarter is attributable to the ramp up of deliveries of launched product. A total of six customer shuttle buses were completed in the quarter. Revenue in the prior year quarter primarily related to funded engineering programs, which were essentially completed in the prior year. Engineering resources are now primarily focused on internal development programs that will be launched into production in 2007 and 2008. Revenue in the current quarter also included deliveries of components in addition to after-sale service support. Year to date revenue was lower than the prior year due to higher levels of activities in funded engineering programs in the prior year as noted above. After considering direct and applicable indirect costs of sales, the gross margin contribution from revenue in the quarter was negative $0.2 million (2006 – negative $0.2 million) and negative $0.1 million year to date (2006 - $0.2 million). Gross margin as a percentage of sales was negative 13% in the quarter (2006 – negative 40%) and negative 5% year to date (2006 – 7%).

Engineering, research, development and related costs, net: Before contributions, the Company expended $4.4 million on engineering, research and development operations in the quarter (2006 – $7.1 million), including $2.6 million in respect of product development costs (2006 - $5.6 million). The expenses were reduced by $0.3 million (2006 – $0.7 million) in respect of government and customer contributions. The higher level of product development expenses in the prior year quarter are related to the G1 program expenditures discussed above. On a cumulative basis, the Company expended $12.8 million (2006 - $12.5 million) in respect of engineering, research and development operations, including $7.4 million in respect of product development costs (2006 – $8.2 million). Contributions of government and customers was $0.9 million year to date (2006 - $1.4 million). At September 30, 2007, Azure employed 103 research, engineering, operations and technical personnel (2006 - 86). Engineers and technical personnel are either working on revenue contracts and sales orders, on servicing vehicles or products in the field, or on core product development programs. In the former case, revenues are recognised as product is delivered or in accordance with the percentage of completion methodology in the case of contracts in progress. For product development and other unabsorbed overheads the direct costs and related overheads, net of customer or government contributions, are expensed.

Product development expenses of $2.6 million (2006 – $5.6 million) in the quarter and $7.4 million (2006 - $8.2 million) year to date include the start up costs of the G1 production launch, the P1 system development, and costs related to the development and enhancement of system components.

Customer and government contributions were $0.3 million in the third quarter of 2007 compared to $0.7 in the third quarter of 2006. All of the contributions in the quarter are associated with Technology Partnerships Canada ("TPC") (2006 - $0.3 million) as the Company recorded no customer contributions against product development expense (2006 – $0.4 million). On a cumulative basis, government contributions were $0.9

million in the current year compared to $0.9 million of government contributions and $0.5 of customer contributions in the prior year.

The Company is required to make royalty payments to TPC, EnCana Corporation and the National Resources Canada based on revenues in respect of specified products.

Selling and marketing: Selling and marketing costs were $0.9 million in the third quarter and $2.6 million year to date compared to $0.7 million in the quarter and $2.3 million year to date in the prior year. The increase is primarily related to a higher level of activities in advertising, product demonstrations and related travel to grow the order book for launched products and to sign up lead customers for products in development. The selling and marketing headcount at September 30, 2007 was 9 (2006 – 8).

General and administrative: General and administrative costs were $1.9 million in the quarter and $5.9 million year to date compared to $1.8 million in the quarter and $5.5 million year to date in the prior year. The increase is primarily related to higher costs for non cash expenses such as compensation related to deferred share units and stock options. The headcount at September 30, 2007 was 18 (2006 – 20).

Amortization: Amortization of property, equipment and other assets was $0.2 million in the third quarter and $0.7 million year to date compared to $0.2 million in the third quarter and $0.6 through nine months of 2006. Property and equipment primarily consists of workshop equipment, tooling, computer hardware and software. The Company purchased assets with a value of $0.2 million in the quarter (2006 - $0.1 million) and $1.1 million year to date (2006 - $0.8 million). Other assets are primarily the cost of patents and trademarks. In addition, the intangible assets acquired as a result of the US acquisition noted above have been amortized by $0.3 million in the quarter (2006 - $0.4 million) and $1.1 million year to date (2006 - $1.2 million). Amortization of property, equipment and other assets are allocated to the relevant cost categories on the Statement of Operations.

Other expenses: Other expenses totalled $1.5 million in the quarter (2006 – $Nil) and $1.7 million year to date (2006 - $Nil). These expenses primarily relate to severance costs for UK personnel in respect to the closure of the UK facility and severance costs related to senior management changes paid in respect to the Company's contractual obligations under employment arrangements.

Foreign currency gains/losses: Foreign currency gains totalled $66,000 in the quarter (2006 – loss of $3,000). On a cumulative basis, foreign currency losses were $55,000 (2006 – loss of $7,000). These were mainly unrealised gains and losses in respect of foreign currency cash balances which reversed out subsequent to the quarter end.

Balance Sheet Discussion

Cash and cash equivalents: Cash and cash equivalents at September 30, 2007 were $5.9 million compared to $27.2 million at December 31, 2006 and $3.8 million at September 30, 2006. Net cash outflows were approximately $11.0 million in the quarter and $21.5 million year to date compared to net cash outflows of $6.9 million in the third quarter and $17.0 million through nine months of 2006. The increase in cash outflows of $4.2 million in the quarter is mainly attributable to the increase in non cash working capital in the current quarter of $2.9 million compared to an decrease of $1.3 million in the prior year quarter in addition to the increase in restricted cash of $0.2 million related to the security deposit related to the new facility in Michigan. The increase in non cash working capital is primarily related to the increase in inventory for G1 product expected to be completed for deliveries late in 2007 and in the first half of 2008. The increase in cash outflows of $4.6 million year to date compared to the prior year is primarily a result of the increased net loss (higher by $3.5 million), lower proceeds from the exercise of stock options (lower by $1.5 million) and an increase in restricted cash of $0.4 million..

Accounts receivable: Accounts receivable at September 30, 2007 were $0.7 million compared to $3.4 million

at December 31, 2006 and $0.8 million at September 30, 2006. The decrease in the current quarter compared to the year ended December 31, 2006 is primarily related to the DRS receivable of $3.0 million, which was included in the year end balance and collected in the second quarter of the current year.

Contributions receivable: Contributions receivable were $0.9 million at September 30, 2007 ($1.3 million at December 31, 2006, $0.6 million at September 30, 2006). The decrease in the current quarter compared to the year end is primarily related to customer contributions of $0.4 million, which were included in the year end balance and collected during the first quarter. This was partially offset by the higher balance of TPC receivables in the current quarter, which includes three quarters of claims compared to two at the year end.

Inventory and related prepayments: Inventory and related prepayments were $7.9 million at September 30, 2007 compared to $3.8 million at December 31, 2006 and $4.3 million at September 30, 2006. The higher inventory amount at September 30, 2007 compared to the year end and the prior year quarter is attributable to additional work-in-process inventory related to G1 product to support future orders and deliveries as discussed above.

Prepaid expenses: Prepaid expenses at September 30, 2007 were $0.9 million compared to $0.8 million at December 31, 2006 and $1.0 million at September 30, 2006.

Property and equipment: Net property and equipment was $5.8 million at September 30, 2007 compared to $5.6 million at December 31, 2006 and $5.7 million at September 30, 2006. The increase compared to the year end and the prior year quarter is related to capital purchases of additional workshop equipment, test equipment and computer software partially offset by additional amortization.

Goodwill and other intangibles: The Company accounted for the acquisition of Azure Dynamics Incorporated (its US subsidiary) using the purchase method, and in accordance with Canadian accounting standards, allocated the purchase price to identifiable assets, including intangibles. The excess of the purchase price consideration over identifiable assets is recorded as goodwill on the balance sheet ($2.9 million). The Company identified the order book ($0.9 million) and technology ($12.5 million) as at-acquisition intangible assets. Intangible assets were $9.2 million at September 30, 2007 ($10.2 million at December 31, 2006 and $10.8 million at September 30, 2006). The lower amount in 2007 is attributable to amortization.

Accounts payable and accrued liabilities: Accounts payable and accrued liabilities were $4.1 million at September 30, 2007 compared to $2.8 million at December 31, 2006 and $4.2 million at September 30, 2006. The higher amount in the current quarter compared to the year end is primarily attributable to increased purchasing levels related to inventory for launched product.

Customer deposits and deferred revenues: Current and long-term deferred revenue and customer deposits total $1.3 million at September 30, 2007 compared to $2.0 million at December 31, 2006 and $1.5 million at September 30, 2006). The amount is attributable to the US operation and is comprised of customer deposits in respect of work-in-progress of $0.4 million and deferred revenue of $0.9 million. The deferred revenue is primarily in respect of a payment received from Singapore Technologies Kinetics Ltd. ("STK") for a license agreement for certain technology that expires in 2020. The license agreement fee is being recognised in revenue over the 17-year duration of the agreement. The deposit balance is primarily related to deposits from initial shuttle bus customers. The lower balance in the current quarter compared to the year end is related to lower deposit amounts, which were reduced as the shuttle buses on which the deposits were paid were completed and delivered to the customers in the year.

Notes payable: The note payable is attributable to the US subsidiary and is the Company's proportionate share of a mortgage on the Boston property owned by ND Solectria LLC, in which the Company has a 50% interest. The note was refinanced in November 2006, is repayable on November 20, 2011, bears interest at a floating rate of the applicable Treasury rate plus 200 basis points and is secured by the mortgaged premises. The lower amount of $2.1 million at September 30, 2007 compared to $2.5 million at December 31, 2006 and

$2.4 million at September 30, 2006 is attributable to principle repayments.

Share capital: Share capital at September 30, 2007 was $112.7 million compared to $112.8 million at December 31, 2006 and $82.4 million at September 30, 2006. The increase in share capital in the current quarter compared to the prior year quarter is primarily related to the equity financings in November 2006 (increase to share capital of $30.3 million).

The number of common shares, options and deferred share units ("DSU's") issued and outstanding is presented in the following table:

	November 7, 2007	September 30, 2007	September 30, 2006
Common shares	279,376,177	198,276,177	159,379,983
Deferred Share Units	103,810	103,810	Nil
Stock options issued under the Stock Option Plan, with expiry dates ranging up until September 19, 2014 and average exercise price of $0.91	14,878,459	14,878,459	12,253,068

During the period from September 30, 2007 to November 7, 2007, the Company issued 81,100,000 common shares upon the completion of an equity offering.

Related Party Transactions

In November 2003, Solectria entered into a Transfer of Technology and Software Licensing Agreement ("TTA Agreement") with Singapore Technologies Kinetics ("STK"). Under the terms of the agreement, STK has a non exclusive license to use and manufacture specified technology in specified Asian countries. The Company also provided STK with the training necessary for the transfer of the technology. The license expires in November 2020, and is subject to automatic one-year renewals thereafter. The Company received cash consideration for the license and transfer of technology, and for the training in the aggregate amount of US$1.0 million. As discussed in note 2(b) of the September 30, 2007 Financial Statements, revenues from the TTA Agreement are being recognized on a straight-line basis over the period of the license agreement. As of September 30, 2007, the Company has deferred revenue associated with the TTA Agreement in the amount of $0.9 million. During the three months ended September 30, 2007, revenues recognized by the Company from the sale of products to STK and its related companies and from certain other contractual arrangements totalled approximately $14,000. As of September 30, 2007, accounts receivable includes $9,000 due from STK and customer deposits includes $36,000 received from STK.

Liquidity, Capital Resources and Risk Factors

At September 30, 2007 the Company had $6.8 million (December 31, 2006 - $27.9, September 30, 2006 - $4.5 million) in net cash reserves, including restricted cash. The Company invests its cash, in accordance with its investments policy, in highly-liquid, highly-rated financial instruments such as banker's acceptances and term deposits. At September 30, 2007 approximately $1.0 million of cash was restricted. The restricted cash is related to a security deposit in respect of the facility in Boston ($0.6 million), a standby letter of credit associated with a customer contract ($0.2 million), and a standby letter of credit related to the security deposit for the new facility in Oak Park ($0.2 million). Working capital was $11.5 million at September 30, 2007 compared to $32.4 million at December 31, 2006 and $3.3 million at September 30, 2006. Working capital is $20.9 million lower compared to the year end primarily due to the lower cash balance ($21.4 million lower due to the cash outflows described above) as the lower accounts receivable balance ($2.7 million lower primarily due to the collection of the DRS receivable), the lower contributions receivable balance ($0.4 million lower due to the collection of the customer contributions as described above), and the higher accounts payable balances ($1.5 million higher due to increased inventory purchase activity as described above) were

essentially offset by the higher inventory balances ($4.1 million higher due to increased work in process as described above) and the lower customer deposits ($0.7 million lower as described above). Working capital is $8.3 million higher compared to the prior year quarter primarily due to the higher cash balance (higher by $1.9 million), the higher inventory levels ($3.6 higher as described above) the higher contributions receivable balance of $0.3 million, and the lower short term note payable balances (lower by $2.2 million due to the current classification of the note payable as long term as the note was refinanced in late 2006).

The Company has incurred losses since its inception as it has invested in the development of its Technology. Although the Company is active in a number of revenue generating programs it also continues to incur product development costs. As a result, the Company has relied on its financing activities to fund its operations. In addition, Azure is eligible, subject to TPC conditions, to access the maximum grant of up to $9.0 million available under the terms of the TPC contribution agreement. As at September 30, 2007 the Company had claimed approximately $6.7 million in accordance with the terms of the TPC agreement and is therefore eligible for further contributions totalling approximately $2.3 million.

On October 23, 2007, the Company completed a previously announced equity financing for gross proceeds of approximately $30.0 million. The Company intends to use its cash resources and available financing arrangements from TPC to fund ongoing product development and for general corporate purposes in 2007 and 2008. The Company is generating revenue and expects the volumes to grow as additional products are brought into production. Additional financing may be required in the future, to allow for the uninterrupted development of its various products through the commercialization stage. The raising of financing to fund operations remains subject to uncertainty and there is no assurance that such financing will be available on commercially reasonable terms.

The Company holds substantially all of its cash at a recognized Canadian national financial institution, and as such is exposed to all of the risks associated with that institution. The Company operates in foreign markets and has foreign subsidiaries and is therefore exposed to foreign currency exchange risk. Azure's operations are subject to all of the risks inherent in the establishment of a new business enterprise – please see Risk Factors – Annual Information Form, dated March 21, 2007 (this document and additional information relating to the Company is available for inspection at www.sedar.com). These risks include the practical risks of implementation and execution of its commercialization strategy (for example, the risk that Azure is delayed in the development of customer product requirements specified in development agreements, or is delayed in the process of establishing the infrastructure required to support its commercialization plans). To better manage all risk factors, the Company has a system of reporting and measuring progress towards milestones on a regular basis. The Company has an organization structure commensurate with its growth plans and has implemented an internal control and process system supported by an appropriate ERP system that encompasses all existing engineering/support operations. Management accepts the responsibility of ensuring that control systems and procedures are established and are effective and monitored and is required to report to the Board and its sub-committees on a regular basis on such matters.

The Company has no long-term contractual purchase obligations. Contractual commitments in respect of leased premises, equipment, and certain short term supplier contracts totalling $7.7 million over the next five years, are described in note 7 to the September 30, 2007 financial statements.

Other MD&A Requirements

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the quarterly filings of the Company are being prepared, in an accurate and timely manner in order for the Company to comply with its continuous disclosure and financial reporting obligations and in order to safeguard assets. Management has concluded that the Company's disclosure controls and procedures, as of the end of the period covered by the annual filings, are effective in providing reasonable assurance that

material information is accumulated and disclosed accurately. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls and procedures should not exceed their expected benefits. As such, the Company's disclosure controls and procedures can only provide reasonable assurance, and not absolute assurance, that the objectives of such controls and procedures are met.

The Corporation's financial reporting procedures and practices have enabled the certification of Azure Dynamics' quarterly filings in compliance with Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". Management has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements and other annual filings in accordance with Canadian Generally Accepted Accounting Principles.

There have been no changes to the Company's internal control over financial reporting that occurred during the most recent interim period that have materially.affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Additional Information

Additional information regarding Azure, including its Annual Information Form, can be found on SEDAR at www.sedar.com.


AZURE
DYNAMICS



News Release

AZURE DYNAMICS REPORTS THIRD QUARTER 2007 RESULTS

Oak Park, Michigan – November 7, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company") a leading developer of hybrid electric and electric powertrains for commercial vehicles, today announced its financial results for the three and nine-month periods ended September 30, 2007. The Company also provided an update on corporate and product development activities in the quarter.

2007 Third Quarter Highlights

- Established new head office in Oak Park, Michigan;
- Signed a commercial development and cooperation agreement with a major fleet, which became Azure's third lead customer for the P1 Delivery Van Program;
- Finalized agreement with Kidron Inc. ("Kidron") for 1,000 Low Emission Electric Power ("LEEP") systems;
- Received initial purchase order release from Electro Autos Eficaces of Mexico ("EAE") for 200 drive systems;
- Awarded the 2007 Deloitte Technology Green 15 as a top performer in environmental technology;
- Completed equity financing subsequent to the quarter end for $30.0 million in gross proceeds.

"During the third quarter of 2007, we established our new corporate headquarters in Oak Park, Michigan, in the heart of the U.S. auto industry," said Scott T. Harrison, Chief Executive Officer of Azure. "Relocating our corporate office to this strategic location will help us expand our relationships with key industry partners, such as the Ford Motor Company, and further our ongoing business development and commercialization initiatives."

"We made major progress in the commercialization of our core products, Delivery Vans, Shuttle Buses, and Electric Drive Solutions during the third quarter. We signed a commercial development and cooperation agreement with a major delivery fleet on the Ford E-450 chassis," continued Mr. Harrison. "The successful completion of this program will result in this customer purchasing a minimum of 10 percent of their annual delivery truck buy from Azure Dynamics. Also in the quarter, we completed an additional six shuttle buses for the BOEDC and UPROSE contracts. In addition, we continued to move forward with our LEEP program, and finalized an agreement with Kidron for 1,000 LEEP systems to provide auxiliary power for cold storage trucking applications."

Financial Results

Revenue for the third quarter of 2007 totalled $1.5 million compared to $0.4 million in the third quarter of 2006. For the nine months ended September 30, 2007, revenue totalled $2.3 million compared to $2.8 million in the same period a year ago. The increase in revenue for the three months ended September 30, 2007 was due to the ramp up of deliveries from the G1 shuttle bus program. Net loss for the third quarter of 2007 was $8.5 million, or $(0.04) per share,

compared to a loss of $9.0 million or $(0.06) per share in the third quarter of 2006. Net loss for the nine months ended September 30, 2007 was $21.9 million, or $(0.11) per share, compared to a loss of $18.4 million or $(0.12) per share for the same period a year ago. The increased net loss for the nine months ended September 30, 2007 was primarily related to higher levels of activity in operations, product support and sales and marketing, as well as one-time charges for the exit costs related to facility closures and senior management changes.

Before contributions, the Company's engineering, operations and product development expenses for the quarter totalled $4.4 million (including $2.6 million in product development costs), compared to $7.1 million for the same period in 2006 (including $5.6 million in product development costs). For the first nine months of 2007, the Company's engineering, operations and product development expenses totalled $12.8 million (including $7.4 million in product development costs), compared to $12.5 million in the nine months ended September 30, 2006 (including $8.2 million in product development costs). During the third quarter, the Company continued to focus on the development of its P1 program and electric drive solutions, as well as ongoing production activities associated with the G1 shuttle buses and electric components.

As of September 30, 2007, the Company's net cash and cash equivalents totalled $5.8 million, and working capital totalled $11.5 million, compared to cash and cash equivalents of $3.8 million, and working capital of $3.3 million, as at September 30, 2006, and cash and cash equivalents of $27.2 million, and working capital of $32.4 million, as at December 31, 2006.

Corporate

In the third quarter of 2007, Azure finalized previously announced arrangements to relocate its head office and, on September 19, 2007, announced that it had established its new corporate headquarters in Oak Park, Michigan. The facility's strategic location, close to Azure's key industry partners, is expected to meet all of the Company's ongoing business development and production needs. The State of Michigan has granted Azure a tax credit valued at more than US$1.7 million over the next seven years. The city of Oak Park has also proposed an 11-year local tax abatement worth an estimated US$55,400.

The Company does not anticipate any material changes to employee counts at its other facilities. Azure will maintain its electric drive solutions business unit and facility in Boston, Massachusetts, and the bulk of its hybrid and hybrid-electric systems engineering and technology development team will remain at its facility in Vancouver, British Columbia. The Company will also maintain a service facility in Mississauga, Ontario to support major customers in the Toronto area.

On September 20, 2007, Azure announced that it had been presented the 2007 Deloitte Technology Green 15, awarded as a top performer in environmental technology. "The Deloitte Technology Green 15 Awards recognize those Canadian companies that offer solutions to global environmental challenges by creating intellectual property (IP) and technology that reduce society's environmental impact," said John Ruffolo, National Leader, Technology, Media & Telecommunications Industry Group, Deloitte. "Companies such as Azure Dynamics are creating technology solutions that have a significant environmental impact and demonstrate a compelling return on investment."

Subsequent to the end of the third quarter, Azure completed an equity financing for $30.0 million in gross proceeds. The Company plans to use the proceeds of the offering to fund its ongoing product development, as well as general corporate purposes.

Product Developments

The main developments in core product lines for the third quarter of 2007 included the following:

G1 Series (7,500 to 16,000 lbs. gross vehicle weight, "GVW")

- Purolator Courier Ltd. ("Purolator") continued to operate its fleet of 49 G1 hybrid delivery vans in Toronto, Ontario, Montreal, Quebec and Vancouver, British Columbia.
- Continued G1 shuttle bus production and completed an additional six hybrid buses in the quarter.
- Subsequent to the end of the third quarter, Azure completed the durability testing of a shuttle bus at the U.S. Federal Transit Administration's Altoona Bus Research and Testing Center. In the U.S., successful completion of durability testing is required in order to be eligible for federal capital subsidies in public transit applications.

P1 Parallel (10,000 – 19,000 lbs. GVW)

- Signed a commercial development and cooperation agreement with a third lead customer for its P1 Delivery Van Program. Azure will deliver a gasoline parallel hybrid electric Ford E-450 based vehicle for industry viability validation, testing and demonstration within the company's North American fleet. Successful completion of the program will result in the company committing to use Azure's hybrid technology on the Ford E-450 chassis for a minimum of 10 percent of their annual fleet replacement purchases.
- Built three prototype 2008 E-450 hybrid vehicles with production intent hardware.
- Completed FedEx and Purolator demonstration vehicles and commenced internal testing.

Electric Drive Solutions and other production:

- Concluded arrangements with Kidron for the branding, marketing and sale of Azure's LEEP systems throughout the North American refrigerated truck body segment.
- Received initial purchase order release from EAE for 200 electric drive systems to be integrated into the Nissan Tsuru platform, for use in Mexico City's municipal fleet. During the second quarter of 2007, the first converted vehicle was completed and unveiled at the International Electric Vehicle Forum. Azure expects to complete the conversion of 1,000 vehicles over the next 15 months.

The Company's fiscal 2007 third quarter financial statements and MD&A are available at www.sedar.com or on the Company's website at www.azuredynamics.com.

About Azure Dynamics

Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial

vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions. For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements
This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles.

Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Daniel Renzella, Chief Financial Officer (781) 932-9009 ext 229
Email: mailto:drenzella@azuredynamics.com

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220
Email: sglaser@azuredynamics.com

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Stated in Thousands)

As at	Sepetember 30 2007 (unaudited)	December 31 2006 (audited)	September 30 2006 (unaudited)
	$	$	$
ASSETS			
Current			
Cash and cash equivalents	**5,852**	27,192	3,818
Accounts receivable	**691**	3,394	777
Contributions receivable	**865**	1,274	604
Inventory and related prepayments	**7,876**	3,821	4,308
Prepaid expenses	**879**	831	962
	16,163	36,512	10,469
Restricted cash	**977**	699	671
Property and equipment	**5,806**	5,614	5,707
Other assets	-	-	-
Intangible assets, net of amortization (Note 3)	**9,548**	10,542	11,085
Goodwill (Note 3)	**2,932**	2,932	2,932
	35,426	56,299	30,864
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities	**4,148**	2,814	4,237
Customer deposits & deferred revenue	**307**	1,046	541
Current portion of notes payable (Note 4)	**181**	212	2,417
	4,636	4,072	7,195
Long-term			
Deferred revenue	**945**	943	965
Notes payable	**1,934**	2,294	-
	2,879	3,237	965
Shareholders' equity			
Share capital (Note 5)	**112,734**	112,803	82,356
Contributed surplus (Note 5)	**4,683**	3,816	2,970
Deficit	**(89,506)**	(67,629)	(62,622)
	27,911	48,990	22,704
	35,426	56,299	30,864

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statement of Operations and Deficit
(Stated in Thousands)

	For the three months ended September 30 (unaudited)		For the nine months ended September 30 (unaudited)	
	2007	2006	2007	2006
	$	$	$	$
Revenues	1,534	411	2,283	2,757
Cost of sales	1,731	577	2,401	2,550
Gross Margin	(197)	(166)	(118)	207
Expenses				
Engineering, research, development and related costs, ne	4,132	6,414	11,949	11,151
Selling and marketing	940	717	2,603	2,265
General and administrative	1,870	1,780	5,864	5,532
Total expenses	6,942	8,911	20,416	18,948
Loss from operations	(7,139)	(9,077)	(20,534)	(18,741)
Interest and other income, net	156	65	460	321
Other Expense	(1,537)	-	(1,748)	-
Foreign currency gains/(losses)	66	(3)	(55)	(7)
Net loss for the period	(8,454)	(9,015)	(21,877)	(18,427)
Deficit, beginning of period	(81,052)	(53,607)	(67,629)	(44,195)
Deficit, end of period	(89,506)	(62,622)	(89,506)	(62,622)
Loss per share - basic	(0.04)	(0.06)	(0.11)	(0.12)
Weighted average number of shares - basic *	198,276	159,206	198,276	158,143

* *No fully diluted earnings per share have been disclosed, as these would be anti dilutive.*

Azure Dynamics Corporation
(A Development Stage Enterprise)
Consolidated Statement of Cash Flows
(Stated in Thousands)

	For the three months ended September 30 (unaudited)		For the nine months ended September 30 (unaudited)	
	2007	2006	2007	2006
	$	$	$	$
Cash flows from operating activities				
Net loss for the period	(8,454)	(9,015)	(21,877)	(18,427)
Adjustments for:				
Amortization of property and equipment and other assets	226	204	665	589
Amortization of intangible assets	348	365	1,090	1,174
Unrealized foreign currency gains/(losses)	20	(9)	(52)	162
Loss on disposal of assets	19		185	
Stock option compensation expense	284	208	809	846
Deferred share units compensation expense	63	-	63	-
	(7,494)	(8,247)	(19,117)	(15,656)
Changes in non-cash working capital items	(2,796)	1,267	(480)	(1,606)
Movement due to exchange impact	(79)	(2)	85	(40)
	(2,875)	1,265	(395)	(1,646)
Total Cash flows from operating activities	(10,369)	(6,982)	(19,512)	(17,302)
Cash flows from financing activities				
Issuance of common shares (net of costs)	(88)	172	(73)	1,462
Principle payments on notes payable	(8)	(13)	(27)	(41)
Movement due to exchange impact	(151)	3	(365)	(99)
Total Cash flows from financing activities	(247)	162	(465)	1,322
Cash flows from investing activities				
Acquisition of property and equipment	(201)	(122)	(1,042)	(723)
Acquisition of other assets	(27)	4	(96)	(65)
Changes in restricted cash	(201)	-	(426)	-
Movement due to exchange impact	-	6	-	(198)
Total Cash flows from investing activities	(429)	(112)	(1,564)	(986)
Decrease in cash and cash equivalents	(11,045)	(6,932)	(21,541)	(16,966)
Exchange impact on cash held in foreign currency	50	3	201	63
Cash and cash equivalents, beginning of period	16,847	10,747	27,192	20,721
Cash and cash equivalents, end of period	5,852	3,818	5,852	3,818

Certain reclassifications have been made to the September 30, 2006 comparative numbers to conform to the current period presentation.


AZURE
DYNAMICS



News Release

AZURE DYNAMICS RECEIVES ISO 9001:2000 CERTIFICATION

Oak Park, Michigan – November 28, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company"), a leading developer of hybrid electric and electric powertrains for commercial vehicles announces a significant milestone as its Canadian facility in Burnaby, British Columbia has become certified to the ISO 9001:2000 Quality Management System standard.

The certification of compliance to ISO 9001:2000 recognizes that the policies, practices and procedures of the Company ensure consistent quality in the productsand services that are provided to the customer. The process of becoming certified to ISO 9001:2000 consists of a stringent evaluation process including the development of a quality management system, a formalized review of the related documentation, a pre-audit, an initial assessment and the clearance of all non-conformances, all of which are intended to identify corrective actions that eliminate non-conformance to the quality management standard. Azure Dynamics received its ISO 9001:2000 certificate of registration from BSI Management Systems on November 1, 2007.

The Company's Woburn Massachusetts facility has been certified to ISO 9001:2000 since October of 2003. ISO 9001 is accepted worldwide as the inclusive international standard that defines quality.

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions.

For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles. Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and

uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220
Email: sglaser@azuredynamics.com

David Shapton, Tel: +44 207 260 1312,
Numis Securities Limited, Nominated Adviser to the Company


AZURE
DYNAMICS



News Release

AZURE DYNAMICS' HYBRID SHUTTLE BUS SUCCESSFULLY COMPLETES ALTOONA TESTING

Oak Park, Michigan – November 29, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company"), a leading developer of hybrid electric and electric powertrains for commercial vehicles, today announced it has successfully completed the durability testing at the U.S. Government's bus certification test facility in Altoona, Pennsylvania. The successful completion of this test qualifies Azure's gasoline hybrid drive system for federally-supported hybrid bus purchases by public transit agencies across the United States.

Scott Harrison, Azure's Chief Executive Officer said, "This test demonstrates, on an accelerated time frame, the ability of Azure's hybrid system to withstand the rigors of operating in a demanding urban transit bus environment for seven years." Mr. Harrison went on to say, "With this federal funded program now in place, U.S. shuttle bus operators can cost effectively adopt an environmentally cleaner hybrid shuttle bus solution."

Azure Dynamics series hybrid electric shuttle bus uses an electric motor as the only means of driving the wheels. The motor obtains electricity from one of two sources, a battery pack or an on-board generator powered by the engine. The batteries in a hybrid electric vehicle are recharged by the engine/generator (genset) as well as regenerative energy which is captured during braking. Dependant on drive cycle, Azure's hybrid electric shuttle bus reduces fuel consumption by up to 40%, reduces maintenance costs by 25% and is anti-idle compliant.

About Altoona Bus Testing Program
The FTA New Model Bus Testing Program is designed to promote the production of better transit vehicles and components and to ensure that transit customers purchase safe vehicles able to withstand the rigors of transit service. The program was established in response to legislation included in the 1987 Surface Transportation and Uniform Relocation Assistance Act. This legislation required all new and modified bus models to be tested before being purchased with federal funds. The Altoona Bus Testing and Research Center was established in 1989. The Pennsylvania Transportation Institute ("PTI") operates and maintains the facility on behalf of FTA. PTI provides all management, administrative, technical and support staff, facilities, instrumentation, equipment, and materials necessary to test new bus models for maintainability, reliability, safety, performance, structural integrity, fuel economy, emissions, noise, and related technical support.

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions.

For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles. Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Dean McGrew, Vice-President, Business Development (781) 932-9009
Email: dmcgrew@azuredynamics.com

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220
Email: sglaser@azuredynamics.com

David Shapton, Tel: +44 207 260 1312,
Numis Securities Limited, Nominated Adviser to the Company


AZURE
DYNAMICS

News Release

AZURE DYNAMICS SIGNS FLORIDA POWER & LIGHT AS FOURTH LEAD CUSTOMER FOR PARALLEL HYBRID

Oak Park, Michigan – December 18, 2007 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company"), a leading developer of hybrid electric and electric powertrains for commercial vehicles is pleased to announce it has signed a commercial development and cooperation agreement with Florida Power and Light ("FPL"), a wholly owned subsidiary of FPL Group (NYSE: FPL). Azure will deliver a gasoline parallel hybrid electric Ford E-450 based vehicle for industry viability validation, testing and demonstration within the FPL fleet.

Scott Harrison, Azure's Chief Executive Officer said, "Florida Power and Light continue to show their environmental leadership by working with Azure to test and verify the environmental and economic benefits of hybrid drive technology." Mr. Harrison went on to say, "Adding a utility with the national reputation of FPL verifies the versatility and broad application of our hybrid electric Ford E-450 based solution. We couldn't be more pleased to have them on-board as our fourth lead customer."

The parallel hybrid electric demonstration vehicle will be used to verify the fuel economy improvements, emissions reductions and maintenance cost savings that can be achieved using Azure's patented technology. Successful completion of the program will result in the company becoming a lead customer for Azure's hybrid technology on the Ford E-450 chassis. FPL currently runs a fleet of approximately 3,400 vehicles.

About FPL Group
FPL Group, with annual revenues of nearly $16 billion, is nationally known as a high quality, efficient, and customer-driven organization focused on energy-related products and services. With a growing presence in 27 states, it is widely recognized as one of the country's premier power companies. Its principal subsidiary, Florida Power & Light Company, serves 4.5 million customer accounts in Florida. FPL Energy, LLC, an FPL Group competitive energy subsidiary, is a leader in producing electricity from clean and renewable fuels. For more information please visit www.FPLGroup.com.

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions. For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles. Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Mark Federle, Senior Vice President, Sales (781) 932-9009
Email: mfederle@azuredynamics.com

Daniel Renzella, Chief Financial Officer (781) 932-9009
Email: drenzella@azuredynamics.com

David Shapton, Tel: +44 207 260 1312,
Numis Securities Limited, Nominated Adviser to the Company


AZURE
DYNAMICS



News Release

AZURE DYNAMICS NAMES NEW CHIEF FINANCIAL OFFICER

Oak Park, Michigan – January 14, 2008 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure" or the "Company"), a leading developer of hybrid electric and electric powertrains for commercial vehicles today announced the appointment of Mr. Ryan Carr as Chief Financial Officer.

Scott Harrison, Azure's Chief Executive Officer welcomed Mr. Carr to the Company. "Ryan is a key addition to our management team and brings with him a broad array of management experience," said Mr. Harrison. "He has the financial, operational and management skills that will help drive Azure's growth. I am thrilled to welcome him to our talented executive team."

Mr. Carr recently served as Chief Financial Officer for Ryko Enterprises, a leading global car wash equipment manufacturing and service organization. Mr. Carr was successful in leading a number of initiatives to improve liquidity, working capital, operational efficiencies and overall profitability. Mr. Carr has also worked in various financial and operational leadership capacities for leading global companies such as; Hayes-Lemmerz, AlliedSignal and Ernst & Young. With over 15 years of finance and operations leadership experience Mr. Carr has a solid track record of helping companies to achieve their financial objectives.

Mr. Carr will report directly to the CEO and will be responsible for all financial, information technology and human resources activities. He will be replacing Daniel P. Renzella, who resigned as Azure's Chief Financial Officer. Mr. Renzella will support the transition as well as the Company's strategic development in an advisory capacity. "We thank Dan for his leadership and many contributions over the past few years", said Mr. Harrison. "Dan has played a significant role in the development and maturation of our business."

About Azure Dynamics
Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient, and environmentally-friendly energy management solutions. For more information please visit www.azuredynamics.com.

The TSX and LSE Exchanges do not accept responsibility for the adequacy or accuracy of this release.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles. Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Steven Glaser, Vice President, Corporate Affairs (416) 367-0220 x105
Email: sglaser@azuredynamics.com


AZURE
DYNAMICS



News Release

AZURE DYNAMICS AND UTILIMASTER SIGN SUPPLY AGREEMENT FOR HYBRID VEHICLE INTEGRATION

Oak Park, Michigan – February 26, 2008 – Azure Dynamics Corporation (TSX: AZD & LSE: ADC) ("Azure") a leading developer of hybrid electric and electric powertrains for commercial vehicles, today announced that it has signed a supply agreement with Utilimaster Corporation ("Utilimaster"), a leading builder of step vans, commercial truck bodies and utility vehicles, for the assembly, hybridization and manufacturing engineering of Azure's P1 hybrid electric commercial delivery vans and shuttle buses.

"Azure first announced its planned partnership with Utilimaster in August 2007," said Scott Harrison, Azure's Chief Executive Officer. "Since then, significant progress has been made by both parties to reach production readiness. We are on track to begin delivery of production Ford E-Series parallel hybrid commercial delivery vehicles to our customers."

Under terms of the agreement, Azure provides Utilimaster with its P1 hybrid electric powertrains, which Utilimaster will integrate into Ford Motor Company's E-Series commercial chassis at Utilimaster's manufacturing facilities in Wakarusa, Indiana.

About Utilimaster

Located in Wakarusa Indiana, Utilimaster Corporation has been building quality custom commercial vehicles that include walk-in vans, parcel delivery vans and truck bodies since 1973. Utilimaster is dedicated to designing, building, and servicing vehicles. With multiple modern plants dedicated to designing and building the vehicles bodies, Utilimaster has a broad customer base in many industries, including the package delivery, truck rental, bakery/snack delivery, linen/uniform rental and utilities markets.

About Azure Dynamics

Azure Dynamics Corporation (TSX: AZD) (LSE: ADC) is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. Azure is strategically targeting the commercial delivery vehicle and shuttle bus markets and is currently working internationally with various partners and customers. The Company is committed to providing customers and partners with innovative, cost-efficient and environmentally-friendly energy management solutions. For more information please visit www.azuredynamics.com.

-30-

Forward-looking Statements

This press release contains forward-looking statements. More particularly, this press release contains statements concerning Azure's business development strategy, projected commercial revenues and product deliveries.

The forward-looking statements are based on certain key expectations and assumptions made by Azure, including expectations and assumptions concerning achievement of current timetables for development programs, target market acceptance of Azure's products, current and new product performance, availability and cost of labour and expertise, and evolving markets for power for transportation vehicles. Although Azure believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Azure can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with Azure's early stage of development, lack of product revenues and history of losses, requirements for additional financing, uncertainty as to commercial viability, uncertainty as to product development and commercialization milestones being met, uncertainty as to the market for Azure's products and unproven acceptance of Azure's technology, competition for capital, product market and personnel, uncertainty as to target markets, dependence upon third parties, changes in environmental laws or policies, uncertainty as to patent and proprietary rights, availability of management and key personnel, and acquisition integration risk. These risks are set out in more detail in Azure's annual information form which can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Azure undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR MORE INFORMATION, CONTACT:

Steven Glaser, Vice-President, Corporate Affairs (416) 367-0220
Email: sglaser@azuredynamics.com


END